Form 20-F
period 2022-10-31
Caravelle International Group
filed 2023-08-28
CIK 1928948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2022

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from __________ to __________

Commission file number 001-41573

Caravelle International Group
(Exact Name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372
(Address of principal executive offices)

Dr. Guohua Zhang, Chief Executive Officer
60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372
Email: zgh@caravelleglobal.com.cn
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, $0.0001 par value per share	CACO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of October 31, 2022, 50,000,000 ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. **Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). **Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. **Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. **Yes ☐ No ☐

i

INTRODUCTION

FREQUENTLY USED TERMS

Unless otherwise indicated, “we,” “us,” “our,” “Caravelle,” and “the Company” and similar terminology refer to Caravelle International Group, an exempted company incorporated under the laws of the Cayman Islands, and its subsidiaries subsequent to the Business Combination (defined below).

“Amended and Restated Registration Rights Agreement” means the amended and restated registration rights agreement that certain holders of ordinary shares of the Caravelle, certain holders of Pacifico Common Stock, and the holders of the Private Units entered into at the Closing.

“BDI” means the Baltic Dry Index, an index of the daily average of charter rates for key routes published by the Baltic Exchange Limited.

“Business Combination” means the Mergers and the other Transactions to be consummated under the Merger Agreement.

“Caravelle” means Caravelle International Group, a Cayman Islands exempted company.

“Caravelle Board” means the board of directors of Caravelle.

“Caravelle Group” means Caravelle Group Co., Ltd prior to the consummation of the Business Combination.

“Caravelle Ordinary Share(s)” means Ordinary Share(s) of Caravelle, par value $0.0001 per share.

“Chardan” means Chardan Capital Markets LLC.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code.

“Combined Company” means Caravelle and its consolidated subsidiaries after the consummation of the Business Combination.

“CO-Tech” means new carbon neutral ocean technology. The CO-Tech business is an innovative integration of ocean shipping, wood drying, and carbon trading businesses.

“Earnout Shares” means initial earnout shares and subsequent earnout shares.

“Founder Shares” refer to the 1,437,500 shares of common stock held or controlled by Pacifico’s insiders prior to the IPO.

“GAAP” means accounting principles generally accepted in the United States of America.

“IFRS” means the International Financial Reporting Standards.

“Incentive Plan” means Caravelle 2022 Share Incentive Plan.

“Initial Merger” means the merger of Merger Sub 1 with and into Caravelle Group.

“Initial Stockholders” means the stockholders who hold the Founder Shares.

“IPO” means Pacifico’s initial public offering.

“Lock-up Agreements” means the lock-up agreements that certain holders of Caravelle Group ordinary shares and certain holders of Pacifico Common Stock executed contemporaneously with the execution of the Merger Agreement.

“Merger” means SPAC Merger and Initial Merger.

“Merger Agreement” means certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time) entered into by Caravelle, Merger Sub 1, Merger Sub 2 and Caravelle Group on April 5, 2022 and amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022.

“Merger Sub 1” means Pacifico International Group, a Cayman Islands exempted company and a direct wholly owned subsidiary of Caravelle.

“Merger Sub 2” means Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of Caravelle.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Pacifico” means Pacifico Acquisition Corp.

“Pacifico Common Stock” means shares of common stock of Pacifico.

“Pacifico Rights” means rights of Pacifico.

“Pacifico securities” means Pacifico Units, Pacifico Common Stock (excluding any redeemed shares) and Pacifico Rights.

“Pacifico Units” means units of Pacifico.

“Private Units” means the 307,500 units of Pacifico that the Sponsor and Chardan purchased at a price of $10.00 per Private Unit for an aggregate purchase price of $3,075,000 in a private placement.

“Public Shares” means shares of common stock of Pacifico sold as part of the Public Units in the IPO.

“Public Units” means units of Pacifico sold in the IPO.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“SGEX” means SGEX Group Co., Ltd.

“Singapore Garden” means Singapore Garden Technology Pte. Ltd.

“Singapore Subsidiary” means either Topsheen Shipping Singapore Pte. Ltd., Topsheen Bulk Singapore Pte. Ltd. or Singapore Garden Technology Pte. Ltd. (collectively, the “Singapore Subsidiaries”).

“SPAC Merger” means the merger of Merger Sub 2 with and into Pacifico.

“Sponsor” means Pacifico Capital LLC.

“TBS” means Topsheen Bulk Shipping Pte. Ltd.

“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by the Merger Agreement or any of the ancillary agreements.

“TSGC” means Topsheen Shipping Group Corporation.

“TSS” means Topsheen Shipping Singapore Pte. Ltd.

“Topsheen Companies” means TBS, TSGC, and TSS.

“Trust Account” means Pacifico’s U.S.-based trust account with American Stock Transfer & Trust Company, LLC for the benefit of Pacifico’s public stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, “this Report”) is being filed by Caravelle.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3.D. — Risk Factors” section of this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

EXPLANATORY NOTE

On April 5, 2022, Pacifico Acquisition Corp. entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022, by and among Caravelle International Group (“Caravelle”), Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of Caravelle (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of Caravelle (“Merger Sub 2”), and Caravelle Group Co., Ltd, a Cayman Islands exempted company (“Caravelle Group”), pursuant to which (a) Merger Sub 1 merged with and into Caravelle Group, and Caravelle Group became the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of Caravelle, and (b) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 merged with and into Pacifico, and Pacifico became the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of Caravelle.

On December 16, 2022, Caravelle consummated the Business Combination pursuant to the terms of the Merger Agreement and Caravelle Group became a wholly owned subsidiary of Caravelle. On December 19, 2022, Caravelle’s ordinary shares commenced trading on Nasdaq under the symbol “CACO.”

As a result of the Business Combination, among other things, (i) all outstanding ordinary shares of Caravelle Group were cancelled in exchange for 50,000,000 ordinary shares of Caravelle, (ii) each outstanding unit of Pacifico (the “Pacifico Unit”) was automatically detached, (iii) each unredeemed outstanding share of common stock of Pacifico (the “Pacifico Common Stock”) was cancelled in exchange for the right to receive one (1) Ordinary Share of Caravelle, (iv) every ten (10) outstanding rights of Pacifico (the “Pacifico Rights”) were contributed in exchange for one (1) Ordinary Share of Caravelle, and were cancelled and cease to exist, and (v) each unit purchase option of Pacifico (the “Pacifico UPO”) was automatically cancelled in exchange for one (1) unit purchase option of Caravelle (the “UPO”).

Caravelle was determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the Business Combination. Pacifico is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, Caravelle’s shareholders have a majority of the voting power of the combined company, Caravelle comprised all of the ongoing operations of the combined entity, Caravelle comprised a majority of the governing body of the combined company, and Caravelle’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Caravelle for the net assets of Pacifico, accompanied by a recapitalization. Caravelle is determined as the predecessor, and the historical financial statements of Caravelle Group became Caravelle’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the Business Combination were those of the Caravelle Group.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

See “Item 18. Financial Statements.”

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Investing in the securities of Caravelle involves a high degree of risk. In addition to the other information contained in this Report, including the matters addressed under the headings “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects”, and the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors presented in this Report. The risks associated with Caravelle are discussed below, and many of these risks may have various ramifications. Therefore, the information below should be viewed as a starting point for understanding the significant risks relating to Caravelle, and not as a limitation on the potential impact of the matters discussed. The business, results of operations, financial condition and prospects of Caravelle could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, the business, results of operations, financial condition and prospects of Caravelle could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to business, reputation, brand, financial condition, results of operations and future prospects.

Summary of Risk Factors

The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. We encourage you to read the full risk factor discussion carefully. The occurrence of one or more of the events or circumstances described in this section, alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations.

Risks Related to the International Shipping Industry

●	The cyclical nature of the shipping industry could have an adverse effect on Caravelle’s business.

●	Caravelle’s profitability and growth depend on the demand for shipping vessels and global economic conditions, and the impact of consumer confidence and consumer spending on shipping volume and charter rates. Charter hire rates for shipping vessels may experience volatility or increase, which would, in turn, adversely affect Caravelle’s profitability.

●	Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, could adversely affect Caravelle’s business. The COVID-19 pandemic, and measures to contain its spread, have impacted the markets in which Caravelle operates and could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

●	If global economic conditions weaken, particularly in the Asia Pacific region, it could have a material adverse effect on Caravelle’s business, financial condition and results of operations.

●	An increase in trade protectionism globally could have a material adverse impact on Caravelle’s business and, in turn, could cause a material adverse impact on Caravelle’s business, financial condition, results of operations and cash flows.

●	Caravelle operates in a highly competitive international shipping industry and if Caravelle does not compete successfully with new entrants or established companies with greater resources, its shipping business growth and results of operations may be adversely affected.

●	Increases in marine fuel prices could increase Caravelle’s operating costs.

●	Increases in port fees and stevedoring expenses could increase Caravelle’s operating costs.

●	World events, including terrorist attacks and regional conflict, could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

●	Acts of piracy on ocean-going vessels may have a material adverse effect on Caravelle’s business, financial condition, cash flows, and results of operations.

●	Increased inspection procedures and tighter import and export controls could increase costs and disrupt Caravelle’s business.

●	Caravelle’s freights may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations or other governments.

Risks Related to Caravelle’s International Shipping Business

●	Caravelle operates carriers worldwide and, as a result, its business has inherent operational risks, which may reduce its revenue or increase its expenses, and Caravelle may not be adequately covered by insurance.

●	Caravelle charters vessels mostly from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer.

●	Labor interruptions could disrupt Caravelle’s business.

●	Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on Caravelle’s business.

●	The smuggling of drugs or other contraband onto Caravelle’s freight may lead to governmental claims against Caravelle.

●	Caravelle needs to maintain its relationships with local shipping agents, port and terminal operators.

Risks related to Caravelle’s CO-Tech Business

●	Caravelle’s CO-Tech business has no operating history, and its project growth might not be realized.

●	Caravelle’s yet to be launched CO-Tech business sector has no operating history and no revenues, and there is no past performance with which to evaluate Caravelle’s ability to achieve its business objectives.

●	Caravelle’s forecast regarding its CO-Tech business relies in large part upon assumptions and analyses developed by its management. If these assumptions and analyses prove to be incorrect, its actual operating results could suffer.

●	Caravelle expects its operating expenses to increase significantly in the future, which may impede its ability to achieve profitability.

●	Caravelle is dependent upon its proprietary intellectual properties.

●	Caravelle’s CO-Tech model is in the early stages and it may not become profitable within twelve months after the closing of the Business Combination, if at all.

●	Caravelle purchases its CO-Tech equipment from New Galion Group (HK) Co Ltd (“New Galion”) and purchases a vessel from Beijing Hanpu Technology Co., Ltd, both of which are controlled by Dr. Guohua Zhang, Caravelle’s Chief Executive Officer. In addition, Caravelle will rent vessels for the CO-Tech business from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer.

●	Supply and distribution chain disruptions could adversely affect Caravelle’s business.

●	Caravelle depends on third parties for logging and transportation services and increases in the costs or decreases in the availability of quality service providers could adversely affect its business.

●	In the new CO-Tech wood desiccation business, the revenue and profit may be subject to high volatility because the need for wood desiccation service is determined by the market’s supply of timber and demand for wood products, and such markets are cyclical and competitive.

●	Caravelle’s growth depends on the continued growth of the need for wood desiccation, wood vinegar, and further development of the carbon trading market.

●	Caravelle may not be able to obtain the necessary certification from the classification societies.

●	Caravelle depends on the core technologies licensed by Dr. Guohua Zhang, in the CO-Tech business, thus, if Dr. Zhang revokes such license, Caravelle’s business will be substantially affected.

●	Caravelle currently lacks employees with adequate training and experience to carry out the CO-Tech business on-board.

Risks related to Caravelle’s Overall Business

●	It is not certain if Caravelle will be classified as a Singapore tax resident.

●	The ability of Caravelle’s subsidiaries and consolidated affiliated entities in Singapore and Samoa to distribute dividends to Caravelle may be subject to restrictions under Singapore and Samoa laws.

●	Caravelle may require additional capital to implement its business strategy, including to develop its business in carbon neutral shipping and to expand its traditional international shipping business, and it may need to raise additional funds in the future.

●	Caravelle may require additional capital to implement its business strategy, including to develop its business in carbon neutral shipping and to expand its traditional international shipping business, and it may need to raise additional funds in the future.

●	Caravelle’s business depends upon certain employees who may not necessarily continue to work for us.

●	Caravelle might not obtain and maintain sufficient insurance coverage, which could expose Caravelle to significant costs and business disruption.

●	Caravelle may be subject to litigation that, if not resolved in its favor, could have a material adverse effect on its business, financial condition, cash flows and results of operations.

●	The requirements of being a public company have increased certain of Caravelle’s costs and require significant management focus.

●	Because Caravelle generates most of the revenues in United States dollars but incurs a portion of the expenses in other currencies, exchange rate fluctuations could hurt the results of operations.

●	Global inflationary pressures could negatively impact Caravelle’s results of operations and cash flows.

●	Failure to comply with the U.S. sanction laws could result in fines, criminal penalties, and an adverse effect on Caravelle’s business.

●	Security breaches and disruptions to Caravelle’s information technology infrastructure (cyber-security) could interfere with its operations and expose it to liability, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

●	Caravelle is leveraged, which could limit its ability to execute its business strategy and Caravelle may be unable to comply with its covenants in its credit facilities that impose operating and financial restrictions on it, which could result in a default under the terms of these agreements.

Risks Related to Caravelle

●	No public market for Caravelle’s shares and uncertainty in the development of an active trading market for Caravelle’s shares;

●	Price volatility of Caravelle’s shares;

●	Sale or availability for sale of substantial amounts of Caravelle’s shares;

●	Potential dilution for existing shareholders upon Caravelle’s issuance of additional shares;

●	Potential treatment of Caravelle as a passive foreign investment company;

●	Potential treatment of Caravelle as a U.S. corporation for U.S. federal income tax purposes; and

●	Exemptions from requirements applicable to other public companies due to Caravelle’s status as an emerging growth company.

Risks Related to Caravelle’s Business

In addition to the other information included in this Report, the considerations listed below could have a material adverse effect on Caravelle’s business, financial condition or results of operations, cash flows, or ability to pay dividends, future prospects, or financial performance. The risks set forth below comprise all material risks currently known to Caravelle. These factors should be considered carefully, together with the information and financial data set forth in this Report.

Risks Related to the International Shipping Industry

The cyclical nature of the shipping industry could have an adverse effect on Caravelle’s business.

Historically, the financial performance of the shipping industry has been cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, international maritime shipping services. The level of shipping capacity is a function of the number and size of vessels in the world fleet, their deployment, the delivery of new vessels and the scrapping of older vessels. The demand for international maritime shipping services is influenced by, among other factors, global and regional economic conditions, currency exchange rates, the globalization of manufacturing, fluctuation in the levels of global and regional international trade, regulatory developments and changes in seaborne and other transportation patterns. Changes in the demand for international maritime shipping services are difficult to predict. Decreases in such demand and/or increases in international maritime shipping capacity could lead to significantly lower freight rates, reduced volume, or a combination of the two, which would have a material adverse effect on Caravelle’s business, financial condition and results of operations.

Caravelle’s profitability and growth depend on the demand for shipping vessels and global economic conditions, and the impact of consumer confidence and consumer spending on shipping volume and charter rates. Charter hire rates for shipping vessels may experience volatility or increase, which would, in turn, adversely affect Caravelle’s profitability.

The ocean-going shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Charter rates are impacted by various factors, including supplies of vessels, the level of global trade, exports from one part of the world to the other parts, demand for the seaborne transportation cargoes, and shipping capacity. High demand for shipping capacity and lower supply of shipping capacity could result in higher charter rates, which may adversely affect Caravelle’s profitability. The factors affecting the supply and demand for shipping vessels are outside of the control of Caravelle, and the nature, timing and degree of changes in industry conditions are unpredictable. The Baltic Dry Index, or the BDI, an index of the daily average of charter rates for key routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the vessel charter market and the performance of the entire shipping market, declined approximately 97.5% from its high of 11,793 in May 2008 to 290 on February 10, 2016, and has remained volatile since then. During the year ended December 31, 2021, the BDI rose to an average of 4,948 from an average of 1,066 in the previous year. For the month of December 2022, the daily average BDI was 1,466. A significant increase in charter rates would adversely affect Caravelle’s profitability, cash flows and ability to pay dividends.

Factors that influence demand for shipping capacity include:

●	supply and demand for products suitable for maritime shipping;

●	changes in global production of products transported by ships;

●	the distance that cargo products are to be moved by sea;

●	the globalization and deglobalization of manufacturing;

●	global and regional economic and political conditions;

●	developments and disruptions in international trade;

●	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported and the speed of vessels;

●	environmental and other regulatory developments; and

●	currency exchange rates.

Factors that influence the supply of shipping capacity include:

●	the number of new building deliveries;

●	the scrapping rate of older shipping vessels;

●	the price of steel and other raw materials;

●	changes in environmental and other regulations that may limit the useful life of shipping vessels;

●	the number of shipping vessels that are out of service; and

●	port congestion.

Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, could adversely affect Caravelle’s business. The COVID-19 pandemic, and measures to contain its spread, have impacted the markets in which Caravelle operates and could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

The COVID-19 pandemic and measures to contain its spread, continues to negatively impact regional and global economies and trade patterns in markets in which Caravelle operates, the way Caravelle operates its business, and the businesses of its customers and suppliers. Governments in affected countries have been imposing travel bans, quarantines and other emergency public health measures and a number of countries have implemented lockdown measures. Companies, including Caravelle, are also taking precautions, such as requiring employees to work remotely, and imposing travel restrictions. These restrictions have had an adverse impact on global economic conditions, resulted in turmoil in the shipping, credit and other markets which affect Caravelle, and introduced new risks to Caravelle’s operations, some of which may not yet have become evident to Caravelle. As a result of these measures, Caravelle’s chartered ships may not be able to call on ports, or may be restricted from departing from ports, and the duration of voyages may increase in order to accommodate mandatory minimum periods between port calls which could increase Caravelle’s costs and delay the due date for payment of freight to Caravelle. In addition, Caravelle may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, closure of ports and customs offices, disruptions to crew change, quarantine of ships and/or crew, counterparty credit risk, limitations on sources of cash and liquidity, as well as disruptions in the supply chain and industrial production which may lead to reduced cargo supply and/or the demand for such cargo and thus to a decline in the demand for Caravelle’s services, among other potential consequences. Ongoing prevention and mitigation measures, and negative economic and trade impacts of the COVID-19 outbreak could materially and adversely affect Caravelle’s future operations, its business, financial condition and cash flows. The extent of the COVID-19 outbreak’s effect on Caravelle’s operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, the emergence of new variants, the development, availability, distribution and effectiveness of vaccines and treatments, the imposition of protective public safety measures and the impact on the global economy, all of which are uncertain and difficult to predict considering the rapidly evolving situation. As a result, the ultimate severity of the COVID-19 pandemic is uncertain at this time and therefore Caravelle cannot predict the impact it may have on its future operations, which impact could be material and adverse.

If global economic conditions weaken, particularly in the Asia Pacific region, it could have a material adverse effect on Caravelle’s business, financial condition and results of operations.

Global economic conditions impact worldwide demand for various goods and, thus, shipping. In particular, Caravelle anticipates a significant number of the port calls made by its freight will continue to involve the loading or unloading of cargos in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country can have a significant impact on the demand for international maritime shipping. However, if the pace in growth in the Asia Pacific region experiences slower or negative economic growth in the future, this may impose negative impact on the international maritime shipping demand.

An increase in trade protectionism globally could have a material adverse impact on Caravelle’s business and, in turn, could cause a material adverse impact on Caravelle’s business, financial condition, results of operations and cash flows.

Caravelle’s operations are exposed to the risk that increased trade protectionism globally could adversely affect Caravelle’s business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Trade protectionism in the markets that Caravelle serves may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for shipping.

Caravelle’s shipping business is deployed on routes involving seaborne trade in and out of emerging markets, and Caravelle’s shipping and business revenue may be derived from the shipment of goods from Asia to various overseas export markets. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asia’s exports and on Caravelle’s business.

Caravelle operates in a highly competitive international shipping industry and if Caravelle does not compete successfully with new entrants or established companies with greater resources, its shipping business growth and results of operations may be adversely affected.

The worldwide international maritime shipping business is highly competitive. Barriers to entry are relatively low for existing shipping companies wishing to enter, or expand their presence in, a new market or new trade lane. Carriers compete based on price, frequency of service, transit time, port coverage, service reliability, vessel availability, inland operations, quality of customer service, value added services and other customer requirements. There is strong competition in the international markets and trade lanes that Caravelle currently operates in, and Caravelle expects that current competitive pressures within the international maritime shipping industry will continue.

Increases in marine fuel prices could increase Caravelle’s operating costs.

In fiscal years 2020 and 2021, the cost of marine fuel accounted for about 25.3% and 24.3% of Caravelle’s total operating costs. For the fiscal year ended October 31, 2022, the cost of marine fuel accounted for about 21.9% of Caravelle’s total operating costs. The cost of marine fuel is subject to many economic and political factors which are beyond Caravelle’s control. The price and supply of fuel are unpredictable and fluctuate based on events outside its control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In February 2022, crude oil prices increased to a new seven year high impacted by the Russia-Ukraine conflict and the sanctions and other measures imposed on Russia by the United Kingdom, European Union, the United States and other countries. Sanctions and trade restrictions have increased uncertainty in global energy markets and fuel may become much more expensive in the future, which could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

Increases in port fees and stevedoring expenses could increase Caravelle’s operating costs.

Pursuant to relevant terminal port agreements entered into between Caravelle and the relevant stevedoring companies, stevedoring expenses are charged by the relevant stevedoring companies to each shipping company for the use of its labor and the stevedoring facilities. Any increase in such fees and expenses could adversely affect the business, results of operations and financial condition of Caravelle in the event that it is not able to increase freight rates or otherwise recover such fees and expenses increases from its customers.

World events, including terrorist attacks and regional conflict, could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect its business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine, Russia, Azerbaijan, North Korea, Myanmar, the Middle East, including Iran, Iraq, Syria, the Persian Gulf, Yemen, North Africa and the Gulf of Guinea, and the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. War in a country in which a material supplier or customer of Caravelle is located could impact that supply to Caravelle or its ability to earn revenue from that customer. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. Restrictions on imports, including in the form of tariffs, have had and could have a major impact on global trade and demand for shipping. Any of these occurrences could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

Acts of piracy on ocean-going vessels may have a material adverse effect on Caravelle’s business, financial condition, cash flows, and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, in the Gulf of Aden off the coast of Somalia and, in more recent times, the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the west coast of Africa, with carriers vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. Caravelle may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt Caravelle’s business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of Caravelle’s vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against Caravelle. It is possible that changes to inspection procedures could impose additional financial and legal obligations on Caravelle. Changes to inspection procedures could also impose additional costs and obligations on Caravelle and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

Caravelle’s freights may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations or other governments.

Although Caravelle does not expect that its freights will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, from time to time on charterers’ instructions, Caravelle’s freights may call on ports located in such countries in the future. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Although Caravelle believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, there can be no assurance that it will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in a severe adverse impact on Caravelle’s ability to access U.S. capital markets.

Risks Related to Caravelle’s International Maritime Shipping Business

Caravelle operates carriers worldwide and, as a result, its business has inherent operational risks, which may reduce its revenue or increase its expenses, and Caravelle may not be adequately covered by insurance.

The international shipping industry is an inherently risky business involving global operations of ocean-going freights. Cargoes carried by Caravelle are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of the cargos carried by Caravelle. Any of these events may result in loss of revenue, increased costs and decreased cash flows to Caravelle.

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenue or property, payment of ransoms, environmental damage, higher insurance rates, market disruptions, and interference with shipping routes (such as delay or rerouting), which may have a material adverse effect on Caravelle’s business.

Caravelle charters vessels mostly from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer.

Caravelle charters vessels mostly from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer. If Topsheen Shipping Limited terminates its business relationship with Caravelle, Caravelle has the risk that it might not be able to secure adequate vessel replacement in a timely manner or it is required to pay a higher charter rate for comparable vessel replacement, which could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations. Mr. Dong Zhang may have conflicts of interest with Caravelle or its shareholders, and Mr. Dong Zhang may not act in the best interests of Caravelle or may not perform the obligations under these contracts. For example, Topsheen Shipping Limited could breach its contractual arrangements with Caravelle by, among other things, failing to provide vessels at the price or timing previously agreed upon, or entering into agreements with Caravelle’s competitors.

More generally, since Mr. Dong Zhang is a related party to Caravelle, the agreement between Caravelle and the entities he controls might not have been negotiated at arm’s length. It is possible the agreement is more favorable to Mr. Dong Zhang’s controlled entities than is industry standard, due to the possible conflicts of interest described above. On the other hand, it is also possible that the agreement is more favorable to Caravelle than is industry standard, in which case Caravelle may be unable to enter into agreements on similarly favorable terms with other vessel suppliers if Mr. Dong Zhang’s controlled entities terminate or change the agreement terms.

Labor interruptions could disrupt Caravelle’s business.

Caravelle could be subject to industrial action or other labor unrest that could prevent or hinder its operations from being carried out normally. If not resolved in a timely and cost-effective manner, such business interruptions could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on Caravelle’s business.

Caravelle operates in a number of countries throughout the world, including countries known to have a reputation for corruption. Caravelle is committed to doing business in accordance with applicable anti-corruption laws. However, Caravelle is subject to the risk that persons and entities employed or engaged by Caravelle or their agents may take actions that are determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA.” Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect Caravelle’s business, results of operations or financial condition. In addition, actual or alleged violations could damage Caravelle’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of Caravelle’s senior management.

The smuggling of drugs or other contraband onto Caravelle’s freight may lead to governmental claims against Caravelle.

Caravelle’s freights may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent Caravelle’s freights are found with contraband, whether with or without the knowledge of any of its crew, Caravelle may face reputational damage and governmental or other regulatory claims which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Caravelle needs to maintain its relationships with local shipping agents, port and terminal operators.

Caravelle’s shipping business is dependent upon its relationships with local shipping agents, port and terminal operators operating in the ports where its customers ship and unload their products. Caravelle believes that these relationships will remain critical to its success in the future and the loss of one or more of which could materially and negatively impact its ability to retain and service its customers. Caravelle cannot be certain that it will be able to maintain and expand its existing local shipping agent, port and terminal operator relationships or enter into new relationships, or that new or renewed relationships will be available on commercially reasonable terms. If Caravelle is unable to maintain and expand its existing local shipping agent, port and terminal operator relationships, renew existing relationships, or enter into new relationships, Caravelle may lose customers or cause delays in the ports in which it operates, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Risks Related to Caravelle’s CO-Tech Business

Caravelle’s CO-Tech business has no operating history and its project growth might not be realized.

Caravelle was founded in 2021 and to date, has not started the commercialization of its CO-Tech business. Although Caravelle expects to launch the CO-Tech business in the fourth quarter of 2023, there is no assurance Caravelle will be able to secure reliable sources of wood supply and customers to successfully grow its CO-Tech business as it projected.

Furthermore, even if Caravelle achieves a stable wood desiccation, carbon trading, and sale of wood vinegar business operation as it has projected for its CO-Tech businesses, it faces significant risks and barriers in the relevant industries, including the continuous expansion of the carbon-trading markets around the world, application of wood vinegar, client base, marketing channels, pricing policies, talent management, value-added service packages and sustained technological advancement. If Caravelle fails to address any or all of these risks and barriers to entry and growth, its business and results of operation may be materially and adversely affected.

Given Caravelle’s limited operating history, the likelihood of its success must be evaluated, especially in light of the risks, expenses, complications, delays and the competitive environment in which it operates. There is, therefore, no assurance that Caravelle’s business plan will prove successful. Caravelle will continue to encounter risks and difficulties frequently experienced by early-stage commercial companies, including in scaling its infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with its growth. In addition, its new CO-Tech business may not be able to become profitable as quickly as its traditional ocean shipping business has. There is no assurance Caravelle will continue to be able to generate revenue, raise additional capital when required or operate profitably.

Caravelle’s yet to be launched CO-Tech business sector has no operating history and no revenues, and there is no past performance on which to evaluate Caravelle’s ability to achieve its business objectives.

Caravelle has yet to launch its carbon neutral shipping business and has been in the testing stage up to the date of this Report. Currently, Caravelle anticipates to formally commence its carbon neutral shipping business in the fourth quarter of 2023. Because of the lack of operating history, you have no past performance with which to evaluate Caravelle’s ability to achieve its business objective for the CO-Tech business sector.

Caravelle’s forecast regarding its CO-Tech business relies in large part upon assumptions and analyses developed by its management. If these assumptions and analyses prove to be incorrect, its actual operating results could suffer.

Caravelle’s forecast regarding its CO-Tech business relies in large part upon assumptions and analyses developed by its management and reflects current estimates of future performance. Whether actual operating and financial results and business developments will be consistent with Caravelle’s expectations and assumptions as reflected in the forecast depends on a number of factors, many of which are outside Caravelle’s control, including, but not limited to:

●	whether it can obtain sufficient capital to sustain and grow its business;

●	its ability to manage growth;

●	whether it can manage relationships with key suppliers;

●	demand for its products and services;

●	the timing and cost of new and existing marketing and promotional efforts;

●	competition, including established and future competitors;

●	its ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

●	the overall strength and stability of domestic and international economies; and

●	regulatory, legislative and political changes.

Specifically, Caravelle’s forecast regarding its CO-Tech business is based on projected purchase prices, demand in market, costs for wood to be dried, logistics, sales, marketing and service, and its projected number of orders for the desiccated wood. Any of these factors could turn out to be different from those anticipated. Unfavorable changes in any of these or other factors, most of which are beyond Caravelle’s control, could materially and adversely affect its business, prospects, financial results and results of operations.

Caravelle expects its operating expenses to increase significantly in the future, which may impede its ability to achieve profitability.

Caravelle expects to further incur significant operating costs which will impact its profitability, including research and development expenses as it improves its operations in wood desiccation on vessels or applies its CO-Tech model in other industries, capital expenditures in adding wood desiccation components to vessels, general and administrative expenses as it scales its operations, and sales, marketing, and distribution expenses as it builds its brand and markets its new business model and expands its CO-Tech business.

Caravelle’s ability to become profitable in the future will not only depend on its ability to successfully market its products and services, but also to control costs. Ultimately, Caravelle may not be able to adequately control costs associated with its operations for reasons outside its control, including the cost of raw materials and fuel costs. Substantial increases in such costs could increase Caravelle’s cost of revenue and its operating expenses, and could reduce its margins. Additionally, unforeseen events such as the current ongoing global pandemic could adversely affect supply chains, impacting Caravelle’s ability to control and manage costs. Additionally, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions could result in significant increases in freight charges and raw material costs. If Caravelle fails to continue to design, develop, manufacture, market, sell and service its CO-Tech business sector, including providing service in a cost-efficient manner, its margins, profitability, and prospects would be materially and adversely affected.

The rate at which Caravelle may incur costs and losses in future periods compared to current levels may increase significantly, as it:

●	continues to develop the CO-Tech system and remote-control platform;

●	develops and equips the vessels it employs with the CO-Tech system, and to secure manufacturing capabilities;

●	builds up inventories of parts and components for the CO-Tech system;

●	develops and expands its design, development, maintenance, servicing and repair capabilities; and

●	increases its sales and marketing activities.

These efforts may be more expensive than Caravelle currently anticipates, and these efforts may not result in increases in revenues. Any cost overruns that deviate from Caravelle’s estimates may materially and adversely affect its business prospects, financial condition and results of operations.

Caravelle is dependent upon its proprietary intellectual properties.

Caravelle considers its patents, copyrights, trademarks, trade names, internet domain names and other intellectual property assets crucial to its ability to develop and protect new technology, grow its business and enhance Caravelle’s brand recognition. Caravelle has invested significant resources to develop its intellectual property assets. Failure to successfully maintain or protect these assets could harm Caravelle’s business. The steps Caravelle has taken to protect its intellectual property rights may not be adequate or prevent theft and use of its trade secrets by others or prevent competitors from copying its newly developed technology. If Caravelle is unable to protect its proprietary rights or if third parties independently develop or gain access to similar technology, Caravelle’s business, revenue, reputation and competitive position could be harmed. For example, the measures Caravelle takes to protect its intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

●	any patent applications Caravelle submits may not result in the issuance of patents;

●	the scope of Caravelle’s issued patents may not be broad enough to protect its proprietary rights;

●	Caravelle’s issued patents may be challenged and/or invalidated by its competitors or others;

●	the costs associated with enforcing patents, confidentiality and invention agreements and/or other intellectual property rights may make aggressive enforcement impracticable;

●	current and future competitors may circumvent Caravelle’s patents;

●	Caravelle’s in-licensed patents may be invalidated, or the owners of these patents may breach their license arrangements; and

●	even if Caravelle obtains a favorable outcome in litigation asserting its rights, Caravelle may not be able to obtain an adequate remedy, especially in the context of unauthorized persons copying or reverse engineering Caravelle’s products or technology.

Caravelle may need to resort to litigation to enforce its intellectual property rights if its intellectual property rights are infringed or misappropriated, which could be costly and time-consuming. Additionally, the protection of Caravelle’s intellectual property rights in different jurisdictions may vary in their effectiveness. Caravelle has little patent coverage anywhere in the world except China. Implementation and enforcement of Chinese intellectual property-related laws historically has been considered to be deficient and ineffective. Moreover, with Caravelle’s licensed-in patents limited mostly to those issued in China, Caravelle may find it impossible to prevent competitors from copying its patented advancements in vehicles manufactured and sold elsewhere.

Despite Caravelle’s efforts to protect its proprietary rights, third parties may still attempt to copy or otherwise obtain and use its intellectual property or seek court declarations that such third parties’ intellectual property does not infringe upon Caravelle’s intellectual property rights, or they may be able to independently develop technologies that are the same as or similar to Caravelle’s technologies.

We may be subject to intellectual property infringement claims or other allegations, which may be time-consuming and result in substantial costs and removal of data or technology from our system.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, which could make it more difficult for us to operate our business. We may not be aware of all the intellectual property infringement assertions from third parties surrounding our current or future products, which could materially impair our ability to commercialize our products. Any analysis performed may not identify all the third-party intellectual property that is potentially relevant, including intellectual property that is not publicly available for review, and would not prevent third parties from bringing intellectual property infringement claims.

From time to time, we may need to defend ourselves against intellectual property infringement or trade secret misappropriation claims, and companies holding patents, copyrights, trademarks or other intellectual property rights may bring suits alleging infringement of such rights by us or our employees or otherwise assert their rights and urge us to purchase licenses. Any such intellectual property infringement claim could result in costly litigation and divert management’s attention and resources.

If we or our employees are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease offering products and solutions that incorporate or use the challenged intellectual property;

●	pay substantial damages;

●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

●	redesign our products and solutions or relevant services, which would result in significant cost; or

●	establish and maintain alternative branding for our products and solutions or services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, financial condition and results of operation could be materially and adversely affected. In addition, any litigation or claims, whether valid or not, could result in substantial costs, negative publicity and diversion of resources and management attention.

Caravelle purchases its CO-Tech equipment from New Galion Group (HK) Co Ltd (“New Galion”) and purchases a vessel from Beijing Hanpu Technology Co., Ltd., both of which are controlled by Dr. Guohua Zhang, Caravelle’s Chief Executive Officer, and will rent vessels for the CO-Tech business from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer.

Caravelle purchases its CO-Tech equipment from New Galion and purchases a vessel from Beijing Hanpu Technology Co., Ltd, both of which are controlled by Dr. Guohua Zhang, Caravelle’s Chief Executive Officer. In addition, Caravelle will rent vessels for the CO-Tech business from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s Chief Shipping Officer. If New Galion or Topsheen Group Limited terminates its business relationship with or fails to deliver on time the equipment or vessels for Caravelle, Caravelle might not be able to secure adequate replacement equipment or vessels in a timely manner or may be required to pay a higher price for such replacement, which could have a material adverse effect on Caravelle’s business, financial condition, cash flows and the results of the CO-Tech business operations. Mr. Dong Zhang may have conflicts of interest with Caravelle or its shareholders, and Mr. Dong Zhang and New Galion may not act in the best interests of Caravelle or may not perform their obligations under these contracts. For example, New Galion could breach it contractual arrangements with Caravelle by, among other things, failing to provide the equipment at the price or timing previously agreed upon, or failing the technical standards as agreed upon. It is unclear whether Caravelle could find an alternative provider for the CO-Tech equipment. Caravelle also purchased a vessel for testing and trial operation of the CO-Tech business from Beijing Hanpu Technology Co., Ltd. (“Hanpu”), a company controlled by Dr. Guohua Zhang, Caravelle’s Chief Executive Officer. Caravelle believes such transactions were entered into at a fair market price.

More generally, since Mr. Dong Zhang is a related party to Caravelle, the agreement between Caravelle and the entities he controls might not have been negotiated at arm’s length. It is possible the agreement is more favorable to Mr. Dong Zhang’s controlled entities than is industry standard, due to the possible conflicts of interest described above. On the other hand, it is also possible that the agreement is more favorable to Caravelle than is industry standard, in which case Caravelle may be unable to enter into agreements on similarly favorable terms with other vessel suppliers if Mr. Dong Zhang’s controlled entities terminate or change the agreement terms.

Caravelle’s CO-Tech model is in the early stages and it may not become profitable within twelve months after the closing of the Business Combination, if at all.

Caravelle’s CO-Tech business has not yet commenced operation and has not recognized any revenue as of the date of this Report. Caravelle’s future business depends in large part on its ability to execute its plans to develop, manufacture, market, sell and deliver desiccated wood using its CO-Tech model.

Although Caravelle originally planned to commence operation of its first vessel using the CO-Tech model in early 2022, it experienced delays caused by China’s COVID-related lockdown measures, and it may experience further significant delays due to reasons such as lack of funding, supply shortages, design defects, talent gaps, and/or force majeure. For example, Caravelle relies on third-party suppliers for the provision of wet wood to be processed. To the extent Caravelle’s suppliers experience any delays in providing or developing necessary raw materials, or if they experience quality issues, Caravelle could experience delays in delivering on its timelines.

Supply and distribution chain disruptions could adversely affect Caravelle’s business.

Caravelle’s ability to generate revenue from either selling dried wood or providing wood desiccation services in its new CO-Tech business may be materially adversely impacted by supply chain disruptions. Such disruptions include the shutdown of forest farms, shortage of labor, and increased price of timber. Although the CO-Tech business has a short supply chain consisting of upstream timber seller and forest farms, and the supply chain has recovered to pre-pandemic levels, there is no guarantee that Caravelle will not be subject to impact caused by future shutdowns or other disruptions. To secure wood supply and reduce impact of price volatilities, Dr. Guohua Zhang has established cordial long-term relationships with timber suppliers in Africa and Southeast Asia. For example, Singapore Garden has entered into an agreement with Honest Timber Gabon Co. Ltd. securing its wood supply, under which Honest Timber Gabon Co. Ltd. agrees to sell an aggregate of 400,000 cubic meters of wood between 2022 and 2026.

Caravelle depends on third parties for logging and transportation services and increases in the costs or decreases in the availability of quality service providers could adversely affect its business.

The upstream and downstream business chain of its CO-Tech sector depends on logging and transportation services provided by third parties, both domestically and internationally, including by railroad, trucks, or ships. If any of its transportation providers were to fail to deliver timber supply or logs to Caravelle or its clients, or fails to deliver in a timely manner, or were to damage timber supply or logs during transport, Caravelle may be unable to reach the expected profit level. During the global financial crisis and subsequent downturn in U.S. housing starts, timber harvest volumes declined significantly. As a result, many logging contractors, particularly cable logging operators in the western U.S., permanently shut down their operations. As harvest levels have returned to higher levels with the recovery in housing starts, this shortage of logging contractors has resulted in sharp increases in logging costs and more limited availability of logging contractors. It is expected that the supply of qualified logging contractors will be affected by the availability of debt financing for equipment purchases as well as the availability of adequately trained loggers. As housing continues to recover, harvest levels are expected to increase, placing more pressure on the existing supply of logging contractors. Any significant failure or unavailability of third-party logging or transportation providers, or increases in transportation rates or fuel costs, may result in higher logging costs, the inability to capitalize on stronger log prices to the extent logging contractors cannot be secured at a competitive cost, or decreased demand for Caravelle’s desiccation service. Such events could harm its reputation, negatively affect its customer relationships and adversely affect its business.

In the new CO-Tech wood desiccation business, the revenue and profit may be subject to high volatility because the need for wood desiccation service is determined by the market’s supply of timber and demand for wood products, and such markets operates are cyclical and competitive.

The performance of Caravelle’s CO-Tech sector depends on the state of the housing, construction, and home improvement markets. The pricing of its products is dependent on customers’ perceptions of the market and therefore can be volatile.

At times, the price for any one or more of the products Caravelle produces or to which Caravelle’s desiccation services contribute may fall below its cash production costs, requiring Caravelle to either incur short-term losses on product sales, decreased income generated by services, or suspend operations. Therefore, its profitability with respect to these wood products depends, in significant part, on the market’s supply of timber and demand for wood products, and managing its cost structure, particularly raw materials and ship chartering costs, which represent the largest components of its operating costs. Caravelle has limited control of the foregoing, and as a result, its profitability and cash flow may fluctuate materially in response to changes in the supply and demand of the wood product industry.

Caravelle’s growth depends on the continued growth of the need for wood desiccation, wood vinegar, and further development of the carbon trading market.

Currently, a substantial portion of Caravelle’s projected income in the CO-Tech business comes from the provision of wood desiccation service and sale of desiccated wood, the sale of wood vinegar, and the trade of Carbon Emission Abatement (“CEA”) on the coming carbon trading markets. However, there is no guarantee that the need for desiccated wood will remain or grow beyond the current level, nor is there a guarantee that the productivity of desiccated wood will remain bottlenecked under the traditional model. The projected income from the sale of wood vinegar is premised upon the wider application of wood vinegar in agriculture, healthcare, and other industries. Caravelle also expects to derive a substantial amount of future revenue from the CEA generated from the CO-Tech business model. If any of the previous assumptions fail to realize, Caravelle’s profitability may be substantially undermined.

Caravelle may not be able to obtain the necessary certification from the classification societies.

Caravelle has obtained an Approval in Principle from one of the leading classification societies, Det Norske Veritas (DNV), on the design of a waste heat recovery and utilization system. However, Caravelle must obtain Product Approval from DNV for its on-board wood desiccation system as well as Ship Inspection Approval for each of the vessels on-board wood desiccation system is installed before such a vessel may start its maritime voyage. Currently, Caravelle expects to receive these approvals for its first vessel with the on-board wood desiccation system in the fourth quarter of 2023. However, there is no guarantee that Caravelle will receive such approvals, or obtain these approvals in a timely manner for it to launch its CO-Tech business when anticipated.

Caravelle depends on the core technologies licensed by Dr. Guohua Zhang, in the CO-Tech business. Thus, if Dr. Zhang revokes such license, Caravelle’s business will be substantially affected.

The CO-Tech business model under which Caravelle currently operates is reliant upon the 14 patents held or under prosecution by Dr. Guohua Zhang, as well as other know-how and trade secrets originally invented by Dr. Guohua Zhang. If Dr. Zhang discontinues such license of patents or provision of trade secrets to Caravelle, Caravelle’s CO-Tech business sector will be substantially affected.

Caravelle currently lacks employees with adequate training and experience to carry out the CO-Tech business on-board.

To operate the CO-Tech wood desiccation during maritime shipping, Caravelle needs crews and employees on-board. As the CO-Tech wood desiccation is a new business that involves novel technologies, Caravelle must provide adequate training to its crews and employees to operate. While Caravelle believes it will have sufficient number of crews and employees with the required skills and experience when it launches its CO-Tech wood desiccation business, there is a risk that Caravelle may not able to recruit new crews and employees, or to provide adequate training for newly recruited crews and employees, to carry out the on-board operations when Caravelle expands its CO-Tech business, which takes financing, time, and other resources to achieve. If Caravelle fails to obtain and train an adequate number of such qualified employees, the CO-Tech business may not be as successful as Caravelle anticipates.

Risk related to Caravelle’s Overall Business

It is not certain if Caravelle will be classified as a Singapore tax resident.

Caravelle and its subsidiaries may be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing Caravelle’s tax obligation in these jurisdictions, it is required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which Caravelle has not received rulings from the governing authorities. Caravelle cannot assure that upon review of these positions the applicable authorities will agree with its positions. A successful challenge by a tax authority could result in additional tax imposed on Caravelle or its subsidiaries, further reducing the cash available for distribution. In addition, changes in Caravelle’s operations or ownership could result in additional tax being imposed on Caravelle or its subsidiaries in jurisdictions in which operations are conducted.

For instance, in exceptional situations, under the Income Tax Act 1947 of Singapore, or the Singapore Income Tax Act, a company established outside Singapore but whose governing body, being the board of directors, exercises control and management of its business in Singapore could be considered a tax resident in Singapore. Some examples of scenarios where the control and management of a company is considered not exercised in Singapore include:

●	There is no board of directors meeting held in Singapore. Instead, the directors’ resolutions are merely passed by circulation.

●	The local director is a nominee director while the rest of the directors are based outside Singapore.

●	No strategic decisions are made by the local director in Singapore.

●	No key employees are based in Singapore.

Caravelle does not believe itself to be a Singapore tax resident for Singapore income tax purposes. However, if the Inland Revenue Authority of Singapore determines that Caravelle is a Singapore tax resident for Singapore income tax purposes, the portion of Caravelle’s single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. If Caravelle is regarded as a Singapore tax resident, any dividends received or deemed received by Caravelle in Singapore from subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore.

The ability of Caravelle’s subsidiaries and consolidated affiliated entities in Singapore and Samoa to distribute dividends to Caravelle may be subject to restrictions under Singapore and Samoa laws.

Caravelle is a holding company, and its subsidiaries are located in Singapore and Samoa. All or substantially all of Caravelle’s primary internal sources of funds to meet its cash needs will be its share of the dividends, if any, paid by its subsidiaries and consolidated affiliated entities. The distribution of dividends to Caravelle from the subsidiaries and consolidated affiliated entities in these markets as well as other markets where Caravelle operates is subject to restrictions imposed by the applicable laws and regulations in these markets, which may include foreign exchange controls.

For example, Caravelle’s Singapore Subsidiaries are incorporated in Singapore. Under Singapore law, dividends, whether in cash or in specie, must be paid out of such Singapore Subsidiary’s profits available for distribution. The Singapore Subsidiaries may earn distributable profits when they receive dividends or other income, including management fees or interest, if any. The availability of distributable profits is assessed on the basis of each Singapore Subsidiary’s standalone unconsolidated accounts, which are based upon IFRS. There is no assurance that the Singapore Subsidiaries will not incur losses, that they will become profitable, or that they will have sufficient distributable income that might be distributed to Caravelle as a dividend or other distribution in the foreseeable future. Therefore, the Singapore Subsidiaries will be unable to pay dividends to Caravelle unless and until they have generated sufficient distributable reserves. Accordingly, it may not be legally permissible for the Singapore Subsidiaries to pay dividends to Caravelle.

Notwithstanding that sufficient profits may be available for distribution, there are other conditions which may limit the Singapore Subsidiaries’ ability to pay dividends. The Singapore Subsidiaries’ board of directors may, without the approval of their shareholder, Caravelle, under Singapore law, declare interim dividends during a fiscal year and any final dividends declared by a Singapore Subsidiary’s board of directors after the close of a fiscal year must be approved by the shareholder, Caravelle, at a general meeting. As such, any determination to pay dividends will be at the discretion of the Singapore Subsidiary’s board of directors, which may exercise its discretion to retain such Singapore Subsidiary’s future earnings for use in the development of such Singapore Subsidiary’s business, in reducing such Singapore Subsidiary’s indebtedness and for general corporate purposes.

Caravelle may require additional capital to implement its business strategy, including to develop its business in carbon-neutral shipping and to expand its traditional international shipping business, and it may need to raise additional funds in the future.

Caravelle’s future funding requirements will depend on many factors, including continuing to develop the carbon neutral shipping business and expanding its existing traditional international maritime shipping business. In order to fund Caravelle’s capital expenditures, it may be required to incur borrowings or raise capital through the sale of debt or equity securities. Caravelle’s ability to borrow money and access the capital markets through future offerings may be limited by a number of factors, including:

●	Caravelle’s financial performance;

●	Caravelle’s credit ratings;

●	the liquidity of the overall capital markets;

●	general economic conditions and other contingencies and uncertainties; and

●	the state of the international maritime shipping industry.

There is no assurance that Caravelle will be able to obtain additional funds on acceptable terms, or at all. In the event that Caravelle fails to obtain the funds for necessary future capital expenditures, Caravelle may not be able to implement its business strategies to develop its carbon neutral shipping business and to expand its existing traditional shipping, and Caravelle’s business, financial condition, cash flows and results of operations could be adversely impacted.

Caravelle’s business depends upon certain employees who may not necessarily continue to work for us.

Caravelle’s future success depends to a significant extent upon Dr. Guohua Zhang, its founder and Chief Executive Officer, Mr. Dong Zhang, its Chief Shipping Officer, and certain members of its senior management. Dr. Zhang and Mr. Zhang have substantial experience in the international maritime shipping industry. Dr. Zhang, Mr. Zhang and other senior management of Caravelle are crucial to the execution of Caravelle’s business strategies and to the growth and development of its business. If these certain individuals were no longer to be affiliated with Caravelle, or if Caravelle was to otherwise cease to receive advisory services from them, Caravelle may be unable to recruit other employees with equivalent talent and experience, and its business and financial condition may suffer as a result.

Our employees may engage in misconduct or other improper activities, either during or before their service for us, including noncompliance with regulatory standards and requirements, which could expose us to potentially significant legal liabilities, reputational harm and have a material adverse effect on our business, results of operations or financial condition.

We are exposed to the risk that our employees, business partners, suppliers or other parties we collaborate with may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, fraud, abuse, data privacy and security laws, other similar laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and it is not successful in defending itself or asserting its rights, those actions could have a material adverse effect on our business, results of operations or financial condition, including, without limitation, by way of imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment and other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations.

Caravelle might not obtain and maintain sufficient insurance coverage, which could expose Caravelle to significant costs and business disruption.

To the extent Caravelle operates its business, Caravelle may only obtain and maintain a charterers’ liability insurance coverage and a freight, demurrage, and defense insurance coverage for its business operations. A successful liability claim against Caravelle due to injuries suffered by the users of its products or services could materially and adversely affect Caravelle’s business, prospects, financial condition, results of operations and reputation. In addition, Caravelle does not have any business disruption insurance. Any business disruption event could result in substantial costs and diversion of resources.

Caravelle may be subject to litigation that, if not resolved in its favor, could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Although there is no pending litigation against Caravelle as of the date of this Report, there is no assurance that Caravelle will not be subject to any litigation, including, among other things, contract disputes, personal injury claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of its business. In the event that any litigation arises in the future, unfavorable outcomes of such litigation or the costs and time to resolve them could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

The requirements of being a public company have increased certain of Caravelle’s costs and require significant management focus.

Following the closing of the Business Combination, Caravelle has been incurring increased legal, accounting, and other expenses associated with compliance-related and other activities as a public company. For example, costs to obtain director and officer liability insurance contribute to the increased costs. As a result of the associated liability, it may be more difficult for Caravelle to attract and retain qualified persons to serve on the board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements, which could further increase the compliance costs.

Because Caravelle generates most of its revenues in United States dollars but incurs a portion of the expenses in other currencies, exchange rate fluctuations could hurt the results of operations.

Caravelle generates most of its revenues in United States dollars, but may incur some of the vessels’ expenses in currencies other than United States dollars, mainly Euros and Singapore Dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro and Singapore Dollar. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing its net income. Caravelle has not hedged its currency exposure.

Security breaches and disruptions to Caravelle’s information technology infrastructure (cyber-security) could interfere with its operations and expose it to liability, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

In the ordinary course of business, Caravelle relies heavily on information technology networks and systems to process, transmit, and store information electronically, and to manage or support a variety of business processes and activities. Additionally, Caravelle collects and stores certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of its business. Despite Caravelle’s cybersecurity measures (including monitoring of networks and systems, and maintenance of backup and protective systems) which are continuously reviewed and upgraded, its information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attacks by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Further, the risk of potential cyberattacks by state actors or others have been heightened in connection with the ongoing conflict between Russia and Ukraine and it is uncertain how this new risk landscape will impact our operations. When geopolitical conflicts develop, government systems as well as critical infrastructures such as financial services and utilities may be targeted by state-sponsored cyberattacks even if they are not directly involved in the conflict. There can be no assurance that our business will not become a potential target as adversaries may attack networks and systems indiscriminately. Such cyberattacks may potentially cause unauthorized access to our sensitive data (including our proprietary software codes), products, and systems, causing data breach, or disruption, modification, destruction to its systems and applications. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to its reputation, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Global inflationary pressures could negatively impact Caravelle’s results of operations and cash flows.

Over the last few years, worldwide economies have experienced inflationary pressures. Global inflationary pressures have also increased due to trading pattern disruptions attributable to the armed conflict in Ukraine. Supply chain and transportation problems, as well as added volatility and rising energy, food and commodity prices, are accelerating global price growth. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs which could in turn negatively impact Caravelle’s operating results, and in particular, Caravelle’s cash flows. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and Caravelle in particular may not be able to offset such costs sufficiently, in which case Caravelle’s cash flows and results would be negatively impacted.

Specifically, Caravelle faces two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown and a specific pressure from inflation of the prices of fuel. First, inflation could slow down the global economy and thus disrupt global trade and ocean shipping, and thus negatively impact Caravelle’s ocean shipping business line. In particular, since different countries face different rates of inflation, the country facing relatively higher inflation rates, such as the United States, would likely reduce its imports which may not be completely offset by the increase in its exports, thus resulting in a net reduction of global trade. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the ocean shipping industry which relies on fossil fuel to power its ships. Thus, the entire industry, including Caravelle, would face increased cost of operation even more significant than the global economy as a whole, in the form of increased fuel prices. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and Caravelle in particular may not be able to offset such costs sufficiently, in which case Caravelle’s cash flows and results would be negatively impacted.

Failure to comply with the U.S. sanction laws could result in fines, criminal penalties, and an adverse effect on Caravelle’s business.

Although Caravelle has not been and is not engaged in transactions with persons or entities subject to sanctions imposed by the U.S. government, Caravelle is subject to the risk that it may enter into transactions with affiliates or subsidiaries with companies subject to sanctions because Caravelle purchases equipment and technical services from Chinese companies in the shipping industry on a regular basis, and many Chinese shipbuilding and research companies are state-owned enterprises that may be subject to the Chinese Military-Industrial Complex Companies List or other similar sanctions, especially giving consideration to the constant updates and evolvement of such sanction laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect Caravelle’s business, results of operations or financial condition. In addition, actual or alleged violations could damage Caravelle’s reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of Caravelle’s senior management.

Caravelle is leveraged, which could limit its ability to execute its business strategy and Caravelle may be unable to comply with its covenants in its credit facilities that impose operating and financial restrictions on it, which could result in a default under the terms of these agreements.

As of October 31, 2022, Caravelle had $3,247,257 of outstanding indebtedness under its credit facilities and other borrowings.

Caravelle’s credit facilities impose operating and financial restrictions on Caravelle that limit its ability, or the ability of its subsidiaries party thereto, among other things, to:

●	effect a change of ownership or control of the relevant borrower group under each facility; and

●	during an accounting period, pay dividends.

Therefore, Caravelle may need to seek permission from its lenders in order to engage in some corporate actions. Caravelle’s lenders’ interests may be different from Caravelle’s and it may not be able to obtain its lenders’ permission when needed. This may limit Caravelle’s ability to pay dividends on the ordinary shares if the board determines to do so in the future, pay interest on its indebtedness, finance its future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, Caravelle’s credit facilities require it and its guarantor to satisfy certain conditions and covenants. Should the net worth of the guarantor materially decline in the future or for other reasons, Caravelle may seek to obtain waivers or amendments from its lenders with respect to such requirements, or the guarantor may be required to take action to reduce its debt or to act in a manner contrary to its business objectives to meet any such requirements.

Events beyond Caravelle’s control, including changes in the economic and business conditions in the shipping markets in which it operates, may affect its ability to satisfy these requirements. Caravelle cannot assure you that it will meet these ratios or satisfy these covenants or that its lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or Caravelle’s inability to maintain the compliance with the requirements, its credit facilities would prevent it from borrowing additional money under its credit facilities and could result in a default under its credit facilities. If a default occurs under its credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt. Additionally, if not repaid the interest rate on the outstanding debt can be increased. Moreover, in connection with any waivers or amendments to Caravelle’s credit facilities that it may obtain, its lenders may impose additional operating and financial restrictions on it or modify the terms of its existing credit facilities including an increase in the interest rate. These restrictions may further restrict its ability to, among other things, pay dividends, repurchase its ordinary shares, make capital expenditures, or incur additional indebtedness.

In the ordinary course of business, Caravelle relies heavily on information technology networks and systems to process, transmit, and store information electronically, and to manage or support a variety of business processes and activities. Additionally, Caravelle collects and stores certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of its business. Despite Caravelle’s cybersecurity measures (including monitoring of networks and systems, and maintenance of backup and protective systems) which are continuously reviewed and upgraded, its information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attacks by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to its reputation, which could have a material adverse effect on its business, financial condition, cash flows, and results of operations.

Risks Related to Caravelle and its Ordinary Shares

No assurances can be given that an active trading market for Caravelle’s Ordinary Shares will develop or of the market price of the Caravelle Ordinary Shares.

Caravelle is a newly formed entity and prior to the Business Combination it had not issued any securities in the U.S. markets nor had there been extensive information about it, its businesses, or its operations publicly available. Although Caravelle’s Ordinary Shares were approved for listing on the Nasdaq prior to the effective time of the Business Combination, the listing of shares on the Nasdaq does not ensure that a market for the Caravelle’s Ordinary Shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of the Caravelle Ordinary Shares.

Even if Caravelle is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for the Caravelle Ordinary Shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. Caravelle cannot predict the extent to which investor interest in Caravelle will lead to the development of an active, liquid trading market. The trading price of and demand for the Caravelle Ordinary Shares and the development and continued existence of a market and favorable price for the Caravelle Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of Caravelle, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Caravelle Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the Caravelle Ordinary Shares. Many of these factors and conditions are beyond control.

Caravelle’s share price may be volatile and could decline substantially.

The market price of the Caravelle Ordinary Shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in Caravelle’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in our quarterly or annual financial results and prospects of the company or other companies in the same industry;

●	changes in economic and financial market conditions;

●	the inability to obtain or maintain the listing of the Caravelle Ordinary Shares on Nasdaq;

●	the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, our ability to grow and manage growth profitably and retain our key employees;

●	coverage by or changes in financial estimates by securities or industry analysts or failure to meet their expectations;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	changes in the market valuations of other companies in the same industry;

●	announcements by Caravelle or its competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving Caravelle;

●	additions and departures of key personnel and senior management;

●	risks related to the organic and inorganic growth of the Combined Company’s business and the timing of expected business milestones;

●	the passage of legislation or other developments affecting Caravelle or its industry;

●	the trading volume of the Caravelle Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on Caravelle’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest;

●	the impact of the COVID-19 pandemic on the Combined Company’s business, financial condition and results of operations;

●	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of the Caravelle Ordinary Shares.

The sale or availability for sale of substantial amounts of Caravelle Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of the Caravelle Ordinary Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of Caravelle Ordinary Shares and could materially impair Caravelle’s ability to raise capital through equity offerings in the future. The Caravelle Ordinary Shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, Caravelle’s shareholders will exchange the ordinary shares of Caravelle held by them for Caravelle Ordinary Shares upon the consummation of the Business Combination and its significant shareholders have agreed, subject to certain exceptions, not to sell any Caravelle Ordinary Shares for six months after the Closing without the prior written consent of Caravelle. Market sales of securities held by Caravelle’s significant shareholders or any other holders or the availability of these securities for future sale will have a material impact on the market price of Caravelle Ordinary Shares.

Caravelle may issue additional ordinary shares or other equity or convertible debt securities without approval of the holders of Caravelle Ordinary Shares which would dilute existing ownership interests and may depress the market price of Caravelle Ordinary Shares.

Caravelle may issue additional ordinary shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the Caravelle Ordinary Shares in certain circumstances.

Caravelle’s issuance of additional ordinary shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) Caravelle’s existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding Caravelle Ordinary Share may be diminished; and (4) the market price of Caravelle Ordinary Shares may decline.

Volatility in Caravelle’s share price could subject Caravelle to securities class action litigation.

The market price of Caravelle Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. Caravelle may be the target of this type of litigation and investigations. Securities litigation against Caravelle could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm Caravelle’s business.

The requirements of being a public company may strain Caravelle’s resources, divert Caravelle management’s attention and affect Caravelle’s ability to attract and retain qualified board members.

Upon the consummation of the Business Combination, Caravelle became subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, Caravelle began incurring relevant legal, accounting and other expenses, and these expenses may increase even more if Caravelle no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that Caravelle files annual and current reports with respect to Caravelle’s business and operating results. The Sarbanes-Oxley Act requires, among other things, that Caravelle maintain effective disclosure controls and procedures and internal control over financial reporting. Caravelle may need to hire more employees or engage outside consultants to comply with these requirements, which will increase Caravelle’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Caravelle expected these laws and regulations to increase Caravelle’s legal and financial compliance costs and to render some activities more time-consuming and costly, although Caravelle is currently unable to estimate these costs with any degree of certainty.

Many members of Caravelle’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Caravelle’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing Caravelle’s growth strategy, which could prevent the improvement of Caravelle’s business, financial condition and results of operations. Furthermore, Caravelle expects these rules and regulations to make it more difficult and more expensive to obtain director and officer liability insurance for Caravelle, and consequently Caravelle may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on Caravelle’s business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of Caravelle Board, particularly to serve on Caravelle’s audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this Report and in filings required of a public company, Caravelle’s business and financial condition will become more visible, which Caravelle believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, Caravelle’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in Caravelle’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on Caravelle’s business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of the Caravelle’s securities.

The trading market for Caravelle’s securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for Caravelle Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of Caravelle Ordinary Shares that largely exceeds supply may lead to price volatility in Caravelle Ordinary Shares. Investors may purchase Caravelle Ordinary Shares to hedge existing exposure or to speculate on the price of the Caravelle Ordinary Shares. Speculation on the price of Caravelle Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of Caravelle Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase Caravelle Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the Caravelle Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Caravelle Ordinary Shares that are not directly correlated to the operating performance of Caravelle.

It is not expected that Caravelle will pay dividends in the foreseeable future.

It is expected that Caravelle will retain most, if not all, of Caravelle’s available funds and any future earnings to fund the development and growth of Caravelle’s business. As a result, it is not expected that Caravelle will pay any cash dividends in the foreseeable future.

Caravelle Board will have discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from Caravelle’s subsidiaries, Caravelle’s financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that Caravelle’s shares will appreciate in value or that the trading price of the shares will not decline.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about Caravelle, the price and trading volume of Caravelle’s securities could decline significantly.

The trading market for Caravelle Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about Caravelle or its business. Securities and industry analysts do not currently, and may never, publish research on Caravelle. If no securities or industry analysts commence coverage of Caravelle, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Caravelle downgrade its securities or publish inaccurate or unfavorable research about its business, its stock price would likely decline. If one or more of these analysts cease coverage of Caravelle or fail to publish reports on Caravelle, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

Caravelle is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to domestic public companies in the United States.

Caravelle to qualifies as a foreign private issuer under the Exchange Act upon the consummation of the Business Combination. As a foreign private issuer, Caravelle is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Caravelle is required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, Caravelle must publish Caravelle’s results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information Caravelle is required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about Caravelle than you would receive about a U.S. domestic public company.

Caravelle could lose its status as a foreign private issuer under current SEC rules and regulations if more than 50% of Caravelle’s outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of Caravelle’s directors or executive officers are U.S. citizens or residents; (2) more than 50% of Caravelle’s assets are located in the United States; or (3) Caravelle’s business is administered principally in the United States. If Caravelle loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Caravelle would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Caravelle’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As an exempted company incorporated in the Cayman Islands, Caravelle is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if Caravelle complied fully with Nasdaq corporate governance listing standards.

Caravelle is a company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer like Caravelle to follow the corporate governance practices of Caravelle’s home country. Certain corporate governance practices in the Cayman Islands, which is Caravelle’s home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, Caravelle is not required to have: (1) a majority-independent board of directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year.

If Caravelle relies on any of these exemptions, you may not be provided with the benefits of certain corporate governance requirements of The Nasdaq Capital Market. Caravelle may also follow the home country practice for certain other corporate governance practices after the closing of the Business Combination which may differ from the requirements of The Nasdaq Capital Market. If Caravelle chooses to follow the home country practice, Caravelle’s shareholders may be afforded fewer protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Caravelle is an exempted company incorporated under the laws of the Cayman Islands, Caravelle conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States.

Caravelle is an exempted company incorporated under the law of the Cayman Islands, Caravelle conducts substantially all of its operations and a majority of its directors and executive officers reside outside the United States. While its director Edward Wang is a U.S. resident, its CEO and director Dr. Guohua Zhang resides in Gabon, its CSO and director Mr. Dong Zhang resides in Singapore, its director Xiangjin Cao resides in Switzerland, and its director Alon Rozen resides in France. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, and cost and time constraints, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against Caravelle or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Caravelle’s corporate affairs are governed by Caravelle’s amended and restated memorandum and articles of association, the Cayman Islands Companies Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of Caravelle’s directors to Caravelle under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of Caravelle’s shareholders and the fiduciary responsibilities of Caravelle’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against Caravelle or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against Caravelle’s assets or the assets of Caravelle’s directors and officers.

Shareholders of Cayman Islands exempted companies such as Caravelle have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Caravelle’s directors have discretion under Caravelle’s amended and restated articles of association to determine whether or not, and under what conditions, Caravelle’s corporate records may be inspected by Caravelle’s shareholders, but are not obliged to make them available to Caravelle’s shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, Caravelle’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

Caravelle is an “emerging growth company,” as defined under the federal securities laws, and Caravelle cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Caravelle’s securities less attractive to investors.

Caravelle is an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which Caravelle has total annual gross revenue of at least $1.07 billion or (c) in which Caravelle is deemed to be a large accelerated filer, which means the market value of Caravelle’s Shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which Caravelle issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that Caravelle will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Caravelle’s independent registered public accounting firm provide an attestation report on the effectiveness of Caravelle’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. If Caravelle elects not to opt out of such extended transition period, which means that when a standard is issued or revised and Caravelle has different application dates for public or private companies, Caravelle, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Caravelle’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after Caravelle no longer qualifies as an “emerging growth company,” as long as Caravelle continues to qualify as a foreign private issuer under the Exchange Act, Caravelle will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, Caravelle will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, Caravelle’s shareholders may not have access to certain information they deem important. Caravelle cannot predict if investors will find Caravelle Ordinary Shares less attractive because Caravelle rely on these exemptions. If some investors find Caravelle Ordinary Shares less attractive as a result, there may be a less active trading market and share price for Caravelle Ordinary Shares may be more volatile.

Caravelle is a “controlled company,” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Caravelle is a “controlled company” as defined under the Nasdaq Stock Market Rules because Dr. Guohua Zhang controls more than 50% of Caravelle’s voting rights. For so long as Caravelle remains a controlled company under that definition, Caravelle will be permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our Chief Executive Officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Caravelle’s Chief Executive Officer, Guohua Zhang, can exercise significant influence over our Company. The concentrated ownership of our Ordinary Shares may prevent you and other shareholders from influencing significant decisions or may prevent or discourage unsolicited acquisition proposals or offers for our capital stock, and that may adversely affect the trading price of our securities.

Our Chief Executive Officer, Guohua Zhang, owns approximately 70% of our Ordinary Shares. For so long as he holds at least a majority of the voting interests of Caravelle, Dr. Zhang will have the ability, through our board of directors, to significantly influence decision-making with respect to our business direction and policies. Matters over which Dr. Zhang may, directly or indirectly, exercise significant influence include: (i) the election of members of our board of directors; (ii) business combinations and other merger transactions requiring shareholder approval, including proposed transactions that would result in our shareholders receiving a premium price for their shares; and (iii) amendments of our Amended and Restated Memorandum and Articles of Association or increases or decreases in the size of our board of directors. Even if Dr. Zhang’s voting interests fall below a majority, he may continue to be able to strongly influence our decisions. In addition, such concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of our Ordinary Shares.

Caravelle may be treated as a passive foreign investment company.

There is also a risk that Caravelle may be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. A non-U.S. corporation generally will be considered to be a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the value, determined on the basis of a quarterly average, of its gross assets are considered “passive assets” (generally, assets that generate passive income). Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Cash is a passive asset for PFIC purposes, even if held as working capital. This determination is highly factual, and will depend upon, among other things, Caravelle’s market valuation and future financial performance. Because PFIC status is determined based on the composition of Caravelle’s income and assets annually and generally cannot be determined until the end of the taxable year, there can be no assurance that Caravelle will not be a PFIC for the current taxable year or any future taxable year. Accordingly, Caravelle is unable to determine whether Caravelle or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that Caravelle or any of its subsidiaries will not be treated as a PFIC for any taxable year. In the event that Caravelle meets the PFIC income or asset test for the current taxable year ending October 31, 2023, the “start-up exception” may not be available. Furthermore, if a U.S. Holder holds Caravelle Ordinary Shares and Caravelle is a PFIC during such U.S. Holder’s holding period, unless the U.S. Holder makes certain elections, Caravelle will continue to be treated as a PFIC with respect to such U.S. Holder, even if Caravelle ceases to be a PFIC in future taxable years.

If Caravelle were to be classified as a PFIC for any future taxable year, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences” below) will generally be subject to additional taxes and interest charges on the gain from a sale of Caravelle Ordinary Shares, and upon receipt of an “excess distribution” with respect to the Caravelle Ordinary Shares. In general, a U.S. Holder would receive an “excess distribution” if the amount of any distribution for U.S. federal income tax purposes in respect of the Caravelle Ordinary Shares were more than 125 percent of the average distributions made with respect to such shares within the three preceding taxable years (or shorter period if such U.S. Holder held the shares for a shorter period). A U.S. Holder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election or a “mark-to-market” election. However, there is no assurance that Caravelle would provide information that would enable a U.S. Holder to make a qualified electing fund election. U.S. owners of Caravelle Ordinary Shares should consult their own U.S. tax advisors regarding the potential application of the PFIC rules. See “—Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company” below.

Caravelle may be treated as a U.S. corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation organized under Cayman Islands law is not treated as a U.S. corporation and, therefore, is treated as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances. If Caravelle were treated as a U.S. corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends would be treated as dividends from a U.S. corporation.

In addition, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874 of the Code. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation and after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 of the Code may apply.

If these rules apply to the Merger, Caravelle and certain of Caravelle’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Caravelle include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

Caravelle is not currently intended to be subject to these rules under Section 7874 of the Code after the Merger. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by future changes in such U.S. Treasury regulations, with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge whether Caravelle is subject to the above rules or that such a challenge would not be sustained by a court.

The obligations associated with being a public company involve significant expenses and require significant resources and management attention, which may divert from Caravelle’s business operations.

As a result of the Business Combination, Caravelle is subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that Caravelle file annual, quarterly and current reports with respect to its business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that Caravelle establish and maintain effective internal control over financial reporting. As a result, Caravelle will incur significant legal, accounting and other expenses that it did not previously incur. Caravelle’s entire management team and many of its other employees will need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing the Company’s business strategy, which could prevent it from improving its business, financial condition, cash flows and results of operations. Caravelle has made, and will continue to make, changes to its internal control over financial reporting, including information technology controls, and procedures for financial reporting and accounting systems to meet its reporting obligations as a public company. However, the measures that Caravelle takes may not be sufficient to satisfy its obligations as a public company. If Caravelle does not continue to develop and implement the right processes and tools to manage its changing enterprise and maintain its culture, its ability to compete successfully and achieve its business objectives could be impaired, which could negatively impact its business, financial condition, cash flows and results of operations. In addition, Caravelle cannot predict or estimate the amount of additional costs it may incur to comply with these requirements. Caravelle anticipates that these costs will materially increase its general and administrative expenses.

These rules and regulations result in Caravelle’s incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, Caravelle expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance, and Caravelle may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for Caravelle to attract and retain qualified people to serve on its board of directors, or committees thereof, or as executive officers.

As a public reporting company, Caravelle is subject to rules and regulations established from time to time by the SEC regarding its internal control over financial reporting. If Caravelle fails to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, it may not be able to accurately report its financial results or report them in a timely manner.

Upon consummation of the Business Combination, Caravelle became a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations require, among other things, that the Company establish and periodically evaluate procedures with respect to its internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on Caravelle’s financial and management systems, processes and controls, as well as on its personnel. In addition, as a public company, Caravelle is required to document and test its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that its management can certify as to the effectiveness of its internal control over financial reporting.

Caravelle is required to meet the initial listing requirements to be listed on Nasdaq. However, it may be unable to maintain the listing of its securities in the future.

If Caravelle fails to meet the continued listing requirements and Nasdaq delists its Ordinary Shares, Caravelle could face significant material adverse consequences, including:

●	a limited availability of market quotations for its Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Caravelle may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy obligations under its indebtedness, which may not be successful.

Caravelle’s ability to make scheduled payments on or to refinance its debt obligations will depend on its future operating performance and on economic, financial, competitive, legislative and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which the Company and its subsidiaries may be subject. Many of these factors may be beyond Caravelle’s control. The Company cannot assure you that its business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized, or that future borrowings will be available to it in an amount sufficient to enable it to satisfy its obligations under its indebtedness or to fund its other needs. If the cash flows and capital resources of Caravelle are insufficient to service its indebtedness, it may be forced to reduce or delay acquisitions, sell assets, seek additional capital or restructure or refinance its indebtedness. These alternative measures may not be successful and may not permit it to meet its scheduled debt service obligations. The Company’s ability to restructure or refinance its indebtedness will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of its indebtedness could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict the business operations of the Company. In addition, the terms of any future debt agreements may restrict the Combined Company from adopting some of these alternatives. In the absence of such operating results and resources, the Combined Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. Caravelle may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that Caravelle could realize from any such dispositions may not be adequate to meet its debt service obligations then due. Caravelle’s inability to generate sufficient cash flow to satisfy its debt service or other obligations, or to refinance its indebtedness on commercially reasonable terms or at all, could have a material adverse effect on its business, cash flows, financial condition and results of operations.

Anti-takeover provisions contained in Caravelle’s amended and restated memorandum and articles of association, as well as provisions of Cayman law, could impair a takeover attempt.

In connection with the Business Combination, Caravelle has adopted an amended and restated memorandum and articles of association that became effective immediately prior to the consummation of the Business Combination. Caravelle’s amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of Caravelle or cause Caravelle to engage in change-of-control transactions. These provisions could have the effect of depriving Caravelle’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of Caravelle in a tender offer or similar transaction. For example, Caravelle Board has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more classes or series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with Caravelle Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of Caravelle or make removal of management more difficult. If Caravelle Board decides to issue preferred shares, the price of the Ordinary Shares of Caravelle may fall and the voting and other rights of the holders of the Ordinary Shares of Caravelle may be materially and adversely affected.

Because Caravelle does not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

Caravelle currently anticipates that it will retain future earnings for the development, operation and expansion of its business and does not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of the Caravelle Ordinary Shares would be your sole source of gain on an investment in the Caravelle Ordinary Shares for the foreseeable future.

The future sales of shares by Caravelle’s shareholders and future exercise of registration rights may adversely affect the market price of the Caravelle Ordinary Shares.

Sales of a substantial number of Caravelle Ordinary Shares in the public market could occur at any time. If Caravelle’s shareholders sell, or the market perceives that the Company’s shareholders intend to sell, substantial amounts of the Caravelle Ordinary Shares in the public market, the market price of the Caravelle Ordinary Shares could decline.

The holders of the founder shares issued to the sponsor of Pacifico are entitled to registration rights pursuant to a registration rights agreement entered into in connection with its initial public offering. The holders of the majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of the majority of such shares and shares purchased by the sponsor in a private placement in connection with Pacifico’s initial public offering are entitled to make up to three demands that Caravelle registers such securities. The holders of the majority of these shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination. The presence of these additional shares trading in the public market may have an adverse effect on the market price of the Caravelle Ordinary Shares.

A market for Caravelle’s securities may not continue, which would adversely affect the liquidity and price of its securities.

The price of Caravelle’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for Caravelle’s securities may never develop or, if developed, it may not be sustained. In addition, the price of the Company’s securities can vary due to general economic conditions and forecasts, the Company’s general business condition and the release of the Company’s financial reports. Additionally, if the Company’s securities are not listed on, or become delisted from Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of the Company’s securities may be more limited than if the Company were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

Caravelle is an exempted company that was incorporated under the laws of the Cayman Islands on February 28, 2022, as a holding company for Caravelle Group and Pacifico following the consummation of the Business Combination. Caravelle and its subsidiaries (together the “Group”) is an international operator of ocean transportation services. Dr. Guohua Zhang (“Dr. Zhang”), the Chairman of the Board of Directors and Chief Executive Officer is the ultimate controlling shareholder (the “controlling shareholder”) of the Group. Caravelle’s principal executive office is located at 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372.

SPAC Transaction

On April 5, 2022, Pacifico Acquisition Corp. entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022, by and among Caravelle, Merger Sub 1, Merger Sub 2 and Caravelle Group, pursuant to which (a) Merger Sub 1 merged with and into Caravelle Group, with Caravelle Group the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of Caravelle, and (b) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 merged with and into Pacifico, with Pacifico as the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of Caravelle. On December 16, 2022, Caravelle consummated the Business Combination pursuant to the terms of the Merger Agreement and Caravelle Group became a wholly owned subsidiary of Caravelle.

As a result of the Business Combination, among other things, (i) all outstanding ordinary shares of Caravelle Group were cancelled in exchange for 50,000,000 ordinary shares of Caravelle, (ii) each outstanding Pacifico Unit was automatically detached, (iii) each unredeemed outstanding share of Pacifico Common Stock was cancelled in exchange for the right to receive one (1) Ordinary Share of Caravelle, (iv) every ten (10) outstanding Pacifico Rights were contributed in exchange for one (1) Ordinary Share of Caravelle, and were cancelled and cease to exist, and (v) each Pacifico UPO was automatically cancelled in exchange for one (1) Caravelle UPO.

Caravelle was determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the Business Combination. Pacifico is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, Caravelle’s shareholders have a majority of the voting power of the combined company, Caravelle comprised all of the ongoing operations of the combined entity, Caravelle comprised a majority of the governing body of the combined company, and Caravelle’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Caravelle for the net assets of Pacifico, accompanied by a recapitalization. Caravelle is determined as the predecessor, and the historical financial statements of Caravelle Group became Caravelle’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the Business Combination were those of the Caravelle Group.

Reorganization Prior to SPAC Transaction

For the purpose of listing on the Nasdaq Capital market, a reorganization of Caravelle’s legal structure was completed on October 8, 2021. The reorganization involved the incorporation of Caravelle’s wholly-owned subsidiary — SGEX and SGEX’s wholly-owned subsidiary — Singapore Garden Technology Pte. Ltd. (“Garden Technology”); and the transfer of all the shareholders’ equity interest in Topsheen Shipping Group Corporation (“Topsheen Samoa”) to SGEX on October 8, 2021.

Historically, on April 19, 2021, Caravelle formed a wholly owned subsidiary SGEX Group Co., Ltd (“SGEX”) in the British Virgin Islands. On October 8, 2021, SGEX acquired 90% interest in Topsheen Shipping Group Corporation (“TSGC”), a company incorporated in Samoa in 2012. In 2016, TSGC acquired a 51% ownership interest in Topsheen Shipping Singapore Pte. Ltd., a Singapore company that has been operating in the international shipping business since 2015 (“TSS”), and further increased its ownership interest to 61% in 2019. In March 2019, Topsheen Bulk Singapore Pte. Ltd, a Singapore company (“TBS,” and together with TSGC and TSS, the “Topsheen Companies”) was formed. In June 2019, TSS obtained 60% of TBS’s shares, and subsequently, in October 2021 purchased the rest 40% of shares from Keen Best Shipping Co., Limited, a company controlled by Mr. Dong Zhang, a director and Chief Shipping Officer of Caravelle.

While setting a steady foot in the international shipping services business, Caravelle is preparing to launch its planned new carbon-neutral ocean technology (“CO-Tech”) business. As part of this plan, on June 12, 2020, Singapore Garden Technology Pte. Ltd. (“Singapore Garden”) was formed to operate the CO-Tech business. On August 3, 2021, SGEX became 100% owner of Singapore Garden.

Since Caravelle’s businesses are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of Caravelle and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

On December 16, 2022, the parties consummated the Business Combination, upon which Caravelle became the ultimate corporate parent of the Group, and the Caravelle Ordinary Shares were listed on the Nasdaq under the symbol “CACO.” See the section entitled “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain additional information about us is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference.

B. Business overview

Overview of Caravelle’s Business

Caravelle is an ocean technology company providing international shipping services, as well as pioneering a carbon neutral solution for wood desiccation — the Company’s CO-Tech solution. Caravelle has invented the process of commercializing a novel approach towards saving time, saving space, and repurposing of engine heat and by-products to integrate the traditional industries of international shipping and wood drying into a carbon neutral solution that satisfies both sets of demands.

Caravelle’s business comprises of two sectors: the traditional business in international shipping, operated by the Topsheen Companies and the new CO-Tech business under Singapore Garden. As the traditional business, Caravelle’s international shipping business has generated all revenues in Caravelle’s financial statements contained this Report. The CO-Tech business is a new development building upon the existing shipping business. It enables wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Caravelle currently expects to launch its CO-Tech business in the fourth quarter of 2023 and expects the CO-Tech sector to generate a significant percentage of its revenue by the end of 2025.

Caravelle is headquartered in Singapore. Currently, Caravelle derives the majority of its revenue from shipping for customers in Asia, such as Singapore, Dubai, Korea, Japan, and India. In both fiscal years 2022 and 2021, Caravelle derived more than 67% of its revenues from customers outside of China, and all of the cash transfer payments between Caravelle and its customers are between banks outside China, Hong Kong and Macau.

Caravelle’s International Shipping Business

Currently, Caravelle derives substantially all of its revenue from its global international shipping and logistics support services, where it expects steady growth. Caravelle operates its international shipping and logistics services through its subsidiaries: Topsheen Shipping Singapore Pte. Ltd. and Topsheen Bulk Singapore Pte. Ltd. Its international shipping services generated revenues of $185,349,630 for the year ended October 31, 2022, an increase of 52.0% compared with its revenues of $121,961,057 for the year ended October 31, 2021. Its international shipping services generated revenues of $121,961,057 in the year ended October 31, 2021, an increase of 55.7% compared with its revenues of $78,351,448 in the year ended October 31, 2020.

Vessel Chartering

As of the date of this Report, except for one testing vessel, Caravelle does not own any vessels itself and runs an asset-light business model. Through the Topsheen Companies, Caravelle charters vessels from various shipping companies and ship owners, which allows for the flexibility required by Caravelle’s diverse services. The long-term relationships between the Topsheen Companies and the shipping companies and ship owners increase the certainty of vessel availability while reducing the risks and costs of charter rate fluctuations.

By chartering more than 50 carriers each year, Caravelle currently provides an annual shipping capacity of approximately 3 million deadweight tonnage (DWT). Caravelle’s regular routes cover over 50 countries and 100 ports in Africa, Asia, and the Americas, including a route from East Asia to South America, covering the east coast of Central and South America, including most of Brazil’s major ports. Caravelle also handles bulk cargo shipping of iron ores, manganese ores, and grain from both sides of the Atlantic to East Asia.

Types of Shipping Services

As of the date of this Report, Caravelle’s international shipping revenue derives mainly from transportation services under voyage contracts and vessels service for and on behalf of ship owners.

Under a voyage contract, Caravelle is engaged to provide the transportation of cargo between specific ports for payment of an agreed-upon freight per ton of cargo. Caravelle’s voyage contracts generally do not contain cancellable provisions. A voyage generally commences when a vessel is available for loading the cargo and ends upon the completion of the discharge of the cargo. The customers of voyage contracts receive and consume the benefits provided by Caravelle’s performance over the voyage period, when the cargo is transported from one location to another. Caravelle has a flexible freight shipping model, under which Caravelle may ship in voyage either freight from one single large customer, or aggregate freight from multiple smaller customers.

Additionally, Caravelle, through the Topsheen Companies, contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners, and commercial management. As the operator of the vessels, Caravelle is committed to using its best efforts to provide the agreed upon vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the shipowners in all matters relating to the provision of the services. Most of the vessel service agreements span one year or less and are typically billed on a monthly basis.

Although Topsheen Shipping Limited supplies most of the ships for Caravelle’s shipping business, Caravelle also maintains long-term cordial relationships with other ship owners. Caravelle typically enters into contracts with the ship owners on a twelve-month term to reduce the risk of charter rate fluctuations. Occasionally, Caravelle charters vessels on the spot market.

The CO-Tech Solution

The CO-Tech business sector is developed based on the solid foundation of Caravelle’s international shipping business. The CO-Tech business integrates international shipping with wood drying and carbon trading. Caravelle plans to conduct its CO-Tech business through its subsidiary, Singapore Garden.

In the fourth quarter of 2023, Caravelle expects to launch its CO-Tech business in wood desiccation, an important supply chain step in the wood industry. Some of the key steps of wood processing include woodcutting, wood desiccation or drying, wood gluing, and wood surface processing. Caravelle will provide desiccation service for timber suppliers and sell the dried wood to downstream companies in the wood industry. At the launch stage of the CO-Tech business, Caravelle plans to purchase cut wood (known as green timber) from suppliers, then dry the wood during maritime shipping on the vessels Caravelle operates, and finally sell the dried wood to downstream participants in wood processing. Once this business is stabilized after its launch stage, Caravelle expects to transform into a wood desiccation service provider, drying wood for the timber suppliers and delivering the desiccated wood to the downstream customers at the shipment destination. As of the date of this Report, Caravelle has entered into a strategic agreement with Honest Timber Gabon Co. Ltd., a supplier of timber. Although as of the date of this Report, the CO-Tech business line has yet to launch, many strategic purchase agreements were already collected from China, due to China’s current policy initiative for carbon neutral companies. Caravelle has also entered into strategic agreements to provide dried wood or wood desiccation service to China Forestry Materials (Zhangjiagang) Corp. Ltd., China Plaid Imp. & Exp. Corp. Ltd., Shanghai Junhao Imp. & Exp. Corp. Ltd., Shanghai Fujie Imp. & Exp. Corp. Ltd, and Sunway (Solomon Islands) Limited. As of the date of this Report, Caravelle has entered into a strategic agreement with New Galion, a company controlled by Caravelle’s Chief Executive Officer, Dr. Guohua Zhang, to purchase wood desiccation equipment to be applied on vessels. Pursuant to the strategic agreement with New Galion, Caravelle has contracted to purchase four (4) sets of equipment satisfying the technical and quality standards as set forth in a certain 48500 Drybulk Wood Desiccation System Utilizing Waste Heat Technical Standards Agreement between Caravelle and New Galion at an aggregate price of 127,021,000 Hong Kong Dollars (approximately 16.2 million USD). The payment and delivery dates for the four sets of equipment are to be designated at Caravelle’s request. Caravelle has entered into a lease with TSS to rent one vessel to operate the CO-Tech business, and plans to rent three additional vessels for the CO-Tech business. The desiccation equipment will be installed on these vessels as the initial fleet carrying out the CO-Tech business. Singapore Garden has additionally purchased a wood desiccation vessel for testing and trial operation from Hanpu at approximately $522,000. Caravelle believes that the agreements with Hanpu, New Galion, and TSS were entered into at fair market prices and terms. In particular, following the standard of the shipping industry, Caravelle is only typically to pay around 20% of the total purchase price as down payment to obtain ownership of ships, with the later installments paid over several years in a negotiable schedule analogous to real estate mortgage payment schedules. Currently, traditional ocean shipping fees and profitability are close to a historical high-water mark. In accordance, vessel purchase and charter costs are both at historically high levels. Based on internal projections, Caravelle expects these to drop to lower levels by the end of 2023, which would then present a more suitable opportunity to launch its CO-Tech business. Caravelle believes that a reasonable total purchase price for an older vessel unit required for CO-Tech business line is around $5 million – $10 million per vessel.

The traditional process of onshore wood desiccation process and CO-Tech wood desiccation process.

Under the traditional wood desiccation model, a drying kiln is built on land. Green timber is placed in the kiln for desiccation by the heat generated from burning fossil fuels. According to Caravelle’s peer reviewed calculations, for each cubic meter of wood desiccated, an average coal burning kiln uses 360kg to 400 kg of standard coal, which emits approximately 0.98 tons of CO2.

Below is a photo of a traditional land-based drying kiln.

In contrast, Caravelle’s CO-Tech model transplants the drying kilns onto the vessels that ship the green timber to its destination, utilizing a power system utilizing the waste heat and gas collected from the vessel’s diesel engine to generate electricity sufficient for wood desiccation. According to Caravelle’s peer reviewed calculations based upon its operation data, the CO-Tech model can reduce the CO2 emission from the wood desiccation process by up to 93% compared with the traditional approach. Below is a diagram of Caravelle’s innovative ship-borne wood drying system.

The operating procedure for the CO-Tech wood desiccation has several steps. Upon the receipt of the green timber, the crew members place it into the drying capsules, where the desiccation process takes place. After confirming orderly placement, the crew will seal the capsule units and make sure the heating and venting system is functioning. Then the person operating the system sets the temperature, time, and other parameters needed for the timber being processed. Once the heating process starts, the capsules will also be vacuumed by an air pump. During the heating and drying process, the crew members will inspect the temperature and humidity in the capsules via sensors placed within and will also check key locations to make sure the equipment is working properly. Once the system detects that the pre-set temperature or humidity goal has been reached, the venting system will be turned on, so the vapor from the wood can be discharged. Once the process is completed, the humidity of the timber is expected to be reduced to below 20%, reaching the market standard for the next step of wood processing.

Besides the energy saving benefits, Caravelle’s CO-Tech wood desiccation is also expected to significantly reduce the time required to complete the wood drying. Under the traditional procedure, a vessel simply ships between the ports the wood that needs to be dried, and after the wood reaches the destination, it takes typically 40 days to dry the wood. In contrast, take Caravelle’s Africa – China routes as an example, the combination of shipping and drying processes enables the desiccation process to be completed within the 45-day maritime shipping process, thus cutting the need and time for onshore wood drying after wood’s arrival.

Below is an overall procedural illustration of Caravelle’s CO-Tech desiccation system.

CO-Tech Remote Monitoring System

To ensure that this process of ship-borne wood drying is carried out precisely as designed, Caravelle has developed a proprietary digital system monitoring the location of the vessels and the progress of onboard wood desiccation. Hundreds of cameras and sensors, which are connected to the monitoring system, are placed at the key joints in the onboard drying kilns to report on a real-time basis. The system is designed for monitoring only and does not control the onboard wood desiccation process. With this system, on-ship and remote operators can see through the display system the distribution and operation of the equipment of the hull in waste heat recovery, wood drying, and waste heat power generation, all in a comprehensive and intuitive manner. If the remote monitoring system detects that an energy efficiency optimization could be made, a member of Caravelle’s onboard crew will be contacted to make corresponding adjustments. With the information produced on a real-time basis and a reaction-collaboration model, Caravelle is able to further enhance the wood desiccation efficiency. Below are screenshots from the current version of this digital monitoring system.

Development of the CO-Tech Model

Since July 2016, Caravelle’s founder and Chief executive officer, Dr. Guohua Zhang, has been working with industry experts on the research and development of wood desiccation or drying utilizing the waste heat from the exhaust gas on ocean liners during the shipping process. In 2018, the research and development team led by Dr. Zhang discovered a promising result, i.e., compared with the traditional onshore wood desiccation method conducted in a kiln, the new ship-borne model reduces the CO2 emission by 93% with the utilization of the time, space, and waste heat of exhaust gas during the shipping process. Simultaneously, the desiccation of each cubic meter of timber produces 350 kg of wood vinegar, which could be used for a variety of productive purposes such as pharmaceuticals, food additives, dyes, deodorants, pesticides, soil conditioners, and plant growth promoters. Dr. Zhang published these results in 2018 as his peer reviewed doctorate thesis at Université Paris-Dauphine.

Below is an illustration of the three-dimensional flow lines inside the ship-borne drying capsule.

Below is an illustration of the drying capsule body wood surface temperature and heat flow distribution.

Caravelle has leased a vessel and modified the onboard equipment for the CO-Tech operations. Under Caravelle’s current business plan, upon termination of the lease, the wood desiccation equipment will be removed from the leased vessel and reinstalled in newly leased-in vessels. Caravelle’s experiments have produced satisfactory results. Based on Caravelle’s peer reviewed experimental data, assuming four (4) voyages each year, a ship with a loading capacity of 30,000 cubic meters is expected to add $19.5 million of total per ship revenue each year. This total per ship annual revenue includes:

●	$12 million revenue from wood drying, based on a market price of drying lumber (the price increment of dry lumber over wet lumber) of $100 per cubic meter in line with the prevailing market price in 2022;

●	$3.4 million revenue from wood vinegar production, based on a market price of wood vinegar of $170 per ton in line with the prevailing market price in 2022 and a wood vinegar production rate (based on Caravelle’s peer reviewed experimental data) of 1 ton of wood vinegar production per 6 cubic meters of wood; and

●

$4.1 million revenue from carbon trading, based on the average international CEA (Carbon Emission Abate) price of 30 Euros/ton estimated by management in accordance with the data from the European Energy Exchange and EUA Futures, and a CO2 emissions reduction (based on Caravelle’s peer reviewed experimental data) of 0.98 tons per cubic meter of wet wood.

Plan of Growth

Caravelle currently expects to launch the first CO-Tech vessel by the fourth quarter of 2023. As Caravelle accumulates operating experience and obtains sufficient financing, it plans to expand the CO-Tech business by leasing or purchasing additional vessels from shipowners in the next three years.

Previously, Caravelle had expected to launch its CO-Tech business line by the third quarter of 2022. It postponed the launch because its traditional ocean shipping business line has been too profitable, and launching the CO-Tech business would interrupt the traditional ocean shipping business because it takes time to modify ships used in the former for use in the latter. Currently, traditional ocean shipping fees and profitability are close to a historical high-water mark. Based on its internal projections, Caravelle expects these to drop to lower levels by the end of 2023, which would then present a more suitable opportunity to launch its CO-Tech business. Because of this postponement, and because of the historical and expected fluctuations of the costs of purchasing and renting ships, Caravelle is in the process of renegotiating its strategic agreements with its CO-Tech partners including New Galion, and revising its planned timeline to purchase and rent ships for its CO-Tech business.

DNV Approval

In January 2022, one of the leading maritime classification societies, Det Norske Veritas (DNV), granted an Approval in Principle (“AiP”) on the design of a waste heat recovery and utilization system submitted by Caravelle. Caravelle expects to receive the official DNV approval for its first CO-Tech vessel after DNV officials conduct an on-site review upon the completion of the vessel modifications. Once Caravelle is ready to launch its CO-Tech business, it expects to receive the official DNV approval for its CO-Tech vessel.

Several steps are needed for a vessel to obtain a classification certification, which is a prerequisite for insurance policies and business operations. In the first stage, the company seeking to apply a modification or technology to a vessel needs to file an application with the classification society, stating the name, model, composition, standard and usage of such modification. After receiving the application, the classification society will require further materials providing detailed information on the company, the suppliers of the raw materials for such modification, the blueprints and handbooks to produce and operate the modification, and the procedures and qualifications for its production. Then the specialists of the classification society will review the new modification based on the materials submitted. The classification society may also provide comments to which the applicant must respond. When all the requirements are met after document review, the classification society will issue an AiP for such modification.

After obtaining an AiP, the new modification can begin with the installation process, during which the classification society’s engagement is required for the product review. To ensure the actual product is in line with the AiP, the classification society will review the qualification of the companies producing the components and contractors installing the components. The classification society may also inspect the installation process from time to time. Upon completion of the installation of the modification on the vessel, the classification society will conduct a final on-site review. If the standards are satisfied, then the product certification will be issued, and the vessel with such new modification can start its operations.

As Caravelle has already received an AiP, the Company expects to receive the final product certification by the time it is ready to launch its CO-Tech business.

Competitive Advantages

International Shipping Services

●

Established Shipping Track Record in Key Geographic Markets.    With a solid presence in Asia.i.e. offices located in Singapore and Shanghai, two of the largest hubs of the international shipping business, Caravelle maintains a strong presence and local business relationships with critical suppliers and customers in geographic regions that have been key to shipping demand growth.

●	Strong Balance Sheet Positioned for Additional Growth. Caravelle has a well-capitalized balance sheet and has maintained its liquidity position throughout the 2020 downturn in shipping markets through prudent financial and risk management. Caravelle’s moderate financial leverage, together with its current expectation of continued access to bank financing, has strongly positioned Caravelle to take advantage of further growth opportunities.

●	Experienced management team. Caravelle has an experienced team. Each management team member of the Topsheen Companies has over ten years of experience in international shipping. Mr. Dong Zhang, a veteran in the shipping industry, serves as Chief Shipping Officer for Caravelle. Mr. Zhang’s deep experience and extensive relationships with ship owners, shippers, lenders, insurers, and other industry participants help ensure the smooth operation of the international shipping sector.

●	Large cargo contracts base and strong relationships with key counterparties. Caravelle has entered into a significant portfolio of cargo contracts. Caravelle has also established strong long-term global relationships with shipping companies, shipyards, trading houses, and shipping brokers. Thus, Caravelle has been able to match demands with supplies in a timely and efficient manner. In addition, a large cargo contracts portfolio helps Caravelle to better position its routes geographically to mitigate market uncertainty and volatility.

●	Endurance during the COVID-19 Crises. Caravelle has weathered the challenges during the COVID-19 pandemic period, including lockdowns, shortages of ocean shipping capacity, traffic jams at ports, and labor shortages. Its international shipping services generated revenues of $185,349,630 in the year ended October 31, 2022, an increase of 52.0% compared with its revenues of $121,961,057 in the year ended October 31, 2021. Its international shipping business generated revenues of $121,961,057 in the year ended October 31, 2021, an increase of 55.7% as compared with its revenues of $78,351,444 in the year ended October 31, 2020.

CO-Tech Business

●	Symbiosis with the existing international shipping sector. Caravelle developed its existing international shipping and logistics support services sector to provide a solid platform and basis to implement its CO-Tech business model. Caravelle expects to fully implement its CO-Tech business model with the vast majority of the vessels it charters and operates.

●	Environmental solution for the traditional industry. The CO-Tech model answers to the global demand for clean, sustainable and carbon neutral technologies. Many businesses in traditional industries are struggling to hit carbon net zero targets. The pressure to adopt sustainable business practices, caused by the gradual reduction in the use of coal and other fossil fuels, is increasingly impacting the wood drying industry. The oil price spike in early 2022 escalated the priority of fuel efficiency. At this juncture, Caravelle’s CO-Tech provides a path forward for the wood drying industry. Moreover, the vacuuming and fumigation process within Caravelle’s CO-Tech solution exterminates organisms in the wood, reducing environmental risks posed by invasive species.

●

Relationship with timber producers and timber purchasers.    Dr. Guohua Zhang, Caravelle’s founder and Chief Executive Officer, has over 20 years of experience in the timber industry in Gabon, Singapore, and China. Dr. Zhang has developed and maintained long-term relationships with local forest farms in Africa and Indonesia. Building on such long-term relationships, Caravelle expects to secure wood supplies to meet the demands of its customers or as required in its expansion of CO-Tech wood desiccation. In 2022, Caravelle expected to obtain an annual supply of approximately 390,000 cubic meters of timber from local partners who conduct business sustainably and meet the Annual Allowable Cut (“AAC”) Standards which sets the limit for the amount of wood that can be harvested from forest land managed for forestry purposes in a year under sustainable yield management.

●	Innovative technology. Caravelle believes its innovative technology provides for better efficiency and economy of the desiccation process as compared to traditional onshore wood desiccation. Dr. Zhang, Caravelle’s founder and controlling shareholder, has obtained nine (9) patents and filed applications for five (5) patents in China as of the end of 2021, and licensed these patents and the patents under application to Caravelle to use in its CO-Tech business with no consideration or set term limit. It usually takes two to three years to grant or deny a patent application in China. None of these patents or patents under application is subject to the Cyberspace Administration of China or other Chinese authorities over data security because they do not involve information technology or data processing. Caravelle is committed to continue investment in research and development of ocean carbon technologies and retaining its technological edge. In the next few years, Caravelle expects to invest three to five percent of Singapore Garden’s revenue in the research and development of upgrades of its CO-Tech technologies, including the application of new thermal insulation materials, upgrading of the remote-control system, and the technological improvements needed for application of CO-Tech to a larger scale.

●	Timing and efficiency. Caravelle’s model enhances efficiency, compared with the traditional model. Under the traditional procedure, it takes approximately 40 days to dry typical timber after it reaches its destination. In contrast, Caravelle’s combination of shipping and drying processes enables the desiccation process to be completed within 45 days while in transit, cutting the need for additional time after the timber’s arrival. By reducing the time required in wood desiccation, the overall time span for the wood processing process has been shortened correspondingly.

Business Strategies

International Shipping

Caravelle’s primary objectives are to profitably grow its business and to maintain and enhance its position as a successful operator of shipping carriers. The key elements of Caravelle’s strategies are:

●	Continue to expand routes across the globe. Caravelle plans to further expand its routes to better meet the needs of its clients and explore new business opportunities. North America and Europe are among the largest consumer markets, and also important geographical regions for the shipping industry. Caravelle expects to continue to add additional routes and increase shipping volume in Southeast Asia, Africa, China and South America.

●	Expand Caravelle’s basis of ship chartering. Caravelle expects to continue to seek growth opportunities in the shipping business. While Caravelle is maintaining good business relationships with a number of reputable ship owners from which Caravelle charters vessels, Caravelle expects to establish additional business relationships with more ship owners and expand Caravelle’s business horizon. When evaluating expansion plans, Caravelle will consider and analyze, among other things, its cash flow and liquidity position, the demand in the international shipping business markets, and the number of available vessels in the charter markets.

●	Continue to grow Caravelle’s client base. Caravelle is considering to explore business opportunities in emerging markets, especially Southeast Asian countries in the next few years. Caravelle may also consider diversifying its bulk shipping categories, such as steel, to take in more clients.

●	Sharpen Caravelle’s competitive edge with the transshipment services. Caravelle intends to solidify its inland African key node presence as basecamps for its transshipment services, which demonstrates the depth of its services and distinguishes it from its peers. Caravelle plans to pursue a similar approach in other geographic areas to strengthen its business competitiveness.

CO-Tech Business

●	Hedge the cyclical nature of international shipping industry. The international shipping industry has long been hampered by cyclicity. Caravelle is developing a new business in CO-Tech and intends to hedge the shipping industry uncertainties with revenues generated from such new business, including the income from the wood desiccation service, the sale of wood vinegar, and the revenue generated from carbon trading. These revenue sources are de-coupled and relatively insulated from the shipping industry’s cyclicality and sources of supply shocks such as international political and pandemic risks. Caravelle expects each of these revenue sources to become a substantial component of its revenue, with shipping revenue accounting for less than 30% of the total revenue by 2025.

●	Expand the CO-Tech operation to a larger scale. Based on the experiment results, a vessel with 30,000 cubic meters of capacity will generate annual revenue of approximately $19.5 million, assuming that such a vessel operates four (4) voyages a year. Caravelle plans to apply the CO-Tech operation to 50 vessels in the coming three years, reaching an expected $1.9 billion of total (including CO-Tech and shipping) annual revenue by the year 2025. Once a critical mass is reached, Caravelle expects improved profit margin, stronger bargaining power in the business and more available operational data to be used in its research and development of CO-Tech technologies.

●	Achieve revenue from carbon trading. Caravelle intends to enter into the carbon trading market in 2024 to monetize its technological advances. Under the traditional method using burning fossil fuel, drying 1 cubic meter of wet wood typically emits approximately 0.98 ton of CO2 during the process. By using the waste heat generated by the vessel engines during shipping, the CO-Tech model reduces such CO2 emissions by over 80%. Based on the average international CEA price of €30/ton as of March 2020, the lowest price point in the past three years, and a voyage shipping 30,000 cubic meters of timber, the carbon trading income for each voyage can reach up to 3,500,000 Euros (approximately 4.1 million USD), assuming such a vessel operates four (4) voyages a year.

●	Advance in technology. Caravelle plans to further digitalize its operations. Caravelle has been building in a real-time digital monitoring system for its onboard wood drying process as well as a real-time location system for its vessels. Caravelle plans to cooperate with SaaS and IOT providers to further improve the efficiency of the monitoring system in the wood desiccation process as well as the overall management. Caravelle is working on updating the monitoring system with the expectation of connecting it with one or more major carbon exchange markets so that the CEAs produced can become readily tradeable with the help of this system.

●	Research and development of the technology. Caravelle is committed to long-term R&D investment to further expand its CO-Tech intellectual property portfolio, in addition to the 14 patents licensed from Dr. Zhang, Caravelle may obtain new IP rights under its own name.

●	Commercialization of wood vinegar. Wood vinegar is a by-product of the CO-Tech wood desiccation process with huge potential. Wood vinegar is and can be (based on published and peer reviewed research) used widely for different purposes, such as raw materials for pharmaceuticals, food additives, dyes, deodorants, pesticides, soil conditioners, and plant growth promoters. Each voyage loading 30,000 cubic meters of wood can extract 5,000 tons of wood vinegar. According to research by Allied Market Research, the global wood vinegar market was valued at $4.5 million in 2019, and projected to reach $6.4 million by 2027, growing at a CAGR of 7%. Caravelle plans to merchandise the wood vinegar produced during the CO-Tech wood desiccation and thus broaden and diversify its business portfolio.

●	Risk related notification. In fact, it is important to note that Caravelle’s CO-Tech business has yet to launch, and all the revenue projections are based on business model assumptions. As of the date of this Report, Caravelle’s current source of revenue is traditional ocean shipping. All business projections of the Company are entirely based on the market research and industrial insight of the company. All potential risks such as operational risk, product defect recall risk, and system performance risk exist. The future financial forecast model makes a number of assumptions about market expectations for the CO-Tech business, but because CO-Tech business has yet to launch, all uncertainties ought to be considered.

●	Expand the CO-Tech model from the wood desiccation business. Caravelle will initiate its CO-Tech business by combining wood desiccation with its international shipping business, from which Caravelle anticipates gaining and accumulating experience in dealing with carbon neutral related operations. As its CO-Tech business of wood desiccation continues to develop and evolve, Caravelle intends to commence its carbon neutral businesses in other industries beyond wood desiccation, such as pulp production.

●	Cautionary note regarding forward-looking statements. Given that Caravelle’s CO-Tech business has yet to launch, all the revenue projections of the CO-Tech business are based on business model assumptions. As of the date of this Report, Caravelle’s current source of revenue is traditional ocean shipping. All business projections of Caravelle are entirely based on the market research and industrial insights of Caravelle. Such projections take into account and are subject to potential risks such as operational risk, product defect recall risk, and system performance risk. Such projections make a number of assumptions about market expectations for the CO-Tech business, but because CO-Tech business has yet to launch, such assumptions may be disproven by future developments.

Management of Operations

General Management

Overall responsibility for the oversight of the management of Caravelle rests with its board of directors. Caravelle Board and management team consist of experienced and versatile professionals that can meet the needs of its core business and daily operations. Caravelle conducts all of the financial and administrative management of its business by itself, and contracts for human resource, legal, tax and other specialist advice from reputable, arm’s length service providers when required.

Caravelle maintains a flat and function-oriented management structure. Mr. Dong Zhang, a veteran in the shipping industry and Caravelle’s Chief Shipping Officer, leads Caravelle’s international shipping business with his wide industry connections and rich experience in the international shipping business. Dr. Guohua Zhang, Caravelle’s founder and Chief Executive Officer, is spearheading the development of Caravelle’s CO-Tech sector with unique experience in the wood processing business and his insightful vision of carbon neutral technologies and markets.

Daily Operation Management

Daily operation decisions relating to the conduct of Caravelle’s business, including managing its shipping voyages, are made by officers and employees under guidance and authority from Caravelle Board in accordance with its governance framework.

Caravelle relies on the shipowners and the vessel crews engaged by the shipowners to operate the chartered vessels, including technical support in fuel procurement, crewing, maintenance, repairs, dry dockings, maintaining required vetting approvals, and ensuring compliance with certifications from the classification societies and all other applicable regulatory requirements.

Caravelle has an in-house management team for its CO-Tech business sector. Caravelle’s in-house team is responsible for the research and development of CO-Tech technologies. It developed a remote-control system monitoring the location of the vessels and the progress of wood desiccation on real-time basis.

Customers

The customer base of Caravelle’s international shipping business is mainly located in Asia but diversified across different Asian countries, such as Singapore, Dubai, Korea, Japan, and India. In the fiscal years 2022, 2021 and 2020, Caravelle derived more than 67% of its revenues from customers outside of China, and 100% of the cash transfer payments between Caravelle and its customers are between banks outside China, Hong Kong and Macau. The four largest customers by revenue in fiscal year 2022 are Qingdao Soar Dragon International Co Ltd, based in Hongkong, Joint Rainbow Shipping Pte Ltd, based in Singapore, GMT Shipping Line Limited, based in Hongkong, and Duferco Shipping S.A. Switzerland, based in Switzerland. The four largest customers by revenue in fiscal year 2021 are Navodaya Dmcc, based in Dubai, Bd Shipping Limited, based in Korea, New Highest Shipping Pte. Limited, based in Singapore, and Coromandel International Limited, based in India. The four largest in fiscal year 2020 are Navodaya Dmcc, based in Dubai, Coromandel International Limited, based in India, Marubeni-Itochu Steel Inc Tokyo, based in Japan, and New Highest Shipping Pte. Limited, based in Singapore.

Caravelle does not rely significantly on any particular customer. For the year ended October 31, 2022, 2021 and 2020, no customer accounted for more than 10% of Caravelle’s total revenues. As of October 31, 2022, two customers accounted for approximately 30% and 25% of Caravelle’s accounts receivable, respectively. As of October 31, 2021, two customers accounted for approximately 16% and 12% of Caravelle’s accounts receivable, respectively. As of October 31, 2020, one customer accounted for approximately 27% of Caravelle’s accounts receivable.

Suppliers

Caravelle’s key suppliers include the shipowners from whom it charters vessels and timber producers. Although Topsheen Shipping Limited supplies most of the ships for Caravelle’s shipping business, Caravelle also maintains long-term cordial relationships with other ship owners. Besides Topsheen Shipping Limited, the five largest suppliers of Caravelle in fiscal year 2022 are Hd Bunkering Pte Ltd, World Fuel Services, Gsia Logistics Pte Ltd, Mei Da Shipping Co. Limited, and New Yangtze Navigation (Marshall) Co Ltd. Besides Topsheen Shipping Limited, the five largest suppliers of Caravelle in fiscal year 2021 are Nova Petroleum (HK), GMT Shipping International, Hd Bunkering Pte Ltd, Tong Da Shipping Co. and World Fuel Services. As of the date of this Report, the key supplier of the CO-Tech business is Honest Timber Gabon Co. Ltd.

For the year ended October 31, 2022, one related party supplier, Topsheen Shipping Limited, accounted for approximately 42.5% of the Group’s total purchases. For the years ended October 31, 2021, one related party supplier, Topsheen Shipping Limited, accounted for approximately 44% of the Group’s total purchases. For the year ended October 31, 2020, one related party supplier, Topsheen Shipping Limited, accounted for approximately 36% of the Group’s total purchases. As of October 31, 2022, one supplier accounted for approximately 92% of the Group’s total accounts payable. As of October 31, 2021, one supplier accounted for approximately 98% of the Group’s total accounts payable. As of October 31, 2020, three suppliers accounted for approximately 42%, 41%, and 11% of the Group’s total accounts payable, respectively.

Industry Analysis

Caravelle is an ocean technology company providing international shipping services and pioneering a carbon neutral solution for wood desiccation — the company’s CO-Tech solution. Caravelle has invented and is in the process of commercializing a novel approach towards saving time, saving space, and repurposing of engine heat and by-products to integrate the traditional industries of international shipping and wood drying into a carbon neutral solution that satisfies both sets of demands.

Industry 1: International Shipping

International shipping offers economical and efficient long-distance transport and plays a pivotal role in the world economy. According to the data published by the International Chamber of Shipping, approximately 11 billion tons of goods are transported by ship each year, and as of 2019, the total value of the annual world shipping trade had reached more than 14 trillion US Dollars. According to the International Chamber of Shipping, shipping also offers the cheapest mode of transport per ton and enables the shipments of raw materials, such as, for each year, nearly 2 billion tons of crude oil, 1 billion tons of iron ore, and 350 million tons of grain, which shipments would not be possible by road, rail or air.

Maritime shipping is a highly cyclical industry. Such cyclicity is caused by the vessel supplies and cargo demand. Fluctuations in the shipping cycle are closely linked to those of the business cycle, where decreases or shrinkages in aggregate demand will mean lower demand for transport services, forcing shipping companies to build fewer ships and scrap some of those that are not in use. When demand increases, mainly due to changes in the world economy, supply is unable to quickly match it (it typically takes approximately 2 or 3 years to build a new ship), freight rates go up, and shipbuilding resumes, ultimately causing an oversupply which then pushes rates back down. The cycle operates due to a lack of synchronization in ship production and cargo demand (that responds to changes in production and trade).

According to a journal article published in Vol.11 No.10, October 2020 on Scientific Research, the average historical duration of shipping cycles from 1951 to 2020 was approximately six years.

Although the international maritime shipping industry suffered from COVID-19 in 2020, it has recovered from the initial shocks and regained momentum. According to the Shipping Review and Outlook for the year 2021 issued by Clarkson Research Services Limited (“CRSL”), the Clarkson Index, an indicator tracking the earning of vessels, has seen a 93% bump from the level of 2020, reaching $28,700/day, the highest level since 2008. According to Fortune Business Insights, the global cargo shipping market with an estimated size of 10.85 billion tons in 2020 is expected to reach 13.19 billion tons by 2028, registering a compound annual growth rate (“CAGR”) of 2.5% during the 2021-2028 forecast period. The rising demand for import and export activities, as well as the shipping’s efficiency and economy, are expected to boost cargo shipping. Furthermore, strict emission norms by governments are expected to foster the adoption of cargo shipping.

Additionally, the international maritime shipping industry is working to reduce carbon emissions and achieve Net Zero shipping. In November 2020, the International Maritime Organization (“IMO”) introduced new technical efficiency standards for ships, namely the Energy Efficient Ship Index (“EEXI”) and the Carbon Intensity Indicator Register (“CII”), which will further affect the supply of effective capacity. According to World Fleet Register, a database maintained by CRSL, the shipping industry is building more energy-efficient vessels to accommodate the “green trend.” Such technical improvements include the installation of de-sulphuration towers to reduce pollutant emissions, lubrication systems to reduce energy consumption, and other devices. Energy-efficient vessels with one or more of such improvements have a competitive edge over traditional vessels from rent levels, asset price and accessibility to financing. By October 2021, the tonnage of energy-efficient vessels has accounted for 26.8% of the total tonnage of the operating fleet worldwide.

According to a report by the International Chamber of Shipping (“ICS”) and Ricardo, a global engineering, environmental, and strategy consultancy, a massive increase in funding for research and development is essential to the global shipping industry’s goal of achieving zero carbon emissions by 2050. The report, “Zero Emission Blueprint for Shipping,” outlines the urgent steps that the shipping industry needs to take to radically shift away from the dominant propulsion technologies and fuels in less than three decades. Ricardo has identified a list of more than 260 R&D projects needed to overcome key technological and systemic challenges and accelerate the transition to a zero-carbon shipping industry. To fund the research and development of these projects, the report estimates a cost of $4.4 billion.

Industry 2: Wood Drying

Wood desiccation is a process that leads to the evaporation of timber in order to remove moisture. The main purpose of this process is to convert wood into a competitive commercial product. Wood desiccation is an essential process in the wood processing industry, without which wood products would rot and mold. The wood is considered “green” if its humidity is more than 35%. Dry wood has different humidity levels depending on the area where it is to be used, but typically below 20%: in constructions, 12-20%; on the outside, 15-17%; for burning, 20% and for furniture, 8-12%. Desiccated or dried wood is primarily used for construction material, furniture, and burning wood. According to an article published on Market Watch, the global dry construction material market was valued at USD 71,281.11 million in the year 2018. According to the statistics published by the Food and Agriculture Organization of the United Nations, in 2019, the global demand for desiccated or dried wood reached 400 million m₃.

Broadly speaking, there are two methods by which timber can be dried: (i) natural drying or air drying, and (ii) artificial drying or kiln drying. Air drying is the drying of timber by exposing it to the air. Depending on the climate, it takes several months to a number of years to air-dry the wood. The process of kiln drying consists basically of introducing heat. The traditional kiln wood desiccation process is reliant on small and scattered drying kilns, using the conventional steam drying method that burns natural gas, petroleum, and coal. For this purpose, the timber is stacked in wood drying kilns, which are fitted with equipment for manipulation and control of the temperature and the relative humidity of the drying air. As a result, the drying kilns take up large landmasses. The lack of economy of scale further hinders the industry from upgrading technologies and equipment to improve efficiency and reduce cost. Furthermore, the transportation cost is high because the kilns are dispersed across different geographic areas.

In addition, based on a study by Dr. Zhang, 80% of the wood desiccation productivity employs the traditional steam drying method, which burns fossil fuels and releases greenhouse gases and other harmful gases, including SO₂, a major contributor to acid rain and soil acidification. The environmental challenges faced by the wood desiccation industry are also in need of effective solutions.

Currently, there is no kiln wood drying during the maritime shipping voyage, utilizing the waste heat and gas collected from the vessel’s diesel engine.

Industry 3: Carbon Trading

The Net Zero Target

196 signatories entered into the Paris Agreement in 2015, an international agreement setting the target for reducing carbon emissions. The parties have committed to limiting global warming to no higher than 2 degrees Celsius. To achieve such a goal, many governments have issued statements setting the target to achieve a balance between the amount of greenhouse gas emissions produced and the amount removed from the atmosphere (“Net Zero”).

In addition to the governmental initiatives, large companies have also launched sustainable development roadmaps and programs prioritizing environmental goals. For instance, Amazon.com, Inc. has committed to carbon neutrality by 2040; British Petroleum has committed to carbon neutrality by 2050; UPS has promised that, by 2025, 40% of its ground fuels will come from low-carbon or alternative fuels; Wal-Mart has set a goal of reducing emissions by 18% from its own operations by 2025, and by working with its suppliers to reduce emissions by one gigaton by 2030, and Microsoft has committed to be carbon negative by 2030.

Carbon Credit Trading

The transportation industry is a major carbon emitter. According to Maersk’s 2021 Sustainability Report, the annual greenhouse gas emission by the global transportation and logistics industry amounts to 3.5 billion tons. Several governments have set a clear Net-Zero target for the industry. Given that a vessel has an average 20-25 year life span, a zero-carbon emissions program must be implemented over the next decade for the maritime shipping companies to hit the Net-Zero target by 2050. Some of the industry leaders have made the step forward. In January 2022, the Maersk Group (A.P. Moller — Maersk), a leading container shipping company, announced that it targets to achieve the Net-Zero goal by 2040, ten years earlier than its self-set target of 2050. Another major company in the maritime shipping industry, MSC Cruises, also released its statement of commitment to achieve Net-Zero by 2050.

However, the path to Net-Zero is not clear yet. According to a study by Hillhouse, an investment firm, in the shipping sector, renewable energy (such as hydro energy, biomass fuels and liquid ammonia) is not yet economically viable. Thus, more exploration and investment on the research and development for new technologies and business models is called for.

According to the World Bank, governments have devised two main types of carbon pricing approaches, carbon taxes and emissions trading systems (ETS). The carbon tax approach is straightforward — a price is set with a definitive tax rate on greenhouse gas emissions. In contrast, the ETS, also known as the “cap and trade” system, offers a market mechanism. With the total emissions capped, a national government grants certain allowances for the industries. Consequently, an industry with lower emissions will have extra allowances that it can sell, and the industries with high emissions can buy the allowances to keep their aggregate emissions below the cap.

Per Reuter’s report, the annual trade volume of the global market for CO₂ saw a 164% increase in 2021, reaching €760 billion ($851 billion). European Union’s Emissions Trading System (“EU ETS”) registered an annual trade volume of €683 billion, currently accounting for 90% of the global market. The EU ETS also saw the price of CO₂ jumping to €80 per ton, contributed by the EU’s ambitious goal to reduce emissions by 55% by the year 2030. The carbon trade market is expected to keep growing, with more companies committed to the Net-Zero goal as well as other factors, including increased fossil fuel prices.

Shipping + Wood Drying + Carbon Trading = Carbon Neutral Ocean Technology Industry

The shipping, wood drying, and carbon trading business lines integrate into Caravelle’s innovative new business, the carbon neutral ocean technology business or CO-Tech business. This emerging industry and the solutions Caravelle promises to provide are expected to add value to the maritime transport process by recycling energy and achieving economic value and carbon neutrality. As of October 31, 2022, Caravelle’s CO-Tech business has yet to launch, has no historical operations and has yet to generate revenues.

Caravelle’s first CO-Tech project is a carbon neutral solution for wood desiccation over the maritime shipping process, which is expected to achieve both economic and environmental value through the integration of the wood drying and maritime transport industries. Caravelle anticipates to use its technology to recycle energy for wood drying by harvesting waste heat from shipping vessels’ engines. This process is expected to be more energy-efficient and environmentally friendly because it eliminates the need to burn fossil fuels in the wood drying process. Caravelle’s tests show that this maritime wood desiccation process reduce carbon emissions by over 80% compared with the traditional onshore wood desiccation model, and reduce energy costs at the same time. An industry-standard traditional coal-burning drying kiln with an annual desiccation capacity of 10,000 cubic meters wood emits approximately 40 kg of smog, 1,900 cubic meters of CO2, 45 cubic meters of SO2, and other greenhouse gas and pollutants including NO and other substances. By collecting and utilizing the waste gas and heat from the vessel, the CO-Tech eliminate the need for burning fossil fuel for wood desiccation, and thereby reducing the pollutants and greenhouse gas emission mentioned above.

As of the date of this Report, the CO-Tech business line has yet to launch. The CO-Tech model is expected to save time for drying, loading and unloading, shorten the delivery time of the entire industry chain by up to 50%, and reduce costs by at least 40%, per Caravelle’s experiments in peer reviewed research. Caravelle’s business model is expected to add value to the wood processing industry by full utilization of time spent on shipping and space on the vessels during shipping. The traditional wood drying business model typically spans multiple steps, including harvesting, onshore drying before being loaded on the vessels, loading and waiting at the port, shipping (about 45 days from Africa to China, and 14 days from Southeast Asia to China), customs clearance at the port, drying onshore if not dried prior to shipping, and arriving at the wood processing sites of dried wood purchasers. The entire timespan can take up to 90 days and shipping takes a large part of the time. In contrast, Caravelle’s CO-Tech vessels can dry the timber during transportation (15-45 days), depending on the tonnage, energy consumption, and other conditions of the vessel, thereby saving the time for onshore drying. Under the traditional model using a drying kiln, the market price for drying 1 cubic meter of wood is $60 to $100. In contrast, for a vessel already equipped with the CO-Tech desiccation equipment, which costs approximately $4.8 million and is expected to last ten years, it takes no additional cost in labor or fuel relative to traditional ocean shipping of wood to dry the wood, since the labor and fuel required for traditional ocean shipping would have then been repurposed to also accomplish wood drying, at the same place and the same time of shipping. A vessel covering the Afro-China line is expected to carry 40,000 cubic meters of wood per voyage and is expected to ship timber from Africa to China twice a year. Thus, each cubic meter of timber costs approximately $6 for Caravelle to desiccate. This cost includes only the depreciation and amortization expenses of the CO-Tech desiccation equipment since no additional fuel, labor, or other costs are required relative to traditional ocean shipping of wood. Compared with the traditional approach, the CO-Tech model significantly reduces the costs.

While the CO-Tech model is expected to contribute seaborne wood desiccation capacity in addition to the traditional drying kilns on land, it is also designed to respond to the global consensus that arose from the Paris Agreement to reduce carbon emissions. By recycling the waste heat and gas generated by the vessel engines, the CO-Tech model is expected to save approximately 400 kilograms of carbon emissions from per cubic meter of wood dried compared with the traditional drying model that burns coal.

In addition, Caravelle’s CO-Tech model might decrease the likelihood of acid rain by collecting wood vinegar from the wood desiccation process. Wood vinegar, also known as pyroligneous acid or wood acid, is a reddish-brown liquid that might be obtained during the wood desiccation process. In many instances, due to the lack of a proper capturing mechanism during the traditional wood drying process, wood vinegar directly evaporates and is discharged into the air. Such discharge of wood vinegar increases acid gas in the air and the likelihood of acid rain. In contrast, the CO-Tech model is designed to use an airtight solution to prevent the discharge of acid gas and collect wood vinegar, and might decrease the likelihood of acid rain. Wood vinegar can also help regenerate saline-alkaline soil, further achieving the environmental and economic goals. The wood vinegar collected from each cubic meter of wood dried can improve about 700 square meters of saline-alkali wasteland. Therefore, the collection and utilization of wood vinegar are expected not only to reduce the ecological pollution caused by acid waste in the process of wood drying, but also to promote the improvement of saline-alkali land.

On top of the beneficial environmental impact, wood vinegar may be used for many purposes with market potential. According to research by Allied Market Research, the global wood vinegar market was valued at $4.5 million in 2019, and projected to reach $6.4 million by 2027, growing at a CAGR of 7%.

The new industry formed by the integration of the three industries is fully in line with the international trend towards environmental protection, energy conservation, low emissions, and sustainable development.

Insurance

Shipowners, not Caravelle, carry insurance covering risks related to vessel operations, such as mechanical and structural failure, hull damage and collision. Shippers are responsible for insurance covering cargo loss or damage. Caravelle purchases Charterer Liabilities insurance and FD&D insurance.

Legal Proceeding

Although Caravelle is not currently involved in any legal proceeding, it may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business, and such litigation and claims could have a material effect on Caravelle’s business, financial position, results of operations, cash flows or liquidity. From time to time, Caravelle may face claims that fall outside the scope of its insurance coverage. In respect of such claims, it purchases FD&D insurance, which is discretionary coverage for the costs of defending or prosecuting such claims (for example, claims of a purely contractual nature, or collection of freight and demurrage). Those claims, even if covered by insurance and/or lacking merit, could result in the expenditure of significant financial and managerial resources.

C. Organizational structure

Corporate Structure of Caravelle

The following diagram depicts Caravelle’s organizational structure prior to the consummation of the Business Combination. Unless otherwise indicated, equity interests depicted in this diagram are held at 100%.

Upon consummation of the Business Combination, Caravelle Group became a wholly owned subsidiary of Caravelle. Caravelle was incorporated on February 28, 2022 under the laws of the Cayman Islands for the purpose of effecting the Business Combination and to serve as the publicly traded holding company for Caravelle Group.

D. Property, Plants and Equipment

Caravelle leases the properties for its principal executive office, which is located on 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372. We believe that our existing facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Report.

A. Operating Results

Overview

Caravelle International Group (“Caravelle” or the “Company”) and its subsidiaries is an international operator of ocean transportation service. It is engaged in the seaborne transportation service under voyage contracts as well as vessels service for and on behalf of ship owners. Caravelle’s Ocean Transportation business is conducted through its subsidiaries – Topsheen Shipping Singapore Pte. Ltd. and Topsheen Bulk Singapore Pte. Ltd.

Caravelle is engaged in the seaborne transportation service under voyage contracts as well as vessel services for vessels for and on behalf of ship owners. For the years ended October 31, 2022, 2021 and 2020, Caravelle’s revenues were approximately $185.3 million, $122.0 million and $78.4 million, respectively. For the years ended October 31, 2022, 2021 and 2020, we had net income of approximately $23.6 million, $10.3 million and net loss of approximately $5.8 million, respectively.

Reverse Recapitalization

On April 5, 2022, Pacifico entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022 (the “Merger Agreement”), by and among Caravelle, Merger Sub 1, Merger Sub 2, and Caravelle Group.

On December 16, 2022, the Business Combination was completed and Caravelle became a publicly traded holding company listed on the Nasdaq Capital Market and Caravelle Group became a wholly owned subsidiary of Caravelle. The Business Combination was completed through a two-step process as follows:

(Step 1) Merger Sub 1 merged with and into Caravelle Group (the “Initial Merger”), and Caravelle Group was the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of Caravelle, and

(Step 2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 merged with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico was the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of Caravelle.

As a result of the Business Combination, among other things, (i) all outstanding ordinary shares of Caravelle Group were cancelled in exchange for 50,000,000 ordinary shares of Caravelle, (ii) each outstanding Pacifico Unit was automatically detached, (iii) each unredeemed outstanding share of Pacifico Common Stock was cancelled in exchange for the right to receive one (1) Ordinary Share of Caravelle, (iv) every ten (10) outstanding Pacifico Rights were contributed in exchange for one (1) Ordinary Share of Caravelle, and were cancelled and cease to exist, and (v) each Pacifico UPO was cancelled in exchange for one (1) UPO of Caravelle.

Caravelle was determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the Business Combination. Pacifico is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, Caravelle’s shareholders have a majority of the voting power of the combined company, Caravelle comprised all of the ongoing operations of the combined entity, Caravelle comprised a majority of the governing body of the combined company, and Caravelle’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Caravelle for the net assets of Pacifico, accompanied by a recapitalization. Caravelle is determined as the predecessor, and the historical financial statements of Caravelle Group became Caravelle’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the Business Combination were those of the Caravelle Group.

Reorganization

For the purpose of listing on the NASDAQ Capital market, a reorganization of Caravelle’s legal structure was completed on October 8, 2021. The reorganization involved the incorporation of Caravelle’s wholly-owned subsidiary — SGEX Group Co., Ltd (“SGEX”) and SGEX’s wholly-owned subsidiary — Singapore Garden Technology Pte. Ltd. (“Garden Technology”); and the transfer of all the shareholders’ equity interest in Topsheen Shipping Group Corporation (“Topsheen Samoa”) to SGEX on October 8, 2021.

Since Caravelle’s businesses are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of Caravelle and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

Key Factors that Affect Operating Results

Caravelle primarily derives freight revenue from voyage contracts and provide vessel service. Caravelle intends to continually enhance its freight services and acquire new customers by increasing its market penetration with deeper market coverage and a broader geographical reach. Caravelle’s ability to maintain and expand its customer base affects Caravelle’s operating results.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. Caravelle is exposed to the market risks described below.

Foreign Exchange Rate Risk

Caravelle generates all of its revenues in U.S. dollars, but currently incur some of its costs and Caravelle’s operating expenses (around 4%, 4% and 9% for the years ended October 31, 2022, 2021 and 2020 respectively) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to Caravelle of paying such expenses. The portion of Caravelle’s expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, Caravelle does not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, Caravelle is not engaged in derivative instruments to hedge part of those expenses.

Interest Rate Risk

On April 9, 2020, Caravelle signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,533,319 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. Caravelle is required to pay interest for the first twelve months and repay monthly instalments comprising principal and interest thereafter. As of October 31, 2022 and 2021, the balances were $2,330,334 and $3,352,464, respectively. Caravelle is exposed to market risks associated with changes in interest rates relating to our loan facility if Caravelle needs to renew the loan in the future.

Inflation risk.

Caravelle’s operations expose it to the effects of inflation. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and Caravelle in particular may not be able to offset such costs sufficiently, in which case Caravelle’s cash flows and results would be negatively impacted.

Impact of COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. As a result of the pandemic of COVID-19 in Asia countries, the United States and the world, our operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments’ business, travel and other restrictions. The COVID-19 virus has led many ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures may continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. The duration and severity of this global health emergency and related disruptions remain uncertain. Moreover, because our vessels travel to ports in countries in which cases of COVID-19 have been reported, we face risks to personnel and operations. Such risks include delays in the loading and discharging of cargo on or from our vessels, difficulties in carrying out crew changes, off time due to quarantine regulations, delays and expenses in finding substitute crew members if any of our vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions. In fiscal year 2020, the COVID-19 pandemic had a material net impact on our financial positions and operating results. We incurred a gross loss in fiscal year 2020 due to low ocean freight price and shorter voyage days under the impact of COVID-19. The quarantines and travel restriction also caused congestions in ports, which caused higher port fees and longer idle time. The COVID-19 pandemic did not have a material net impact on our financial positions and operating results for the years ended October 31, 2022 and 2021.

Results of Operations

For the years ended October 31, 2022, 2021 and 2020

The following table summarizes the results of Caravelle’s operations for the years ended October 31, 2022, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Years Ended
	October 31,			%
	2022	2021	Change	Change
REVENUE:
Ocean freight revenue	$178,126,765	$110,113,752	$68,013,013	61.8%
Vessel service revenue	7,222,865	11,847,305	(4,624,440)	(39.0)%
Total revenue	185,349,630	121,961,057	63,388,573	52.0%
COST OF REVENUE:
Cost of revenues	158,502,351	109,008,853	49,493,498	45.4%
GROSS PROFIT	26,847,279	12,952,204	13,895,075	107.3%

OPERATING EXPENSES:
Selling Expense	16,342	27,452	(11,110)	(40.5)%
General and administrative expenses	3,250,019	2,443,537	806,482	33.0%
Total operating expenses	3,266,361	2,470,989	795,372	32.2%
INCOME FROM OPERATIONS	23,580,918	10,481,215	13,099,703	125.0%

OTHER INCOME (EXPENSE), NET
Interest income	18	5	13	260.0%
Interest expense	(101,877)	(122,392)	20,515	(16.8)%
Other income (expense), net	129,098	(100,093)	229,191	(229.0)%
INCOME BEFORE INCOME TAXES	23,608,157	10,258,735	13,349,422	130.1%

PROVISION FOR INCOME TAXES	11,243	2,113	9,130	432.1%
NET INCOME	$23,596,914	$10,256,622	$13,340,292	130.1%
Less: Net income attributable to non-controlling interests	11,364,098	4,946,114	6,417,984	129.8%
NET INCOME ATTRIBUTABLE TO THE COMPANY	12,232,816	5,310,508	6,922,308	130.4%

Year ended October 31, 2022 compared to year ended October 31, 2021

Revenues

For the year ended October 31, 2022, Caravelle’s total revenue was approximately $185.3 million as compared to approximately $122.0 million for the year ended October 31, 2021. Revenue increased by approximately $63.4 million, or 52.0%. The overall increase in revenue was primarily attributable to increased ocean freight price during the year ended October 31, 2022.

Revenue from ocean freight increased by approximately $68.0 million or 61.8% from approximately $110.1 million in the year ended October 31, 2021 to approximately $178.1 million in the year ended October 31, 2022. The increase was contributed by higher prices charged in the year ended October 31, 2022. Freight shipping rates rose in 2021, and continued to climb in 2022, especially for international shipping prices. International shipping prices are being driven by a commodity boom, high demand for shipping and congestions at ports as parts of the world economy recover from the pandemic. The number of total voyage days was 3,457 days for the year ended October 31, 2022, a decrease of 825 days from 4,282 days for the year ended October 31, 2021. Average charge per day was approximately $51,526 per day for the year ended October 31, 2022, an increase of approximately $25,811 from $25,715 per day for the year ended October 31, 2021.

Revenue from vessel service decreased by approximately $4.6 million or 39.0% from approximately $11.8 million in the year ended October 31, 2021 to approximately $7.2 million in the year ended October 31, 2022. Due to sharp increases in freight prices during 2022, the Company mainly engaged in ocean freight and reduced its provision of vessel services during the year. The number of total voyage days was 971 days for the year ended October 31, 2022, a decrease of 174 days from 1,145 days for the year ended October 31, 2021. Average charge per day was $7,435 per day for the year ended October 31, 2022, a decrease of $2,909 from $10,344 per day for the year ended October 31, 2021.

Cost of Revenues

Caravelle’s cost of revenues mainly consist of ocean freight expense related to revenue contracts such as ship lease, oil, port fee and others. As a result of high demand of international freight, Caravelle’s cost amounted to approximately $158.5 million for the year ended October 31, 2022, representing an increase of approximately $49.5 million or 45.4% compared to approximately $109.0 million for the year ended October 31, 2021. Ship lease expense was approximately $92.1 million for the year ended October 31, 2022, representing an increase of approximately $36.5 million compared to approximately $55.6 million for the year ended October 31, 2021. Oil expense was approximately $34.8 million for the year ended October 31, 2022, representing an increase of approximately $8.3 million compared to approximately $26.5 million for the year ended October 31, 2021. Port fee was approximately $29.0 million for the year ended October 31, 2022, representing an increase of approximately $5.2 million compared to approximately $23.8 million for the year ended October 31, 2021.

Gross profit

	For the Years Ended October 31,
	2022		2021
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Total gross profit	$26,847,279	14.5%	$12,952,204	10.6%

Caravelle’s gross profit amounted to approximately $26.8 million for the year ended October 31, 2022, compared to a gross profit of approximately $13.0 million for the year ended October 31, 2021. Gross margin as a percent of overall revenue for the year ended October 31, 2022 and 2021 was 14.5% and 10.6%, respectively. The increase in gross margin was primarily due to the increase of ocean freight prices outpacing the increase to expenses in the current year.

Operating Expenses

	For the Years Ended
	October 31,			%
	2022	2021	Change	Change
OPERATING EXPENSES:
Selling	$16,342	$27,452	$(11,110)	(40.5)%
General and administrative	3,250,019	2,443,537	806,482	33.0%
Total operating expenses	$3,266,361	$2,470,989	$795,372	32.2%

Caravelle’s operating expenses consist of selling expense and general and administrative expense. Operating expenses increased by approximately $0.8 million, or 32.2%, from approximately $2.5 million for the year ended October 31, 2021 to approximately $3.3 million for the year ended October 31, 2022. The increase in Caravelle’s operating expenses was primarily due to an increase of approximately $0.8 million in general and administrative expense offset by a decrease of approximately $0.1 million in selling expense.

Selling expenses primarily consisted of salary and compensation relating to Caravelle’s sales personnel. Sales expenses amounted to $16,342 for the year ended October 31, 2022, which was attributable to Caravelle’s newly incorporated subsidiary Singapore Garden Technology Pte. Ltd.

General and administrative expenses primarily consisted of salary and compensation expenses relating to Caravelle’s accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.8 million or 33.0% from approximately $2.4 million in the year ended October 31, 2021 to approximately $3.3 million in the year ended October 31, 2022 mainly due to increased salary expense and legal and other professional services fees related to Caravelle’s plans to pursue the Business Combination.

Other Income (expenses), net

Other income (expense), net primarily consists of interest expense and others. Other income (expense), net was $27,239 in the year ended October 31, 2022, representing an increase of $249,719, as compared to approximately $222,000 in the year ended October 31, 2021 due to the following reasons: (1) interest expense decreased by $20,515 to $101,877 in the year ended October 31, 2022 from approximately $122,392 in the year ended October 31, 2021 and (2) other income, net was $129,098 in the year ended October 31, 2022, compared to other expense, net of $100,093 in the year ended October 31, 2021 as a result of higher exchange gain in the current year.

Provision for Income Taxes

Caravelle’s provision for income taxes was $11,243 and $2,113 for the years ended October 31, 2022 and 2021, respectively. Topsheen Shipping is eligible and participates under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity in Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval.

Net Income

As a result of the foregoing, net income amounted to approximately $23.6 million for the year ended October 31, 2022, compared to a net income of approximately $10.3 million for the year ended October 31, 2021.

Year ended October 31, 2021 compared to year ended October 31, 2020

	For the Years Ended
	October 31,			%
	2021	2020	Change	Change
REVENUE:
Ocean freight revenue	110,113,752	77,301,897	32,811,855	42.4%
Vessel service revenue	11,847,305	1,049,551	10,797,754	1,028.8%
Total revenue	$121,961,057	78,351,448	43,609,609	55.7%
COST OF REVENUE:
Cost of revenues	109,008,853	82,290,135	26,718,718	32.5%
GROSS PROFIT (LOSS)	12,952,204	(3,938,687)	16,890,891	(428.8)%

OPERATING EXPENSES:
Selling Expense	27,452	-	27,452	100%
General and administrative expenses	2,443,537	1,792,779	650,758	36.3%
Total operating expenses	2,470,989	1,792,779	678,210	37.8%
INCOME (LOSS) FROM OPERATIONS	10,481,215	(5,731,466)	16,212,681	(282.9)%

OTHER INCOME (EXPENSE):
Interest income	5	7,607	(7,602)	(99.9)%
Interest expense	(122,392)	(60,256)	(62,136)	103.1%
Other (expense)income, net	(100,093)	25,486	(125,579)	(492.7)%
INCOME (LOSS) BEFORE INCOME TAXES	10,258,735	(5,758,629)	16,017,364	(278.1)%

PROVISION FOR INCOME TAXES	2,113	2,357	(244)	(10.4)%
NET INCOME (LOSS)	10,256,622	(5,760,986)	16,017,608	(278.0)%
Less: Net income (loss) attributable to non-controlling interests	4,946,114	(2,592,023)	7,538,137	(290.8)%
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	5,310,508	(3,168,963)	8,479,471	(267.6)%

Revenues

For the year ended October 31, 2021, Caravelle’s total revenue was approximately $122.0 million as compared to approximately $78.4 million for the year ended October 31, 2020. Revenue increased by approximately $43.6 million, or 55.7%. The overall increase in revenue was primarily attributable to increased ocean freight prices and more voyage days completed during the year ended October 31, 2021.

Revenue from ocean freight increased by approximately $32.8 million or 42.4% from approximately $77.3 million in the year ended October 31, 2020 to approximately $110.1 million in the year ended October 31, 2021. The increase was contributed by an increase of total voyage days and higher price charged in the year ended October 31, 2021. Freight shipping rates rose in second half 2020, and continue to climb in 2021, especially for international shipping prices. International shipping prices are being driven by a commodity boom, high demand for shipping and congestion at ports as parts of the world economy recover from the pandemic. The number of total voyage days was 4,282 days for the year ended October 31, 2021, an increase of 664 days from 3,618 days for the year ended October 31, 2020. Average charge per day was approximately $25,715 per day for the year ended October 31, 2021, an increase of $4,352 from $21,364 per day for the year ended October 31, 2020.

Revenue from vessel service increased by approximately $10.8 million or 1,028.8% from approximately $1.0 million in the year ended October 31, 2020 to approximately $11.8 million in the year ended October 31, 2021. The number of total voyage days was 1,145 days for the year ended October 31, 2021, an increase of 562 days from 583 days for the year ended October 31, 2020. Average charge per day was $10,344 per day for the year ended October 31, 2021, increased by $8,544 from $1,799 per day for the year ended October 31, 2020.

Cost of Revenues

Caravelle’s cost of revenues mainly consists of ocean freight expense related to revenue contracts such as ship lease, oil, port fee and others. As a result of high demand of international freight and more voyage days, our cost amounted to approximately $109.0 million for the year ended October 31, 2021, representing an increase of approximately $26.7 million or 32.5% compared to approximately $82.3 million for the year ended October 31, 2020. Ship lease expense was approximately $55.6 million for the year ended October 31, 2021, representing an increase of approximately $23.1 million compared to approximately $32.4 million for the year ended October 31, 2020. Oil expense was approximately $26.5 million for the year ended October 31, 2021, representing an increase of approximately $5.7 million compared to approximately $20.8 million for the year ended October 31, 2020. Port fee was approximately $23.8 million for the year ended October 31, 2021, representing a decrease of approximately $0.7 million compared to approximately $24.5 million for the year ended October 31, 2020 due to we actively avoided congestions in current year.

Gross profit

	For the Years Ended October 31,
	2021		2020
GROSS PROFIT (LOSS)	Gross Profit	Gross Margin	Gross Loss	Gross Margin
Total gross profit (loss)	$12,952,204	10.6%	$(3,938,687)	(5.0)%

Caravelle’s gross profit amounted to approximately $13.0 million for the year ended October 31, 2021, compared to a gross loss of approximately $3.9 million for the year ended October 31, 2020. Gross margin as a percent of overall revenue for the year ended October 31, 2021 and 2020 was 10.6% and negative 5.0%, respectively. We incurred a gross loss in fiscal year 2020 mainly due to low ocean freight price and fewer voyage days due to the impact of COVID-19. The quarantines and travel restriction also caused congestion in ports, which caused higher port fees and increased idle time. The increase in gross margin was primarily due to increases in ocean freight prices outpacing cost increases for the year.

Operating Expenses

	For the Years Ended
	October 31,			%
	2021	2020	Change	Change
OPERATING EXPENSES:
Selling	$27,452	$-	$27,452	100%
General and administrative	2,443,537	1,792,779	650,758	36.3%
Total operating expenses	$2,470,989	$1,792,779	$678,210	37.8%

Caravelle’s operating expenses consist of selling expense and general and administrative expense. Operating expenses increased by approximately $0.7 million, or 37.8%, from approximately $1.8 million for the year ended October 31, 2020 to approximately $2.5 million for the year ended October 31, 2021. The increase in Caravelle’s operating expenses was primarily due to approximately $0.7 million increase in general and administrative.

Selling expense primarily consisted of salary and compensation relating to our sales personnel. Sales expense amounted to $27,452 for the year ended October 31, 2021, which was attributed to our newly incorporated subsidiary Singapore Garden Technology Pte. Ltd.

General and administrative primarily consisted of salary and compensation expenses relating to our accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.7 million or 36.3% from approximately $1.8 million in the year ended October 31, 2020 to approximately $2.4 million in the year ended October 31, 2021 mainly due to increased salary expense and legal and other professional services fees related to our plan to participate in a merger and raise capital.

Other Expenses, net

Other expenses, net primarily consist of interest expense and others. Other expense, net was approximately $222,000 in the year ended October 31, 2021, representing an increase of approximately $195,000, or approximately 719.1%, as compared to approximately $27,000 in the year ended October 31, 2020 due to the following reasons: (1) interest income decreased by $7,602 in the year ended October 31, 2021; (2) interest expense increased by approximately $62,000 to approximately $122,000 in the year ended October 31, 2021 from approximately $60,000 in the year ended October 31, 2020 as a result of higher average loan balance; and (3) other expense, net was $100,093 in the year ended October 31, 2021, compared to other income, net of $25,486 in the year ended October 31, 2020 as a result of higher exchange loss and less government grants received in the year.

Provision for Income Taxes

Caravelle’s provision for income taxes was $2,113 and $2,357 for the years ended October 31, 2021 and 2020, respectively. Topsheen Shipping is eligible and participates under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity in Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval.

Net Income (loss)

As a result of the foregoing, net income amounted to approximately $10.3 million for the year ended October 31, 2021, compared to a net loss of approximately $5.8 million for the year ended October 31, 2020.

B. Liquidity and Capital Resources

Substantially all of our operations are conducted in Singapore and all of our revenue, expenses, and cash are denominated in USD. As of October 31, 2022 and 2021, cash and cash equivalent of approximately $21.6 million and $10.4 million, respectively, were fully held by Caravelle and its subsidiaries in Singapore.

Caravelle is a holding company with no material operations of its own. Caravelle conducts its operations primarily through its subsidiaries in Singapore. As a result, Caravelle’s ability to pay dividends depends upon dividends paid by its subsidiaries. Caravelle’s subsidiaries in Singapore are permitted to pay dividends to Caravelle only out of its retained earnings, if any, as determined in accordance with Singapore accounting standards and regulations. Caravelle would need to accrue and pay withholding taxes if Caravelle were to distribute funds from its subsidiaries in Singapore to Caravelle.

In assessing Caravelle’s liquidity, Caravelle monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of October 31, 2022 and 2021, Caravelle had cash and cash equivalent of approximately $21.6 million and $10.4 million, respectively. As of October 31, 2022, Caravelle’s current assets were approximately $33.4 million, and its current liabilities were approximately $23.2 million, which resulted in a working capital of approximately $10.2 million. Caravelle’s operating cash inflows amounted to approximately $33.1 million, $0.6 million and $1.1 million for the years ended October 31, 2022, 2021 and 2020. Caravelle has historically funded its working capital needs primarily from operations, bank loans, advance payments from customers and contributions by shareholders. Caravelle’s working capital requirements are affected by the efficiency of its operations, the numerical volume and dollar value of its revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In addition, Caravelle expects to acquire 8 vessels by the end of 2025. Caravelle tends to purchase older vessels as a more reasonable option, since the lower fuel efficiency of the older vessel can be more effectively improved by CO-Tech’s modifications. Caravelle is typically only obligated to pay around 20% of the total purchase price as down payment to obtain ownership of ships, with the later installments paid over several years in a negotiable schedule analogous to real estate mortgage payment schedules. Caravelle believes that a reasonable total purchase price for an older vessel unit required for CO-Tech business line is around $5 million — $10 million per vessel. On May 20, 2022, Caravelle entered into a vessel purchase agreement with a related party — Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation with the total purchase price of approximately $0.5 million. The testing vessel was delivered to the Company on June 6, 2022. At the date of this filing, Caravelle has not entered into any other vessel purchase contracts. On April 20, 2022, Caravelle entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party. Pursuant to the contract, Caravelle shall purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million). On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer to the delivery schedule of the first set of Systems to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion. Caravelle may raise additional capital to fund its Co-Tech business related capital expenditures, operating expenses and working capital and other requirements, including, among others, obtaining equity capital, new debt, or any combination of these or other potential sources of capital. Caravelle may not be able to raise capital when needed on terms that are favorable to it or its stockholders or at all. Any inability to raise necessary capital may impair its ability to develop Co-Tech business.

Caravelle’s management believes that current levels of cash and cash flows from operations will be sufficient to meet Caravelle’s anticipated cash needs for at least the next 12 months from the date of the issuance of this Report.

The following summarizes the key components of Caravelle’s cash flows for the years ended October 31, 2022, 2021 and 2020.

	For the Years Ended October 31, 2022	For the Years Ended October 31, 2021	For the Years Ended October 31, 2020
Net cash provided by operating activities	$33,132,430	$632,490	$1,104,431
Net cash provided by (used in) investing activities	-	300,000	(301,563)
Net cash (used in) provided by financing activities	(21,914,535)	1,306,065	4,887,409
Net increase in cash	$11,217,895	2,238,555	5,690,277

Operating Activities

Net cash provided by operating activities was approximately $33.1 million for the year ended October 31, 2022, as compared to approximately $0.6 million net cash provided by operating activities for the year ended October 31, 2021. Cash provided by operating activities for the year ended October 31, 2022 mainly consisted of net income of approximately $23.6 million, a decrease of approximately $3.9 million in accounts receivable, a decrease of approximately $0.4 million in prepayments and other assets, an increase of approximately $3.9 million in advance from customers, and an increase of approximately $2.0 million in accrued expenses and other liabilities.

Net cash provided by operating activities was approximately $0.6 million for the year ended October 31, 2021, as compared to approximately $1.1 million net cash provided by operating activities for the year ended October 31, 2020. Cash provided by operating activities for the year ended October 31, 2021 mainly consisted of net income of approximately $10.3 million, an increase of approximately $0.4 million in advance from customers, an increase of approximately $5.4 million in accounts receivable due to increased revenue for the year ended October 31, 2021, an increase of approximately $3.7 million in prepayment and other assets, and decrease of approximately $1.2 million in accrued expenses and other liabilities.

Net cash provided by operating activities was approximately $1.1 million for the year ended October 31, 2020. Net cash provided by operating activities for the year ended October 31, 2020 mainly consisted of net loss of approximately $5.8 million, offset by an increase of approximately $4.6 million in advance from customers due to more customer orders received, an increase of approximately $2.6 million in accrued expense and other liabilities.

Investing Activities

Net cash used in investing activities for the year ended October 31, 2020 was $301,563, mainly investment in a certificate of deposit of $300,000. Cash provided by investing activities for the year ended October 31, 2021 was $300,000, caused by reclassification of the certificate of deposit to cash equivalent due to maturity date less than three months.

Financing Activities

Net cash used in financing activities was approximately $21.9 million for the year ended October 31, 2022, mainly consisted of loan proceeds from related parties of approximately $2.5 million, repayment to related parties’ loans of approximately $6.5 million, dividends to shareholders of approximately $17.0 million, and repayment of long-term bank loan of approximately $1.0 million.

Net cash provided by financing activities was approximately $1.3 million for the year ended October 31, 2021, mainly consisted of loan proceeds from related parties approximately $1.4 million, capital contribution of $0.1 million and repayment of long-term bank loan of approximately $0.2 million. Net cash provided by financing activities for the year ended October 31, 2020 was approximately $4.9 million, including proceeds from bank loans of approximately $4.4 million and net proceeds from related parties’ loans of approximately $0.5 million.

Capital Expenditures

Caravelle made capital expenditures of $nil, $nil and $1,563, respectively, for the years ended October 31, 2022, 2021 and 2020, respectively. Caravelle’s capital expenditures were mainly used for purchases of equipment.

Contractual Obligations

Caravelle had outstanding bank loans of approximately $3,247,257 as of October 31, 2022. Caravelle has also entered into non-cancellable operating lease agreements to rent office spaces. The lease agreements will expire on September 30, 2023.

The following table sets forth Caravelle’s contractual obligations and commercial commitments as of October 31, 2022:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$181,260	$84,800	$96,460	$-	$-
Bank loan	3,247,257	880,631	1,449,703	-	916,923
Total	$3,428,517	$965,431	$1,546,163	$-	$916,923

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended October 31, 2022 and 2021 that have or that in the opinion of management are likely to have, a current or future material effect on Caravelle’s financial condition or results of operations.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as described elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this report.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include revenue recognition. We believe the following accounting estimates involve the most significant judgments used in the preparation of our unaudited condensed consolidated financial statements.

Accounting estimates used in revenue recognition

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for ocean freight payment of an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancelable provisions. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. For the voyage contracts, the customer simultaneously receives and consumes the benefits provided by the Group performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If the Group was unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from port of loading to when the charterer's cargo is discharged based on the relative transit time completed in each reporting period. For the unfinished voyages, the related revenue is recognized base on the estimated transit time-based portion completed of each voyage at the reporting date. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expense and other ocean transportation operating costs are charged to operating costs as incurred.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

On August 28, 2023, the Board of Directors of Caravelle terminated Xiaohui Wang as Caravelle’s Chief Financial Officer and appointed Dr. Guohua Zhang, who serves as Caravelle’s Chief Executive Officer, as its interim Chief Financial Officer effective immediately.

Caravelle’s directors and executive officers are currently as follows:

Name	Age	Position
Guohua Zhang	47	Chief Executive Officer, Interim Chief Financial Officer and Director
Dong Zhang	51	Chief Shipping Officer and Director
Sai Wang	39	Chief Strategic Officer
Edward Cong Wang	38	Independent Director
Xiangjin Cao	43	Independent Director
Alon Rozen	54	Independent Director

Guohua Zhang. Dr. Zhang has been serving as Caravelle’s director since May 2022 and is currently acting as its principal executive officer, principal financial officer, and principal accounting officer. Dr. Zhang was appointed the Chief Executive Officer of Caravelle at the Closing of the Business Combination and was appointed as its interim Chief Financial Officer on August 28, 2023. Dr. Zhang is the founder of Caravelle and has been Caravelle’s Chief Executive Officer, director, and chairman of the board since April 2021. Dr. Zhang has approximately 20 years of experience in the timber industry and the stevedoring process in the international shipping industry. In addition to the business operations, he designed the CO-Tech model for onboard wood desiccation process and invented 14 related patents. Prior to founding Caravelle, Dr. Zhang worked as Chief Executive Officer for Honest Timber Gabon Co., Ltd. from 2003 to 2013. From 2013 to 2016, he worked for Long Sheng Group. Dr. Zhang received his doctorate in business administration from Université PSL. Caravelle believes that Dr. Zhang’s qualifications to sit on the board include his deep understanding of Caravelle’s business model, technical background in the operations, the wide industrial connection and strong leadership as an executive and director. Dr. Zhang resides in Gabon and is fluent in French.

Dong Zhang.    Mr. Zhang has been serving as Caravelle’s director since May 2022. Mr. Zhang was appointed the Chief Shipping Officer of Caravelle at the Closing of the Business Combination. Mr. Zhang joined the Jiangsu office of Yongtongwei (China) in 1991 and was later promoted to the chief representative of the office. Mr. Wang joined the Nanjing subdivision of China Beifang Logistics Limited and served as its general manager until 2004. From 2005, he founded Nanjing Deyun International Logistics Limited and a number of affiliated companies. He has been serving as the Chair of the Board of Topsheen Shipping Group Limited since 2009. Mr. Zhang is a veteran in the industry of trade import and export, as well as in managing and operating an international fleet. Mr. Zhang graduated from Jiangsu Vocational College of International Trade and Business. Caravelle believes that Mr. Zhang is qualified to serve as a director and Chief Shipping Officer of Caravelle with his rich experience in the international shipping industry and the resources of fleet operations. Mr. Dong Zhang resides in Singapore.

Sai Wang.    Mr. Wang is Caravelle’s Chief Strategic Officer. He joined Caravelle in 2021. From 2005 to 2007, Mr. Wang worked at Kotler Marketing Group in Shanghai. In 2007, Mr. Wang co-founded Brighten Consulting, which later merged with Cinsos Consulting. In 2010, Mr. Wang rejoined Kotler Marketing Group and became a managing partner. While at Kotler, he provided consulting service for over seventy companies, including Haier Group, ByteDance, AVIC International, Baosteel, China Merchants Group, and Meituan. Mr. Wang graduated from Wuhan University and Université Paris Dauphine and furthered his studies at HEC Paris and Harvard Business School. He holds a doctorate in business administration. In addition to his management position, he teaches at several foreign business schools and has co-authored a few popular business books. Mr. Sai Wang resides in Gabon and is fluent in French.

Edward Cong Wang.    Mr. Wang has been Caravelle’s director since February 2022. Mr. Wang has also been Pacifico’s Chairman, President and Chief Executive Officer since Pacifico’s inception. Mr. Wang has served as the managing partner at The Balloch (Holding) Group since March 2020. Before that, he was a partner at Prestige Financial Holdings Group Limited from August 2018 to September 2019. Mr. Wang also served as a partner at Shenzhen Bode Chuangfu Investment Management Co. Ltd., from January 2017 to July 2018. Mr. Wang served as the chief executive officer of ZS Fur & Leather Fashion Co., a family-owned business, from July 2014 to December 2016. Prior to ZS Fur, he worked at Merrill Lynch, Pierce, Fenner & Smith Incorporated as a vice president from July 2011 to June 2014. Mr. Wang received a bachelor’s degree from Stony Brook University in 2006 and graduated with a master’s degree of Statistics from Columbia University in 2010. Caravelle believes Mr. Wang is qualified to serve on Caravelle Board because of his extensive financial, management, and transaction experience, as well as his contacts and relationships. Mr. Edward Wang is a U.S. resident. The address of Edward Cong Wang is c/o Pacifico Capital LLC, 521 Fifth Avenue 17th Floor, New York, NY 10175.

Xiangjin Cao.    Ms. Cao agreed to join Caravelle as an independent director upon the consummation of the Business Combination. Since February 2020, Ms. Cao has served as the executive deputy director of Swiss-Sino Innovation Center in Switzerland. Ms. Cao has been the CEO and co-founder of Intellsol Energy Solutions since 2021, a Swiss green energy firm providing solutions for green energy transformation, valuation, consulting. Since January 2020, she has served on the advisory boards of Prestige Media Group and XLife Science AG. Previously, from 2017 to 2021 and from 2013 to 2017, she was Managing Director at Le Mirador Health & Wellness Centre SA and Swiss Health Alliance SA, respectively, which are both health and wellness company providing health and para-medical treatments in Switzerland. From 2008 to 2020, Ms. Cao was the founder and general manager of Moma China SA, an organization that facilitated commercial and cultural communication between China and Switzerland. Ms. Cao received an EMBA from IMD Lausanne in 2021, and a DESS in urban planning & sustainability development in 2007 and an HEC in economics from University of Lausanne in 2003. Caravelle believes that Ms. Cao is qualified to serve as an independent director of Caravelle as Ms. Cao can bring her wealth of knowledge experience in green technology and sustainability and will be a key advisor in Caravelle’s emerging CO-Tech business line. Ms. Cao resides in Switzerland.

Alon Rozen.    Mr. Rozen agreed to join Caravelle as an independent director upon the consummation of the Business Combination. Mr. Rozen has been the Dean, CEO and Professor of Innovation and Management at École des Ponts Business School in Paris, as well as full professor at Ecole des Ponts ParisTech since 2017. He has served as the President and CEO of MIB Développement SA since 2014, the business entity that runs the École des Ponts Business School. He also serves as a director of the French B Lab, part of the B Corp Global network and as an independent board member of Engie Rassembleurs d’énergie, a Corporate Social Venture Capital fund. He teaches MBA and graduate management classes as a visiting professor in a number of universities in Europe. He has also been providing business consulting and training services through Circular-by-Design SARL, a French-based limited liability company since February 2022 and through MMarketing, Montesquieu Marketing, and Marketing Buro before February 2022. He co-founded real estate consulting and development company In-Line Development Services. Mr. Rozen received his BSc in economics with honors from University of Paris I - La Sorbonne in 1995 and his MBA from Ecole des Ponts Business School in 1997. Caravelle believes that Mr. Rozen is qualified to serve as an independent director of Caravelle as Mr. Rozen can bring decades of experience in international business and advise on Caravelle’s international business. Mr. Rozen is fluent in five languages and resides in Paris, France. The address of Alon Rozen is 6 place du Colonel Bourgoin 75012 Paris – France.

The address of our remaining directors and executive officers is 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372.

Family Relationship

There are no family relations among any of our officers or directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Committees of the Board of Directors

Caravelle has three Board committees: the audit committee, the nominating committee and the compensation committee. The composition of each committee is described below:

●	Audit Committee: Alon Rozen (Chairperson), Xiangjin Cao, and Edward Cong Wang;

●	Nominating Committee: Xiangjin Cao (Chairperson); and

●	Compensation Committee: Alon Rozen (Chairperson), and Xiangjin Cao.

The members of each committee are all “independent” under Nasdaq’s listing standards. Alon Rozen is also a “financial expert” under the listing requirements of Nasdaq.

The audit committee, which is established in accordance with Section 3(a)(58)(A) of the Exchange Act, engages Caravelle’s independent accountants, reviewing their independence and performance; reviews Caravelle’s accounting and financial reporting processes and the integrity of its financial statements; the audits of Caravelle’s financial statements and the appointment, compensation, qualifications, independence and performance of our independent auditors; Caravelle’s compliance with legal and regulatory requirements; and the performance of Caravelle’s internal audit function and internal control over financial reporting.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on Caravelle Board. Specifically, the nominating committee makes recommendations to Caravelle Board regarding the size and composition of Caravelle Board, establishes procedures for the director nomination process and screens and recommends candidates for election to Caravelle Board. On an annual basis, the nominating committee recommends for approval by Caravelle Board certain desired qualifications and characteristics for board membership. Additionally, the nominating committee establishes and administers a periodic assessment procedure relating to the performance of the Caravelle Board as a whole and its individual members. The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on Caravelle Board. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

The compensation committee reviews annually our corporate goals and objectives relevant to the officers’ compensation, evaluates the officers’ performance in light of such goals and objectives, determines and approves the officers’ compensation level based on this evaluation; makes recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans, makes recommendations to the Caravelle Board with respect to non-CEO and non-CFO compensation and administers Caravelle’s incentive-compensation plans and equity-based plans. The compensation committee has the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion. Caravelle’s Chief Executive Officer of may not be present during voting or deliberations of the compensation committee with respect to his compensation. Caravelle’s executive officers do not play a role in suggesting their own salaries. Neither Caravelle nor the compensation committee has engaged any compensation consultant who has a role in determining or recommending the amount or form of executive or director compensation.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this Report, pursuant to Nasdaq’s Board Diversity Rule.

Board Diversity Matrix

Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

B. Compensation

Each officer of Caravelle is entitled to a monthly salary ranging from USD 8,333.33 to $16,666.67. Such salaries became payable upon the Closing of the Business Combination. No compensation of any kind, including finders, consulting or other similar fees, are paid to any of Caravelle’s existing shareholders, including the directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on its behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there is no review of the reasonableness of the expenses by anyone other than the board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Any compensation to be paid to our executive officers is determined by a compensation committee constituted solely of independent directors.

Caravelle is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.

2022 Incentive Plan

Caravelle has adopted the 2022 Share Incentive Plan (the “2022 Plan”), which provides for the issuance of up to an aggregate of 3,349,520 of its Ordinary Shares.

The following is a summary of certain terms and conditions of the 2022 Plan. This summary is qualified in its entirety by reference to the 2022 Plan. You are encouraged to read the entirety of the 2022 Plan.

Summary of the 2022 Plan

Types of Awards. The 2022 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2022 Plan.

Plan Administration. The 2022 Plan shall be administrated by a committee formed in accordance with applicable stock exchange rules, unless otherwise determined by the Board of Directors.

Eligibility. Caravelle’s employees and consultants are eligible to participate in the 2022 Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award. Each award under the 2022 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto.

Conditions of Award. Caravelle’s board of directors or any entity appointed by its board of directors to administer the 2022 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

Terms of Award. The term of each award is stated in the award agreement between the company and the grantee of such award.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2022 Plan, no award and no right under any such award, shall be assignable, alienable, saleable or transferable by the employee otherwise than by will or by the laws of descent and distribution unless, if so determined by the administrator of the 2022 Plan, the employee may, in the manner established by such administrator, designate a beneficiary or beneficiaries to exercise the rights of the employee, and to receive any property distributable, with respect to any award upon the death of the employee.

Exercise of Award. Any award granted under the 2022 Plan is exercisable at such times and under such conditions as determined by the administrator under the terms of the 2022 Plan and specified in the award agreement. An award is deemed to be exercised when exercise notice has been given to the company in accordance with the terms of the award by the person entitled to exercise the award and full payment for the shares with respect to which the award is exercised.

Amendment, Suspension or Termination of the 2022 Plan. The administrator of the 2022 Plan may amend, alter, suspend, discontinue or terminate the 2022 Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the 2022 Plan deems it necessary or desirable to qualify or (ii) shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in Caravelle’s Memorandum and Articles of Association for any amendment to the 2022 Plan that increases the total number of shares reserved for the purposes of the 2022 Plan, and (iii) with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.

C. Board Practices

See “Item 6A. Directors, Senior Management and Employees—A. Directors and Executive Officers”.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of five directors. Officers are appointed by and serve at the discretion of the board of directors. The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence under Rule 5605(c)(2) of the Nasdaq Stock Market Rules. Our independent directors are: Edward Cong Wang, Xiangjin Cao, and Alon Rozen.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested provided (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice, (ii) such director has not been disqualified by the chairman of the relevant board meeting, and (iii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. There are no other arrangements or understandings pursuant to which our directors are appointed or nominated. We do not have any service contracts with our directors that provide for benefits upon termination of employment.

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant company decisions. Under the laws of the Cayman Islands, our directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by the directors is breached.

Our directors may be appointed by an ordinary resolution of our shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Unless otherwise determined by our company in general meeting, we shall have no less than three (3) directors. A director will cease to be a director automatically if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) is removed from office pursuant to any other provisions of our memorandum and articles of association.

D. Employees

Caravelle had a total of 34 employees as of October 31, 2022.

E. Share ownership

Ownership of Caravelle’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in “Item 7. Major Shareholders and related Party Transactions – A. Major Shareholders” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group

The calculations in the table below are based on 52,774,579 ordinary shares issued and outstanding as of August 15, 2023.

	Ordinary shares
Name and Address of Beneficial Owner(1)	Number	% **
Executive Officers and Directors
Guohua Zhang(2)	37,985,000	71.97%
Dong Zhang(3)	5,000,000	9.47%
Sai Wang	1,500,000	2.84%
Edward Cong Wang	1,662,500	3.15%
Xiangjin Cao	—	—
Alon Rozen	—	—
All Executive Officers and Directors as a group	46,147,500	87.44%
5% Or Greater Holders
GALION-GROUP CO., LTD(2)	24,500,000	46.42%
NEW HONEST GROUP CO., LTD(2)	3,485,000	6.60%
TAIYUAN GROUP CO., LTD(2)	10,000,000	18.94%
SPEED WEALTHY LTD. (3)	5,000,000	9.47%

*	Less than 1%.

**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of ordinary shares outstanding as of August 15, 2023.

(1)	The address of Edward Cong Wang is c/o Pacifico Capital LLC, 521 Fifth Avenue 17th Floor, New York, NY 10175. The address of Alon Rozen is 6 place du Colonel Bourgoin 75012 Paris – France. The address of our remaining directors and executive officers is 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372.

(2)	Dr. Guohua Zhang exercises voting and dispositive control over the Ordinary Shares registered in the name of Galion-Group Co., Ltd., New Honest Group Co., Ltd. and Taiyuan Group Co., Ltd. in the amounts set forth in the above table.

(3)	Mr. Dong Zhang exercises voting and dispositive control over the Ordinary Shares registered in the name of Speed Wealthy Ltd.

B. Related party transactions

Related Party Transactions

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Caravelle, Pacifico and certain of the holders of Caravelle Ordinary Shares entered into separate Lock-Up Agreements (each a “Lock-Up Agreement”), pursuant to which the securities of Caravelle held by such shareholders will be locked-up and subject to transfer restrictions for a period of time following the closing, as described below, subject to certain exceptions. The securities held by such shareholders will be locked-up until the earliest of: (i) six-month anniversary of the date of the closing of the Business Combination; and (ii) subsequent to the closing, the date on which Caravelle consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction that results in all of its shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

Amended and Restated Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, Caravelle, Pacifico and certain of the holders of Caravelle Ordinary Shares, certain shareholders of Pacifico Common Stock, and the holders of the private Pacifico Units entered into an Amended and Restated Registration Rights Agreement pursuant to which, among other things, Caravelle agreed to provide the above holders with certain rights relating to the registration for resale of the Ordinary Shares that they received at the closing of the Business Combination.

Other Matters

As described elsewhere in this Report, on April 20, 2022, Caravelle entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party. Pursuant to the contract, Caravelle shall purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) (the “Consideration”). The Consideration shall be paid by four instalments with the first payment (30% of the Consideration) payable on Caravelle’s acceptance of New Galion’s ship modification design report for the Systems. New Galion is responsible to deliver the first set of the Systems before July 1, 2022 and deliver the rest of equipment according to Caravelle’s shipment schedule. On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer to the delivery schedule of the first set of System to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion.

As described elsewhere in this Report, on May 20, 2022, Caravelle entered into a vessel purchase agreement with a related party — Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation with the total purchase price of approximately $0.5 million. The testing vessel was delivered to the Company on June 6, 2022.

Related parties with transactions and related party relationships

Caravelle and its subsidiaries (which may collectively be referred to as the “Caravelle Companies”) record transactions with various related parties. These related party balances as of October 31, 2022 and 2021 and transactions for the years ended October 31, 2022, 2021 and 2020 are identified as follows:

Name of Related Party	Relationship to the Group
Mr. Shoucheng Lei	Director of Topsheen Shipping
Mr. Guohua Zhang	Chief Executive Officer and Chairman of the Board
Mr. Dong Zhang	Director of Caravelle
Mr. Qing Xu	General Manager of Topsheen Shipping
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Mr. Shoucheng Lei
Topsheen Shipping Limited	Controlled by Mr. Dong Zhang
Keen Best Shipping Co., Limited	Controlled by Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang
Welly Focus Shipping Co. Limited	Controlled by Mr. Dong Zhang
Top Wisdom Shipping Management Co. Limited	Controlled by Mr. Dong Zhang
Deyun Shipping Group Co., Ltd.	Controlled by Mr. Dong Zhang
Beijing Hanpu Technology Co., Ltd.	Controlled by Mr. Guohua Zhang
Max Bright Marine Service Co. Ltd.	Controlled by Mr. Dong Zhang
Top Legend Shipping Co. Limited	Controlled by Mr. Dong Zhang
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Mr. Guohua Zhang

(a)	Due from related parties

Due from related parties consisted of the following:

	October 31, 2022	October 31, 2021

Welly Focus Shipping Co. Limited(1)	-	10,000
Nanjing Derun Shipping Co., Ltd.(2)	5,590	-
Topsheen Shipping Limited(3)	946,065	-
Top Wisdom Shipping Management Co. Limited(4)	-	6,246
Total	$951,655	$16,246

(1)	The balances mainly represented non-interest-bearing loans to this related party and due on demand.
(2)	The balances mainly represented accounts receivables from Nanjing Derun Shipping Co., Ltd. The balance was collected subsequently.
(3)	The balances mainly represented prepayments and other current assets to Topsheen Shipping Limited, which was utilized subsequently.
(4)	The balances mainly represented accounts receivables from Top Wisdom Shipping Management Co. Limited.

(b)	Due to related parties

Due to related parties consisted of the following:

	October 31, 2022	October 31, 2021

Topsheen Shipping Limited(1)	$-	$3,040,099
Shanghai Weisheng International Logistics Co., Ltd.	22,567	11,160
Keen Best Shipping Co., Limited(2)	-	317,848
Mr. Dong Zhang(1)	-	799,000
Mr. Shoucheng Lei(1)	-	1,546,000
Mr. Qing Xu(1)	-	752,000
Deyun Shipping Group Co., Ltd.(1)	-	12,739
Beijing Hanpu Technology Co., Ltd.(3)	579,147	56,759
Mr. Guohua Zhang(1)	2,371,188	388,619
New Galion	4,000	-
Total	$2,976,902	$6,924,224

(1)	The balances represented working capital loans from related parties. As of October 31, 2022 and 2021, Topsheen Shipping Limited paid salaries of $nil and $3,040,099 for the Caravelle Companies, respectively. As of October 31, 2022 and 2021, Mr. Guohua Zhang provided $2,371,188 and $388,619 working capital loan to the group. The loans are non-interest bearing and due on demand.
(2)	On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $327,848. The unpaid balance of $317,848 as of October 31, 2021 was fully settled in 2022.
(3)	On May 20, 2022, Caravelle entered into a vessel purchase agreement with a related party — Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation with the total purchase price of approximately $0.5 million. The testing vessel was delivered to the Company on June 6, 2022. The balance represents unpaid balance of the above contract and other purchased fixed assets.

(c)	Services provided by related parties*

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2022	2021	2020
Topsheen Shipping Limited	$67,394,526	$46,757,016	$28,308,612
Max Bright Marine Service Co. Ltd	2,526,064	1,961,665	3,011,397
Welly Focus Shipping Co. Limited	99,615	-	-
Top Wisdom Shipping Management Co. Limited	20,000	-	-
Nanjing Derun Shipping Co., Ltd	565,465	31,325	171,013
Top Legend Shipping Co. Limited	1,256,111	1,647,921	4,679,148
Total	$71,861,781	$50,397,927	$36,170,170

*	The Caravelle Companies generally leased vessels or incurred the related freight costs with the above related parties.

On April 20, 2022, Caravelle entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party. Pursuant to the contract, Caravelle shall purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) (the “Consideration”). The Consideration shall be paid by four instalments with the first payment (30% of the Consideration) payable on Caravelle’s acceptance of New Galion’s ship modification design report for the Systems. New Galion is responsible to deliver the first set of the Systems before July 1, 2022 and deliver the rest of equipment according to Caravelle’s shipment schedule. On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer to the delivery schedule of the first set of System to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion.

(d)	Services provided to related parties**

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2022	2021	2020
Shanghai Weisheng International Logistics Co., Ltd	$729,146	$1,065,779	$737,798
Nanjing Derun Shipping Co., Ltd	5,590	-	-
Topsheen Shipping Limited	142,531	-	-
Total	$877,267	$1,065,779	$737,798

**	The Caravelle Companies generally provided transportation service to the above related parties.

(e)	Secured Loan provided by related parties

Mr. Dong Zhang, a director of Caravelle, provided a guarantee for the repayment of the long-term loans, as described in greater detail in Note 7 to the audited financial statements contained herein.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are listed on Nasdaq Capital Market under symbols “CACO”. Holders of our ordinary shares should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbols “CACO”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this Report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.1 to our registration statement on the Form F-4. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association which became effective upon the effective date of the Business Combination.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

According to Clause 3 of our Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Caravelle Ordinary Shares

The following includes a summary of the terms of Caravelle Ordinary Shares, based on its Amended and Restated Memorandum and Articles of Association and Cayman Islands law. According to the Amended and Restated Memorandum and Articles of Association, the authorized share capital of Caravelle is $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each.

General.  All of Caravelle’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Caravelle may not issue shares to bearer. Caravelle’s shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of Caravelle Ordinary Shares are entitled to such dividends as may be declared by its Board of Directors subject to its Amended and Restated Memorandum and Articles of Association and the Companies Act. Caravelle’s Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of Caravelle’s profits, realized or unrealized. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless Caravelle’s directors determine that, immediately after the payment, Caravelle will be able to pay its debts as they fall due in the ordinary course of business and Caravelle has funds lawfully available for such purpose.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Caravelle Ordinary Share is entitled to one vote. Voting at any meeting of shareholders is by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of all votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, Caravelle is not obliged by the Companies Act to call shareholders’ annual general meetings. Caravelle’s Amended and Restated Memorandum and Articles of Association provide that Caravelle may (but are not obliged to) in each year hold a general meeting as its annual general meeting in which case Caravelle will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by its directors. Caravelle, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules of Nasdaq. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of Caravelle’s shareholders may be called by a majority of its Board of Directors or its Chairman or, in the case of an extraordinary general meeting only, upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, Caravelle’s Amended and Restated Memorandum and Articles of Association do not provide its shareholders with any right to put any proposals before any annual general meetings or any extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of Caravelle’s annual general meeting and other general meetings unless such notice is waived in accordance with its articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to Caravelle’s Amended and Restated Memorandum and Articles of Association.

Transfer of Ordinary Shares. Subject to the restrictions in Caravelle’s Amended and Restated Memorandum and Articles of Association as set out below, any of Caravelle’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by Caravelle Board.

Caravelle Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which Caravelle has a lien. Caravelle Board may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with Caravelle, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as Caravelle Board may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as Caravelle’s Board may from time to time require is paid to Caravelle in respect thereof.

If Caravelle’s Board refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required by Nasdaq, be suspended and the register of members closed at such times and for such periods as Caravelle Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst Caravelle’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst Caravelle’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Caravelle for unpaid calls or otherwise. If Caravelle’s assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by Caravelle’s shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. Caravelle may issue shares on terms that such shares are subject to redemption, at Caravelle’s option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by Caravelle Board or by a special resolution of Caravelle’s shareholders. Caravelle may also repurchase any of its shares provided that the manner and terms of such repurchase have been approved by Caravelle’s Board or are otherwise authorized by its Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of Caravelle’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if Caravelle can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, Caravelle Board may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time Caravelle’s share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not Caravelle is being wound-up, may be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of an ordinary resolution at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares.

Inspection of Books and Records. Holders of Caravelle Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of Caravelle’s list of shareholders or its corporate records. However, Caravelle will provide its shareholders with annual audited financial statements.

Issuance of Additional Shares. Caravelle’s Amended and Restated Memorandum and Articles of Association authorize its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

Caravelle’s Amended and Restated Memorandum and Articles of Association also authorize its Board of Directors to establish and designate from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Caravelle Board may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of Caravelle’s Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of Caravelle or management that shareholders may consider favorable, including provisions that authorize Caravelle Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

Exempted Company. Caravelle is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

C. Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this Report.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no exchange control regulations or currency restrictions in the Cayman Islands.

E. Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of Ordinary Shares by a “U.S. Holder.” This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the ownership and disposition of Caravelle Ordinary Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Caravelle Ordinary Shares, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received Ordinary Shares through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Ordinary Shares of Caravelle Ordinary Shares (excluding treasury shares); or

holders holding Caravelle Ordinary Shares, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction. As used in this Report, the term “U.S. Holder” means a beneficial owner of Caravelle Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Caravelle Ordinary Shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the ownership and disposition of Caravelle Ordinary Shares received in the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING OR DISPOSING OF CARAVELLE ORDINARY SHARES. STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF CARAVELLE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” distributions on Ordinary Shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of the Ordinary Shares and will be treated as described below under “—Sale or Other Taxable Disposition of Ordinary Shares.” The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes. Any such amount treated as a dividend will be treated as foreign-source dividend income. Any such dividends received by a corporate U.S. Holder generally will not qualify for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, any such dividends generally will be taxed at currently preferential long-term capital gains rates only if (i) Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt.

As noted above and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from distributions on Ordinary Shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. In lieu of claiming a foreign tax credit, a U.S. Holder may, at such U.S. Holder’s election, deduct foreign taxes in computing such U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex, and U.S. Holders should consult their tax advisers regarding the application of such rules, including the creditability of foreign taxes, in their particular circumstances.

Sale or Other Taxable Disposition of Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” upon any sale or other taxable disposition of Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash and (B) the fair market value of any other property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the ordinary shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders generally will be taxed at currently preferential long-term capital gains rates. The deductibility of capital losses is subject to limitations. For foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source gain or loss.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

U.S. Holders should consult their tax advisors regarding the tax consequences of a sale or other taxable disposition of ordinary shares, including the creditability of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, in their particular circumstances.

Passive Foreign Investment Company

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if Caravelle or any of its subsidiaries is treated as a PFIC for any taxable year during which the U.S. Holder holds Caravelle Ordinary Shares. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the interest, by value). For purposes of these rules, interest income earned by a corporation would be considered to be passive income and cash or cash equivalents held by a corporation would be considered to be a passive asset. Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the foreign corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

Whether Caravelle or any of its subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of Caravelle Ordinary Shares and how, and how quickly, Caravelle uses liquid assets and cash may influence whether Caravelle or any of its subsidiaries is treated as PFIC. Accordingly, Caravelle is unable to determine whether it or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that Caravelle or any of its subsidiaries will not be treated as a PFIC for any taxable year. In the event that Caravelle meets the PFIC income or asset test for the current taxable year ending October 31, 2023, the start-up exception discussed above may be available, but there can be no guarantee in this regard.

Although a PFIC determination is made annually, if Caravelle is treated as a PFIC, such determination will generally apply for subsequent years to a U.S. Holder who held (or was deemed to hold) Caravelle Ordinary Shares during any taxable year (or portion thereof) that it was a PFIC, whether or not Caravelle is a PFIC in those subsequent years (unless the holder makes a valid QEF election or mark-to-market election for such holder’s First PFIC Holding Year (defined below)).

If Caravelle is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and the U.S. Holder did not make a timely and effective QEF election for Caravelle’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or a “mark-to- market” election, each as described below, then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:

●	any gain recognized by the U.S. Holder on the sale, redemption or other disposition of its ordinary shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities).

Under the Default PFIC Regime:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its ordinary shares (taking into account the relevant holding period of the Pacifico securities exchanged therefor);

●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Caravelle is a PFIC, will be taxed as ordinary income;

●	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest marginal tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder’s holding period.

If Caravelle is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its Ordinary Shares by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF election with respect to Ordinary Shares, a U.S. Holder must receive certain information from Caravelle. Caravelle does not intend to make such information available; therefore, it is anticipated that U.S. Holders will not be able to make a QEF election.

However, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that Caravelle is treated as a PFIC the excess, if any, of the fair market value of its Caravelle Ordinary Shares at the end of its taxable year over the adjusted basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares in a taxable year in which Caravelle is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

The mark-to-market election is available for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to Ordinary Shares under their particular circumstances.

Caravelle is expected to be a holding company which conducts certain of its business activities through a foreign subsidiary. If Caravelle is a PFIC and, at any time, its foreign subsidiary is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the Default PFIC Regime described above if Caravelle receives a distribution from, or disposes of all or part of Caravelle’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to ordinary shares under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of ordinary shares (including constructive dividends), and the proceeds received on the disposition of ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold ordinary shares. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of ordinary shares.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of the backup withholding rules in their particular circumstances.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

Cayman Islands Taxation

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change. Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares. Cayman Islands stamp duty may be payable if the original instruments or documents are brought to or executed in the Cayman Islands.

F. Dividends and Paying Agents

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. Caravelle is exposed to the market risks described below.

A. Foreign Exchange Rate Risk

Caravelle generates all of Caravelle’s revenues in U.S. dollars, but currently incurs some of Caravelle’s costs and Caravelle’s operating expenses (around 4%, 4% and 9% for the years ended October 31, 2022, 2021 and 2020 respectively) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to Caravelle of paying such expenses. The portion of Caravelle’s expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, Caravelle does not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, Caravelle’s is not engaged in derivative instruments to hedge part of those expenses.

B. Interest Rate Risk

On April 9, 2020, Caravelle signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,533,319 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. Caravelle is required to pay interest for the first twelve months and repay monthly instalments comprising principal and interest thereafter. As of October 31, 2022, 2021 and 2020 the balance was $2,330,334, $3,352,464 and $3,517,906, respectively. Caravelle is exposed to market risks associated with changes in interest rates relating to our loan facility if Caravelle needs to renew the loan in the future.

C. Inflation risk

Caravelle’s operations expose it to the effects of inflation. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and Caravelle in particular may not be able to offset such costs sufficiently, in which case Caravelle’s cash flows and results would be negatively impacted.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITITES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and interim Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of October 31, 2022.

Based upon that evaluation, our management has concluded that, due to a material weakness identified below, as of October 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and interim Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Attestation Report of Independent Registered Public Accounting Firm

This Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

During the audit of Caravelle’s financial statements for the year ended October 31, 2022, certain material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting with respect to the Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), concerning in particular the control environment due to (i) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement and operate key controls over financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review by management for the year end accounting close and reporting; (iii) a lack of a functional internal audit department, IT department or personnel that monitors the consistencies of the preventive internal control procedures and a lack of adequate policies and procedures in internal audit function to ensure that the Company’s policies and procedures have been carried out as planned and no risk assessment performed for the effectiveness of internal control over financial reporting; and (iv) failure to properly design and maintain effective IT general controls on the financial system, including the logical access controls on provision, termination, privileged access, password and user access period review, the control on change management, physical security on application servers, and Cybersecurity of the IT environment.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Caravelle’s annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence of these material weaknesses, Caravelle was unable to timely file its annual report on Form 20-F for the fiscal year ended October 31, 2022. The material weakness could also result in other misstatements of our accounts or disclosures, which may result in material misstatements in our annual or interim financial statements that would not be prevented or detected.

We have instituted plans to remediate the material weakness, including implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting, and we expect to invest more resources in our design and execution of our Sarbanes-Oxley Act compliance program, such as reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls. In addition, we expect to take additional remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. We plan to continue implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training and to set up a financial and system control framework.

However, we cannot predict the success of such plan or the outcome of its assessment of these plans at this time. Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not required.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Alon Rozen qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq standards. The Company’s board of directors has also determined that Mr. Rozen and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq standards.

ITEM 16B. CODE OF ETHICS

 We will adopt a Code of Ethics that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective September 1, 2022, Friedman LLP, our then independent registered public accounting firm, combined with Marcum LLP and continued to operate as an independent registered public accounting firm. On May 12, 2023, our Audit Committee approved the dismissal of Friedman and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as our independent registered public accounting firm. The services previously provided by Friedman LLP are now provided by Marcum Asia. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP for the year ended October 31, 2022 and Friedman LLP for the year ended October 31, 2021:

	For the Years Ended October 31,
	2022	2021
Audit fees(1)	$291,800	$398,000
Total	$291,800	$398,000

(1)	“Audit fees” are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audits of our consolidated financial statements and may include other services that generally only the independent accountant reasonably can provide, such as statutory audits.

The policy of our audit committee is to pre-approve all audit, audit-related and non-audit services provided by Marcum Asia CPAs LLP, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective September 1, 2022, Friedman LLP (“Friedman”), our then independent registered public accounting firm, combined with Marcum LLP and continued to operate as an independent registered public accounting firm. On May 12, 2023, our Audit Committee approved the dismissal of Friedman and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as our independent registered public accounting firm. The services previously provided by Friedman are now provided by Marcum Asia.

Friedman’s reports on our financial statements for the fiscal years ended October 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, during the fiscal years ended October 31, 2021 and 2020 and the subsequent interim period through May 12, 2023, in connection with Friedman’s audits on our consolidated financial statements for the fiscal years ended October 31, 2021 and 2020, there were (i) no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such years, and (ii) no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K, other than the material weaknesses reported by management in “Item 15. Controls and Procedures”.

Prior to the engagement of Marcum Asia, neither the Company nor anyone acting on the Company’s behalf consulted Marcum Asia with respect to any of the matters or reportable events set forth in Item 304(a)(1)(v) of Regulation S-K.

We provided Friedman with a copy of the above statements and requested that Friedman furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Friedman’s letter, dated August 28, 2023, to the SEC, regarding the disclosures herein under the heading “Change in Registrant’s Certifying Accountant” is filed as Exhibit 16.1 to this annual report.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. See the section entitled “Item 3. Key Information—D. Risk Factors—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct a substantial portion of our operations and a majority of our directors and executive officers reside outside of the United States.”

While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage exemptions afforded to us. See the section entitled “Item 3. Key Information—D. Risk Factors—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to holders of Ordinary Shares than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.”

We may elect to follow home country practice in lieu the following requirements:

●	the requirement that each member of the compensation committee must be an independent director as set forth in Nasdaq Rule 5605(d)(2)(A);

●	the requirement that director nomination should be made by a vote in which only independent directors participate or by a nominations committee comprised solely of independent directors as set forth in Nasdaq Rule 5605(e)(1);

●	the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans; and

●	the requirement that the board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2).

Other than the home country practices described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16(J) INSIDER TRADING POLICY

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of Caravelle are included at the end of this Report, beginning with page F-1.

The unaudited pro forma condensed combined financial information is attached as Exhibit 15.1 to this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Caravelle (incorporated by reference to Exhibit 3.2 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
2.1	Specimen Ordinary Share Certificate of Caravelle (incorporated by reference to Exhibit 4.2 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
2.2*	Description of Securities.
4.1	Amended and Restated Agreement and Plan of Merger dated August 15, 2022 (incorporated by reference to Exhibit 2.1 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
4.2	Caravelle International Group 2022 Share Incentive Plan (incorporated by reference to Exhibit 10.8 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
4.3	Form of Unit Purchase Option between Caravelle International Group and Chardan (incorporated by reference to Exhibit 4.3 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
4.3	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.3 of Caravelle’s registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
4.4	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
4.5	English Translation of Strategic Sales Contract, dated April 20, 2022, between Singapore Garden Technology PTE. LTD. and New Gallon Group (HK) Co LTD. (incorporated by reference to Exhibit 10.5 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
4.6	Loan Agreement, dated April 9, 2020, between Topsheen Shipping Singapore PTE. LTD. and DBS Bank Ltd. (incorporated by reference to Exhibit 10.6 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
4.7	Ship Chartering Mandate Agreements between Topsheen Shipping Limited and Topsheen Shipping Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.7 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
8.1	List of Subsidiaries of Caravelle incorporated by reference to Exhibit 21.1 of Caravelle’s registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
12.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Unaudited Pro Forma Condensed Combined Financial Information
16.1*	Letter from Friedman, LLP to the U.S. Securities and Exchange Commission dated August 28, 2023
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Guohua Zhang
		Name:	Guohua Zhang
		Title:	Chief Executive Officer
Date: August 28, 2023

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Caravelle International Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Caravelle International Group (the “Company”) as of October 31, 2022, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended October 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022, and the results of its operations and its cash flows for the year ended October 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

As part of our audit of the consolidated financial statements as of and for the year ended October 31, 2022, we also audited the adjustments to the 2021 financial statements to retrospectively apply the change in share and per share data related to the reverse recapitalization described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 financial statements, other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2021 financial statements as a whole.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York
August 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Caravelle Group Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited, before the effect of the adjustments to retrospectively apply the change in share and per share data related to the reverse recapitalization described in Note 1, the accompanying consolidated balance sheet of Caravelle Group Co., Ltd. (the “Company”) as of October 31, 2021, and the related consolidated statement of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended October 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021, and the results of its operation and its cash flow for each of the years in two-year period ended October 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in share and per share data related to the reverse recapitalization described in Note 1, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditor.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor in 2021 through 2022

New York, New York

May 13, 2022

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of October 31,
	2022	2021

ASSETS
Current Assets:
Cash and cash equivalent	$21,572,336	$10,354,441
Accounts receivable	3,955,311	7,826,711
Prepayments and other current assets	6,949,397	7,918,253
Due from related parties	951,655	16,246
Total Current Assets	33,428,699	26,115,651

Property and equipment, net	604,126	123,780
Prepayment and other non-current assets	1,538,591	946,272
Total Assets	$35,571,416	$27,185,703

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Current maturity of long-term bank loan	$880,631	$899,581
Accounts payable	750,471	488,442
Advance from customers	10,067,278	6,182,479
Accrued expenses and other liabilities	8,492,923	5,945,110
Taxes payable	10,939	1,905
Due to related parties	2,976,902	6,924,224
Total Current Liabilities	23,179,144	20,441,741

Long-term bank loan	2,366,626	3,369,806
Deferred tax liability	1,293	1,634
Total Liabilities	25,547,063	23,813,181

COMMITMENTS AND CONTINGENCIES

Total Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 50,000,000 shares issued and outstanding at October 31, 2022 and 2021, respectively*	5,000	50,000
Additional paid-in capital*	152,550	100,131
Retained earnings	4,376,698	433,784
Total Shareholders’ Equity	4,534,248	583,915
Non-controlling interest	5,490,105	2,788,607
Total Equity	10,024,353	3,372,522
Total Liabilities and Equity	$35,571,416	$27,185,703

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended October 31,
	2022	2021	2020
Revenue
Ocean freight revenue	$178,126,765	$110,113,752	$77,301,897
Vessel service revenue	7,222,865	11,847,305	1,049,551
Total revenue	185,349,630	121,961,057	78,351,448

Cost of revenues	158,502,351	109,008,853	82,290,135
Gross profit (loss)	26,847,279	12,952,204	(3,938,687)

Operating expenses:
Selling expenses	16,342	27,452	-
General and administrative expenses	3,250,019	2,443,537	1,792,779
Total operating expenses	3,266,361	2,470,989	1,792,779

Income (loss) from operations	23,580,918	10,481,215	(5,731,466)

Other income (expense), net:
Interest income	18	5	7,607
Interest expense	(101,877)	(122,392)	(60,256)
Other income (expense), net	129,098	(100,093)	25,486
Total other income (expense), net	27,239	(222,480)	(27,163)

Income (loss) before income taxes	23,608,157	10,258,735	(5,758,629)

Provision for income taxes	11,243	2,113	2,357

Net income (loss)	23,596,914	10,256,622	(5,760,986)
Less: Net income (loss) attributable to non-controlling interests	11,364,098	4,946,114	(2,592,023)
Net income (loss) attributable to the Company	$12,232,816	$5,310,508	$(3,168,963)

Comprehensive income (loss)	23,596,914	10,256,622	(5,760,986)
Less: Comprehensive income (loss) attributable to non-controlling interests	11,364,098	4,946,114	(2,592,023)
Comprehensive income (loss) attributable to the Company	$12,232,816	$5,310,508	$(3,168,963)

Earnings (losses) Per share attributable to the Company - Basic and diluted*	$0.24	$0.11	$(0.06)
Weighted Average Shares Outstanding - Basic and diluted*	50,000,000	50,000,000	50,000,000

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED OCTOBER 31, 2022, 2021 AND 2020

	Common Stock		Additional Paid in	Retained Earnings (Accumulated	Non-controlling
	Shares*	Amount*	Capital*	Deficits)	interest	Total
Balance at October 31, 2019	50,000,000	$5,000	$45,090	$(1,714,495)	$769,098	$(895,307)
Net loss for the year	-	-	-	(3,168,963)	(2,592,023)	(5,760,986)
Balance at October 31, 2020	50,000,000	$5,000	$45,090	$(4,883,458)	$(1,822,925)	$(6,656,293)
Capital contribution made by shareholders	-	-	100,041	-	-	100,041
Net income for the year	-	-	-	5,310,508	4,946,114	10,256,622
Acquisition of noncontrolling interest	-	-	-	6,734	(334,582)	(327,848)
Balance at October 31, 2021	50,000,000	$5,000	$145,131	$433,784	$2,788,607	$3,372,522
Capital contribution made by shareholders	-	-	7,419	-	-	7,419
Net income for the year	-	-	-	12,232,816	11,364,098	23,596,914
Dividends to shareholders	-	-	-	(8,289,902)	(8,662,600)	(16,952,502)
Balance at October 31, 2022	50,000,000	$5,000	$152,550	$4,376,698	$5,490,105	$10,024,353

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended October 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$23,596,914	$10,256,622	$(5,760,986)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	42,042	40,085	39,594
Deferred tax (benefit) expense	(341)	208	789
Changes in operating assets and liabilities:
Accounts receivable	3,871,400	(5,409,117)	425,860
Prepayments and other assets	376,537	(3,697,909)	(645,336)
Due from related parties	(935,409)	96,767	-
Accounts payable	262,029	183,365	283,799
Advance from customers	3,884,799	394,221	4,138,345
Accrued expenses and other liabilities	2,025,425	(1,232,108)	2,620,933
Taxes payable	9,034	356	1,433
Net cash provided by operating activities	33,132,430	632,490	1,104,431

Cash flows from investing activities:
Additions to property and equipment	-	-	(1,563)
Proceeds from (purchase of) certificate of deposit	-	300,000	(300,000)
Net cash provided by (used in) investing activities	-	300,000	(301,563)

Cash flows from financing activities:
Repayment to related parties	(6,467,686)	(50,000)	(61,340)
Loans from related parties	2,520,364	1,421,466	513,920
Proceeds from long-term bank loans	-	-	4,434,829
Repayment of long-term bank loans	(1,022,130)	(165,442)	-
Capital contributed by shareholders	7,419	100,041	-
Dividends to shareholders	(16,952,502)	-	-
Net cash (used in) provided by financing activities	(21,914,535)	1,306,065	4,887,409

Net increase in cash and cash equivalent	11,217,895	2,238,555	5,690,277
Cash and cash equivalent, beginning of year	10,354,441	8,115,886	2,425,609
Cash and cash equivalent, end of year	$21,572,336	$10,354,441	$8,115,886

Supplemental disclosure information:
Cash paid for income tax	$2,503	$1,549	$77
Cash paid for interest	$81,413	$122,295	$60,061
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Acquisition of noncontrolling interest	$-	$327,848	$-
Addition to fixed assets through due to related party	$522,388	$56,957	$-

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Caravelle International Group (“Caravelle” or the “Company”) and its subsidiaries (together the “Group”) is an international operator of ocean transportation service. It is engaged in the seaborne transportation service under voyage contracts as well as vessels service for and on behalf of ship owners. Caravelle, a Cayman Islands exempted company was formed on February 28, 2022 to serve as a holding company.

Mr. Guohua Zhang (“Mr. Zhang”), the Chairman of the Board of Directors and Chief Executive Officer (“CEO”) is the ultimate controlling shareholder (the “controlling shareholder”) of the Group.

Reverse Recapitalization

On April 5, 2022, Pacifico Acquisition Corp. (“Pacifico”) entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger (the “SPAC Transaction”) dated August 15, 2022 (the “Merger Agreement”), by and among Caravelle, Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of Caravelle (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of Caravelle (“Merger Sub 2” and, together with Caravelle and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group Co., Ltd, a Cayman Islands exempted company (“Caravelle Group”).

On December 16, 2022, the SPAC Transaction was completed and Caravelle became a publicly traded holding company listed on the Nasdaq Capital Market and Caravelle Group became a wholly owned subsidiary of Caravelle. The SPAC Transaction was completed through a two-step process as follows:

(Step 1) Merger Sub 1 merged with and into Caravelle Group (the “Initial Merger”), and Caravelle Group was the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of Caravelle, and

(Step 2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 merged with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico was the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of Caravelle (collectively, the “SPAC Transaction”).

As a result of the SPAC Transaction, among other things, (i) all outstanding ordinary shares of Caravelle Group was cancelled in exchange for 50,000,000 ordinary shares of the Company, (ii) each outstanding unit of Pacifico (the “Pacifico Unit”) was automatically detached, (iii) each unredeemed outstanding share of common stock of Pacifico (the “Pacifico Common Stock”) was cancelled in exchange for the right to receive one (1) the Company’s Ordinary Share, (iv) every ten (10) outstanding rights of Pacifico (the “Pacifico Rights”) was contributed in exchange for one (1) of the Company’s Ordinary Shares, and were cancelled and cease to exist, and (v) each unit purchase option of Pacifico (the “Pacifico UPO”) will automatically be cancelled and cease to exist in exchange for one (1) unit purchase option of the Company’s (the “UPO”).

The Company was determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the Transaction.  Pacifico is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the SPAC Transaction, the Company’s shareholders have a majority of the voting power of the combined company, the Company comprised all of the ongoing operations of the combined entity, the Company comprised a majority of the governing body of the combined company, and the Company’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the SPAC Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net assets of Pacifico, accompanied by a recapitalization. The Company is determined as the predecessor, and the historical financial statements of Caravelle Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the SPAC Transaction were those of the Caravelle Group.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As of the date of the report, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Caravelle Group Co., Ltd (“Caravelle Group”)	April 1, 2021	Cayman Islands	100%	Investment Holding
SGEX Group Co., Ltd (“SGEX”)	April 19, 2021	British Virgin Islands (“BVI”)	100%	Investment Holding
Topsheen Shipping Group Corporation (“Topsheen Samoa”)	July 23, 2012	Samoa	90%	Transportation service
Topsheen Shipping Singapore Pte. Ltd (“Topsheen Shipping”)	October 30, 2015	Singapore	61% owned subsidiary of Topsheen Samoa	Transportation service
Topsheen Bulk Singapore Pte. Ltd (“Topsheen Bulk”)	March 16, 2019	Singapore	100% owned subsidiary of Topsheen Shipping	Transportation service
Singapore Garden Technology Pte. Ltd. (“Garden Technology”)	December 6, 2020	Singapore	100%	Transportation and heating business

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries. Mr. Zhang, the Chairman of the Board of Directors and CEO of the Company is the ultimate controlling shareholder of the Company.

Reorganization prior to SPAC Transaction

A Reorganization of the legal structure was completed on October 8, 2021. The Reorganization involved:

(i)	the formation of the Company’s wholly owned subsidiary-SGEX and SGEX’s wholly owned subsidiary – Garden Technology;

(ii)	the transfer of 90% of the shareholders’ equity interest in Topsheen Samoa to SGEX on October 8, 2021

Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholder, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of October 31, 2022 and 2021, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Topsheen Samoa and Topsheen Shipping.

Foreign currency translation

The Group follows U.S. GAAP for both the translation and remeasurement of balance sheet and income statement items into U.S. Dollars. For those business units that operate in a local currency functional environment, all assets and liabilities are translated into U.S. Dollars using the exchange rates in effect at the end of the period; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in shareholders’ equity. For those business units that operate in a U.S. Dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. Dollars using the exchange rates in effect at the end of the period except for nonmonetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at monthly exchange rates which approximate average exchange rates in effect during each year, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. For the years ended October 31, 2022 and 2021, all the Group’s functional currency are U.S. Dollars.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant accounting estimates required to be made by management include, but are not limited to revenue recognition. Actual results could differ from those estimates.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalent

Cash and cash equivalent comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. Most accounts receivable are collected within one month. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was recorded as of October 31, 2022 and 2021, respectively.

Prepayments and other assets

Prepayment and other assets primarily consist of prepayment for fuel and other costs, prepayment for keyman insurance and advances to employees, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful.  The Group uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was recorded as of October 31, 2022 and 2021, respectively.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Machinery equipment	10 years
Transportation equipment	5 years
Office and electronic equipment	3-5 years
Leasehold improvement	Over the shorter of the lease term or estimated useful lives

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive income (loss) in other income (expenses), net.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of October 31, 2022 and 2021, respectively.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, prepayments and other current assets, accounts payables, balances with related parties, and other current liabilities, approximate their fair values because of the short-term maturity of these instruments.

Revenue recognition

The Group is an international operator of comprehensive ocean transportation service. On November 1, 2019, the Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group primarily derives its freight revenue from voyage contracts and provides vessel service.

In accordance with ASC 606, the Group evaluates whether our businesses themselves promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Based on the evaluation of the control model, the Group determined that the Group is the principal to the transaction for voyage contracts and the related revenue from voyage contracts is recognized on a gross basis based on the transfer of control to the customer. The Group’s vessel service contracts engage in certain transactions wherein the Group act as an agent of ship owners. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions and taxes and duties.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue from voyage contracts

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for ocean freight payment of an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancelable provisions. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. For the voyage contracts, the customer simultaneously receives and consumes the benefits provided by the Group performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If the Group was unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. For the unfinished voyages, the Group estimates the percentage of completion based on voyage days completed and total estimated voyage days. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expense and other ocean transportation operating costs are charged to operating costs as incurred.

Revenue from vessel services

The Group contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners and commercial management. As the operator of the vessels, the Group undertakes to use its best endeavors to provide the agreed vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the ship owners in all matters relating to the provision of services. Most of the vessel service agreements span within one year and are typically billed on a monthly basis. The Vessel service revenue is recorded on a net basis. Net revenue includes billings to customers, net of voyage operating expenses incurred. The Group transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognized revenue over the term of the contract.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable were $3,955,311 and $7,826,711 as of October 31, 2022 and 2021, respectively. Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfillment of performance obligations. As of October 31, 2022 and 2021, the advances from customer amounted to $10,067,278 and $6,182,479, respectively. The entire contract liabilities of $6,182,479 as of October 31, 2021 has been recognized as revenue for the year ended October 31, 2022. The Company expected to recognize the entire contract liabilities as of October 31, 2022 as revenue in the next 12 months.

For the years ended October 31, 2022, 2021 and 2020, the disaggregation of revenue is as follows:

	For the years ended October 31,
	2022	2021	2020
Ocean freight revenue	$178,126,765	$110,113,752	$77,301,897
Vessel service revenue	7,222,865	11,847,305	1,049,551
Total	$185,349,630	$121,961,057	$78,351,448

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, charter cost and others costs directly associated with voyages. These amounts are recognized as cost of revenues over the voyage period.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the group are currently classified as operating leases.

Government Subsidies

The Group received government subsidies according to related policy from local government. The Group receives government subsidies that the Singaporean government has not specified its purpose for and are not tied to future trends or performance of the Group. Receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The unspecific purpose subsidies are recognized as other income (expenses), net upon receipt as further performance by the Group is not required. For the years ended October 31, 2022, 2021 and 2020, the government subsidies amounted to $nil, $5,922 and $17,779, respectively.

Employee benefits

The full-time employees of the Company’s subsidiary are entitled to staff welfare benefits including medical care, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were $56,802, $133,173 and $77,398 for the years ended October 31, 2022, 2021 and 2020, respectively.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended October 31, 2022, 2021 and 2020. All of the tax returns of the Company’s subsidiaries in Singapore remain subject to examination by the tax authorities for four years from the date of filing.

Earnings per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended October 31, 2022, 2021 and 2020, there were no dilutive shares.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. As a result of the pandemic of COVID-19 in Asia countries, the United States and the world, the Group's operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments' business, travel and other restrictions. The COVID-19 virus has led many ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. The duration and severity of this global health emergency and related disruptions remains uncertain. Moreover, because the Group’s vessels travel to ports in countries in which cases of COVID-19 have been reported, the Group face risks to personnel and operations. Such risks include delays in the loading and discharging of cargo on or from the Group’s vessels, difficulties in carrying out crew changes, off time due to quarantine regulations, delays and expenses in finding substitute crew members if any of the Group’s vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions. In fiscal year 2020, the COVID-19 pandemic had a material net impact on the Group’s financial positions and operating results. the Group incurred a gross loss in fiscal year 2020 due to low ocean freight price and shorter voyage days under the impact of COVID-19. The quarantines and travel restriction also caused congestions in ports, which caused higher port fees and longer idle time. The COVID-19 pandemic did not have a material net impact on the Group’s financial positions and operating results for the years ended October 31, 2022 and 2021.

Related parties

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group has two operating segments: (i) ocean transportation; (ii) heating business. The Group’s CODM, who has been identified as the Chief Executive Officer (“CEO”), evaluates performance based on the operating segment’s revenue and their operating results. As the Group’s long-lived assets are all located in Singapore and substantially all of the Group’s revenues are derived from Singapore. Therefore, no geographical segments are presented.

Concentrations of risks

a.	Significant customers

For the years ended October 31, 2022, 2021 and 2020, no customer accounted for more than 10% of the Group’s total revenues. As of October 31, 2022, two customers accounted for approximately 30% and 25% of the Group’s accounts receivable, respectively. As of October 31, 2021, two customers accounted for approximately 16% and 12% of the Group’s accounts receivable, respectively.

b.	Significant suppliers

For the year ended October 31, 2022, one related party supplier accounted for approximately 42.5% of the Group’s total purchases. For the year ended October 31, 2021, one related party supplier accounted for approximately 44% of the Group’s total purchases. For the year ended October 31, 2020, one related party supplier accounted for approximately 36% of the Group’s total purchases. As of October 31, 2022, one supplier accounted for approximately 92% of the Group’s total accounts payable. As of October 31, 2021, one supplier accounted for approximately 98% of the Group’s total accounts payable.

c.	Cash and cash equivalents

The Group maintains cash and cash equivalents with various financial institutions in Singapore and management believes these financial institutions are high credit quality. As of October 31, 2022 and 2021, the aggregate amount of cash and cash equivalent of $21,572,030 and $10,354,320, respectively, was held at major financial institutions in Singapore, where there is a Singapore Dollar 50,000 (or $35,333) deposit insurance limit for a legal entity’s aggregated balance at each bank.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the Group’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Group will adopt this guidance effective November 1, 2022. The Group is evaluating the impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASC 326”). The standard significantly changes how entities will measure credit losses for most financial assets, including accounts and notes receivables. The standard will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The standard is effective for interim and annual reporting periods beginning November 1, 2023. The adoption of ASU 2016-13 is not expected to have a material impact on the Group’s financial position, results of operations, and cash flows.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Group beginning November 1, 2024, and are applied prospectively to business combinations that occur after the effective date. The Group does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In November 2021, the FASB issued Accounting Standards Update No 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). ASU 2021-10 requires additional disclosures regarding the nature of government assistance, the related accounting policy used to account for assistance, the affected line items and applicable amounts within the consolidated financial position and results of operations, and significant terms and conditions related to the assistance. Government assistance within the scope of ASC 832 includes assistance that is administered by domestic, foreign, local, state, national governments, as well as departments, independent agencies and intergovernmental organizations. The updated guidance increases transparency of government assistance including, 1) the type of assistance, 2) the entity’s accounting for assistance, and 3) the effect of assistance on the entity’s financial statements. The new standard is effective for fiscal years beginning after December 15, 2021. As an emerging growth company, the Group will adopt this guidance effective November 1, 2022. The Group is evaluating the impact on its consolidated financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	October 31, 2022	October 31, 2021
Accounts receivable	$3,955,311	$7,826,711

Approximately $3.9 million or 99.9% of the accounts receivable balance as of October 31, 2022 has been collected as of June 30, 2023.

Note 4 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	October 31, 2022	October 31, 2021

Prepayment for fuel and other costs	$6,828,645	$7,873,165
Prepayment for keyman insurance	871,490	896,272
Others (i)	787,853	95,088
Total	8,487,988	8,864,525
Including:
Prepayments and other current assets	$6,949,397	$7,918,253
Prepayments and other non-current assets (i)	$1,538,591	$946,272

(i)	Included deferred offering cost of $667,101 and $50,000 as of October 31, 2022 and 2021, respectively.

Note 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	October 31, 2022	October 31, 2021

Machinery equipment	$579,147	$56,759
Transportation equipment	98,860	98,860
Office and electronic equipment	11,710	11,710
Leasehold improvement	54,387	54,387
Subtotal	744,104	221,716
Less: accumulated depreciation	(139,978)	(97,936)
Property and equipment, net	$604,126	$123,780

Depreciation expense for the years ended October 31, 2022, 2021 and 2020 amounted to $42,042, $40,085 and $39,594, respectively.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	October 31, 2022	October 31, 2021

Accrued expenses (1)	$7,880,984	$5,719,287
Payroll payable	102,297	102,482
Other payable	509,642	123,341
Accrued expenses and other liabilities	$8,492,923	$5,945,110

(1)

The balance as of October 31, 2022 represented accrued contract expenses of approximately $6.9 million and accrued contract loss of approximately $1.0 million. The balance as of October 31, 2021 represented accrued contract expenses of approximately $3.8 million and accrued contract loss of approximately $1.9 million.

Note 7 — BANK LOAN

Bank loan consisted of the following loans:

	October 31, 2022	October 31, 2021

Loan from DBS Bank (due on May 13, 2025) (1)	$2,330,334	$3,352,464
Revolving credit for keyman insurance (2)	916,923	916,923
Total	$3,247,257	$4,269,387
Less: current maturity of long-term bank loan	880,631	899,581
Long term of bank loan	$2,366,626	$3,369,806

(1)	On April 9, 2020, the Group signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,533,319 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. The bank loan was secured by Mr. Dong Zhang. The Group is required to pay interest for the first twelve months and repay monthly instalments comprising principal and interest thereafter. As of October 31, 2022 and 2021, the balance was $2,330,334 and $3,352,464, respectively.

(2)	On February 14, 2020, the Group obtained a revolving credit facility I (RCF I) from DBS Bank Ltd. of $916,923 and used to settle the premium of Insurance Policy. The weighted average effective interest rate is 1.87% per annum. The revolving credit facility is secured by way of first legal assignment of Insurance Policy of all rights, title, interests and benefits under and arising out of the Insurance Policy including all proceeds payable under the Insurance Policy and all proceeds of any repayment or refund of premium by the Insurer, with notification of the assignment to be served and acknowledged by the Insurer.

Interest expense for the above-mentioned loans amount to $101,877, $114,204 and $52,045 for the years ended October 31, 2022, 2021 and 2020, respectively. The effective interest rate was 2.8% and 2.6% for the years ended October 31, 2022 and 2021, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending October 31,	Repayment
2023	$880,631
2024	907,381
2025	542,322
2026	-
2027	-
Thereafter	916,923
Total	$3,247,257

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of October 31, 2022 and 2021 and transactions for the years ended October 31, 2022, 2021 and 2020 are identified as follows:

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Mr. Shoucheng Lei	Director of Topsheen Shipping
Mr. Guohua Zhang	Chief Executive Officer and Chairman of the Board
Mr. Dong Zhang	Director of the Group
Mr. Qing Xu	General Manager of Topsheen Shipping
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Mr. Shoucheng Lei
Topsheen Shipping Limited	Controlled by Mr. Dong Zhang
Keen Best Shipping Co., Limited	Controlled by Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang
Welly Focus Shipping Co. Limited	Controlled by Mr. Dong Zhang
Top Wisdom Shipping Management Co. Limited	Controlled by Mr. Dong Zhang
Deyun Shipping Group Co., Ltd.	Controlled by Mr. Dong Zhang
Beijing Hanpu Technology Co., Ltd.	Controlled by Mr. Guohua Zhang
Max Bright Marine Service Co. Ltd.	Controlled by Mr. Dong Zhang
Top Legend Shipping Co. Limited	Controlled by Mr. Dong Zhang
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Mr. Guohua Zhang

(a)	Due from related parties

Due from related parties consisted of the following:

	October 31, 2022	October 31, 2021

Welly Focus Shipping Co. Limited(1)	-	10,000
Nanjing Derun Shipping Co., Ltd.(2)	5,590	-
Topsheen Shipping Limited(3)	946,065	-
Top Wisdom Shipping Management Co. Limited(4)	-	6,246
Total	$951,655	$16,246

(1)	The balances mainly represented non-interest-bearing loans to this related party and due on demand.

(2)	The balances mainly represented accounts receivables from Nanjing Derun Shipping Co., Ltd. The balance was collected subsequently.

(3)	The balances mainly represented prepayments to Topsheen Shipping Limited, which was utilized subsequently.

(4)	The balances mainly represented accounts receivables from Top Wisdom Shipping Management Co. Limited.

(b)	Due to related parties

Due to related parties consisted of the following:

	October 31, 2022	October 31, 2021

Topsheen Shipping Limited(1)	$-	$3,040,099
Shanghai Weisheng International Logistics Co., Ltd.	22,567	11,160
Keen Best Shipping Co., Limited(2)	-	317,848
Mr. Dong Zhang(1)	-	799,000
Mr. Shoucheng Lei(1)	-	1,546,000
Mr. Qing Xu(1)	-	752,000
Deyun Shipping Group Co., Ltd.(1)	-	12,739
Beijing Hanpu Technology Co., Ltd.(3)	579,147	56,759
Mr. Guohua Zhang(1)	2,371,188	388,619
New Galion	4,000	-
Total	$2,976,902	$6,924,224

(1)	The balances represented working capital loan from related parties. As of October 31, 2022 and 2021, Topsheen Shipping Limited paid salaries of $nil and $3,040,099 for the Group, respectively. As of October 31, 2022 and 2021, Mr. Guohua Zhang provided $2,371,188 and $388,619 working capital loan to the group. The loans are non-interest bearing and due on demand.

(2)	On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $327,848. The unpaid balance of $317,848 as of October 31, 2021 was fully settled in 2022.

(3)

On May 20, 2022, Caravelle entered into a vessel purchase agreement with a related party — Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation with the total purchase price of approximately $0.5 million. The testing vessel was delivered to the Company on June 6, 2022. The balance represents unpaid balance of the above contract and other purchased fixed assets.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — RELATED PARTY TRANSACTIONS (continued)

(c)	Services provided by related parties*

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2022	2021	2020
Topsheen Shipping Limited	$67,394,526	$46,757,016	$28,308,612
Max Bright Marine Service Co. Ltd	2,526,064	1,961,665	3,011,397
Welly Focus Shipping Co. Limited	99,615	-	-
Top Wisdom Shipping Management Co. Limited	20,000	-	-
Nanjing Derun Shipping Co., Ltd	565,465	31,325	171,013
Top Legend Shipping Co. Limited	1,256,111	1,647,921	4,679,148
Total	$71,861,781	$50,397,927	$36,170,170

*	The Group generally leased vessels or incurred the related freight costs with the above related parties.

(d)	Services provided to related parties**

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2022	2021	2020
Shanghai Weisheng International Logistics Co., Ltd	$729,146	$1,065,779	$737,798
Nanjing Derun Shipping Co., Ltd	5,590	-	-
Topsheen Shipping Limited	142,531	-	-
Total	$877,267	$1,065,779	$737,798

**	The Group generally provided transportation service to the above related parties.

(e)	Loan secure provided by related parties

One related party provided guarantee for the repayment of the Group’s long-term loan. (See Note 7)

(f)	Strategic purchase contract with a related party

On April 20, 2022, Caravelle entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party. Pursuant to the contract, Caravelle shall purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) (the “Consideration”). The Consideration shall be paid by four instalments with the first payment (30% of the Consideration) payable on Caravelle’s acceptance of New Galion’s ship modification design report for the Systems. New Galion is responsible to deliver the first set of the Systems before July 1, 2022 and deliver the rest of equipment according to Caravelle’s shipment schedule. On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer to the delivery schedule of the first set of System to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion.

Note 9 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman

Caravelle is incorporated in the Cayman as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman.

Samoa

Topsheen Shipping Group Corporation was incorporated in Samoa. There is no income tax for income sourced or earned outside Samoa. Accordingly, the Company’s consolidated financial statements do not present any income tax provisions related to Samoa tax as all income was earned outside of Samoa.  If the Company had any income sourced to Samoa, it would be taxed at 27%.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — TAXES (continued)

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Topsheen Shipping is eligible and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity in Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval. The MSI-AIS approval was in November 2015 for a period of ten years. The impact of the tax exemption noted above decreased taxes by $4,266,324 $1,741,872 and $Nil for the years ended October 31, 2022, 2021 and 2020, respectively. The benefit of the tax exemption on net income per share (basic and diluted) were $0.09 per share, $0.03 per share and $Nil per share for the years ended October 31, 2022, 2021 and 2020, respectively.

i)	The components of the income tax provision are as follows:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2022	2021	2020
Current	11,584	1,905	1,568
Deferred	(341)	208	789
Total	11,243	2,113	2,357

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	October 31, 2022	October 31, 2021
Deferred tax liability:
Depreciation for tangible assets	$1,293	$1,634
Total	$1,293	$1,634

The Group’s income (loss) before income taxes consisted of:

	For the year ended October 31,
	2022	2021	2020
Non-Singapore	(1,334,643)	(575,352)	-
Singapore	24,942,800	10,834,087	(5,758,629)
Total	23,608,157	10,258,735	(5,758,629)

The following table reconciles the Singapore statutory rates to the Group’s effective tax rate for the years ended October 31, 2022, 2021 and 2020.

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2022	2021	2020
Singapore Statutory income tax rate	17.0%	17.0%	17.0%
Differential of local statutory tax rate	6.1%	-	-
Effect of preferential tax rate	(18.2)%	(17.0)%	(17.0)%
Non-taxable income	(5.1)%	-	-
Non-deductible items and others *	0.3%	0.02%	(0.04)%
Effective tax rate	0.10%	0.02%	(0.04)%

*	Non-deductible items and others represent excess expenses and losses not deductible for Singapore tax purpose.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — TAXES (continued)

(b)	Taxes payable

Taxes payable consist of the following:

	October 31, 2022	October 31, 2021

Income tax payable	$10,939	$1,905
Total taxes payable	$10,939	$1,905

Note 10 — SHAREHOLDERS’ EQUITY

Common stock

The Company was incorporated on February 28, 2022 to serve as a holding company. The Company’s authorized share capital is 500,000,000 ordinary shares of a par value of $0.0001 each. In connection with the SPAC Transaction on December 16, 2022, the Company issued 50 million ordinary shares in exchange for all outstanding ordinary shares of Caravelle Group.

Dividends

On December 23, 2021, Topsheen Shipping declared and paid dividends of $8,050,000, of which Topsheen Samoa received $4,910,500 and non-controlling shareholder received $3,139,500. Topsheen Samoa declared and paid dividends of $2,013,000, of which SGEX received $1,811,700 and non-controlling shareholder received $201,300. SGEX declared and paid dividends of $1,811,700 to Caravelle, which in turn declared and paid $1,811,700 to shareholders.

On May 25, 2022, Topsheen Shipping declared and paid dividends of $11,800,000, of which Topsheen Samoa received $7,198,000 and non-controlling shareholder received $4,602,000. Topsheen Samoa declared and paid dividends of $7,198,000, of which SGEX received $6,478,200 and non-controlling shareholder received $719,800.

During the year ended October 31, 2022, Topsheen Shipping declared and paid total dividends of $16,952,502, of which Topsheen Samoa received $8,289,902 and non-controlling shareholder received $ 8,662,600.

Purchase of a non-controlling shareholder’s interest

On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $327,848. As the result of the transaction, Topsheen Bulk became a 100% owned subsidiary of Topsheen Shipping.

2022 Incentive Plan

Caravelle has adopted the 2022 Share Incentive Plan (the “2022 Plan”), which provides for the issuance of up to an aggregate of 3,349,520 of its ordinary shares.

Note 11 — COMMITMENTS AND CONTINGENCIES

Contingencies

The Group may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Group can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Group, the Group believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on the Group’s consolidated financial position or results of operations or liquidity.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — COMMITMENTS AND CONTINGENCIES (continued)

Operating lease commitments

The Group signed various lease agreements to rent office space. The lease agreements will expire on September 30, 2023. Rent expense for the years ended October 31, 2022, 2021 and 2020 was $98,555, $64,894 and $61,930, respectively. As of October 31, 2022, the Group was obligated under operating leases for minimum rentals as follows:

Twelve months ending October 31	Minimum lease payment
2023	84,800
2024	66,144
2025	30,316
Total	$181,260

On April 20, 2022, Caravelle entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party. Pursuant to the contract, Caravelle shall purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) (the “Consideration”). The Consideration shall be paid by four instalments with the first payment (30% of the Consideration) payable on Caravelle’s acceptance of New Galion’s ship modification design report for the Systems. New Galion is responsible to deliver the first set of the Systems before July 1, 2022 and deliver the rest of equipment according to Caravelle’s shipment schedule. On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer to the delivery schedule of the first set of System to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion.

Note 12 — SEGMENTS

The Group identified two operating segments, including ocean transportation and heating business segments. The revenue by the two reportable segments were as follows:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2022	2021	2020
Ocean transportation	$185,349,630	$121,961,057	$78,351,448
Heating business	-	-	-
Total	$185,349,630	$121,961,057	$78,351,448

The Group’s CODM does not review the financial position by operating segments, thus no total assets or liabilities of each operating segment are presented.

Note 13 — SUBSEQUENT EVENTS

On December 16, 2022, the SPAC Transaction was completed and the Company became a publicly traded holding company listed on the Nasdaq Capital Market. Upon the Completion of the SPAC Transaction, the Company issued 2,719,579 ordinary shares to the SPAC shareholders. In connection with the SPAC Transaction, the Company also issued 55,000 ordinary shares to settle Pacifico’s convertible note of $500,000 at conversion price of $10 per share. As a result, the Company had 52,774,579 ordinary shares issued and outstanding immediately after the SPAC Transaction.

On December 30, 2022, Topsheen Shipping declared and paid dividends of $2,000,000, of which Topsheen Samoa received $1,220,000 and non-controlling shareholder received $780,000.

The Group renew the same operating lease agreement to rent office space on March 15, 2023. The lease agreements will expire on March 14, 2025 at the rent of Singapore $7,800 per month. The first payment of rent of Singapore Dollar 7,800 (or $5,512) per month for the period from March 15, 2023 to the April 14, 2023 was made in March, 2023.