Form 20-F
period 2023-10-31
Caravelle International Group
filed 2024-09-09
CIK 1928948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2023

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

#05-47 Paya Lebar Square

Singapore 409051

(65) 8304 8372
(Address of principal executive offices)

Hanxin Chang, Chief Executive Officer
60 Paya Lebar Road

#05-47 Paya Lebar Square

Singapore 409051

(65) 8304 8372
Email: hanxi.chang@htcoglobal.com
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of October 31, 2023, 52,774,579 ordinary shares were issued and outstanding.

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

“Amended and Restated Registration Rights Agreement” means the amended and restated registration rights agreement that certain holders of ordinary shares of the Caravelle, certain holders of Pacifico Common Stock, and the holders of the Private Units entered at the Closing.

“BDI” means the Baltic Dry Index, an index of the daily average of charter rates for key routes published by the Baltic Exchange Limited.

“Business Combination” means the Mergers and the other Transactions to be consummated under the Merger Agreement.

“Caravelle” means Caravelle International Group, a Cayman Islands exempted company, and the reporting person of this Annual Report of Form 20-F.

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

Risks Related to the International Shipping Industry

●	The cyclical nature of the shipping industry could have an adverse effect on Caravelle’s business.

●	Caravelle’s profitability and growth depend on the demand for shipping vessels and global economic conditions, and the impact of consumer confidence and consumer spending on shipping volume and charter rates. Charter hire rates for shipping vessels may experience volatility or increase, which would, in turn, adversely affect Caravelle’s profitability.

●	Outbreaks of epidemic and pandemic diseases, such as COVID-19 pandemic, and governmental responses thereto, could adversely affect Caravelle’s business.

●	If global economic conditions weaken, particularly in the Asia Pacific region, it could have a material adverse effect on Caravelle’s business, financial condition and results of operations.

●	An increase in trade protectionism globally could have a material adverse impact on Caravelle’s business and, in turn, could cause a material adverse impact on Caravelle’s business, financial condition, results of operations and cash flows.

●	Caravelle operates in a highly competitive international shipping industry and if Caravelle does not compete successfully with new entrants or established companies with greater resources, its shipping business growth and results of operations may be adversely affected.

●	Increases in marine fuel prices could increase Caravelle’s operating costs.

●	Increases in port fees and stevedoring expenses could increase Caravelle’s operating costs.

●	World events, including terrorist attacks and regional conflict, could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

●	Acts of piracy on ocean-going vessels may have a material adverse effect on Caravelle’s business, financial condition, cash flows, and results of operations.

●	Increased inspection procedures and tighter import and export controls could increase costs and disrupt Caravelle’s business.

●	Caravelle’s freights may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations or other governments.

Risks Related to Caravelle’s International Shipping Business

●	Caravelle operates carriers worldwide and, as a result, its business has inherent operational risks, which may reduce its revenue or increase its expenses, and Caravelle may not be adequately covered by insurance.

●	Caravelle charters vessels primarily from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s former Chief Shipping Officer, former director, top management member and key person at Topsheen Companies, and minority shareholder of TSGC.

●	Labor interruptions could disrupt Caravelle’s business.

●	Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on Caravelle’s business.

●	The smuggling of drugs or other contraband onto Caravelle’s freight may lead to governmental claims against Caravelle.

●	Caravelle needs to maintain its relationships with local shipping agents, port and terminal operators.

Risks related to Caravelle’s CO-Tech Business

●	Caravelle’s CO-Tech business has no operating history, and its project growth might not be realized.

●	Caravelle’s forecast regarding its CO-Tech business relies in large part upon assumptions and analyses developed by its management. If these assumptions and analyses prove to be incorrect, its actual operating results could suffer.

●	Caravelle expects its operating expenses to increase significantly in the future, which may impede its ability to achieve profitability.

●	Caravelle’s CO-Tech model is in the early stages, and it may not become profitable, if any all.

Risks related to Caravelle’s Overall Business

●	Caravelle’s new management team faces challenges during transitional period and there is uncertainty introduced by the new management’s strategic reassessment of Caravelle’s overall business.

●	It is not certain if Caravelle will be classified as a Singapore tax resident.

●	The ability of Caravelle’s subsidiaries and consolidated affiliated entities in Singapore and Samoa to distribute dividends to Caravelle may be subject to restrictions under Singapore and Samoa laws.

●	Caravelle may require additional capital to implement its business strategy, including developing its carbon-neutral shipping business and expanding its traditional international shipping operations and the reassessment of the company’s business portfolio and strategies due to the recent change of Caravelle’s executive management team and independent directors may also influence future capital needs.

●	Our employees may engage in misconduct or other improper activities, either during or before their service for us, including noncompliance with regulatory standards and requirements, which could expose us to potentially significant legal liabilities, reputational harm and have a material adverse effect on our business, results of operations or financial condition.

●	Caravelle may require additional capital to implement its business strategy, including to develop its business in carbon neutral shipping and to expand its traditional international shipping business, and it may need to raise additional funds in the future.

●	Caravelle’s business depends on ongoing relationships with entities controlled by former key executives, Dr. Guohua Zhang and Mr. Dong Zhang, despite their recent resignations although Mr. Dong Zhang continues to serve as a top management member and key person at the Topsheen Companies and holds a minority interest in TSGC.

●	Caravelle might not obtain and maintain sufficient insurance coverage, which could expose Caravelle to significant costs and business disruption.

●	Caravelle may be subject to litigation that, if not resolved in its favor, could have a material adverse effect on its business, financial condition, cash flows and results of operations.

●	The requirements of being a public company have increased certain of Caravelle’s costs and require significant management focus.

●	Because Caravelle generates most of the revenues in United States dollars but incurs a portion of the expenses in other currencies, exchange rate fluctuations could hurt the results of operations.

●	Global inflationary pressures could negatively impact Caravelle’s results of operations and cash flows.

●	Failure to comply with the U.S. sanction laws could result in fines, criminal penalties, and an adverse effect on Caravelle’s business.

●	Security breaches and disruptions to Caravelle’s information technology infrastructure (cyber-security) could interfere with its operations and expose it to liability, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

●	Caravelle is leveraged, which could limit its ability to execute its business strategy and Caravelle may be unable to comply with its covenants in its credit facilities that impose operating and financial restrictions on it, which could result in a default under the terms of these agreements.

●	The recent replacement of Caravelle’s management team may introduce uncertainties to the Group operations, strategies and future directions, and could materially affect the company’s financial conditions and operating results.

Risks Related to Caravelle and Investment in its Ordinary Shares

●	No assurances can be given that an active trading market for Caravelle’s Ordinary Shares will develop or of the market price of Caravelle Ordinary Shares.

●	Caravelle’s share price may be volatile and could decline substantially.

●	The sale or availability for sale of substantial amounts of Caravelle Ordinary Shares could adversely affect their market price.

●	Caravelle may issue additional ordinary shares or other equity or convertible debt securities without approval of the holders of Caravelle Ordinary Shares which would dilute existing ownership interests and may depress the market price of Caravelle Ordinary Shares.

●	Volatility in Caravelle’s share price could subject Caravelle to securities class action litigation.

●	The requirements of being a public company may strain Caravelle’s resources, divert Caravelle management’s attention and affect Caravelle’s ability to attract and retain qualified board members.

●	Recent market volatility could impact the share price and trading volume of the Caravelle’s securities.

●	It is not expected that Caravelle will pay dividends in the foreseeable future.

●	If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about Caravelle, the price and trading volume of Caravelle’s securities could decline significantly.

●	Caravelle is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to domestic public companies in the United States.

●	As an exempted company incorporated in the Cayman Islands, Caravelle is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if Caravelle complied fully with Nasdaq corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because Caravelle is an exempted company incorporated under the laws of the Cayman Islands, Caravelle conducts substantially all of its operations and a majority of its directors and executive officers reside outside of the United States.

●	Caravelle is an “emerging growth company,” as defined under the federal securities laws, and Caravelle cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Caravelle’s securities less attractive to investors.

●	Caravelle may be treated as a passive foreign investment company.

●	Caravelle may be treated as a U.S. corporation for U.S. federal income tax purposes.

●	The obligations associated with being a public company involve significant expenses and require significant resources and management attention, which may divert us from Caravelle’s business operations.

●	As a public reporting company, Caravelle is subject to rules and regulations established from time to time by the SEC regarding its internal control over financial reporting. If Caravelle fails to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, it may not be able to accurately report its financial results or report them in a timely manner.

●	There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq. If we are not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Markets, Nasdaq could delist our Ordinary Shares.

●	Caravelle may not be able to generate sufficient cash to service all its indebtedness and may be forced to take other actions to satisfy obligations under its indebtedness, which may not be successful.

●	Anti-takeover provisions contained in Caravelle’s amended and restated memorandum and articles of association, as well as provisions of Cayman law, could impair a takeover attempt.

●	Because Caravelle does not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

●	The future sales of shares by Caravelle’s shareholders and future exercise of registration rights may adversely affect the market price of the Caravelle Ordinary Shares.

●	A market for Caravelle’s securities may not continue, which would adversely affect the liquidity and price of its securities.

Risks Related to Caravelle’s Business

In addition to the other information included in this Report, the considerations listed below could have a material adverse effect on Caravelle’s business, financial condition, or results of operations, cash flows, or ability to pay dividends, prospects, or financial performance. The risks set forth below comprise all material risks currently known to Caravelle. These factors should be considered carefully, together with the information and financial data set forth in this Report.

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

The ocean-going shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Charter rates are impacted by various factors, including supplies of vessels, the level of global trade, exports from one part of the world to the other parts, demand for the seaborne transportation cargoes, and shipping capacity. High demand for shipping capacity and lower supply of shipping capacity could result in higher charter rates, which may adversely affect Caravelle’s profitability. The factors affecting the supply and demand for shipping vessels are outside of the control of Caravelle, and the nature, timing and degree of changes in industry conditions are unpredictable. The Baltic Dry Index, or the BDI, an index of the daily average of charter rates for key routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the vessel charter market and the performance of the entire shipping market, declined approximately 97.5% from its high of 11,793 in May 2008 to 290 on February 10, 2016, and has remained volatile since then. During the year ended December 31, 2021, the BDI rose to an average of 4,948 from an average of 1,066 in the previous year. However, in December 2022, the BDI had decreased to a daily average of 1,466, indicating a significant reduction in charter rates from the highs of 2021. As of more recent data from 2023, the BDI has continued to fluctuate. For example, in the first quarter of 2023, the BDI saw a low of around 530 in February, but it rebounded in subsequent months, demonstrating the ongoing volatility in the shipping market. A significant increase in charter rates, as indicated by a rising BDI, would adversely affect Caravelle’s profitability, cash flows, and ability to pay dividends, as higher charter rates would increase operational costs and potentially reduce margins.

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

Outbreaks of epidemic and pandemic diseases, such as the COVID-19 pandemic, and governmental responses thereto, could adversely affect Caravelle’s business.

Outbreaks of epidemic and pandemic diseases, along with governmental responses to such events, could adversely affect Caravelle’s business. While the COVID-19 pandemic has receded as an immediate threat due to widespread vaccination and easing of restrictions, it has had a lasting impact on the global economy, trade patterns, and the operational environment in which Caravelle operates. These changes could continue to materially affect Caravelle’s business, financial condition, cash flows, and results of operations.

Although most governments have lifted lockdowns and eased travel restrictions, the risk of new variants, localized outbreaks, or other public health crises remains. Such events could prompt renewed restrictions, disrupting global supply chains, trade routes, and Caravelle’s operations. Even as businesses return to normal, the global economy still faces challenges, including labor shortages, supply chain disruptions, and shifts in consumer behavior, all of which could impact the demand for Caravelle’s services.

Caravelle has adapted to operating in this new environment, but the potential for future public health emergencies could introduce new operational and financial risks. These include increased costs, logistical challenges, and potential interruptions in service due to health and safety measures. Moreover, the ongoing economic impact of the pandemic and potential future crises may continue to affect the financial stability of Caravelle’s customers and suppliers, further complicating operations.

The extent of any future public health crisis’s impact on Caravelle’s operations and financial performance will depend on various factors, including the severity of the outbreak, the effectiveness of governmental responses, the availability of medical interventions, and the resilience of the global economy. While Caravelle is taking steps to mitigate these risks, the potential for significant adverse effects on the company’s operations and financial condition remains.

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

In fiscal years 2023, 2022 and 2021, the cost of marine fuel accounted for approximately 28.5%, 21.9% and 24.3%of the Group’s total operating costs, respectively.

The cost of marine fuel is influenced by a variety of economic and political factors beyond Caravelle’s control, making it unpredictable and subject to fluctuation. These factors include geopolitical developments, the global supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC) and other oil-producing nations, as well as regional production patterns and environmental regulations.

Since February 2022, crude oil prices have experienced significant volatility. The Russia-Ukraine conflict initially caused prices to surge, reaching a peak of over $120 per barrel by mid-2022 due to concerns over supply disruptions and sanctions imposed on Russia, one of the world’s largest oil exporters. These sanctions and trade restrictions have introduced significant uncertainty in global energy markets. However, oil prices have since fluctuated, experiencing periods of decline due to factors such as increased production from other sources, shifts in global demand, and concerns over a potential economic slowdown.

As of 2023, crude oil prices have stabilized somewhat but remain elevated compared to pre-2022 levels. This sustained higher cost environment for fuel continues to pose risks for Caravelle. A significant increase in fuel prices could materially affect Caravelle’s profitability, cash flows, and ability to pay dividends, as higher fuel costs would directly increase operational expenses. Caravelle must continue to monitor these market conditions closely and consider potential strategies to mitigate the impact of fuel price volatility on its operations and financial performance.

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

Risks Related to Caravelle’s International Shipping Business

Caravelle operates carriers worldwide and, as a result, its business has inherent operational risks, which may reduce its revenue or increase its expenses, and Caravelle may not be adequately covered by insurance.

The international shipping industry is an inherently risky business involving global operations of ocean-going freight. Cargoes carried by Caravelle are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of the cargos carried by Caravelle. Any of these events may result in loss of revenue, increased costs and decreased cash flows to Caravelle.

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

Caravelle primarily charters vessels from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, Caravelle’s former Chief Shipping Officer and former director.

The Group charters vessels primarily from a related party - Topsheen Shipping Limited, a company controlled by a shareholder- Mr. Dong Zhang, Caravelle’s former Chief Shipping Officer until April 2, 2024, and as a director until July 9, 2024. He is also a top management member and key person at the Topsheen Companies, as well as a minority shareholder of TSGC. If Topsheen Shipping Limited terminates its business relationship with Caravelle, Caravelle has the risk that it might not be able to secure adequate vessel replacement in a timely manner or it is required to pay a higher charter rate for comparable vessel replacement, which could have a material adverse effect on Caravelle’s business, financial condition, cash flows and results of operations.

More generally, since Mr. Dong Zhang was a related party to Caravelle, the agreements previously negotiated between Caravelle and the entities he controls might not have been negotiated at arm’s length. It is possible the agreements are more favorable to Mr. Dong Zhang’s controlled entities than is industry standard, due to the possible conflicts of interest described above. On the other hand, it is also possible that the agreements are more favorable to Caravelle than is industry standard, in which case Caravelle may be unable to enter into agreements on similarly favorable terms with other vessel suppliers if Mr. Dong Zhang’s controlled entities terminate or change the agreement terms.

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

Caravelle’s CO-Tech business, originally planned for launch in the fourth quarter of 2023, has not commenced due to a lack of funding and other unfavorable market conditions. The new management team, which took over in the second and third quarters of 2024, is currently reassessing the feasibility and strategic fit of the CO-Tech business within Caravelle’s broader portfolio. As a result, there is significant uncertainty regarding whether the CO-Tech business will ever be launched.

Additionally, given Caravelle’s limited operating history, the likelihood of its success must be evaluated, especially in light of the risks, expenses, complications, delays and the competitive environment in which it operates. There is, therefore, no assurance that Caravelle’s business plan will prove successful. Caravelle will continue to encounter risks and difficulties frequently experienced by early-stage commercial companies, including in scaling its infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with its growth. In addition, its new CO-Tech business may not be able to become profitable as quickly as its traditional ocean shipping business has. There is no assurance Caravelle will continue to be able to generate revenue, raise additional capital when required or operate profitably.

Caravelle’s forecast regarding its CO-Tech business relies in large part upon assumptions and analyses developed by its previous management. If these assumptions and analyses prove to be incorrect, its actual operating results could suffer.

The forecasts regarding Caravelle’s CO-Tech business discussed in the 2022 Annual Report, developed by the previous management, were based on a set of assumptions that may no longer be valid under the current market conditions and strategic direction. The new management team is reviewing these assumptions, and any discrepancies between the initial projections and the current market reality could materially impact Caravelle’s financial performance. Factors such as securing sufficient capital, managing relationships with key suppliers, demand for products and services, competition, and regulatory changes all pose significant risks to the business. If the assumptions underlying the CO-Tech business prove incorrect, Caravelle’s actual operating results could be adversely affected.

Caravelle expects its operating expenses to increase significantly in the future, which may impede its ability to achieve profitability.

As Caravelle reassesses the CO-Tech business, it may incur significant operating expenses related to research and development, capital expenditures, and general and administrative costs. These expenses could increase further if the CO-Tech business model is altered or expanded. The company’s ability to achieve profitability will depend not only on successful marketing and sales but also on its ability to control these costs. Given the uncertainties surrounding the launch and viability of the CO-Tech business, there is a significant risk that Caravelle may not achieve profitability as quickly as anticipated.

Caravelle’s CO-Tech model is in the early stages and may not become profitable, if at all.

The CO-Tech business, which has not yet commenced operations, faces significant uncertainty regarding its profitability. Initially planned for an early 2023 launch, the business has experienced delays due to funding shortages, supply chain issues, and other external factors. As the new management reassesses the business, further delays or modifications to the model could occur. Even if the business is eventually launched, Caravelle may face challenges in achieving profitability due to unforeseen costs, market conditions, and operational hurdles.

Risk related to Caravelle’s Overall Business

Caravelle’s new management team faces challenges during transitional period and there is uncertainty introduced by the new management’s strategic reassessment of Caravelle’s overall business.

During the second and third quarters of 2024, Caravelle experienced significant changes in its executive management and board of directors, with the resignation of the prior management team, including the Chief Shipping Officer, Chief Strategic Officer, and all directors of the Company (except for Dr. Guohua Zhang, who remains a director and Chairman of the Board at Caravelle). The newly appointed management team, led by Hanxi Chang as Chief Executive Officer and Zi Xia as Chief Financial Officer, along with independent directors Xuanhua Xi, Christopher Renn, and Jing Sang, has limited experience working together as a cohesive unit.

While the new management team currently lacks substantial experience in the shipping industry and has limited experience in managing a U.S. public company, there is potential for improvement as the team becomes more familiar with Caravelle’s operations, industry, and regulatory environment. Nevertheless, Mr. Dong Zhang, the former Chief Shipping Officer and a former director of Caravelle, continues to be a top management member and key person at the Topsheen Companies and a minority shareholder of TSGC, which is 90% owned by Caravelle. Mr. Zhang’s deep experience and extensive relationships in the shipping industry will continue to add value to our management team. However, during this transitional period, the new management may make further adjustments to the team and reassess the company’s short- and long-term business portfolio and development strategies. These potential changes could lead to shifts in the company’s strategic direction, which may impact Caravelle’s operations, financial condition, and overall business performance. While these adjustments aim to position the company for future success, they also introduce uncertainty that could affect Caravelle’s ability to achieve its business objectives.

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

Caravelle may require additional capital to implement its business strategy, including developing its carbon-neutral shipping business and expanding its traditional international shipping operations and the reassessment of the company’s business portfolio and strategies due to the recent change of Caravelle’s executive management team and independent directors may also influence future capital needs.

Caravelle’s future funding requirements will depend on many factors, including the continued development of the carbon-neutral shipping business, the expansion of its traditional international maritime shipping operations, and the strategic decisions made by the new executive management team and independent directors. As they reassess the company’s business portfolio, there may be shifts in business strategy that could require additional capital.

In order to fund Caravelle’s capital expenditures, the company may need to incur borrowings or raise capital through the sale of debt or equity securities. However, Caravelle’s ability to borrow money and access capital markets through future offerings may be constrained by several factors, including:

●	Caravelle’s financial performance;

●	Strategic decisions and new priorities set by the new executive management and independent directors;

●	Caravelle’s credit ratings;

●	The liquidity of the overall capital markets;

●	General economic conditions and other contingencies and uncertainties; and

●	The state of the international maritime shipping industry.

There is no assurance that Caravelle will be able to obtain additional funds on acceptable terms, or at all. If Caravelle fails to secure the necessary funds for future capital expenditures, the company may be unable to implement its revised business strategies, including the development of its carbon-neutral shipping business and the expansion of its traditional shipping operations. As a result, Caravelle’s business, financial condition, cash flows, and results of operations could be adversely impacted.

Caravelle’s business depends on ongoing relationships with entities controlled by former key executives, Dr. Guohua Zhang and Mr. Dong Zhang, despite their recent resignations.

Caravelle’s future success remains significantly tied to its commercial relationships with entities controlled by Dr. Guohua Zhang, Caravelle’s director, founder and former Chief Executive Officer and interim Chief Financial Officer, and Mr. Dong Zhang, Caravelle’s former Chief Shipping Officer and former director. Both executives resigned from their positions in April and July of 2024, respectively, and Caravelle currently does not have a Chief Shipping Officer. Despite these changes, Caravelle continues to rely heavily on the expertise and services provided by entities controlled by Dr. Zhang and Mr. Zhang in its shipping operations and potential CO-Tech business. Additionally, Dong Zhang remains a top management member and key person at Topsheen Companies and holds a minority interest in TSGC, which is 90% owned by Caravelle.

If these relationships were to deteriorate or if Caravelle were to cease receiving services from these entities, the company could face significant challenges in replacing the specialized services and expertise they provide. This could result in operational disruptions, higher costs, or delays in business initiatives, which would materially and adversely affect Caravelle’s business, financial condition, and operational results. Additionally, potential conflicts of interest may arise due to the prior affiliations of Dr. Zhang and Mr. Zhang with the company, which could further complicate these commercial relationships and impact Caravelle’s strategic objectives.

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

As of October 31, 2023, Caravelle had $2,414,678 of outstanding indebtedness under its credit facilities and other borrowings.

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

The recent replacement of Caravelle’s management team may introduce uncertainties to the Group operations, strategies and future directions, and could materially affect the company’s financial conditions and operating results.

Prior to July 11, 2024, Dr. Guohua Zhang (“Dr. Zhang”), the Chairman of the Board of Directors and then Chief Executive Officer and interim Chief Financial Officer of the Company was the ultimate controlling shareholder of the Group, holding 67.14% beneficial ownership of Caravelle’s ordinary shares. On July 11, 2024, Dr. Zhang and an affiliate transferred 20,000,000 Ordinary Shares, representing 35.85% of the Company’s outstanding shares, to High-Trend. In connection therewith, Dr. Zhang resigned as Caravelle’s Chief Executive Officer and interim Chief Financial Officer effective July 8, 2024. Additionally, during July 2024, the prior executive management team of Caravelle including its Chief Strategic Officer and all directors of the Company (except for Dr. Zhang) resigned and were replaced by a new executive management team and directors, including Hanxi Chang as the Chief Executive Officer, Zi Xia as the Chief Financial Officer and a director, and each of Xuanhua Xi, Christopher Renn, and Jing Sang as independent directors.

The recent replacement of Caravelle’s management team may introduce uncertainties to the Group’s operations, strategies, and future directions, which could materially affect the company’s financial condition and operating results. The transition to new leadership may disrupt ongoing initiatives, alter strategic priorities, or result in the loss of institutional knowledge. Additionally, the integration of new management could lead to shifts in the company’s culture and operational approach, potentially impacting employee morale and productivity. These changes may also affect relationships with key stakeholders, including customers, suppliers, and investors, which could have a negative impact on the company’s performance. The full effect of these changes is currently unknown, but they present significant risks that could lead to volatility in the company’s financial outcomes and operational efficiency, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

Risks Related to Caravelle and its Ordinary Shares

No assurances can be given that an active trading market for Caravelle’s Ordinary Shares will develop or of the market price of Caravelle Ordinary Shares.

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

Even if Caravelle is successful in developing a public market, there may not be enough liquidity in such a market to enable shareholders to sell their ordinary shares. If a public market for the Caravelle Ordinary Shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. Caravelle cannot predict the extent to which investor interest in Caravelle will lead to the development of an active, liquid trading market. The trading price of and demand for the Caravelle Ordinary Shares and the development and continued existence of a market and favorable price for the Caravelle Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of Caravelle, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Caravelle Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of the Caravelle Ordinary Shares. Many of these factors and conditions are beyond control.

Caravelle’s share price may be volatile and could decline substantially.

The market price of the Caravelle Ordinary Shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in Caravelle’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in our quarterly or annual financial results and prospects of the company or other companies in the same industry;

●	changes in economic and financial market conditions;

●	the inability to obtain or maintain the listing of the Caravelle Ordinary Shares on Nasdaq;

●	the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, our ability to grow and manage growth profitably and retain our key employees;

●	coverage by or changes in financial estimates by securities or industry analysts or failure to meet their expectations;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	changes in the market valuations of other companies in the same industry;

●	announcements by Caravelle or its competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving Caravelle;

●	additions and departures of key personnel and senior management;

●	risks related to the organic and inorganic growth of the Combined Company’s business and the timing of expected business milestones;

●	the passage of legislation or other developments affecting Caravelle or its industry;

●	the trading volume of the Caravelle Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on Caravelle’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest;

●	the impact of epidemic and pandemic diseases, such as the COVID-19 pandemic, and governmental responses thereto, on the Combined Company’s business, financial condition and results of operations;

●	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events; and

●	the realization of some or all of the risks described in this section.

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

Caravelle is an exempted company incorporated under the law of the Cayman Islands, Caravelle conducts substantially all its operations and a majority of its directors and executive officers reside outside the United States. While its CEO, Hanxi Chang, and independent director Christopher Renn are U.S. citizens, its CFO and director, Zi Xia, and independent director Jing Sang reside in mainland China and independent director Xuanhua Xi resides in Hong Kong. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, and cost and time constraints, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against Caravelle or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Caravelle’s corporate affairs are governed by Caravelle’s amended and restated memorandum and articles of association, the Cayman Islands Companies Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of Caravelle’s directors to Caravelle under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of Caravelle’s shareholders and the fiduciary responsibilities of Caravelle’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. If Caravelle elects not to opt out of such extended transition period, which means that when a standard is issued or revised and Caravelle has different application dates for public or private companies, Caravelle, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make the comparison of Caravelle’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

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

There is also a risk that Caravelle may be treated as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. A non-U.S. corporation is generally considered a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the value, determined on the basis of a quarterly average, of its gross assets are considered “passive assets” (generally, assets that generate passive income). Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Cash is a passive asset for PFIC purposes, even if held as working capital. This determination is highly factual, and will depend upon, among other things, Caravelle’s market valuation and future financial performance. Because PFIC status is determined based on the composition of Caravelle’s income and assets annually and generally cannot be determined until the end of the taxable year, there can be no assurance that Caravelle will not be a PFIC for the current taxable year or any future taxable year. Accordingly, Caravelle is unable to determine whether Caravelle or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that Caravelle or any of its subsidiaries will not be treated as a PFIC for any taxable year. In the event that Caravelle meets the PFIC income or asset test for the current taxable year ending October 31, 2023, the “start-up exception” may not be available. Furthermore, if a U.S. Holder holds Caravelle Ordinary Shares and Caravelle is a PFIC during such U.S. Holder’s holding period, unless the U.S. Holder makes certain elections, Caravelle will continue to be treated as a PFIC with respect to such U.S. Holder, even if Caravelle ceases to be a PFIC in future taxable years.

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

The obligations associated with being a public company involve significant expenses and require significant resources and management attention, which may divert us from Caravelle’s business operations.

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

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq. If we are not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Markets, Nasdaq could delist our Class A Ordinary Shares.

Caravelle’s Ordinary Shares are currently listed on the Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding minimum stockholders’ equity, minimum market value, minimum share price, and certain corporate governance requirements.

2022 Form 20-F

On May 10, 2023, Caravelle received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, due to not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”), Caravelle is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of all required periodic financial reports with the SEC. Pursuant to the Nasdaq Listing Rules, Caravelle had 60 calendar days from the date of the Nasdaq notice to submit a plan of compliance to Nasdaq. Caravelle timely submitted a plan of compliance to Nasdaq and, on July 17, 2023, received a notice from Nasdaq granting it an exception to enable it to regain compliance with the Rule (the “Exception”). Pursuant to the Exception, Caravelle must file its 2022 Form 20-F for the period ended October 31, 2022, on or before August 28, 2023. In the event that Caravelle fails to satisfy these terms, Nasdaq would notify Caravelle of its determination to delist Caravelle’s Ordinary Shares, which determination may be appealed to Nasdaq’s Hearings Panel. Caravelle filed the 2022 Form 20-F on August 28, 2023 in compliance with the Exception.

Minimum Bid Requirement

On June 7, 2023, Caravelle received a notice from Nasdaq indicating its failure to maintain a minimum bid price of $1.00 for over the previous 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”) and granted Caravelle 180 calendar days to regain compliance with the Minimum Bid Requirement by October 22, 2023. On December 19, 2023, Nasdaq notified Caravelle that it granted Caravelle an additional 180 calendar day period until June 3, 2024, to regain compliance with the Minimum Bid Requirement.

On June 10, 2024, Caravelle received the determination letter from Nasdaq that for the 17 consecutive business days, from May 15, 2024, to June 7, 2024, the closing bid price of Caravelle’s Ordinary Shares had been at $1.00 per share or greater. Accordingly, Caravelle regained compliance with the Minimum Bid Requirement.

On July 26, 2024, Caravelle received a deficiency letter from Nasdaq notifying Caravelle that, for the last 33 consecutive business days, the closing bid price for Caravelle’s Ordinary Shares had been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). Under Rule 5810(c)(3)(A), Caravelle has been provided a compliance period of 180 calendar days, until January 22, 2025, to regain compliance. If at any time during this 180-day period the closing bid price of Caravelle’s Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days, Caravelle regains compliance with Nasdaq Rule 5550(a)(2). In the event Caravelle does not regain compliance in the first compliance period, it may be eligible to apply for an additional 180 calendar days to regain compliance. To qualify, Caravelle will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement. Caravelle will also need to provide written notice of its intention to cure the deficiency during the second compliance period. However, if it appears to the NASDAQ staff that Caravelle will neither be able nor otherwise eligible to cure the deficiency, it may be subject to delisting by NASDAQ. Caravelle intends to actively monitor the closing bid price for its Ordinary Shares and is in the process of considering available options to resolve the deficiency and regain compliance with Rule 5550(a)(2).

2023 Interim Report

On November 14, 2023, Caravelle received a notice from Nasdaq indicating that Caravelle failed to file its interim financial statements for the six-month period ended April 30, 2023, and that Caravelle no longer complied with Nasdaq’s Listing Rule 5250(c)(1) for continued listing. Pursuant to the Nasdaq Listing Rules, Caravelle has 60 days, or until January 16, 2024, to submit a plan to Nasdaq to regain compliance and can be granted an exception of up to 180 calendar days from the Filing’s due date, or until April 29, 2024, to regain compliance upon Nasdaq’s acceptance of the Compliance Plan. On February 29, 2024, Caravelle issued a press release announcing its unaudited and unreviewed financial results for the six months ended April 30, 2023, and furnished a copy of the press release as an exhibit to a report on Form 6-K furnished with the SEC on the same date.

2023 Form 20-F

On March 25, 2024, Nasdaq notified Caravelle of its failure to file its Annual Report on Form 20-F for the fiscal year ended October 31, 2023, and that Caravelle no longer complied with Nasdaq’s Listing Rule 5250(c)(1) for continued listing. Pursuant to the Nasdaq Listing Rules, Caravelle had 60 calendar days from the date of the Nasdaq notice to submit a plan of compliance to Nasdaq. Caravelle submitted a plan of compliance to Nasdaq on May 25, 2024. On June 10, 2024, Nasdaq notified Caravelle that, after its review of the materials provided by Caravelle on May 24, 2024, Nasdaq determined to grant Caravelle an exception to file its Annual Report on Form 20-F for the fiscal year ended October 31, 2023, by September 10, 2024 (the “2023 Exception”), to enable Caravelle to regain compliance with Nasdaq Listing Rule 5250(c)(1). If Caravelle does not satisfy these terms, Nasdaq will provide written notification that the Company’s securities will be delisted.

Upon filing this Annual Report on Form 20-F dated as of the date hereof, Caravelle believes that it will have complied with the 2023 Exception and thus will have regained compliance with Nasdaq’s Listing Rule 5250(c)(1) for continued listing.

However, we cannot provide assurance that we will remain compliant with the Minimum Bid Requirement or other continued listing requirements. If Nasdaq delists our ordinary shares from trading on its exchange due to incompliance, we could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that the Ordinary Shares is a “penny stock” which will require brokers trading in the Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Upon delisting from Nasdaq, our Ordinary Shares may be traded, if at all in the over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on securities exchanges such as Nasdaq. Many OTC stocks trade less frequently and in smaller volumes than exchange-listed Stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the values of OTC stocks are often more volatile than exchange-listed stocks. Additionally, institutional investors are often prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

In addition, if our Ordinary Shares are delisted, your ability to transfer or sell your Ordinary Shares may be limited and the value of those securities will be materially adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

Caravelle is an exempted company that was incorporated under the laws of the Cayman Islands on February 28, 2022, as a holding company for Caravelle Group and Pacifico following the consummation of the Business Combination. Caravelle and its subsidiaries (together the “Group”) are an international operator of ocean transportation services.

Recent Development

Private Placement of Senior Notes and Warrants

On January 10, 2024, Caravelle closed a private placement financing involving the issuance of senior secured convertible promissory notes and accompanying warrants to the note holders. The notes and warrants were issued pursuant to a series of transaction documents (collectively, the “Senior Notes Transaction Documents”), including the Securities Purchase Agreement, the Senior Secured Original Issue 15% Discount Convertible Promissory Note (the “Note”), the Common Share Purchase Warrants (the “Warrants”), and the Security Agreement. These agreements were executed by Caravelle and certain investors (the “Investors”) on January 5, 2024, to issue and sell $1.5 million of securities as an advance payment for the initial tranche of $3.3 million in a private placement of up to $6.8 million. The remaining $1.8 million of the initial tranche will be paid to Caravelle upon satisfaction of certain post-closing conditions as outlined in the Securities Purchase Agreement.

The Note has an 18-month maturity and will be convertible into Caravelle’s Ordinary Shares at an initial conversion price of $1.00 per share, subject to adjustment as specified in the Note. The Note is repayable in cash upon maturity, but the Investors have the option to convert the Note into ordinary shares under the conditions set forth in the agreement. The Note also includes certain prepayment options and participation rights. The private placement is subject to customary closing conditions. Additionally, the Investors were granted five-year warrants equal to 50% of the funded amount at an initial exercise price of $1.00 per share, subject to adjustment.

On August 8, 2024, Caravelle and the Investors mutually agreed to terminate all terms and provisions of the Senior Notes Transaction Documents by entering into a Termination Agreement and a Note and Warrant Purchase Agreement. Pursuant to these agreements, Caravelle will buy back the $1.5 million Senior Secured Original Issue 15% Discount Convertible Promissory Note, and the Warrants have been cancelled and terminated.

Change of Management

Prior to July 11, 2024, Dr. Guohua Zhang, Caravelle’s founder and Chairman of the Board, and the then Chief Executive Officer, and interim Chief Financial Officer, was the beneficial owner of 67.14% of Caravelle’s Ordinary Shares (through various entities controlled by him that directly held Caravelle’s Ordinary Shares). As such, Dr. Zhang was the ultimate controlling shareholder of the Group. On July 11, 2024, Dr. Zhang’s beneficial ownership of Caravelle’s Ordinary Shares was reduced to 31.29% due to the transfer of 20,000,000 Ordinary Shares beneficially held by him to High-Trend Holdings USA LLC (“High-Trend”) pursuant to a series of agreements between Dr. Zhang, his affiliates and High-Trend. In connection therewith, Dr. Zhang resigned as Caravelle’s Chief Executive Officer and interim Chief Financial Officer effective July 8, 2024.

During the second and third quarters of 2024, the prior executive management team of Caravelle including its Chief Shipping Officer, Chief Strategic Officer and all directors of the Company (except for Dr. Guohua Zhang, who remains a director and Chairman of the Board at Caravelle) resigned and were replaced by a new executive management team and directors, including Hanxi Chang as the Chief Executive Officer, Zi Xia as the Chief Financial Officer and a director, and Xuanhua Xi, Christopher Renn, and Jing Sang as independent directors.

Please refer to Item 6. Directors, Senior Management and Employees on page 47 for further details.  See also “Risk Factors – Risk related to Caravelle’s Overall Business - Caravelle’s new management team faces challenges during transitional period and there is uncertainty introduced by the new management’s strategic reassessment of Caravelle’s overall business” on page 11 and “Risk Factors – Risk related to Caravelle’s Overall Business - The recent replacement of Caravelle’s management team may introduce uncertainties to the Group operations, strategies and future directions, and could materially affect the company’s financial conditions and operating results.” on page 15.

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

Historically, on April 19, 2021, Caravelle formed a wholly owned subsidiary SGEX Group Co., Ltd (“SGEX”) in the British Virgin Islands. On October 8, 2021, SGEX acquired 90% interest in Topsheen Shipping Group Corporation (“TSGC”), a company incorporated in Samoa in 2012. In 2016, TSGC acquired a 51% ownership interest in Topsheen Shipping Singapore Pte. Ltd., a Singapore company that has been operating in the international shipping business since 2015 (“TSS”), and further increased its ownership interest to 61% in 2019. In March 2019, Topsheen Bulk Singapore Pte. Ltd, a Singapore company (“TBS,” and together with TSGC and TSS, the “Topsheen Companies”) was formed. In June 2019, TSS obtained 60% of TBS’s shares, and subsequently, in October 2021 purchased the rest 40% of shares from Keen Best Shipping Co., Limited, a company controlled by Mr. Dong Zhang, formerly a director and Chief Shipping Officer of Caravelle.

While establishing a strong foothold in the international shipping services business, Caravelle intended to launch its planned new carbon-neutral ocean technology (“CO-Tech”) business. As part of this plan, on June 12, 2020, Singapore Garden Technology Pte. Ltd. (“Singapore Garden”) was formed to operate the proposed CO-Tech business. On August 3, 2021, SGEX became 100% owner of Singapore Garden. For more information regarding Caravelle’s CO-Tech business, see “Item 4. Information on the Company – B. Business Overview – The CO-Tech Solution – Current Status” on page 30 and “Risk Factors - Risks related to Caravelle’s CO-Tech Business” beginning on page 10.

Since Caravelle’s businesses are effectively controlled by the same group of shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of Caravelle and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

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

Caravelle’s business comprises the traditional business in international shipping, operated by the Topsheen Companies, which has generated all Caravelle’s revenues. Caravelle previously planned to launch the CO-Tech business, which is expected to enable wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Despite its initial promise, the CO-Tech business has faced significant delays due to a lack of funding.  As of the date hereof, the CO-Tech business remains in the conceptual phase, with no operational history or revenue generation. There have been strategic reassessments of the future of the CO-Tech business following a management change in July 2024. The new management is currently reevaluating the feasibility and strategic fit of the CO-Tech model within Caravelle’s broader business portfolio. Consequently, the business may undergo substantial modifications or be deferred indefinitely depending on the outcome of this evaluation.

Caravelle is headquartered in Singapore. Currently, Caravelle derives the majority of its revenue from shipping for customers in Asia, such as Singapore, Dubai, Korea, Japan, and India. In both fiscal years 2023 and 2022, Caravelle derived more than 67% of its revenues from customers outside of China, and all of the cash transfer payments between Caravelle and its customers are between banks outside China, Hong Kong and Macau.

Caravelle’s International Shipping Business

Currently, Caravelle derives substantially all of its revenue from its global international shipping and logistics support services, where it expects steady growth. Caravelle operates its international shipping and logistics services through its subsidiaries: Topsheen Shipping Singapore Pte. Ltd. and Topsheen Bulk Singapore Pte. Ltd. Its international shipping services generated revenues of $95,257,538 for the year ended October 31, 2023, a decrease of 48.6% compared with its revenues of $185,349,630 for the year ended October 31, 2022. Its international shipping services generated revenues of $185,349,630 in the year ended October 31, 2022, an increase of 52.0% compared with its revenues of $121,961,057 in the year ended October 31, 2021.

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

The CO-Tech Solution

The Group previously expected to launch the CO-Tech business in the fourth quarter of 2023. The proposed CO-Tech business envisions the utilization of waste heat generated by shipping vessels during maritime transport to dry timber, which would otherwise require energy-intensive onshore facilities. This approach promised to significantly reduce carbon emissions compared to traditional methods and offered the potential to generate additional revenue streams from the production of wood vinegar and carbon trading credits. For more details about the CO-Tech business originally proposed, please refer to the Annual Report on Form 20-F filed by Caravelle with the SEC on August 28, 2023 (the “2022 Annual Report”).

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

In addition, based on a study by our founder, Dr. Zhang, we believe most of the wood desiccation productivity employs the traditional steam drying method, which burns fossil fuels and releases greenhouse gases and other harmful gases, including SO₂, a major contributor to acid rain and soil acidification. The environmental challenges faced by the wood desiccation industry are also in need of effective solutions. Currently, we are not aware of any kiln wood drying during the maritime shipping voyage, utilizing the waste heat and gas collected from the vessel’s diesel engine.

The CO-Tech business was conceived as a pioneering venture aimed at integrating Caravelle’s international shipping operations with carbon-neutral wood desiccation and carbon trading. The initiative was based on the promising potential to capitalize on the global shift towards environmentally sustainable practices, particularly within industries that traditionally rely on high carbon emissions. Caravelle considered the following factors in its strategic planning of CO-Tech business:

1.	Environmental and Market Trends: The CO-Tech business was aligned with global trends toward sustainability, driven by increasing regulations and corporate commitments to achieving carbon neutrality. Caravelle identified a market opportunity in offering a greener alternative to traditional wood drying methods, which would appeal to customers and investors seeking to reduce their environmental impact.

2.	Symbiosis with Existing Operations: Caravelle’s existing international shipping business provided a solid foundation for the CO-Tech model. By integrating wood desiccation with maritime transport, the company sought to maximize the efficiency of its shipping operations while adding value through the production of dried wood and wood vinegar. This approach leveraged Caravelle’s shipping expertise and infrastructure, creating synergies between its traditional and new business lines.

3.	Economic Viability: Initial projections indicated that the CO-Tech business could generate significant revenue, with estimates of $19.5 million per vessel annually, derived from wood drying, wood vinegar production, and carbon trading based on Caravelle’s peer reviewed experimental data, assuming four (4) voyages each year, a ship with a loading capacity of 30,000 cubic meters is expected to add $19.5 million of total per ship revenue each year. This revenue potential was seen as a way to hedge against the cyclical nature of the shipping industry, providing a more stable and diversified income stream.

4.	Technological Innovation: Caravelle’s founder, Chairman of the Board and former CEO and interim CFO, Dr. Guohua Zhang, holds multiple patents and filed applications for multiple patents in China relating to desiccation technology, and licensed these patents and the patents under application to Caravelle to use in its CO-Tech business with no consideration.

Current Status:

Despite its initial promise, the CO-Tech business has faced significant delays due to a lack of funding. As of the date hereof, the CO-Tech business remains in the conceptual phase, with no operational history or revenue generation. There have been strategic reassessments of the future of the CO-Tech business following a management change in July 2024. The new management is currently reevaluating the feasibility and strategic fit of the CO-Tech model within Caravelle’s broader business portfolio. Consequently, the business may undergo substantial modifications or be deferred indefinitely depending on the outcome of this evaluation.

Competitive Advantages

International Shipping Services

●	Established Shipping Track Record in Key Geographic Markets. With a solid presence in Asia, including offices located in Singapore and Shanghai, two of the largest hubs of the international shipping business, Caravelle maintains a strong presence and local business relationships with critical suppliers and customers in geographic regions that have been key to shipping demand growth.

●	Strong Balance Sheet Positioned for Additional Growth. Caravelle has a well-capitalized balance sheet and has maintained its liquidity position throughout the 2020 downturn in shipping markets through prudent financial and risk management. Caravelle’s moderate financial leverage, together with its current expectation of continued access to bank financing, has strongly positioned Caravelle to take advantage of further growth opportunities.

●	Experienced management team. Caravelle has an experienced team. Each management team member of the Topsheen Companies has over ten years of experience in international shipping. Mr. Dong Zhang, a veteran in the shipping industry, is a top management member and a key person of Topsheen Companies. He is also a minority shareholder of Topsheen Shipping Group Corporation, which is 90% owned by Caravelle. Mr. Zhang’s deep experience and extensive relationships with ship owners, shippers, lenders, insurers, and other industry participants help ensure the smooth operation of the international shipping sector.

●	Large cargo contracts base and strong relationships with key counterparties. Caravelle has entered into a significant portfolio of cargo contracts. Caravelle has also established strong long-term global relationships with shipping companies, shipyards, trading houses, and shipping brokers. Thus, Caravelle has been able to match demands with supplies in a timely and efficient manner. In addition, a large cargo contracts portfolio helps Caravelle to better position its routes geographically to mitigate market uncertainty and volatility.

●	Endurance during the COVID-19 Crises. Caravelle has weathered the challenges during the COVID-19 pandemic period, including lockdowns, shortages of ocean shipping capacity, traffic jams at ports, and labor shortages. Its international shipping services generated revenues of $95,257,538 in the year ended October 31, 2023, a decrease of 48.6% compared with its revenues of $185,349,630 in the year ended October 31, 2022. Its international shipping business generated revenues of $185,349,630 in the year ended October 31, 2022, an increase of 52.0% as compared with its revenues of $121,961,057 in the year ended October 31, 2021.

Business Strategies

International Shipping

Caravelle’s primary objectives are to profitably grow its business and to maintain and enhance its position as a successful operator of shipping carriers. The key elements of Caravelle’s strategies are:

●	Continue to expand routes across the globe. Caravelle plans to further expand its routes to better meet the needs of its clients and explore new business opportunities. North America and Europe are among the largest consumer markets, and also important geographical regions for the shipping industry. Caravelle expects to continue to add additional routes and increase shipping volume in Southeast Asia, Africa, China and South America.

●	Expand Caravelle’s basis of ship chartering. Caravelle expects to continue to seek growth opportunities in the shipping business. While Caravelle is maintaining good business relationships with a number of reputable ship owners from which Caravelle charters vessels, Caravelle expects to establish additional business relationships with more ship owners and expand Caravelle’s business horizon. When evaluating expansion plans, Caravelle will consider and analyze, among other things, its cash flow and liquidity position, the demand in the international shipping business markets, and the number of available vessels in the charter markets.

●	Continue to grow Caravelle’s client base. Caravelle is considering exploring business opportunities in emerging markets, especially Southeast Asian countries in the next few years. Caravelle may also consider diversifying its bulk shipping categories, such as steel, to take in more clients.

●	Sharpen Caravelle’s competitive edge with the transshipment services. Caravelle intends to solidify its inland African key node presence as basecamps for its transshipment services, which demonstrates the depth of its services and distinguishes it from its peers. Caravelle plans to pursue a similar approach in other geographic areas to strengthen its business competitiveness.

CO-Tech Business

Caravelle previously proposed to launch the CO-Tech business as discussed above and in the 2022 Annual Report. However, despite its anticipated benefits and promises, it has faced significant delays due to a lack of funding. As of the date hereof, the CO-Tech business remains in the conceptual phase, with no operational history or revenue generation. There have been strategic reassessments of the future of the CO-Tech business following a management change in July 2024. The new management is currently reevaluating the feasibility and strategic fit of the CO-Tech model within Caravelle’s broader business portfolio. Consequently, the business may undergo substantial modifications or be deferred indefinitely depending on the outcome of this evaluation.

Management of Operations

General Management

Overall responsibility for the oversight of the management of Caravelle rests with its board of directors. Caravelle Board and management team consist of experienced and versatile professionals that can meet the needs of its core business and daily operations. Caravelle conducts all of the financial and administrative management of its business by itself, and contracts for human resources, legal, tax and other specialist advice from reputable, arm’s length service providers when required.

Caravelle maintains a flat and function-oriented management structure. In the second and third quarters of 2024, Caravelle has undergone a significant transformation in its leadership team, bringing in a new cadre of experienced professionals to guide the company through its next phase of growth. Effective July 8, 2024, Dr. Zhang was replaced by Hanxi Chang as the CEO and by Zi Xia as the CFO. The Board of Directors also welcomed three new independent directors: Xuanhua Xi, Christopher Renn, and Jing Sang. Ms. Xi will also serve as the Chairman of the Audit Committee, leveraging her extensive experience in financial management and investment banking. See also “Risk Factors – Risk related to Caravelle’s Overall Business - Caravelle’s new management team faces challenges during transitional period and there is uncertainty introduced by the new management’s strategic reassessment of Caravelle’s overall business.” on page 11 and “Risk Factors – Risk related to Caravelle’s Overall Business - The recent replacement of Caravelle’s management team may introduce uncertainties to the Group operations, strategies and future directions, and could materially affect the company’s financial conditions and operating results.” on page 15.

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

Customers

The customer base of Caravelle’s international shipping business is mainly located in Asia but diversified across different Asian countries, such as Singapore, Dubai, Korea, Japan, and India. In the fiscal years 2023, 2022 and 2021, Caravelle derived more than 67% of its revenues from customers outside of China, and 100% of the cash transfer payments between Caravelle and its customers are between banks outside China, Hong Kong and Macau.

Caravelle does not rely significantly on any particular customer. For the year ended October 31, 2023, one customer accounted for approximately 15% of the Caravelle’s total revenues. For the year ended October 31, 2022, and 2021, no customer accounted for more than 10% of Caravelle’s total revenues. As of October 31, 2023, three customers accounted for approximately 23%, 17% and 10% of the Caravelle’s accounts receivable, respectively. As of October 31, 2022, two customers accounted for approximately 30% and 25% of Caravelle’s accounts receivable, respectively. As of October 31, 2021, two customers accounted for approximately 16% and 12% of Caravelle’s accounts receivable, respectively.

Suppliers

Caravelle’s key suppliers include the shipowners from whom it charters vessels and timber producers. Although Topsheen Shipping Limited supplies most of the ships for Caravelle’s shipping business, Caravelle also maintains long-term cordial relationships with other ship owners.

For the years ended October 31, 2023, 2022 and 2021, one related party supplier Topsheen Shipping Limited accounted for approximately 24%, 42.5% and 44% of Caravelle’s total purchases. As of October 31, 2023, two suppliers accounted for approximately 50% and 46% of the Caravelle’s total accounts payable, respectively. As of October 31, 2022, one supplier accounted for approximately 92% of Caravelle’s total accounts payable. As of October 31, 2021, one supplier accounted for approximately 98% of Caravelle’s total accounts payable.

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

Shipping + Wood Drying + Carbon Trading = Carbon Neutral Ocean Technology Industry

The shipping, wood drying, and carbon trading business lines integrate into Caravelle’s innovative proposed new business, the carbon neutral ocean technology business or CO-Tech business. This emerging industry and the solutions Caravelle promise to provide are expected to add value to the maritime transport process by recycling energy and achieving economic value and carbon neutrality. As of October 31, 2022, Caravelle’s CO-Tech business has yet to be launched, has no historical operations and has yet to generate revenues.

Caravelle’s first proposed CO-Tech project is a carbon neutral solution for wood desiccation over the maritime shipping process, which is expected to achieve both economic and environmental value through the integration of the wood drying and maritime transport industries. Caravelle anticipates using its technology to recycle energy for wood drying by harvesting waste heat from shipping vessels’ engines. This process is expected to be more energy-efficient and environmentally friendly because it eliminates the need to burn fossil fuels in the wood drying process. Caravelle’s tests show that this maritime wood desiccation process reduces carbon emissions by over 80% compared with the traditional onshore wood desiccation model, and reduces energy costs at the same time. An industry-standard traditional coal-burning drying kiln with an annual desiccation capacity of 10,000 cubic meters wood emits approximately 40 kg of smog, 1,900 cubic meters of CO2, 45 cubic meters of SO2, and other greenhouse gas and pollutants including NO and other substances. By collecting and utilizing the waste gas and heat from the vessel, the CO-Tech eliminates the need for burning fossil fuel for wood desiccation, and thereby reducing the pollutants and greenhouse gas emission mentioned above.

Caravelle previously expected to launch the CO-Tech business in the CO-Tech model is expected to save time for drying, loading and unloading, shorten the delivery time of the entire industry chain by up to 50%, and reduce costs by at least 40%, per Caravelle’s experiments in peer reviewed research. Caravelle’s business model is expected to add value to the wood processing industry by full utilization of time spent on shipping and space on the vessels during shipping. The traditional wood drying business model typically spans multiple steps, including harvesting, onshore drying before being loaded on the vessels, loading and waiting at the port, shipping (about 45 days from Africa to China, and 14 days from Southeast Asia to China), customs clearance at the port, drying onshore if not dried prior to shipping, and arriving at the wood processing sites of dried wood purchasers. The entire timespan can take up to 90 days and shipping takes a large part of the time. In contrast, Caravelle’s CO-Tech vessels can dry the timber during transportation (15-45 days), depending on the tonnage, energy consumption, and other conditions of the vessel, thereby saving the time for onshore drying. Under the traditional model using a drying kiln, the market price for drying 1 cubic meter of wood is $60 to $100. In contrast, for a vessel already equipped with the CO-Tech desiccation equipment, which costs approximately $4.8 million and is expected to last ten years, it takes no additional cost in labor or fuel relative to traditional ocean shipping of wood to dry the wood, since the labor and fuel required for traditional ocean shipping would have then been repurposed to also accomplish wood drying, at the same place and the same time of shipping. A vessel covering the Afro-China line is expected to carry 40,000 cubic meters of wood per voyage and is expected to ship timber from Africa to China twice a year. Thus, each cubic meter of timber costs approximately $6 for Caravelle to desiccate. This cost includes only the depreciation and amortization expenses of the CO-Tech desiccation equipment since no additional fuel, labor, or other costs are required relative to traditional ocean shipping of wood. Compared with the traditional approach, the CO-Tech model significantly reduces the costs.

While the CO-Tech model is expected to contribute seaborne wood desiccation capacity in addition to the traditional drying kilns on land, it is also designed to respond to the global consensus that arose from the Paris Agreement to reduce carbon emissions. By recycling the waste heat and gas generated by the vessel engines, the CO-Tech model is expected to save approximately 400 kilograms of carbon emissions per cubic meter of wood dried compared with the traditional drying model that burns coal.

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

C. Organizational structure

Corporate Structure of Caravelle

The following diagram depicts Caravelle’s current organizational structure. Unless otherwise indicated, equity interests depicted in this diagram are held at 100%.

Upon consummation of the Business Combination, Caravelle Group became a wholly owned subsidiary of Caravelle. Caravelle was incorporated on February 28, 2022 under the laws of the Cayman Islands for the purpose of effecting the Business Combination and to serve as the publicly traded holding company for Caravelle Group.

D. Property, Plants and Equipment

Caravelle leases the properties for its principal executive office, which is located on 60 Paya Lebar Road, #05-47 Paya Lebar Square, Singapore 409051, (65) 8304 8372. We believe that our existing facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

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

A. Operating Results

Overview

Caravelle International Group, or Caravelle, and its subsidiaries (collectively, the “Group”) is an international operator of ocean transportation service. It is engaged in the seaborne transportation service under voyage contracts as well as vessels service for and on behalf of ship owners. Caravelle’s Ocean Transportation business is conducted through its subsidiaries – Topsheen Shipping Singapore Pte. Ltd. and Topsheen Bulk Singapore Pte. Ltd.

Caravelle is engaged in the seaborne transportation service under voyage contracts as well as vessel services for vessels for and on behalf of ship owners. For the years ended October 31, 2023, 2022 and 2021, the Group’s revenues were approximately $95.3 million, $185.3 million and $122.0 million, respectively. For the year ended October 31, 2023, we had net loss of approximately $15.8 million. For the years ended October 31, 2022, and 2021, we had net income of approximately $23.6 million and $10.3 million, respectively.

Recent Development

Private Placement of Senior Notes and Warrants

On January 10, 2024, Caravelle closed a private placement financing involving the issuance of senior secured convertible promissory notes and accompanying warrants to the note holders. The notes and warrants were issued pursuant to a series of transaction documents (collectively, the “Senior Notes Transaction Documents”), including the Securities Purchase Agreement, the Senior Secured Original Issue 15% Discount Convertible Promissory Note (the “Note”), the Common Share Purchase Warrants (the “Warrants”), and the Security Agreement. These agreements were executed by Caravelle and certain investors (the “Investors”) on January 5, 2024, to issue and sell $1.5 million of securities as an advance payment for the initial tranche of $3.3 million in a private placement of up to $6.8 million. The remaining $1.8 million of the initial tranche will be paid to the Company upon satisfaction of certain post-closing conditions as outlined in the Securities Purchase Agreement.

The Note has an 18-month maturity and will be convertible into the Company’s Ordinary Shares at an initial conversion price of $1.00 per share, subject to adjustment as specified in the Note. The Note is repayable in cash upon maturity, but the Investors have the option to convert the Note into ordinary shares under the conditions set forth in the agreement. The Note also includes certain prepayment options and participation rights. The private placement is subject to customary closing conditions. Additionally, the Investors were granted five-year warrants equal to 50% of the funded amount at an initial exercise price of $1.00 per share, subject to adjustment.

On August 8, 2024, the Company and the Investors mutually agreed to terminate all terms and provisions of the Senior Notes Transaction Documents by entering into a Termination Agreement and a Note and Warrant Purchase Agreement. Pursuant to these agreements, Caravelle will buy back the $1.5 million Senior Secured Original Issue 15% Discount Convertible Promissory Note, and the Warrants have been cancelled and terminated.

Change of Management

Prior to July 11, 2024, Dr. Guohua Zhang, the Company’s founder and Chairman of the Board, and the then Chief Executive Officer, and interim Chief Financial Officer, was the beneficial owner of 67.14% of Caravelle’s Ordinary Shares (through various entities controlled by him that directly held Caravelle’s Ordinary Shares). As such, Dr. Zhang was the ultimate controlling shareholder of the Group. On July 11, 2024, Dr. Zhang’s beneficial ownership of the Company’s Ordinary Shares was reduced to 31.29% due to the transfer of 20,000,000 Ordinary Shares beneficially held by him to High-Trend Holdings USA LLC (“High-Trend”) pursuant to a series of agreements between Dr. Zhang, his affiliates and High-Trend. In connection therewith, Dr. Zhang resigned as the Company’s Chief Executive Officer and interim Chief Financial Officer effective July 8, 2024. Dr. Zhang remains a director and the Chairman of the Board at Caravelle.

During the second and third quarters of 2024, the prior executive management team of the Company including its Chief Shipping Officer, Chief Strategic Officer and all directors of the Company (except for Dr. Zhang) resigned and were replaced by a new executive management team and directors, including Hanxi Chang as the Chief Executive Officer, Zi Xia as the Chief Financial Officer and a director, and Xuanhua Xi, Christopher Renn, and Jing Sang as independent directors.

Please refer to “Item 6. Directors, Senior Management and Employees” on page 47 for further details. See also “Risk Factors – Risk related to Caravelle’s Overall Business - Caravelle’s new management team faces challenges during transitional period and there is uncertainty introduced by the new management’s strategic reassessment of Caravelle’s overall business” on page 11 and “Risk Factors – Risk related to Caravelle’s Overall Business - The recent replacement of Caravelle’s management team may introduce uncertainties to the Group operations, strategies and future directions, and could materially affect the company’s financial conditions and operating results.” on page 15.

Reverse Recapitalization

On April 5, 2022, Pacifico Acquisition Corp. (“Pacifico”) entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger (the “SPAC Transaction”) dated August 15, 2022 (the “Merger Agreement”), by and among Caravelle Group Co., Ltd (“Caravelle Group”), Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of the Company (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub 2” and, together with the Company and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group.

On December 16, 2022, the SPAC Transaction was completed and the Company became a publicly traded holding company listed on the Nasdaq Capital Market and Caravelle Group became a wholly owned subsidiary of the Company. The SPAC Transaction was completed through a two-step process as follows:

(Step 1) Merger Sub 1 merged with and into Caravelle Group (the “Initial Merger”), and Caravelle Group was the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of the Company, and

(Step 2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 merged with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico was the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of the Company (collectively, the “SPAC Transaction” or “reverse merger”).

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

The Company was determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the Transaction. Pacifico is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the SPAC Transaction, the Company’s shareholders have a majority of the voting power of the combined company, the Company comprised all of the ongoing operations of the combined entity, the Company comprised a majority of the governing body of the combined company, and the Company’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the SPAC Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net assets of Pacifico, accompanied by a recapitalization. The Company is determined as the predecessor, and the historical financial statements of Caravelle became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the SPAC Transaction were those of the Caravelle Group.

Key Factors that Affect Operating Results

The Group primarily derives freight revenue from voyage contracts and provides vessel service. The Group intends to continually enhance its freight services and acquire new customers by increasing its market penetration with deeper market coverage and a broader geographical reach. The Group’s ability to maintain and expand its customer base affects Group’s operating results.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. The Group is exposed to the market risks described below.

Foreign Exchange Rate Risk

The Group generates all of its revenues in U.S. dollars, but currently incur some of its costs and the Group’s operating expenses ((around 5%, 4% and 4% for the years ended October 31, 2023, 2022 and 2021 respectively) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to the Group of paying such expenses. The portion of the Group’s expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, the Group does not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, the Group is not engaged in derivative instruments to hedge part of those expenses.

Inflation risk

The Group’s operations expose it to the effects of inflation. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and the Group in particular may not be able to offset such costs sufficiently, in which case the Group’s cash flows and results would be negatively impacted.

Impact of COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. As a result of the pandemic of COVID-19 in Asian countries, the United States and the world, our operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments’ business, travel and other restrictions. The COVID-19 virus has led many ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures may continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, and closure of businesses and facilities and reduced consumer demand. Because our vessels travel to ports in countries in which cases of COVID-19 were reported, we faced risks to personnel and operations. Such risks included delays in the loading and discharging of cargo on or from our vessels, difficulties in carrying out crew changes, off time due to quarantine regulations, delays and expenses in finding substitute crew members if any of our vessels’ crew members became infected, delays in drydocking if insufficient shipyard personnel were working due to quarantines or travel restrictions. In fiscal year 2020, the COVID-19 pandemic had a material adverse impact on our financial position and operating results. We incurred a gross loss in fiscal year 2020 due to low ocean freight prices and shorter voyage days under the impact of COVID-19. The quarantines and travel restrictions also caused congestion in ports, which caused higher port fees and longer idle time. In fiscal 2021 and 2022, strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in the Group’s financial performance for the year ended October 31, 2022 and 2021, before moderating and declining significantly in fiscal 2023 as Asian demand weakened. For the year ended October 31, 2023, the Group’s revenue decreased by 48.6% from $185.3 million for the year ended October 31, 2022 to $95.3 million for the year ended October 31, 2023. Net loss amounted to $15.8 million for the year ended October 31, 2023, compared to net income of $23.6 million for the year ended October 31, 2022.

The extent of any future public health crisis’s impact on the Group’s operations and financial performance will depend on various factors, including the severity of the outbreak, the effectiveness of governmental responses, the availability of medical interventions, and the resilience of the global economy. While the Group is taking steps to mitigate these risks, the potential for significant adverse effects on the Group’s operations and financial condition remains.

Results of Operations

For the years ended October 31, 2023 and 2022

The following table summarizes the results of the Group’s operations for the years ended October 31, 2023, and 2022, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Years Ended
	October 31,			%
	2023	2022	Change	Change
REVENUE:
Ocean freight revenue	$94,523,562	$178,126,765	$(83,603,203)	(46.9)%
Vessel service revenue	733,976	7,222,865	(6,488,889)	(89.8)%
Total revenue	95,257,538	185,349,630	(90,092,092)	(48.6)%
COST OF REVENUE:
Cost of revenues	107,142,741	158,502,351	(51,359,610)	(32.4)%
GROSS (LOSS) PROFIT	(11,885,203)	26,847,279	(38,732,482)	(144.3)%

OPERATING EXPENSES:
Selling expense	-	16,342	(16,342)	(100.0)%
General and administrative expenses	3,742,728	3,250,019	492,709	15.2%
Total operating expenses	3,742,728	3,266,361	476,367	14.6%
(LOSS) INCOME FROM OPERATIONS	(15,627,931)	23,580,918	(39,208,849)	(166.3)%

OTHER INCOME (EXPENSE), NET
Interest income	7,738	18	7,720	42,888.9%
Interest expense	(112,022)	(101,877)	(10,145)	10.0%
Other (expense) income, net	(42,947)	129,098	(172,045)	(133.3)%
(LOSS) INCOME BEFORE INCOME TAXES	(15,775,162)	23,608,157	(39,383,319)	(166.8)%

PROVISION FOR INCOME TAXES	2,542	11,243	(8,701)	(77.4)%
NET (LOSS) INCOME	$(15,777,704)	$23,596,914	$(39,374,618)	(166.9)%
Less: Net (loss) income attributable to non-controlling interests	(6,445,680)	11,364,098	(17,809,778)	(156.7)%
NET (LOSS) INCOME ATTRIBUTABLE TO THE COMPANY	(9,332,024)	12,232,816	(21,564,840)	(176.3)%

Revenues

For the year ended October 31, 2023, the Group’s total revenue was approximately $95.3 million, compared to approximately $185.3 million for the year ended October 31, 2022. This represents a revenue decrease of approximately $90.1 million, or 48.6%. The overall decrease in revenue was primarily attributable to a decrease in ocean freight prices during the year ended October 31, 2023.

Revenue from ocean freight decreased by approximately $83.6 million or 46.9%, from approximately $178.1 million in the year ended October 31, 2022 to approximately $94.5 million in the year ended October 31, 2023. This decline was primarily attributable to a decrease in ocean freight prices during the year ended October 31, 2023. For the year ended October 31, 2022, the hire rates were at a high level due to the impact of COVID-19, but ocean freight prices returned to normal levels during the year ended October 31, 2023. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which, combined with a historically low order book and port delays and congestion, resulted in an increase in the Group’s financial performance for the years ended October 31, 2022 and 2021, before moderating and declining significantly in fiscal 2023 as demand in Asia weakened. The total number of voyage days was 3,452 days for the year ended October 31, 2023, a decrease of 5 days from 3,457 days for the year ended October 31, 2022. The average charge per day was approximately $27,344 per day for the year ended October 31, 2023, a decrease of approximately $24,182 from $51,526 per day for the year ended October 31, 2022.

Revenue from vessel services decreased by approximately $6.5 million or 89.8% from approximately $7.2 million in the year ended October 31, 2022, to approximately $0.7 million in the year ended October 31, 2023. The total number of voyage days was 1,066 days for the year ended October 31, 2023, an increase of 95 days from 971 days for the year ended October 31, 2022. The average charge per day was $688 per day for the year ended October 31, 2023, compare to the average charge per day was $7,435 for the year ended October 31, 2022.

Cost of Revenues

The Group’s cost of revenues mainly consists of ship lease expenses, oil expenses, port fees and other related costs. The Group’s cost amounted to approximately $107.1 million for the year ended October 31, 2023, representing a decrease of approximately $51.4 million, or 32.4%, compared to approximately $158.5 million for the year ended October 31, 2022. Ship lease expenses were approximately $45.8 million for the year ended October 31, 2023, representing a decrease of approximately $46.3 million compared to approximately $92.1 million for the year ended October 31, 2022. Oil expenses were approximately $30.5 million for the year ended October 31, 2023, representing a decrease of approximately $4.2 million compared to approximately $34.8 million for the year ended October 31, 2022. Port fees were approximately $26.3 million for the year ended October 31, 2023, representing a decrease of approximately $2.7 million compared to approximately $29.0 million for the year ended October 31, 2022.

Gross profit(loss)

	For the Years Ended October 31,
	2023		2022
GROSS (LOSS) PROFIT	Gross Loss	Gross Margin	Gross Profit	Gross Margin
Total gross (loss) profit	$(11,885,203)	(12.5)%	$26,847,279	14.5%

The Group’s gross loss amounted to approximately $11.9 million for the year ended October 31, 2023, compared to a gross profit of approximately $26.8 million for the year ended October 31, 2022. The gross margin as a percentage of overall revenue for the year ended October 31, 2023 and 2022, was negative 12.5% and 14.5%, respectively. The decrease in gross margin was primarily due to the significant decrease in revenue.

Operating Expenses

	For the Years Ended
	October 31,			%
	2023	2022	Change	Change
OPERATING EXPENSES:
Selling	$-	$16,342	$(16,342)	(100.0)%
General and administrative	3,742,728	3,250,019	492,709	15.2%
Total operating expenses	$3,742,728	$3,266,361	$476,367	14.6%

The Group’s operating expenses consist of selling expenses and general and administrative expenses. Operating expenses increased by approximately $0.5 million, or 14.6%, from approximately $3.3 million for the year ended October 31, 2022 to approximately $3.7 million for the year ended October 31, 2023. The increase in the Group’s operating expenses was primarily due to an increase of approximately $0.5 million in general and administrative expenses, offset by a decrease of approximately $0.02 million in selling expenses.

Selling expenses primarily consisted of salary and compensation related to the Group’s sales personnel. Sales expenses amounted to $nil and $16,342 for the year ended October 31, 2023 and 2022, respectively. Selling expenses was attributable to the Group’s newly incorporated subsidiary Singapore Garden Technology Pte. Ltd for the year ended October 31, 2022.

General and administrative expenses primarily consisted of salary and compensation expenses related to the Group’s accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.5 million or 15.2% from approximately $3.3 million for the year ended October 31, 2022 to approximately $3.7 million for the year ended October 31, 2023 mainly due to an increase of approximately $0.6 million in insurance expenses for directors and an increase of approximately $0.2 million in other professional service fees, offset by a decrease of approximately $0.3 million in salary expenses.

Other (Expenses) Income, net

Other (expense) income, net primarily consists of interest expense and other items. Other expense, net was $147,231 for the year ended October 31, 2023, compared to other income, net of approximately $27,239 for the year ended October 31, 2022 due to the following reasons: (1) interest expense increased by $10,145 to $112,022 for the year ended October 31, 2023 from approximately $101,877 for the year ended October 31, 2022 and (2) other expense, net amounted to $42,947 for the year ended October 31, 2023, compared to other income, net of $129,098 for the year ended October 31, 2022 as a result of higher exchange losses in the current year.

Provision for Income Taxes

The Group’s provision for income taxes was $2,542 and $11,243 for the years ended October 31, 2023 and 2022, respectively. Topsheen Shipping is eligible and participates under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity of Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval.

Net (Loss) Income

As a result of the foregoing, net loss amounted to approximately $15.8 million for the year ended October 31, 2023, compared to a net income of approximately $23.6 million for the year ended October 31, 2022.

Year ended October 31, 2022 compared to year ended October 31, 2021

	For the Years Ended
	October 31,			%
	2022	2021	Change	Change
REVENUE:
Ocean freight revenue	178,126,765	110,113,752	68,013,013	61.8%
Vessel service revenue	7,222,865	11,847,305	(4,624,440)	(39.0)%
Total revenue	$185,349,630	121,961,057	63,388,573	52.0%
COST OF REVENUE:
Cost of revenues	158,502,351	109,008,853	49,493,498	45.4%
GROSS PROFIT (LOSS)	26,847,279	12,952,204	13,895,075	107.3%

OPERATING EXPENSES:
Selling Expense	16,342	27,452	(11,110)	(40.5)%
General and administrative expenses	3,250,019	2,443,537	806,482	33.0%
Total operating expenses	3,266,361	2,470,989	795,372	32.2%
INCOME (LOSS) FROM OPERATIONS	23,580,918	10,481,215	13,099,703	125.0%

OTHER INCOME (EXPENSE):
Interest income	18	5	13)	260.0%
Interest expense	(101,877)	(122,392)	20,515)	(16.8)%
Other (expense)income, net	129,098	(100,093)	229,191)	(229.0)%
INCOME (LOSS) BEFORE INCOME TAXES	23,608,157	10,258,735	13,349,422	130.1%

PROVISION FOR INCOME TAXES	11,243	2,113	9,130)	432.1%
NET INCOME (LOSS)	23,596,914	10,256,622	13,340,292	130.1%
Less: Net income (loss) attributable to non-controlling interests	11,364,098	4,946,114	6,417,984	129.8%
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	12,232,816	5,310,508	6,922,308	130.4%

Revenues

For the year ended October 31, 2022, the Group’s total revenue was approximately $185.3 million as compared to approximately $122.0 million for the year ended October 31, 2021. Revenue increased by approximately $63.4 million, or 52.0%. The overall increase in revenue was primarily attributable to increased ocean freight prices during the year ended October 31, 2022.

Revenue from ocean freight increased by approximately $68.0 million or 61.8% from approximately $110.1 million for the year ended October 31, 2021 to approximately $178.1 million for the year ended October 31, 2022. The increase was driven by higher prices charged during the year ended October 31, 2022. Freight shipping rates rose in 2021 and continued to climb in 2022, especially for international shipping. International shipping prices were driven by a commodity boom, high demand for shipping, and congestion at ports as parts of the world economy recovered from the pandemic. The number of total voyage days was 3,457 days for the year ended October 31, 2022, a decrease of 825 days from 4,282 days for the year ended October 31, 2021. The average charge per day was approximately $51,526 per day for the year ended October 31, 2022, an increase of approximately $25,811 from $25,715 per day for the year ended October 31, 2021.

Revenue from vessel services decreased by approximately $4.6 million or 39.0% from approximately $11.8 million for the year ended October 31, 2021 to approximately $7.2 million for the year ended October 31, 2022. Due to sharp increases in freight prices during 2022, the Company mainly engaged in ocean freight and reduced its provision of vessel services during the year. The number of total voyage days was 971 days for the year ended October 31, 2022, a decrease of 174 days from 1,145 days for the year ended October 31, 2021. The average charge per day was $7,435 per day for the year ended October 31, 2022, a decrease of $2,909 from $10,344 per day for the year ended October 31, 2021.

Cost of Revenues

The Group’s cost of revenues mainly consists of ocean freight expenses related to revenue contracts such as ship lease expenses, oil expenses, port fees and others. As a result of high demand for international freight, the Group’s cost of revenues amounted to approximately $158.5 million for the year ended October 31, 2022, representing an increase of approximately $49.5 million or 45.4% compared to approximately $109.0 million for the year ended October 31, 2021. Ship lease expenses were approximately $92.1 million for the year ended October 31, 2022, representing an increase of approximately $36.5 million compared to approximately $55.6 million for the year ended October 31, 2021. Oil expenses were approximately $34.8 million for the year ended October 31, 2022, representing an increase of approximately $8.3 million compared to approximately $26.5 million for the year ended October 31, 2021. Port fees were approximately $29.0 million for the year ended October 31, 2022, representing an increase of approximately $5.2 million compared to approximately $23.8 million for the year ended October 31, 2021.

Gross profit

	For the Years Ended October 31,
	2022		2021
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Total gross profit	$26,847,279	14.5%	$12,952,204	10.6%

The Group’s gross profit amounted to approximately $26.8 million for the year ended October 31, 2022, compared to a gross profit of approximately $13.0 million for the year ended October 31, 2021. The gross margin as a percentage of overall revenue for the year ended October 31, 2022 and 2021, was 14.5% and 10.6%, respectively. The increase in gross margin was primarily due to the increase in ocean freight prices outpacing the increase in expenses in the current year.

Operating Expenses

	For the Years Ended
	October 31,			%
	2022	2021	Change	Change
OPERATING EXPENSES:
Selling	$16,342	$27,452	$(11,110)	(40.5)%
General and administrative	3,250,019	2,443,537	806,482	33.0%
Total operating expenses	$3,266,361	$2,470,989	$795,372	32.2%

The Group’s operating expenses consist of selling expenses and general and administrative expenses. Operating expenses increased by approximately $0.8 million, or 32.2%, from approximately $2.5 million for the year ended October 31, 2021, to approximately $3.3 million for the year ended October 31, 2022. The increase in the Group’s operating expenses was primarily due to an increase of approximately $0.8 million in general and administrative expenses offset by a decrease of approximately $0.1 million in selling expense.

Selling expenses primarily consisted of salary and compensation related to the Group’s sales personnel. Selling expenses amounted to $16,342 for the year ended October 31, 2022, which was attributable to the Group’s newly incorporated subsidiary Singapore Garden Technology Pte. Ltd.

General and administrative expenses primarily consisted of salary and compensation expenses related to the Group’s accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.8 million or 33.0% from approximately $2.4 million for the year ended October 31, 2021 to approximately $3.3 million for the year ended October 31, 2022, mainly due to increased salary expenses and legal and other professional services fees related to the Group’s plans to pursue the Business Combination.

Other Income (expenses), net

Other income (expense), net primarily consists of interest expense and other items. Other income (expense), net was $27,239 in the year ended October 31, 2022, representing an increase of $249,719 compared to approximately $222,000 in the year ended October 31, 2021 due to the following reasons: (1) interest expense decreased by $20,515 to $101,877 for the year ended October 31, 2022, from approximately $122,392 for the year ended October 31, 2021, and (2) other income, net was $129,098 for the year ended October 31, 2022, compared to other expense, net of $100,093 for the year ended October 31, 2021, as a result of higher exchange gains in the current year.

Provision for Income Taxes

The Group’s provision for income taxes was $11,243 and $2,113 for the years ended October 31, 2022 and 2021, respectively. Topsheen Shipping is eligible and participates under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity of Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval.

Net Income (loss)

As a result of the foregoing, net income amounted to approximately $23.6 million for the year ended October 31, 2022, compared to net income of approximately $10.3 million for the year ended October 31, 2021.

B. Liquidity and Capital Resources

Caravelle is a holding company with no material operations of its own. The Group conducts its operations primarily through its subsidiaries in Singapore. As a result, the Group’s ability to pay dividends depends upon dividends paid by its subsidiaries. The Group’s subsidiaries in Singapore are permitted to pay dividends to the Group only out of their retained earnings, if any, as determined in accordance with Singapore accounting standards and regulations. The Group would need to accrue and pay withholding taxes if the Group were to distribute funds from its subsidiaries in Singapore to the Group.

For the year ended October 31, 2023, the Group incurred a net loss of $15.8 million and net cash used in operating activities of $17.8 million. As of October 31, 2023, the Company had an accumulated deficit of $5.0 million and working capital deficit of $7.3 million.

In assessing the Group’s liquidity, the Group monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Group has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of October 31, 2023, the Group had cash of $2.2 million. Advances from customers included in current liabilities amounted to $3.5 million mainly representing the advances from customers that will be recognized as revenue in the next fiscal year when the services are provided. On December 16, 2022, we completed the SPAC transaction and we also intend to finance our future working capital requirements and capital expenditures from financing activities.

The following summarizes the key components of Caravelle’s cash flows for the years ended October 31, 2023, 2022 and 2021.

	For the Years Ended October 31, 2023	For the Years Ended October 31, 2022	For the Years Ended October 31, 2021
Net cash (used in) provided by operating activities	$(17,773,998)	$33,132,430	$632,490
Net cash provided by investing activities	-	-	300,000
Net cash (used in) provided by financing activities	(1,578,365)	(21,914,535)	1,306,065
Net (decrease) increase in cash and cash equivalents	$(19,352,363)	11,217,895	2,238,555

Operating Activities

Net cash used in operating activities was approximately $17.8 million for the year ended October 31, 2023, compared to approximately $33.1 million in net cash provided by operating activities for the year ended October 31, 2022. Cash used in operating activities for the year ended October 31, 2023 mainly consisted of a net loss of approximately $15.8 million, a decrease of approximately $6.6 million in advances from customers, a decrease of approximately $3.1 million in accrued expenses and other liabilities and a decrease of approximately $0.5 million in accounts payable, offset by a decrease of approximately $3.0 million in accounts receivable, a decrease of approximately $4.1 million in prepayments and other assets and a decrease of approximately $1.1 million in amounts due from related parties.

Net cash provided by operating activities was approximately $33.1 million for the year ended October 31, 2022, compared to approximately $0.6 million net cash provided by operating activities for the year ended October 31, 2021. Cash provided by operating activities for the year ended October 31, 2022 mainly consisted of net income of approximately $23.6 million, a decrease of approximately $3.9 million in accounts receivable, a decrease of approximately $0.4 million in prepayments and other assets, an increase of approximately $3.9 million in advances from customers, and an increase of approximately $2.0 million in accrued expenses and other liabilities.

Net cash provided by operating activities was approximately $0.6 million for the year ended October 31, 2021, compared to approximately $1.1 million in net cash provided by operating activities for the year ended October 31, 2020. Cash provided by operating activities for the year ended October 31, 2021 mainly consisted of net income of approximately $10.3 million, an increase of approximately $0.4 million in advances from customers, an increase of approximately $5.4 million in accounts receivable due to increased revenue for the year ended October 31, 2021, an increase of approximately $3.7 million in prepayment and other assets, and a decrease of approximately $1.2 million in accrued expenses and other liabilities.

Investing Activities

Cash used by investing activities was $nil for the year ended October 31, 2023 and 2022.

Cash provided by investing activities for the year ended October 31, 2021 was $300,000, due to the reclassification of the certificate of deposit to cash equivalent as the maturity date was less than three months for the year ended October 31, 2021.

Financing Activities

Net cash used in financing activities was approximately $1.6 million for the year ended October 31, 2023, mainly consisting of repayment of related parties’ loans of approximately $13.2 million, dividends to shareholders of approximately $0.9 million, and repayment of long-term bank loan of approximately $0.8 million, offset by loan proceeds from related parties of approximately $13.4 million.

Net cash used in financing activities was approximately $21.9 million for the year ended October 31, 2022, mainly consisting of loan proceeds from related parties of approximately $2.5 million, repayment of related parties’ loans of approximately $6.5 million, dividends to shareholders of approximately $17.0 million, and repayment of long-term bank loan of approximately $1.0 million.

Net cash provided by financing activities was approximately $1.3 million for the year ended October 31, 2021, mainly consisting of loan proceeds from related parties approximately $1.4 million, a capital contribution of $0.1 million and repayment of long-term bank loan of approximately $0.2 million. Net cash provided by financing activities for the year ended October 31, 2020 was approximately $4.9 million, including proceeds from bank loans of approximately $4.4 million and net proceeds from related parties’ loans of approximately $0.5 million.

Capital Expenditures

The Group made capital expenditures of $nil for the years ended October 31, 2023, 2022 and 2021, respectively.

Contractual Obligations

The Group had outstanding bank loans of approximately $2,414,678 as of October 31, 2023. The Group has also entered into non-cancellable operating lease agreements to rent office spaces. The lease agreements will expire on March 14, 2025 and September 30, 2025.

The following table sets forth the Group’s contractual obligations and commercial commitments as of October 31, 2023:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Bank loan	2,414,678	937,457	560,298	-	916,923
Lease	200,077	87,937	112,140	-	-
Total	$2,614,755	$1,025,394	$672,438	$-	$916,923

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended October 31, 2023, 2022 and 2021 that have, or that in the opinion of management are likely to have, a current or future material effect on the Group’s financial condition or results of operations.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as described elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

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

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include revenue recognition. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Accounting estimates used in revenue recognition

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for an ocean freight payment of an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancelable provisions. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. For voyage contracts, the customer simultaneously receives and consumes the benefits provided by the Group performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If the Group were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from the port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. For unfinished voyages, the related revenue is recognized based on the estimated transit time-based portion completed of each voyage at the reporting date. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses and other ocean transportation operating costs are charged to operating costs as incurred.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Effective July 8, 2024, Dr. Guohua Zhang resigned as Caravelle’s Chief Executive Officer and interim Chief Financial Officer. Additionally, during the second and third quarters of 2024, the prior executive management team of Caravelle including its Chief Strategic Officer and all directors of the Company (except for Dr. Guohua Zhang) resigned and were replaced by a new executive management team and directors, including Hanxi Chang as the Chief Executive Officer, Zi Xia as the Chief Financial Officer and a director, and each of Xuanhua Xi, Christopher Renn, and Jing Sang as independent directors.

Caravelle’s directors and executive officers are currently as follows:

Name	Age	Position
Hanxi Chang	25	Chief Executive Officer
Zi Xia	45	Chief Financial Officer and Director
Guohua Zhang	49	Director, Chairman of the Board
Xuanhua Xi	52	Independent Director
Christopher Renn	52	Independent Director
Jing Sang	42	Independent Director

Hanxi Chang has been serving as Caravelle’s Chief Executive Officer since July 8, 2024. He served as the Vice President in charge of the Operation Center of China High-Trend Technology Co., Ltd., a company focusing on intelligent city system development, from August 2018 to December 2018. Prior to that, he served as an Executive Director of High-Trend International, LLC, a company focusing on intelligent city system development, from December 2017 to May 2018. From June 2016 to August 2016, he served as the Executive Assistant to the Chairman of Tianjin High-Trend Energy Management Co., Ltd. Mr. Chang obtained his Bachelor of Science degree in Business Administration from Northeastern University in 2022.

Zi Xia has been serving as the Chief Financial Officer and a director of Caravelle since July 8, 2024. Ms. Xia is the Founder of Aiken International Technology Co., Ltd., an international low-carbon industry accelerator, a position she has held since 2019. Prior to that, Ms. Xia co-founded Yike Talks, a podcast platform, in 2018, where she led the marketing and product development teams from February 2018 to February 2021. From February 2009 to February 2018, Ms. Xia worked at Willis Towers Watson, a global consulting and advisory company, where she served as a Partner in charge of the marketing business for the Greater China area. Ms. Xia obtained a Bachelor of Arts degree in Communications from the University of Colorado and a Master of Arts degree in Mass Communications from the University of Leicester.

Guohua Zhang is the founder of Caravelle and was appointed the Chief Executive Officer and director of Caravelle at the Closing of the Business Combination and served in such position as of July 8, 2024. He also served as Caravelle’s interim Chief Financial Officer between August 28, 2023 and July 8, 2024. Dr. Zhang served as Caravelle Group’s Chief Executive Officer since April 2021. Dr. Zhang has approximately 20 years of experience in the timber industry and the stevedoring process in the international shipping industry. In addition to the business operations, he designed the CO-Tech model for onboard wood desiccation process and invented 14 related patents. Prior to founding Caravelle, Dr. Zhang worked as Chief Executive Officer for Honest Timber Gabon Co., Ltd. from 2003 to 2013. From 2013 to 2016, he worked for Long Sheng Group. Dr. Zhang received his doctorate in business administration from Université PSL.

Xuanhua Xi has been serving as an independent director of Caravelle since July 8, 2024. She has been serving as the Deputy Chief Executive Officer of Neutral Financial Holdings Ltd., a Hong Kong-based licensed financial service provider, since July 11, 2024. Previously, she served as the Deputy Chief Executive Officer of BOCOM International Holdings Co., Ltd., a Hong Kong-based and listed financial service provider, from July 2017 to December 2023. She was also the General Manager of BOCOM International (Shanghai) Equity Investment Management Co., Ltd., an investment management company, from November 2020 to January 2022. From March 2015 to July 2017, she served as the General Manager of BOCOM International Securities Ltd., a company providing securities brokerage services. Ms. Xi obtained her Bachelor’s degree in Economics from Fudan University, China, and her Executive Master of Business Administration degree from Shanghai Jiao Tong University, China.

Christopher Renn has been serving as an independent director of Caravelle since July 8, 2024. Mr. Reen has also been a director of Professional Diversity Network, Inc. (Nasdaq: IPDN) since June 2022. The company is a global developer and operator of online and in-person networks providing networking, training, educational, and employment opportunities. Between May 2021 and June 2022, he was a director and senior vice president of the alternative assets division at Bluestone Capital, focusing on alternative assets including technology, infrastructure, energy, and real estate. From June 2018 to May 2021, Mr. Renn was a managing director at SIG, an international infrastructure finance company active in emerging markets infrastructure development through transportation, technology, renewable energy, and healthcare projects. From April 2017 to May 2018, he worked as a senior vice president at Great Bay, an energy-focused hedge fund. From June 2011 to March 2017, he was a senior vice president and investment manager at Urban Retail Properties, the commercial property arm of a NYSE-listed REIT. Mr. Renn obtained a Master’s degree in Architecture from the Illinois Institute of Technology. He also graduated from the Advanced Management Program at Harvard University.

Jing Sang has been serving as an independent director of Caravelle since July 8, 2024. Jing. is the Founder and Executive Director of China Council for an Energy Efficient Economy (CCEEE), an integrated platform to promote multilateral collaboration and communication in energy efficiency and low carbon policy, technology and financing. Prior to CCEEE in and since February 2017, Ms. Sang worked as a project manager in the Energy Foundation China (EFC) from February 2008 to February 2017 in industry energy efficiency. She also serves as Deputy Chairperson and Deputy Secretary-General of Energy Economy Committee, China Energy Research Society (CERS); Secretary-General of Green Industrial Parks Committee, China Association of Circular Economy (CECA); Secretary-General of Green & Low carbon Industrial Parks Committee, Chinese Society for Environmental Sciences (CSES). Ms. Sang holds a Masters Degree in Law (LLM) from China Foreign Affairs University and she is an Innovation Leading Engineering PhD candidate in Tsinghua University (China). She was a visiting scholar in Lawrence Berkeley National Laboratory (LBNL).

The address of our remaining directors and executive officers is 60 Paya Lebar Road, #05-47 Paya Lebar Square, Singapore 409051, (65) 8304 8372.

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

Committees of the Board of Directors

Caravelle has three Board committees: the audit committee, the nominating committee and the compensation committee. The composition of each committee is described below:

●	Audit Committee: Xuanhua Xi (Chairperson), Christopher Renn, and Jing Sang;

●	Nominating Committee: Christopher Renn (Chairperson);

●	Compensation Committee: Christopher Renn (Chairperson), and Jing Sang.

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

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the Caravelle Board. Specifically, the nominating committee makes recommendations to Caravelle Board regarding the size and composition of Caravelle Board, establishes procedures for the director nomination process and screens and recommends candidates for election to Caravelle Board. On an annual basis, the nominating committee recommends for approval by Caravelle Board certain desired qualifications and characteristics for board membership. Additionally, the nominating committee establishes and administers a periodic assessment procedure relating to the performance of the Caravelle Board as a whole and its individual members. The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on Caravelle Board. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

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

Board Diversity Matrix

Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

				Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	3	2	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

B. Compensation

Upon the Closing of the Business Combination, only two independent directors of Caravelle are entitled to a monthly director’s fee of $2,000. Such salaries became payable upon the Closing of the Business Combination. No compensation of any kind, including finders, consulting or other similar fees, are paid to any of Caravelle’s existing shareholders, including the directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals are reimbursed for any out-of-pocket expenses incurred in connection with activities on its behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there is no review of the reasonableness of the expenses by anyone other than the board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

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

No share incentives were granted under the 2022 Plan as of October 31, 2023.

C. Board Practices

See “Item 6A. Directors, Senior Management and Employees—A. Directors and Executive Officers”.

See information provided in response to Item 6.A. above as to the current directors.

Composition of Board

Our board of directors currently consists of five directors. Officers are appointed by and serve at the discretion of the board of directors. The board of directors maintains a majority of independent directors who are deemed to be independent under the definition of independence under Rule 5605(c)(2) of the Nasdaq Stock Market Rules. Our independent directors are: Xuanhua Xi, Christopher Renn, and Jing Sang.

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

Our directors may be appointed by an ordinary resolution of our shareholders. In addition, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on our board or as an addition to the existing board. Unless otherwise determined by our company in a general meeting, we shall have no less than three (3) directors. A director will cease to be a director automatically if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) is removed from office pursuant to any other provisions of our memorandum and articles of association.

D. Employees

Caravelle had a total of 31 employees as of October 31, 2023.

E. Share ownership

Ownership of Caravelle’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in “Item 7. Major Shareholders and related Party Transactions – A. Major Shareholders” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group

The calculations in the table below are based on 56,089,579 ordinary shares issued and outstanding as of August 19, 2024.

	Ordinary shares
Name and Address of Beneficial Owner(1)	Number	% **
Executive Officers and Directors
Hanxi Chang	0	0
Zi Xia	0	0
Xuanhua Xi	0	0
Christopher Renn	0	0
Jing Sang	0	0
All Executive Officers and Directors as a group		%
5% Or Greater Holders
High-Trend Holdings USA LLC (2)	20,000,000	35.66%
Tianyuan Group Co., Ltd.(3)	9,472,255	16.89%
New Honest Group Co., Ltd.(3)	3,485,000	6.21%
Galion-Group Co., Ltd.(3)	4,500,000	6.21%
Speed Wealthy LTD.(4)	5,350,000	8.91%

*	Less than 1%.

**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of ordinary shares outstanding as of August 30, 2024.

(1)	The address of our directors and executive officers is 60 Paya Lebar Road, #05-47 Paya Lebar Square, Singapore 409051, (65) 8304 8372.

(2)	Mr. Jinyu Chang, as the sole shareholder and manager of High-Trend Holdings USA LLC, exercises voting and dispositive control over the Ordinary Shares registered in the name of High-Trend Holdings USA LLC in the amount set forth in the above table. Mr. Jinyu Chang is the father of Mr. Hanxi Chang, who has been serving as Caravelle’s CEO since July 8, 2024.

(3)	Dr. Guohua Zhang, Caravelle’s Chairman of the Board and former CEO and interim CFO, exercises exclusive voting and dispositive control over an aggregate of 17,457,255 Ordinary Shares registered in the names of (i) Galion-Group Co., Ltd., a BVI business company, directly owning 4,500,000 Ordinary Shares; (ii) New Honest Group Co., Ltd., a BVI business company, directly owning 3,485,000 Ordinary Shares; and (iii) Taiyuan Group Co., Ltd., a BVI business company, directly owning 9,472,255 Ordinary Shares.

(4)	Mr. Dong Zhang, the former Chief Shipping Officer and a former director of Caravelle and a top management member and key person at the Topsheen Companies, exercises voting and dispositive control over the Ordinary Shares registered in the name of Speed Wealthy Ltd.

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

Other Matters

As described elsewhere in this Report, on April 20, 2022, Caravelle entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party. Pursuant to the contract, Caravelle shall purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) (the “Consideration”). The Consideration shall be paid in four instalments with the first payment (30% of the Consideration) payable on Caravelle’s acceptance of New Galion’s ship modification design report for the Systems. New Galion is responsible for delivering the first set of the Systems before July 1, 2022 and deliver the rest of equipment according to Caravelle’s shipment schedule. On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer to the delivery schedule of the first set of System to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion.

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

Related parties with transactions and related party relationships

Caravelle and its subsidiaries (which may collectively be referred to as the “Caravelle Companies”) record transactions with various related parties. These related party balances as of October 31, 2023, 2022 and 2021 and transactions for the years ended October 31, 2023, 2022 and 2021 are identified as follows:

Name of Related Party	Relationship to the Group
Dr. Guohua Zhang(1)	Chief Executive Officer and Chairman of the Board
Shanghai Weisheng International Logistics Co., Ltd	Controlled by a shareholder of the Company
Topsheen Shipping Limited	Controlled by a shareholder of the Company
Keen Best Shipping Co., Limited	Controlled by a shareholder of the Company
Nanjing Derun Shipping Co., Ltd.	Controlled by a shareholder of the Company
Welly Focus Shipping Co. Limited	Controlled by a shareholder of the Company
Top Wisdom Shipping Management Co. Limited	Controlled by a shareholder of the Company
Beijing Hanpu Technology Co., Ltd.	Controlled by a shareholder of the Company
Max Bright Marine Service Co. Ltd.	Controlled by a shareholder of the Company
Top Legend Shipping Co. Limited	Controlled by a shareholder of the Company
Top Creation International (HK) Limited	Controlled by a shareholder of the Company
Top Moral Shipping Limited	Controlled by a shareholder of the Company
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Dr. Guohua Zhang

(1)	Prior to July 11, 2024, Dr. Guohua Zhang (“Dr. Zhang”), the Chairman of the Board of Directors and then Chief Executive Officer and interim Chief Financial Officer of the Company was the ultimate controlling shareholder of the Group, holding 67.14% beneficial ownership of Caravelle’s ordinary shares. On July 11, 2024, Dr. Zhang and an affiliate transferred 20,000,000 Ordinary Shares, representing 35.85% of the Company’s outstanding shares, to High-Trend. In connection therewith, Dr. Zhang resigned as Caravelle’s Chief Executive Officer and interim Chief Financial Officer.

(a) Due from related parties

Due from related parties consisted of the following:

	October 31, 2023	October 31, 2022	October 31, 2021

Welly Focus Shipping Co. Limited(1)	-	-	10,000
Nanjing Derun Shipping Co., Ltd.(2)	-	5,590	-
Topsheen Shipping Limited(3)	-	946,065	-
Top Wisdom Shipping Management Co. Limited(4)	4,183	-	6,246
Total	4,183	$951,655	$16,246

(1)	The balances mainly represented non-interest-bearing loans to this related party and due on demand.

(2)	The balances mainly represented accounts receivables from Nanjing Derun Shipping Co., Ltd. The balance was collected subsequently.

(3)	The balances mainly represented prepayments and other current assets to Topsheen Shipping Limited, which was utilized subsequently.

(4)	The balances mainly represented accounts receivables from Top Wisdom Shipping Management Co. Limited. The balance as of October 31, 2023 has been subsequently collected as of August 31, 2024.

(b) Due to related parties

Due to related parties consisted of the following:

	October 31, 2023	October 31, 2022	October 31, 2021

Topsheen Shipping Limited(1)	$1,182,319	$-	$3,040,099
Shanghai Weisheng International Logistics Co., Ltd.	6,794	22,567	11,160
Keen Best Shipping Co., Limited(2)	-	-	317,848
Mr. Dong Zhang	-	-	799,000
Mr. Shoucheng Lei	-	-	1,546,000
Mr. Qing Xu	-	-	752,000
Deyun Shipping Group Co., Ltd.	-	-	12,739
Beijing Hanpu Technology Co., Ltd.(3)	579,147	579,147	56,759
Dr. Guohua Zhang(4)	2,030,479	2,371,188	388,619
New Galion	99,833	4,000	-
Total	$3,898,572	$2,976,902	$6,924,224

(1)	The balances mainly represented the balances of the advance loan from Topsheen Shipping Limited. For the year ended October 31,2023, Topsheen Shipping Limited provided a working capital loan of $9.0 million and an advance of $4.1 million to the Group. The Group repaid $12.1 million during the year. The remaining balance is unsecured, interest free and repayable on demand.

(2)	On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $327,848. The unpaid balance of $317,848 as of October 31, 2021 was fully settled in 2022.

(3)	On May 20, 2022, Caravelle entered into a vessel purchase agreement with a related party — Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation with the total purchase price of approximately $0.5 million. The testing vessel was delivered to the Company on June 6, 2022. The balance represents the unpaid balance of the above contract and other purchased fixed assets.

(4)	As of October 31, 2023, 2022 and 2021, Dr. Guohua Zhang advanced $2,030,479, $2,371,188 and $388,619 to pay certain expanse on behalf of the Group. The advances are non-interest bearing and due on demand. For the year ended October 31, 2023, the balance payable to Dr. Guohua Zhang included $575,000 advanced made by Dr. Guohua Zhang to Pacifico for the related general administrative expense incurred prior to the completion of SPAC Transaction.

(c)  Services provided by related parties*

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2023	2022	2021
Topsheen Shipping Limited	$28,809,218	$67,394,526	$46,757,016
Max Bright Marine Service Co. Ltd	2,648,111	2,526,064	1,961,665
Welly Focus Shipping Co. Limited	-	99,615	-
Top Wisdom Shipping Management Co. Limited	64,967	20,000	-
Top Creation International (HK) Limited	1,856,363	-	-
Top Moral Shipping Limited	8,567	-	-
Nanjing Derun Shipping Co., Ltd	-	565,465	31,325
Top Legend Shipping Co. Limited	3,176,917	1,256,111	1,647,921
Total	$36,564,143	$71,861,781	$50,397,927

*	The Group generally leased vessels or incurred the related freight costs with the above related parties.

On April 20, 2022, Caravelle entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party. Pursuant to the contract, Caravelle would purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) (the “Consideration”). The Consideration was to be paid by four instalments with the first payment (30% of the Consideration) payable on Caravelle’s acceptance of New Galion’s ship modification design report for the Systems. New Galion was responsible for delivering the first set of the Systems before July 1, 2022, and for delivering the rest of equipment according to Caravelle’s shipment schedule. On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer the delivery schedule of the first set of Systems to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion. This agreement was terminated on February 2, 2024.

(d) Services provided to related parties**

	For the year ended October 31,	For the year ended October 31,	For the year ended October31,
	2023	2022	2021
Shanghai Weisheng International Logistics Co., Ltd	$371,826	$729,146	$1,065,779
Nanjing Derun Shipping Co., Ltd	-	5,590	-
Topsheen Shipping Limited	106,235	142,531	-
Total	$478,061	$877,267	$1,065,779

**	The Group generally provided transportation service to the above related parties.

(e) Loan Guarantee provided by related parties

One related party provided a guarantee for the repayment of the long-term loans, as described in greater detail in Note 8 to the audited financial statements contained herein.

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

We incorporate by reference into this Report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.1 to our registration statement on Form F-4. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association which became effective upon the effective date of the Business Combination.

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

Note applicable.

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

A. Foreign Exchange Rate Risk

The Group generates all of the Group’s revenues in U.S. dollars, but currently incurs some of the Group’s costs and Caravelle’s operating expenses (around 5%, 4% and 4% for the years ended October 31, 2023, 2022 and 2021 respectively) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to Caravelle of paying such expenses. The portion of the Group’s expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, the Group does not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, the Group’s is not engaged in derivative instruments to hedge part of those expenses.

B. Inflation risk

The Group’s operations expose it to the effects of inflation. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and the Group in particular may not be able to offset such costs sufficiently, in which case the Group’s cash flows and results would be negatively impacted.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITITES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of October 31, 2023.

Based upon that evaluation, our management has concluded that, due to a material weakness identified below, as of October 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of October 30, 2023 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of October 30, 2023 due to material weaknesses in internal control over financial reporting.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented, or detected on a timely basis.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

Internal Control Over Financial Reporting

During the audit of Caravelle’s financial statements for the year ended October 31, 2023, certain material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting with respect to 2013 Framework, concerning in particular the control environment due to (i) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement and operate key controls over financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review by management for the year end accounting close and reporting; (iii) a lack of a functional internal audit department, IT department or personnel that monitors the consistencies of the preventive internal control procedures and a lack of adequate policies and procedures in internal audit function to ensure that the Company’s policies and procedures have been carried out as planned and no risk assessment performed for the effectiveness of internal control over financial reporting; and (iv) failure to properly design and maintain effective IT general controls on the financial system, including the logical access controls on provision, termination, privileged access, password and user access period review, the control on change management, physical security on application servers, and Cybersecurity of the IT environment.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Caravelle’s annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence of these material weaknesses, the Group was unable to timely file its annual report on Form 20-F for the fiscal year ended October 31, 2023. The material weakness could also result in other misstatements of our accounts or disclosures, which may result in material misstatements in our annual or interim financial statements that would not be prevented or detected.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that Xuanhua Xi qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq standards. The Company’s board of directors has also determined that Xuanhua Xi and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq standards.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is attached as Exhibit 14.1 to this annual report. A copy of the Code of Business Conduct and Ethics is also available on our website at www.caravelleglobal.com. Additionally, the Company will provide any person without charge, upon request, a copy of such code of ethics by email, fax or regular mail.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

On July 18, 2024, Caravelle engaged WWC, P.C. (“WWC”) as its independent registered public accounting firm and auditor to audit the consolidated financial statements of Caravelle as of and for the fiscal year ending October 31, 2023, to be filed with the SEC, as well as Caravelle’s internal controls over financial reporting as of October 31, 2023, in accordance with the Securities Exchange Act of 1934, as amended. The engagement was approved by Caravelle’s audit committee on July 17, 2024.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC for the year ended October 31, 2023, and Marcum Asia CPAs LLP for the year ended October 31, 2022:

	For the Years Ended October 31,
	2023	2022
Audit fees(1)	$	$291,800
Total	$	$291,800

(1)	“Audit fees” are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audits of our consolidated financial statements and may include other services that generally only the independent accountant reasonably can provide, such as statutory audits.

Audit-Related Fees

There were no audit-related service fees incurred by WWC or Marcum Asia, for the fiscal years ended October 31, 2023, or 2022, respectively.

Tax Fees

There were no tax service fees incurred from WWC or Marcum Asia for the fiscal years ended October 31, 2023, or 2022, respectively.

All Other Fees

There were no other service fees incurred from WWC or Marcum Asia for the fiscal years ended October 31, 2023, or 2022, respectively.

Audit Committee Pre-Approval Policies

The policy of our audit committee is to pre-approve all audit, audit-related and non-audit services provided by our auditors, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of Marcum Asia CPAs LLP (“Marcum Asia”)

Effective July 17, 2024, Caravelle dismissed Marcum Asia as its independent registered public accounting firm. This decision was approved by Caravelle’s audit committee on July 17, 2024.

The audit report of Marcum Asia on the consolidated financial statements of the Company as of October 31, 2022, and for the fiscal year ended October 31, 2022, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the most recent fiscal year and through the subsequent interim period preceding this change, there were no (i) disagreements between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the matter in its audit report on the Company’s financial statements for such period, or (ii) “reportable events” as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, except for the material weaknesses related to the Company’s internal control over financial reporting. These material weaknesses included: (i) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement, and operate key controls over the financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of effective review by management during the year-end accounting close and reporting; (iii) the absence of a functional internal audit department, IT department, or personnel responsible for monitoring the consistency of preventive internal control procedures, as well as a lack of adequate policies and procedures in the internal audit function to ensure that the Company’s policies and procedures are executed as planned, with no risk assessment performed for the effectiveness of internal control over financial reporting; and (iv) a failure to properly design and maintain effective IT general controls on the financial system, including logical access controls on provisioning, termination, privileged access, password and user access period reviews, change management controls, physical security on application servers, and cybersecurity of the IT environment. There were no disputes, disagreements, or unresolved matters between the Company and Marcum Asia concerning the issues described herein that need to be brought to the attention of the Company’s shareholders and creditors. Furthermore, there are no matters regarding the change of the Company’s independent registered public accounting firm that need to be brought to the attention of the Company’s shareholders.

Caravelle has provided Marcum Asia with a copy of this disclosure before filing it with the SEC and requested that Marcum Asia furnish Caravelle with a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, detailing the respects in which it does not agree. A copy of this letter is attached hereto as Exhibit 16.2 to this Annual Report.

New Independent Registered Public Accounting Firm

On July 18, 2024, Caravelle engaged WWC, P.C. (“WWC”) as its independent registered public accounting firm and auditor to audit the consolidated financial statements of Caravelle as of and for the fiscal year ending October 31, 2023, to be filed with the SEC, as well as Caravelle’s internal controls over financial reporting as of October 31, 2023, in accordance with the Securities Exchange Act of 1934, as amended. The engagement was approved by Caravelle’s audit committee on July 17, 2024.

Engagement of Marcum Asia

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16(J) INSIDER TRADING POLICY

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is attached as Exhibit 19.1 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, close monitoring on our corporate network. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board oversees the Company’s cybersecurity risks management and receives and reviews management reports on material cybersecurity risks and issues on an as-needed basis. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our CEO, CFO and the principal officer of the departments in connection with cybersecurity-related matters are responsible for assessing, identifying and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CEO and CFO report to our board of directors timely updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any. If it is determined that any incident could potentially be a material cybersecurity event, our CEO and CFO will decide on relevant response measures and management shall promptly prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements of Caravelle are included at the end of this Report, beginning with page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Caravelle (incorporated by reference to Exhibit 3.2 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
2.1	Specimen Ordinary Share Certificate of Caravelle (incorporated by reference to Exhibit 4.2 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2022) (File No. 231217336), filed with the SEC on August 28, 2023.
4.1*	Note and Warrant Purchase Agreement by and between Caravelle International Group and Lind Global Fund II LP dated August 6, 2024.
4.2*	Termination Agreement by and between Caravelle International Group and Lind Global Fund II LP dated August 6, 2024.
4.3	Caravelle International Group 2022 Share Incentive Plan (incorporated by reference to Exhibit 10.8 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
4.4	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
4.5	Ship Chartering Mandate Agreements between Topsheen Shipping Limited and Topsheen Shipping Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.7 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
8.1	List of Subsidiaries of Caravelle incorporated by reference to Exhibit 21.1 of Caravelle’s registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1*	Code of Ethics
16.1	Letter from Friedman, LLP to the U.S. Securities and Exchange Commission dated August 28, 2023 (incorporated by reference to Exhibit 16.1 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2022).
16.2	Letter from Marcum Asia CPAs, LLP to the U.S. Securities and Exchange Commission dated August 12, 2024 (incorporated by reference to Exhibit 16.1 of Caravelle’s Form 6-K furnished with the SEC on August 12, 2024).
19.1*	Insider Trading Policy.
97.1*	Compensatory Recovery Policy of Caravelle International Group
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Hanxin Chang
		Name:	Hanxin Chang
		Title:	Chief Executive Officer
Date: September 9, 2024

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	Shareholders and Board of Directors of
Caravelle International Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Caravelle International Group. (the “Company”) as of October 31, 2023, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity (deficit), and cash flows for the year ended October 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended October 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred substantial losses during the year ended October 31, 2023. As of October 31, 2023, the Company had a working capital deficit.  Accordingly, these factors give rise to substantial doubt that the Company will be able to continue as a going concern. Management closely monitors the Company’s financial position and has prepared a plan that is found in Note 3 that addresses this substantial doubt. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainly.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal controls over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

We have served as the Company’s auditor since 2024.

San Mateo, California

September 9, 2024

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor through 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022) to 2024.

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

/s/ Friedman LLP

We served as the Company’s auditor in 2021 through 2022

New York, New York

May 13, 2022

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of October 31,
	2023	2022

ASSETS
Current Assets:
Cash and cash equivalents	$2,219,973	$21,572,336
Accounts receivable	983,784	3,955,311
Prepayments and other current assets	3,561,741	6,949,397
Due from related parties	4,183	951,655
Total Current Assets	6,769,681	33,428,699

Property and equipment, net	561,891	604,126
Prepayment and other non-current assets	894,561	1,538,591
Operating lease right of use asset, net	204,750	-
Total Assets	$8,430,883	$35,571,416

LIABILITIES AND (DEFICIT) EQUITY

Current Liabilities:
Current maturity of long-term bank loan	$937,457	$880,631
Accounts payable	261,144	750,471
Advance from customers	3,463,413	10,067,278
Accrued expenses and other liabilities	5,401,427	8,492,923
Operating lease liability-current	90,585	-
Taxes payable	56,161	10,939
Due to related parties	3,898,572	2,976,902
Total Current Liabilities	14,108,759	23,179,144

Long-term bank loans	1,477,221	2,366,626
Operating lease liability-noncurrent	109,492	-
Deferred tax liability	217	1,293
Total Liabilities	15,695,689	25,547,063

COMMITMENTS AND CONTINGENCIES

Total Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 52,774,579 and 50,000,000 shares issued and outstanding at October 31, 2023 and 2022, respectively*	5,278	5,000
Additional paid-in capital*	(457,183)	152,550
(Accumulated deficit) retained earnings	(4,955,326)	4,376,698
Total Shareholders’ (Deficit) Equity	(5,407,231)	4,534,248
Non-controlling interest	(1,857,575)	5,490,105
Total (Deficit) Equity	(7,264,806)	10,024,353
Total Liabilities and (Deficit) Equity	$8,430,883	$35,571,416

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the years ended October 31,
	2023	2022	2021
Revenue
Ocean freight revenue	$94,523,562	$178,126,765	$110,113,752
Vessel service revenue	733,976	7,222,865	11,847,305
Total revenue	95,257,538	185,349,630	121,961,057

Cost of revenues	107,142,741	158,502,351	109,008,853
Gross (loss) profit	(11,885,203)	26,847,279	12,952,204

Operating expenses:
Selling expenses	-	16,342	27,452
General and administrative expenses	3,742,728	3,250,019	2,443,537
Total operating expenses	3,742,728	3,266,361	2,470,989

(Loss) income from operations	(15,627,931)	23,580,918	10,481,215

Other (expense) income
Interest income	7,738	18	5
Interest expense	(112,022)	(101,877)	(122,392)
Other (expense) income, net	(42,947)	129,098	(100,093)
Total other (expense) income, net	(147,231)	27,239	(222,480)

(Loss) income before income taxes	(15,775,162)	23,608,157	10,258,735

Provision for income taxes	2,542	11,243	2,113

Net (loss) income	(15,777,704)	23,596,914	10,256,622
Less: Net (loss) income attributable to non-controlling interests	(6,445,680)	11,364,098	4,946,114
Net (loss) income attributable to the Company	$(9,332,024)	$12,232,816	$5,310,508

Comprehensive (loss) income	(15,777,704)	23,596,914	10,256,622
Less: Comprehensive (loss) income attributable to non-controlling interests	(6,445,680)	11,364,098	4,946,114
Comprehensive (loss) income attributable to the Company	$(9,332,024)	$12,232,816	$5,310,508

(Loss) earnings per share attributable to the Company - Basic and diluted*	$(0.18)	$0.24	$0.11
Weighted Average Shares Outstanding - Basic and diluted*	52,424,287	50,000,000	50,000,000

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED OCTOBER 31, 2023, 2022 AND 2021

	Ordinary Shares		Additional Paid in	Retained Earnings (Accumulated	Non-controlling
	Shares*	Amount*	Capital*	Deficits)	interest	Total
Balance at October 31, 2020	50,000,000	$5,000	$45,090	$(4,883,458)	$(1,822,925)	$(6,656,293)
Capital contribution made by shareholders	-	-	100,041	-	-	100,041
Net income for the year	-	-	-	5,310,508	4,946,114	10,256,622
Acquisition of noncontrolling interest	-	-	-	6,734	(334,582)	(327,848)
Balance at October 31, 2021	50,000,000	$5,000	$145,131	$433,784	$2,788,607	$3,372,522
Capital contribution made by shareholders	-	-	7,419	-	-	7,419
Net income for the year	-	-	-	12,232,816	11,364,098	23,596,914
Dividends to shareholders	-	-	-	(8,289,902)	(8,662,600)	(16,952,502)
Balance at October 31, 2022	50,000,000	$5,000	$152,550	$4,376,698	$5,490,105	$10,024,353
Effect of reverse merger	2,719,579	272	(1,109,727)	-	-	(1,109,455)
Conversion of promissory note settlement upon the reverse merger	55,000	6	499,994	-	-	500,000
Net loss for the year	-	-	-	(9,332,024)	(6,445,680)	(15,777,704)
Subsidiaries’ dividends declared	-	-	-		(902,000)	(902,000)
Balance at October 31, 2023	52,774,579	$5,278	$(457,183)	$(4,955,326)	$(1,857,575)	(7,264,806)

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended October 31,
	2023	2022	2021
Cash flows from operating activities:
Net (loss) income	$(15,777,704)	$23,596,914	$10,256,622
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	42,235	42,042	40,085
Deferred tax (benefit) expense	(1,076)	(341)	208
Amortization of operating lease right-of-use assets	43,517	-	-
Changes in operating assets and liabilities:
Accounts receivable	2,971,527	3,871,400	(5,409,117)
Prepayments and other assets	4,065,720	376,537	(3,697,909)
Due from related parties	1,137,951	(935,409)	96,767
Accounts payable	(489,327)	262,029	183,365
Advance from customers	(6,603,865)	3,884,799	394,221
Accrued expenses and other liabilities	(3,107,396)	2,025,425	(1,232,108)
Taxes payable	(7,390)	9,034	356
Operating leases liabilities	(48,190)	-	-
Net cash (used in) provided by operating activities	(17,773,998)	33,132,430	632,490

Cash flows from investing activities:
Proceeds from certificate of deposit	-	-	300,000
Net cash provided by investing activities	-	-	300,000

Cash flows from financing activities:
Net cash acquired in the reverse recapitalization	23	-	-
Repayment to related parties	(13,222,559)	(6,467,686)	(50,000)
Loans from related parties	13,378,750	2,520,364	1,421,466
Repayment of long-term bank loans	(832,579)	(1,022,130)	(165,442)
Capital contributed by shareholders	-	7,419	100,041
Dividends to shareholders	(902,000)	(16,952,502)	-
Net cash (used in) provided by financing activities	(1,578,365)	(21,914,535)	1,306,065

Net (decrease) increase in cash and cash equivalents	(19,352,363)	11,217,895	2,238,555
Cash and cash equivalents, beginning of year	21,572,336	10,354,441	8,115,886
Cash and cash equivalents, end of year	$2,219,973	$21,572,336	$10,354,441

Supplemental disclosure information:
Cash paid for income tax	$10,870	$2,503	$1,549
Cash paid for interest	$60,789	$81,413	$122,295
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Acquisition of noncontrolling interest	$-	$-	$327,848
Addition to fixed assets through due to related party	$-	$522,388	$56,957
Right-of-assets obtained in exchange for operating lease obligations	$252,339	$-	$-
Conversion of rights to ordinary shares upon the reverse merger recapitalization	500,000	-	-

The accompanying notes are an integral part of these consolidated financial statements.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Caravelle International Group (the “Company”) and its subsidiaries (together the “Group”) is an international operator of ocean transportation service. It is engaged in the seaborne transportation service under voyage contracts as well as vessels service for and on behalf of ship owners. The Company, a Cayman Islands exempted company, was formed on February 28, 2022 to serve as a holding company.

Reverse Recapitalization

On April 5, 2022, Pacifico Acquisition Corp. (“Pacifico”) entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger (the “SPAC Transaction”) dated August 15, 2022 (the “Merger Agreement”), by and among Caravelle Group Co., Ltd (“Caravelle Group”), Pacifico International Group, a Cayman Islands exempted company and a direct wholly-owned subsidiary of the Company (“Merger Sub 1”), Pacifico Merger Sub 2 Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub 2” and, together with the Company and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Caravelle Group.

On December 16, 2022, the SPAC Transaction was completed and the Company became a publicly traded holding company listed on the Nasdaq Capital Market and Caravelle Group became a wholly owned subsidiary of the Company. The SPAC Transaction was completed through a two-step process as follows:

(Step 1) Merger Sub 1 merged with and into Caravelle Group (the “Initial Merger”), and Caravelle Group was the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of the Company, and

(Step 2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 merged with and into Pacifico (the “SPAC Merger” and together with the Initial Merger, the “Merger”), and Pacifico was the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of the Company (collectively, the “SPAC Transaction” or “reverse merger”).

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

The Company was determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the Transaction.  Pacifico is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the SPAC Transaction, the Company’s shareholders have a majority of the voting power of the combined company, the Company comprised all of the ongoing operations of the combined entity, the Company comprised a majority of the governing body of the combined company, and the Company’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the SPAC Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net assets of Pacifico, accompanied by a recapitalization. The Company is determined as the predecessor, and the historical financial statements of Caravelle became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the SPAC Transaction were those of the Caravelle Group.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As of the date of the report, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation/ Acquisition	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Caravelle Group Co., Ltd (“Caravelle Group”)	April 1, 2021	Cayman Islands	100%	Investment Holding
SGEX Group Co., Ltd (“SGEX”)	April 19, 2021	British Virgin Islands (“BVI”)	100%	Investment Holding
Pacifico Acquisition Corp.	December 16, 2022	the U.S.	100%	Investment Holding
Topsheen Shipping Group Corporation (“Topsheen Samoa”)	July 23, 2012	Samoa	90%	Transportation service
Topsheen Shipping Singapore Pte. Ltd (“Topsheen Shipping”)	October 30, 2015	Singapore	61% owned subsidiary of Topsheen Samoa	Transportation service
Topsheen Bulk Singapore Pte. Ltd (“Topsheen Bulk”)	March 16, 2019	Singapore	100% owned subsidiary of Topsheen Shipping	Transportation service
Singapore Garden Technology Pte. Ltd. (“Garden Technology”)	December 6, 2020	Singapore	100%	Transportation and heating business

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

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Group. Non-controlling interest’s operating results are presented on the face of the consolidated statements of operations and comprehensive income (loss) as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Group. As of October 31, 2023 and 2022, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Topsheen Samoa and Topsheen Shipping.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign currency translation

The Group follows U.S. GAAP for both the translation and remeasurement of balance sheet and income statement items into U.S. Dollars. For those business units that operate in a local currency functional environment, all assets and liabilities are translated into U.S. Dollars using the exchange rates in effect at the end of the period; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in shareholders’ equity. For those business units that operate in a U.S. Dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. Dollars using the exchange rates in effect at the end of the period except for nonmonetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at monthly exchange rates which approximate average exchange rates in effect during each year, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. For the years ended October 31, 2023, 2022 and 2021, all the Group’s functional currency are U.S. Dollars.

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. Most accounts receivable are collected within one month. On November 1, 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. No allowance was recorded for the years ended and as of October 31, 2023 and 2022, respectively.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayments and other assets

Prepayment and other assets primarily consist of prepayment for fuel and other costs, prepayment for keyman insurance and advances to employees, which are presented net of allowance for doubtful accounts. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the balances to be impaired if the collectability of the balances becomes doubtful.  The Group uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was recorded for the years ended and as of October 31, 2023 and 2022, respectively.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Machinery equipment	10-33 years
Transportation equipment	5 years
Office and electronic equipment	3-5 years
Leasehold improvement	Over the shorter of the lease term or estimated useful lives

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

Impairment of long-lived assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets for the years ended and as of October 31, 2023 and 2022, respectively.

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

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

Contingent consideration – earn-out liability

Pursuant to the Merger Agreement, eligible shareholders of Caravelle may receive up to 35,000,000 ordinary shares of the Group (the “Earnout Shares”) if the Group’s consolidated revenue exceed certain targets. Upon the closing of the SPAC Transaction, the Group recorded the fair value of the contingent consideration, which is resulted from earn-out liability and classified as level 3 in the fair value hierarchy. The Company records the changes in fair value in earnings. Since the Group determined that the probabilities of achieving the revenue earnout targets were nil, the Group estimated the fair value of the Earnout liability of $nil as of December 16, 2022 (upon the closing of the SPAC Transaction) and October 31, 2023.

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

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable were $983,784 and $3,955,311 as of October 31, 2023 and 2022, respectively. Contract liabilities are reflected as advance from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfillment of performance obligations. As of October 31, 2023 and 2022, the advances from customer amounted to $3,463,413 and $10,067,278, respectively. The entire contract liabilities of $10,067,278 as of October 31, 2022 has been recognized as revenue for the year ended October 31, 2023. The Company expected to recognize the entire contract liabilities as of October 31, 2023 as revenue in the next 12 months.

For the years ended October 31, 2023, 2022 and 2021, the disaggregation of revenue is as follows:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2023	2022	2021
Ocean freight revenue	$94,523,562	$178,126,765	$110,113,752
Vessel service revenue	733,976	7,222,865	11,847,305
Total	$95,257,538	$185,349,630	$121,961,057

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, charter cost and others costs directly associated with voyages. These amounts are recognized as cost of revenues over the voyage period.

Operating leases

The Group adopted Topic 842 on November 1, 2022 using the modified retrospective transition approach. The Group has lease contracts for shipping and office space under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government Subsidies

The Group received government subsidies according to related policy from local government. The Group receives government subsidies that the Singaporean government has not specified its purpose for and are not tied to future trends or performance of the Group. Receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The unspecific purpose subsidies are recognized as other income (expenses), net upon receipt as further performance by the Group is not required. For the years ended October 31, 2023, 2022 and 2021, the government subsidies amounted to $20,922, $nil and $5,922, respectively.

Employee benefits

The full-time employees of the Company’s subsidiary are entitled to staff welfare benefits including medical care, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were $54,551, $56,802 and $133,173 for the years ended October 31, 2023, 2022 and 2021, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended October 31, 2023, 2022 and 2021. All of the tax returns of the Company’s subsidiaries in Singapore remain subject to examination by the tax authorities for four years from the date of filing.

Earnings (Loss) per Share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended October 31, 2023, 2022 and 2021, there were no dilutive shares.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. As a result of the pandemic of COVID-19 in Asia countries, the United States and the world, the Group's operations have been, and may continue to be, adversely impacted by disruptions in business activities, commercial transactions and general uncertainties surrounding the duration of the outbreaks and the various governments' business, travel and other restrictions. The COVID-19 virus has led many ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. The duration and severity of this global health emergency and related disruptions remains uncertain. Moreover, because the Group’s vessels travel to ports in countries in which cases of COVID-19 have been reported, the Group face risks to personnel and operations. Such risks include delays in the loading and discharging of cargo on or from the Group’s vessels, difficulties in carrying out crew changes, off time due to quarantine regulations, delays and expenses in finding substitute crew members if any of the Group’s vessels’ crew members become infected, delays in drydocking if insufficient shipyard personnel are working due to quarantines or travel restrictions. In fiscal year 2020, the COVID-19 pandemic had a material net impact on the Group’s financial positions and operating results. the Group incurred a gross loss in fiscal year 2020 due to low ocean freight price and shorter voyage days under the impact of COVID-19. The quarantines and travel restriction also caused congestions in ports, which caused higher port fees and longer idle time. On December 7, 2022, China announced 10 new rules that constitute a relaxation of almost all of its stringent COVID-19 pandemic control measures. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in the Group’s financial performance for the years ended October 31, 2022 and 2021, before moderating and declining significantly in fiscal 2023 as port congestion eased and Asia demand weakened. For the year ended October 31, 2023, the Group’s revenue decreased by 48.6% from $185.3 million for the year ended October 31, 2022 to $95.3 million for the year ended October 31, 2023. Net loss amounted to $15.8 million for the year ended October 31, 2023 as compared to net income $23.6 million for the year ended October 31, 2022.

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

For the years ended October 31, 2023, one customer accounted for or approximately 15% of the Group’s total revenues. For the years ended October 31, 2022 and 2021, no customer accounted for more than 10% of the Group’s total revenues. As of October 31, 2023, three customers accounted for approximately 23%, 17% and 10% of the Group’s accounts receivable, respectively. As of October 31, 2022, two customers accounted for approximately 30% and 25% of the Group’s accounts receivable, respectively.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks (continued)

b.	Significant suppliers

For the year ended October 31, 2023, one related party supplier accounted for approximately 24% of the Group’s total purchases. For the year ended October 31, 2022, one related party supplier accounted for approximately 42.5% of the Group’s total purchases. For the year ended October 31, 2021, one related party supplier accounted for approximately 44% of the Group’s total purchases. As of October 31, 2023, two suppliers accounted for approximately 50% and 46% of the Group’s total accounts payable, respectively. As of October 31, 2022, one supplier accounted for approximately 92% of the Group’s total accounts payable.

c.	Cash and cash equivalents

The Group maintains cash and cash equivalents with various financial institutions in Singapore and management believes these financial institutions are high credit quality. As of October 31, 2023 and 2022, the aggregate amount of cash and cash equivalents of $2,219,973 and $21,572,030, respectively, was held at major financial institutions in Singapore, where there is a Singapore Dollar 100,000 (or $73,009) deposit insurance limit for a legal entity’s aggregated balance at each bank.

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

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — LIQUIDITY AND GOING CONCERN

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

For the year ended October 31, 2023, the Group incurred a net loss of $15.8 million and net cash used in operating activities of $17.8 million. As of October 31, 2023, the Company has an accumulated deficit of $5.0 million and working capital deficit of $7.3 million. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of October 31, 2023, the Company had cash and cash equivalents of $2.2 million. Advance from customers included in current liabilities amounted to $3.5 million mainly presenting the advances from customer that will be recognized as revenue in the next fiscal year when the services are provided. To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources: (1) cash generated from upcoming operations; (2) new bank loans or renew its existing bank loans upon maturity, (3) financial support from the Company’s principal shareholders and related party. As of this filing date the Group has cash and cash equivalents of approximately $2.5 million. Based on the above analysis, management believes it is more likely than not that the Group can meet its obligations as they become due within one year from the reporting date and can continue as a going concern, the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	October 31, 2023	October 31, 2022
Accounts receivable	$983,784	$3,955,311

Approximately $1.0 million or 100% of the accounts receivable balance as of October 31, 2023 has been subsequently collected as of July 31, 2024.

Note 5 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	October 31, 2023	October 31, 2022

Prepayment for fuel and other costs	$3,509,770	$6,828,645
Prepayment for keyman insurance	894,561	871,490
Others (i)	51,971	787,853
Total	$4,456,302	$8,487,988
Including:
Prepayments and other current assets	$3,561,741	$6,949,397
Prepayments and other non-current assets (i)	$894,561	$1,538,591

(i)	Included deferred offering cost of $nil and $667,101 as of October 31, 2023 and 2022, respectively.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	October 31, 2023	October 31, 2022

Machinery equipment	$579,147	$579,147
Transportation equipment	98,860	98,860
Office and electronic equipment	11,710	11,710
Leasehold improvement	54,387	54,387
Subtotal	744,104	744,104
Less: accumulated depreciation	(182,213)	(139,978)
Property and equipment, net	$561,891	$604,126

Depreciation expense for the years ended October 31, 2023, 2022 and 2021 amounted to $42,235, $42,042 and $40,085, respectively.

Note 7 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	October 31, 2023	October 31, 2022

Accrued expenses (1)	$4,421,644	$7,880,984
Board compensation payable	75,000	-
Payroll payable	-	102,297
Other payable	904,783	509,642
Accrued expenses and other liabilities	$5,401,427	$8,492,923

(1)	The balance as of October 31, 2023 represented accrued contract expenses of approximately $3.7 million and accrued contract loss of approximately $0.7 million. The balance as of October 31, 2022 represented accrued contract expenses of approximately $6.9 million and accrued contract loss of approximately $1.0 million.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — BANK LOANS

Bank loan consisted of the following loans:

	October 31, 2023	October 31, 2022

Loan from DBS Bank (due on May 13, 2025) (1)	$1,497,755	$2,330,334
Revolving credit for keyman insurance (2)	916,923	916,923
Total	2,414,678	3,247,257
Less: current maturity of long-term bank loan	937,457	880,631
Long term of bank loans	$1,477,221	$2,366,626

(1)	On April 9, 2020, the Group signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,650,434 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. The bank loan was secured by Mr. Dong Zhang. The Group is required to pay interest for the first twelve months and repay monthly instalments comprising principal and interest thereafter. As of October 31, 2023 and 2022, the balance was $1,497,755 and $2,330,334, respectively.

(2)	On February 14, 2020, the Group obtained a revolving credit facility I (RCF I) from DBS Bank Ltd. of $916,923 and used to settle the premium of Insurance Policy. The weighted average effective interest rate is 5.6% per annum. The revolving credit facility is secured by way of first legal assignment of Insurance Policy of all rights, title, interests and benefits under and arising out of the Insurance Policy including all proceeds payable under the Insurance Policy and all proceeds of any repayment or refund of premium by the Insurer, with notification of the assignment to be served and acknowledged by the Insurer.

Interest expense for the above-mentioned loans amount to $112,022, $101,877 and $114,204 for the years ended October 31, 2023, 2022 and 2021, respectively. The effective interest rate was 3.9%, 2.8% and 2.6% for the years ended October 31, 2023, 2022 and 2021, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending October 31,	Repayment
2024	$937,457
2025	560,298
2026	-
2027	-
2028	-
Thereafter	916,923
Total	$2,414,678

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASE

The Group has several operating leases for shipping and offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the years ended October 31, 2023, 2022 and 2021 amounted to $92,312, $98,555 and $64,894, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	October 31, 2023	October 31, 2022

Right-of-use assets, net	$204,750	$-

Operating lease liabilities - current	$90,585	$-
Operating lease liabilities - non-current	109,492	-
Total operating lease liabilities	$200,077	$-

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of October 31, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.23 years
Weighted average discount rate	3.65%

Maturities of lease liabilities as follow:

Twelve months ending October 31,	Amount
2024	$96,371
2025	89,362
2026	22,778
Total future minimum lease payments	208,511
Less: imputed interest	8,434
Present value of lease liabilities	$200,077

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of October 31, 2023 and 2022 and transactions for the years ended October 31, 2023, 2022 and 2021 are identified as follows:

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Dr. Guohua Zhang(1)	Chief Executive Officer and Chairman of the Board
Shanghai Weisheng International Logistics Co., Ltd	Controlled by a shareholder of the Company
Topsheen Shipping Limited	Controlled by a shareholder of the Company
Keen Best Shipping Co., Limited	Controlled by a shareholder of the Company
Nanjing Derun Shipping Co., Ltd.	Controlled by a shareholder of the Company
Welly Focus Shipping Co. Limited	Controlled by a shareholder of the Company
Top Wisdom Shipping Management Co. Limited	Controlled by a shareholder of the Company
Beijing Hanpu Technology Co., Ltd.	Controlled by a shareholder of the Company
Max Bright Marine Service Co. Ltd.	Controlled by a shareholder of the Company
Top Legend Shipping Co. Limited	Controlled by a shareholder of the Company
Top Creation International (HK) Limited	Controlled by a shareholder of the Company
Top Moral Shipping Limited	Controlled by a shareholder of the Company
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Dr. Guohua Zhang

(1)	Prior to July 11, 2024, Dr. Guohua Zhang (“Dr. Zhang”), the Chairman of the Board of Directors and then Chief Executive Officer and Interim Chief Financial Officer of the Company was the ultimate controlling shareholder of the Group, holding 67.14% beneficial ownership of Caravelle’s ordinary shares. On July 11, 2024, Dr. Zhang and an affiliate transferred 20,000,000 Ordinary Shares, representing 35.85% of the Company’s outstanding shares, to High-Trend. In connection therewith, Dr. Zhang resigned as Caravelle’s Chief Executive Officer and Interim Chief Financial Officer.

(a) Due from related parties

Due from related parties consisted of the following:

	October 31, 2023	October 31, 2022

Nanjing Derun Shipping Co., Ltd.(1)	$-	$5,590
Topsheen Shipping Limited(2)	-	946,065
Top Wisdom Shipping Management Co. Limited(3)	4,183	-
Total	$4,183	$951,655

(1)	The balances mainly represented accounts receivables from Nanjing Derun Shipping Co., Ltd. The balance was collected subsequently.

(2)	The balances mainly represented prepayments to Topsheen Shipping Limited, which was utilized subsequently.

(3)	The balances mainly represented accounts receivables from Top Wisdom Shipping Management Co. Limited. The balance as of October 31, 2023 has been subsequently collected as of August 31, 2024.

(b) Due to related parties

Due to related parties consisted of the following:

	October 31, 2023	October 31, 2022
Topsheen Shipping Limited (1)	$1,182,319	$-
Shanghai Weisheng International Logistics Co., Ltd.	6,794	22,567
Beijing Hanpu Technology Co., Ltd.(2)	579,147	579,147
Dr. Guohua Zhang(3)	2,030,479	2,371,188
New Galion	99,833	4,000
Total	$3,898,572	$2,976,902

(1)	The balances mainly represented the balance of advance payment made on behalf of the Group and loan from Topsheen Shipping Limited. For the year ended October 31, 2023, Topsheen Shipping Limited provided a working capital loan $9.0 million and advance of $4.1 million to the Group. The Group repaid $12.1 million during the year. The remaining balance is unsecured, interest free and repayable on demand.

(2)	On May 20, 2022, the Group entered into a vessel purchase agreement with a related party — Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation with the total purchase price of approximately $0.5 million. The testing vessel was delivered to the Company on June 6, 2022. The balance represents unpaid balance of the above contract and other purchased fixed assets.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS (continued)

(3)	As of October 31, 2023 and 2022, Dr. Guohua Zhang advanced $2,030,479 and $2,371,188 to pay certain expanse on behalf of the Group. The advances are non-interest bearing and due on demand. For the year ended October 31, 2023, the balance payable to Dr. Guohua Zhang included $575,000 advance made by Dr. Guohua Zhang to Pacifico for the related general administrative expense incurred prior to the completion of SPAC Transaction.

(c)	Services provided by related parties*

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2023	2022	2021
Topsheen Shipping Limited	$28,809,218	$67,394,526	$46,757,016
Max Bright Marine Service Co. Ltd	2,648,111	2,526,064	1,961,665
Welly Focus Shipping Co. Limited	-	99,615	-
Top Wisdom Shipping Management Co. Limited	64,967	20,000	-
Top Creation International (HK) Limited	1,856,363	-	-
Top Moral Shipping Limited	8,567	-	-
Nanjing Derun Shipping Co., Ltd	-	565,465	31,325
Top Legend Shipping Co. Limited	3,176,917	1,256,111	1,647,921
Total	$36,564,143	$71,861,781	$50,397,927

*	The Group generally leased vessels or incurred the related freight costs with the above related parties.

(d)	Services provided to related parties**

	For the year ended October 31,	For the year ended October 31,	For the year ended October31,
	2023	2022	2021
Shanghai Weisheng International Logistics Co., Ltd	$371,826	$729,146	$1,065,779
Nanjing Derun Shipping Co., Ltd	-	5,590	-
Topsheen Shipping Limited	106,235	142,531	-
Total	$478,061	$877,267	$1,065,779

**	The Group generally provided transportation service to the above related parties.

(e)	Loan secure provided by a related party

One related party provided guarantee for the repayment of the Group’s long-term loan. (See Note 8)

(f)	Strategic purchase contract with a related party

On April 20, 2022, Caravelle entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party. Pursuant to the contract, Caravelle shall purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) (the “Consideration”). The Consideration shall be paid by four instalments with the first payment (30% of the Consideration) payable on Caravelle’s acceptance of New Galion’s ship modification design report for the Systems. New Galion is responsible to deliver the first set of the Systems before July 1, 2022 and deliver the rest of equipment according to Caravelle’s shipment schedule. On June 20, 2022, Caravelle entered into a supplemental agreement with New Galion to defer to the delivery schedule of the first set of System to suit Caravelle’s needs. As of the date of this filing, Caravelle has not made any payments to New Galion and New Galion did not delivery the related set of system. This agreement was mutually terminated on February 2, 2024 and the Group had a payable balance of $99,833 and $4,000 to New Galion as of October 31, 2023 and 2022, respectively.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman

Caravelle is incorporated in the Cayman as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman.

BVI

SGEX is incorporated in the British Virgin Islands (“BVI”) as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

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

Topsheen Shipping is eligible and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity in Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval. The MSI-AIS approval was in November 2015 for a period of ten years. The impact of the tax exemption noted above decreased taxes by $Nil, $4,266,324 and $1,741,872 for the years ended October 31, 2023, 2022 and 2021, respectively. The benefit of the tax exemption on net income(loss) per share (basic and diluted) were $Nil per share, $0.09 per share and $0.03 per share for the years ended October 31, 2023, 2022 and 2021, respectively. As the Company’s revenue are 100% generated from exempt income, the company’s net operating loss is not eligible to carrying forward for further taxable profit offset. No deferred tax assets recognized as of October 31,2023 and 2022.

United States

Pursuant to the U.S. Internal Revenue Code (the “Code”), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.

i)	The components of the income tax provision are as follows:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2023	2022	2021
Current	$3,618	$11,584	$1,905
Deferred	(1,076)	(341)	208
Total	$2,542	$11,243	$2,113

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES (continued)

ii)	The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	October 31, 2023	October 31, 2022
Deferred tax liability:
Depreciation for tangible assets	$217	$1,293
Total	$217	$1,293

The Group’s income (loss) before income taxes consisted of:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2023	2022	2021
Non-Singapore	$(1,534,840)	$(1,334,643)	$(575,352)
Singapore	(14,240,322)	24,942,800	10,834,087
Total	$(15,775,162)	$23,608,157	$10,258,735

The following table reconciles the Singapore statutory rates to the Group’s effective tax rate for the years ended October 31, 2023, 2022 and 2021.

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2023	2022	2021
Singapore Statutory income tax rate	17.0%	17.0%	17.0%
Differential of local statutory tax rate	(2.2)%	6.1%	-
Effect of preferential tax rate	(15.4)%	(18.2)%	(17.0)%
Non-taxable income	0.8%	(5.1)%	-
Non-deductible items and others *	(0.22)%	0.3%	0.02%
Effective tax rate	(0.02)%	0.10%	0.02%

*	Non-deductible items and others represent excess expenses and losses not deductible for Singapore tax purpose.

(b)	Taxes payable

Taxes payable consist of the following:

	October 31, 2023	October 31, 2022

Income tax payable	$56,161	$10,939
Total taxes payable	$56,161	$10,939

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was incorporated on February 28, 2022 to serve as a holding company. The Company’s authorized share capital is 500,000,000 ordinary shares of a par value of $0.0001 each. In connection with the SPAC Transaction on December 16, 2022, the Company issued 50 million ordinary shares in exchange for all outstanding ordinary shares of Caravelle Group and issued 2,719,579 ordinary shares to the SPAC shareholders. In connection with the SPAC Transaction, the Company also issued 55,000 ordinary shares to settle Pacifico’s promissory note of $500,000. As a result, the Company had 52,774,579 ordinary shares issued and outstanding immediately after the SPAC Transaction.

As of October 31, 2023, the Company had 52,774,579 ordinary shares issued and outstanding.

2022 Incentive Plan

The Company has adopted the 2022 Share Incentive Plan (the “2022 Plan”), which provides for the issuance of up to an aggregate of 3,349,520 of its ordinary shares. The 2022 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2022 Plan. No share incentives were granted under the 2022 Plan as of October 31, 2023.

Dividends

During the year ended October 31, 2022, the Group’s subsidiary - Topsheen Shipping declared and paid total dividends of $16,952,502, of which Topsheen Samoa received $8,289,902 and non-controlling shareholder received $8,662,600.

On December 30, 2022, the Group’s subsidiary - Topsheen Shipping declared dividends of $2,000,000, of which Topsheen Samoa received $1,220,000 and non-controlling shareholder received $780,000. On January 31, 2023, Topsheen Samoa declared dividends of $1,220,000, of which non-controlling shareholder received $122,000.

For the years ended October 31, 2023, the Group declared and paid in total of $902,000 dividends to non-controlling interest shareholders. The dividends at the Group's subsidiaries were determined based on the related subsidiary's historical performance and earnings at the time of the dividend declaration.

Purchase of a non-controlling shareholder’s interest

On October 19, 2021, Keen Best Shipping Co., Ltd, a non-controlling shareholder, transferred 400,000 shares of Topsheen Bulk to Topsheen Shipping for consideration of $327,848. As the result of the transaction, Topsheen Bulk became a 100% owned subsidiary of Topsheen Shipping.

Note 13 — COMMITMENTS AND CONTINGENCIES

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

Commitments

The Group had various outstanding bank loans (details refer to Note 8) and non-cancellable operating lease agreements (details refer to Note 9).

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — SEGMENTS

The Group identified two operating segments, including ocean transportation and heating business segments. The revenue by the two reportable segments were as follows:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2023	2022	2021
Ocean transportation	$95,257,538	$185,349,630	$121,961,057
Heating business	-	-	-
Total	$95,257,538	$185,349,630	$121,961,057

The Group’s CODM does not review the financial position by operating segments, at the same time, there are no assets or liabilities under the Heating business, thus no total assets or liabilities of each operating segment are presented.

Note 15 — SUBSEQUENT EVENTS

Nasdaq notices

On November 14, 2023, the Company received a notification from the Nasdaq Stock Market LLC (“Nasdaq”) regarding its compliance status. The notice indicates that the Company has not filed interim financial statements for the six-month period ended April 30, 2023, and as a result, is currently noncompliant with Nasdaq’s Listing Rules for continued listing. According to the notification from Nasdaq, the Company has been given a period of 60 calendar days, until January 16, 2024, to submit a detailed plan to regain compliance. If Nasdaq accepts the Company’s plan, the Company may be granted an extension of up to 180 calendar days from the original filing due date, or until April 29, 2024, to achieve compliance. On February 29, 2024, the Company issued a press release announcing its unaudited and unreviewed financial results for the six months ended April 30, 2023

On December 19, 2023, the Company received a notice from Nasdaq indicating that the Company’s listed security has not regained compliance with the minimum $1 bid price per share requirement in accordance with Nasdaq Listing Rules (the “Rules”). However, the Company has been provided an initial compliance period of 180 calendar days, or until June 3, 2024, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price per share must meet or exceed $1.00 per share for a minimum of ten consecutive business days prior to or until June 3, 2024. On June 10, 2024, the Company received the determination letter from Nasdaq (the “Determination Letter”) that for the 17 consecutive business days, from May 15, 2024, to June 7, 2024, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Requirement and this matter is now closed.

On June 10, 2024, the Company also received a notice from Nasdaq, that grant the Company an exception to file annual report on Form 20-F for the fiscal year ended October 31, 2023 by September 10, 2024, to enable the Company to regain compliance with Nasdaq Listing Rule 5250(c)(1). In the event the Company does not satisfy these terms, Nasdaq will provide written notification that the Company’s securities will be delisted.

On July 26, 2024, the Company received a deficiency letter (the “Nasdaq Bid Price Deficiency Letter”) from Nasdaq notifying the Company that, for the last 33 consecutive business days, the closing bid price for the Company’s ordinary shares has been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). Nasdaq provided a compliance period of 180 calendar days, until January 22, 2025, to regain compliance. If at any time during this 180-day period the closing bid price of the Company’s securities is at least $1.00 for a minimum of ten consecutive business days, the Company’s compliance with Rule 5550(a)(2) will be regained.

CARAVELLE INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — SUBSEQUENT EVENTS (continued)

Equity activities

On November 24, 2023, the Company entered into a convertible promissory note agreement with a third-party investor in the principal amount of $63,333, which was fully settled by the Company’s issuance of 15,000 ordinary shares on December 20, 2023.

On April 24, 2024, the Company entered into two consulting agreements with two third parties. Pursuant to the agreements, the Company shall issue 1,500,000 ordinary shares to each of these two third parties. On April 24, 2024 and June 6, 2024, the Company issued an aggregated of 3,000,000 ordinary shares to these two parties.

On January 5, 2024, the Company singed a private placement agreement worth up to $6.8 million. The investment is in the form of a senior secured convertible promissory note (the “Note”). The Note has an 18-month maturity. In addition, the Note will be convertible into the Company’s ordinary shares at an initial conversion price equal to $1.00 per share, subject to adjustment as further specified in the Note. The Note will be repayable in cash upon maturity. Prior to maturity, the Investors can convert the Note into ordinary shares at conditions specified in the agreement. The Note contains certain prepayment options and participation rights. The private placement is subject to customary closing conditions. As part of the investment, the Investors are also granted five-year warrants equal to 50% of the funded amount at an initial exercise price equal to $1.00 per share, subject to adjustment. On January 5, 2024, the investor paid $1.5 million of securities as an advance payment for the initial tranche of $3.3 million in a private, the remaining $1.8 million of the initial tranche shall be paid to the Company upon satisfaction of certain post-closing conditions as set forth in the securities purchase agreement. After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $1 million. On August 6, 2024, this agreement was terminated and the Company issued 300,000 ordinary shares together with a repayment of cash consideration of $1.375 million to settle the Note.

The Company has assessed all events from October 31, 2024 through September 9, 2024, which is the date that these consolidated financial statements are available to be issued, unless as disclosed above, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed above.