Form 20-F/A
period 2023-10-31
Caravelle International Group
filed 2024-10-17
CIK 1928948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Hanxi Chang, Chief Executive Officer
60 Paya Lebar Road

#05-47 Paya Lebar Square

Singapore 409051

(65) 8304 8372
Email: hanxi.chang@htcoglobal.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, $0.0001 par value per share	HTCO	The Nasdaq Stock Market LLC

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

Auditor Name:	Auditor Location:	Auditor Firm ID:
WWC, P.C.	San Mateo, California	1171

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment”) to Annual Report on Form 20-F for the year ended October 31, 2024 (the “Original Form 20-F”) of Caravelle International Group (the “Company”), as originally filed with the Securities and Exchange Commission on September 9. 2024 (the “Original Filing Date”), is being filed solely to amend Exhibits 12.1 and 12.2 filed with the Original Form 20-F.

The Exhibits 12.1 and 12.2 filed herewith supersede Exhibits 12.1 and 12.2 filed with the Original Form 20-F. Except for the revised Exhibits, this Amendment does not reflect any events that may have occurred subsequent to the Original Filing Date and does not modify or update any disclosures made in the Original Form 20-F, except that the Company updated its trading symbol on the cover page of this Amendment, which was changed from “CACO” to “HTCO” effective September 30, 2024. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) as no financial statements are being filed with this Amendment.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of Caravelle (incorporated by reference to Exhibit 3.2 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
2.1*	Specimen Ordinary Share Certificate of Caravelle (incorporated by reference to Exhibit 4.2 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
2.2*	Description of Securities (incorporated by reference to Exhibit 2.2 of the Annual Report on Form 20-F for the fiscal year ended December 31, 2022) (File No. 231217336), filed with the SEC on August 28, 2023.
4.1*	Note and Warrant Purchase Agreement by and between Caravelle International Group and Lind Global Fund II LP dated August 6, 2024.
4.2*	Termination Agreement by and between Caravelle International Group and Lind Global Fund II LP dated August 6, 2024.
4.3*	Caravelle International Group 2022 Share Incentive Plan (incorporated by reference to Exhibit 10.8 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
4.4*	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
4.5*	Ship Chartering Mandate Agreements between Topsheen Shipping Limited and Topsheen Shipping Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.7 of Caravelle’s Amendment No. 2 to registration statement on Form F-4 (File 333-267558), filed with the SEC on November 4, 2022).
8.1*	List of Subsidiaries of Caravelle incorporated by reference to Exhibit 21.1 of Caravelle’s registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
12.1**	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1*	Code of Ethics
16.1*	Letter from Friedman, LLP to the U.S. Securities and Exchange Commission dated August 28, 2023 (incorporated by reference to Exhibit 16.1 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2022).
16.2*	Letter from Marcum Asia CPAs, LLP to the U.S. Securities and Exchange Commission dated August 12, 2024 (incorporated by reference to Exhibit 16.1 of Caravelle’s Form 6-K furnished with the SEC on August 12, 2024).
19.1*	Insider Trading Policy.
97.1*	Compensatory Recovery Policy of Caravelle International Group
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document

*	Previously filed with the Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 9, 2024.

**	Filed herewith.

***	Previously furnished with the Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 9, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

CARAVELLE INTERNATIONAL GROUP

By:	/s/ Hanxi Chang
	Name:	Hanxi Chang
	Title:	Chief Executive Officer

Date: October 17, 2024

2