Form 20-F
period 2024-10-31
High-Trend International Group
filed 2025-02-27
CIK 1928948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2024

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from __________ to __________

Commission file number 001-41573

High-Trend International Group

(formerly Caravelle International Group)

(Exact Name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372
(Address of principal executive offices)

Shixuan He, Chief Executive Officer
60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372
Email: brucehe@htcoint.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $0.0001 par value per share	HTCO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of October 31, 2024, 117,885,481 Class A Ordinary Shares were issued and outstanding.

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

Yes ☐ No ☒

i

INTRODUCTION

We are an exempted company that was incorporated under the laws of the Cayman Islands on February 28, 2022, as a holding company. On January 31, 2025, our name change from Caravelle International Group to High-Trend International Group became effective on the Nasdaq Capital Market and our Class A Ordinary Shares began to trade as our Class A Ordinary Shares. We are headquartered in Singapore and currently derives substantially all of our revenues from shipping services for customers in Asia, mostly in Singapore, Dubai, Korea, Japan, and India.

We previously planned to launch the CO-Tech business, which was expected to enable wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Despite its initial promise, the CO-Tech business faced significant delays due to a lack of funding and our inability to confirm that the business would be successful.  In 2024, our new management team decided to withdraw from this business. Our new management team has engaged a consulting team to conduct research as to the feasibility of our entry into the business of providing carbon neutrality solutions for the shipping industry in light of the growing regulatory trends regarding carbon emissions. Based on the consulting team’s findings, we believe that there is significant potential in the provision of marine carbon neutrality technologies, particularly in onboard carbon capture (“OCC”). To capitalize on this opportunity, we are in the process of establishing a specialized team and developing strategic partnerships with leading technology suppliers. Our goal is to become a key provider of onboard carbon capture solutions, which will include designing and installing carbon capture equipment, transporting captured CO2, and participating in carbon credit trading. This initiative aligns with our commitment to support the shipping industry’s transition towards more environmentally friendly practices and sustainability.

Our website is www.htcointl.com. The information on our website is not incorporated by reference into this annual report. As used in this annual report, the terms “we,” “us,” “our,” “High-Trend,” and “the Company” refer to High-Trend International Group and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3.D. — Risk Factors” section of this Report.

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

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Not applicable .

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Investing in our securities involves a high degree of risk. In addition to the other information contained in this Report, including the matters addressed under the headings “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects”, and the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors presented in this Report. The risks associated with our company are discussed below, and many of these risks may have various ramifications. Therefore, the information below should be viewed as a starting point for understanding the significant risks relating to our company, and not as a limitation on the potential impact of the matters discussed. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to our business, reputation, brand, financial condition, results of operations and future prospects.

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

Risks Related to Our International Shipping Business

●	We primarily charter vessels from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, our former principal shareholder, Chief Shipping Officer and director.

●	The cyclical nature of the shipping industry could have an adverse effect on our business.

●	If global economic conditions weaken, particularly in the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations

●	Outbreaks of epidemic and pandemic diseases, such as the COVID-19 pandemic, and governmental responses thereto, could adversely affect our business.

●	We operate in a highly competitive international shipping industry and if we do not compete successfully with new entrants or established companies with greater resources, our shipping business growth and results of operations may be adversely affected.

●	Increases in marine fuel prices could increase our operating costs.

●	Increases in port fees and stevedoring expenses could increase our operating costs.

●	World events, including terrorist attacks and regional conflicts, could have a material adverse effect on our business, financial condition and results of operations.

●	Acts of piracy on ocean-going vessels could adversely affect our business.

●	Increased inspection procedures and tighter import and export controls could increase our costs and disrupt our business.

●	Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations or other governments.

●	We operate vessels worldwide and, as a result, our business has inherent operational risks, which may reduce our revenue or increase our expenses, and we may not be adequately covered by insurance.

●	Labor interruptions could disrupt our business.

●	Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

●	The smuggling of drugs or other contraband onto our carriers may lead to governmental claims against us.

●	We need to maintain our relationships with local shipping agents, port and terminal operators.

●	Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could expose us to potentially significant legal liabilities, reputational harm and have a material adverse effect on our business, results of operations and financial condition.

●	Our shipping business depends on ongoing relationships with entities controlled by our former key executives, Dr. Guohua Zhang and Mr. Dong Zhang.

●	We may not obtain and maintain sufficient insurance coverage, which could expose us to significant costs and business disruption.

●	We may be subject to litigation that, if not resolved in our favor, could have a material adverse effect on its business, results of operations and financial condition.

●	Because we generate most of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt the results of our operations.

●	Global inflationary pressures could negatively impact our results of operations and financial condition.

●	Security breaches and disruptions to our information technology infrastructure (cyber-security) could interfere with its operations and expose it to liability, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

●	The recent replacement of our management team may introduce uncertainties to our operations, strategies and future directions, and could materially affect our operating results and financial condition.

Risks Relating to Our Company

●	Our new management team faces challenges and uncertainty has been introduced by the new management team’s strategic reassessment of our company’s overall business.

●	We have incurred losses in each of the last two years and we may not be able to achieve or maintain profitability in the future.

●	Our plans to enter into the carbon neutral /carbon trading business may not be realized. If realized, assurance can be given that we will be successful.

●

We will require additional capital to implement our business strategy, including developing our proposed carbon-neutral shipping business and expanding our traditional international shipping operations.

●	The ability of our subsidiaries and consolidated affiliated entities in Singapore and Samoa to distribute dividends may be subject to restrictions under Singapore and Samoa laws.

●	We may be classified as a Singapore tax resident., which could result in our being taxed.

Risks Related to Our Class A Ordinary Shares

●	Our share price may be volatile and could decline substantially.

●	The Nasdaq Capital Market imposes listing standard on our Class A Ordinary Shares that we may not be able to fulfill in the future, thereby leading to a possible delisting of our Class A Ordinary Shares and there can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

●	The future sales of our Class A Ordinary Shares by our principal shareholders may adversely affect the market price of our Class A Ordinary Shares.

●	We may issue additional Class A Ordinary Shares or other equity or convertible debt securities without approval of our shareholders which would dilute existing ownership interests and may depress the market price of our Class A Ordinary Shares.

●	We may be treated as a passive foreign investment company.

●	Our dual class structure may adversely affect the trading market of our Class A Ordinary Shares.

●	We do not expect to pay dividends in the foreseeable future.

●	We are a foreign private issuer and as such we are exempt from certain provisions applicable to domestic public companies in the United States.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are an exempted company incorporated under the laws of the Cayman Islands that conducts substantially all of our operations outside of the United States and a majority of our directors and executive officers reside outside of the United States.

●	As a public reporting company, we are subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

●	As a public reporting company, we are subject to rules and regulations established from time to time by the Securities and Exchange Commission (the “SEC”) regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

●	Anti-takeover provisions contained in our memorandum and articles of association, as well as provisions of Cayman law, could impair a takeover attempt.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirement.

Risks Related to Our Company

Our success depends on our new management team and uncertainty has been introduced by the new management team’s strategic reassessment of our overall business.

In 2024, we experienced significant changes in our executive management and board of directors, with the resignation of the prior management team. The newly appointed management team, led by Jinyu Chang, Chairman of the Board, Shixuan He, Chief Executive Officer, Zi Xia, Chief Financial Officer, along with our new independent directors Xuanhua Xi, Christopher Renn, and Jing Sang, has limited experience working together as a cohesive unit. In addition, in 2024, Mr. Dong Zhang, our former Chief Shipping Officer and director resigned his positions with our company.

We depend to a large extent on the abilities of our current management team, with our continued reliance on Mr. Dong Zhang, who continues as a member of the team management and as a shareholder of Topsheen Shipping Limited, from whom we charter most of our vessels. Mr. Zhang’s deep experience and extensive relationships in the shipping industry continues to add value to our management team. The loss of services of our new management team or of Mr. Zhang for any reason may have a material adverse effect on our business and prospects. Additionally, potential conflicts of interest may arise due to the prior affiliations of Mr. Zhang with our company, which could further complicate these commercial relationships and impact our strategic objectives.

Our new management may make further adjustments to the team and reassess our short and long-term business portfolio and development strategies. These potential changes could lead to shifts in our company’s strategic direction, which may impact our operations, financial condition, and overall business performance. While these adjustments may introduce uncertainty that could affect our ability to achieve our business objectives.

We have incurred losses in each of the last two years and we may not be able to achieve or maintain profitability in the future.

For the years ended October 31, 2024 and 2023, we incurred net losses of $21,214,850 and $15,777,704, respectively and as of October 31, 2024, we had an accumulated deficit $26,677,404. To the date, we have financed our operations primarily with proceeds from equity and debt offerings, borrowings, and loans from related parties. We cannot predict when we will return to profitable operations, if at all. If we are unable to generate sufficient revenue from our business and control our costs and expenses to achieve and maintain profitability, the value of your investment in us could be negatively affected.

Our plans to enter into the carbon neutrality solutions business may not be realized. If realized, no assurance can be given that we will be successful.

We are currently investigating entering carbon neutral /carbon trading business. No assurance can be given that we will enter this business or that if we enter into this business that we will be successful. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. If we acquire other businesses, we may face difficulties, including:

●	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

●	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

●	Integrating financial forecasting and controls, procedures and reporting cycles;

●	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

●	Insufficient revenue to offset increased expenses associated with acquisitions; and

●	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

The ability of our subsidiaries and consolidated affiliated entities in Singapore and Samoa to distribute dividends may be subject to restrictions under Singapore and Samoa laws.

We are a holding company, and our principal subsidiaries are located in Singapore and Samoa. All or substantially all of our primary internal sources of funds to meet our cash needs is from dividends, if any, paid by our subsidiaries and consolidated affiliated entities. The distribution of dividends to us from the subsidiaries and consolidated affiliated entities in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets, which may include foreign exchange controls.

For example, under Singapore law, dividends, whether in cash or in specie, can only be paid out of such Singapore subsidiary’s profits available for distribution. The availability of distributable profits is assessed on the basis of each Singapore subsidiary’s standalone unconsolidated accounts, which are based upon IFRS. There is no assurance that the Singapore subsidiaries will not incur losses, that they will become profitable, or that they will have sufficient distributable income that might be distributed to us as a dividend or other distribution in the foreseeable future. Therefore, the Singapore subsidiaries will be unable to pay dividends to us unless and until they have generated sufficient distributable reserves. Accordingly, it may not be legally permissible for the Singapore subsidiaries to pay dividends to us.

Notwithstanding that sufficient profits may be available for distribution, there are other conditions which may limit the Singapore subsidiaries’ ability to pay dividends. Any determination to pay dividends will be at the discretion of the Singapore subsidiary’s board of directors, which may exercise its discretion to retain such subsidiary’s future earnings for use in the development of such subsidiary’s business, in reducing its indebtedness or for general corporate purposes.

We may be classified as a Singapore tax resident, which could result in our being taxed.

We and our subsidiaries may be subject to tax in the jurisdictions in which we and they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, it is required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot be certain that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which we conduct operations

Risks Related to Our International Shipping Business

We primarily charter vessels from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, our former principal shareholder, Chief Shipping Officer and director.

We charter vessels primarily from Topsheen Shipping Limited (‘Topsheen Ltd.”), a company controlled by Mr. Dong Zhang, our former principal shareholder, Chief Shipping Officer and director. If Topsheen Ltd. terminates its business relationship with us, we may be unable to secure adequate vessel replacements in a timely manner or may be required to pay a higher charter rate for comparable vessel replacements, which could have a material adverse effect on our business, financial condition and results of operations.

More generally, since Mr. Zhang was a related party of our company, the agreements previously negotiated between our company and the entities he controls may not have been negotiated at arm’s length. It is possible the agreements are more favorable to Mr. Zhang’s controlled entities than is industry standard, due to the possible conflicts of interest described above. On the other hand, it is also possible that the agreements are more favorable to us than is industry standard, in which event we may be unable to enter into agreements on similarly favorable terms with other vessel suppliers if Topsheen Ltd. terminates its relationship with our company or changes the agreement terms.

The cyclical nature of the shipping industry could have an adverse effect on our business.

Historically, the financial performance of the shipping industry has been cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, international maritime shipping services. The level of shipping capacity is a function of the number and size of vessels in the world fleet, their deployment, the delivery of new vessels and the scrapping of older vessels. The demand for international maritime shipping services is influenced by, among other factors, global and regional economic conditions, currency exchange rates, the globalization of manufacturing, fluctuation in the levels of global and regional international trade, regulatory developments and changes in seaborne and other transportation patterns. Changes in the demand for international maritime shipping services are difficult to predict. Decreases in such demand and/or increases in international maritime shipping capacity could lead to significantly lower freight rates, reduced volume, or a combination of the two, which would have a material adverse effect on our business, financial condition and results of operations.

Our future profitability and growth depend on the demand for shipping vessels and global economic conditions, and the impact of consumer confidence and consumer spending on shipping volume and charter rates. Charter hire rates may experience volatility or increase, which would, in turn, adversely affect our profitability.

The ocean-going shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Charter rates are impacted by various factors, including supplies of vessels, the level of global trade, exports from one part of the world to the other parts, demand for the seaborne transportation cargoes, and shipping capacity. High demand for shipping capacity and lower supply of shipping capacity could result in higher charter rates, which may adversely affect our profitability. The factors affecting the supply and demand for shipping vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The Baltic Dry Index, or the BDI, an index of the daily average of charter rates for key routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the vessel charter market and the performance of the entire shipping market, declined approximately 97.5% from its high of 11,793 in May 2008 to 290 on February 10, 2016, and has remained volatile since then. During the fiscal year ended October 31, 2024, the BDI continued to fluctuate, starting at approximately 1,401 in November 2023, after peaking at 3,346 on December 4, 2023, reaching a low of 1,308 in January 17, 2024, and finally closing at 1,388 on October 31, 2024.

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

 An increase in trade protectionism globally, including the imposition of tariffs, could have a material adverse impact on our business and, in turn, could cause a material adverse impact on our business, financial condition and results of operation.

Our operations are exposed to the risk that increased trade protectionism globally, including the imposition of tariffs, could adversely affect our business. Governments may turn to tariffs and other trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Trade protectionism in the markets that we serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for shipping. The new President of the United States has repeatedly stated that he intends to impose tariffs on exports to the United States. The eventuality, timing and rates of potential tariffs are difficult to predict at this time. However, the economic impact of tariffs on goods that ship could negatively impact the volume of shipments which would have a material adverse effect on our business, operating results and financial condition.

We obtain revenues from the shipment of goods from Asia to various overseas export markets. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asian-based exports and on our business.

If global economic conditions weaken, particularly in the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations.

Global economic conditions impact worldwide demand for various goods and, thus, the demand for shipping services. In particular, we anticipate a significant number of the port calls made by its vessels will continue to involve the loading or unloading of cargos in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country can have a significant impact on the demand for international maritime shipping. However, if the pace of growth in the Asia Pacific declines in the future, this may have a negative impact on international maritime shipping demand and for our services.

Outbreaks of epidemic and pandemic diseases, such as the COVID-19 pandemic, and governmental responses thereto, could adversely affect our business.

Outbreaks of epidemic and pandemic diseases, along with governmental responses to such events, could adversely affect our business. While the COVID-19 pandemic has receded as an immediate threat due to widespread vaccination and easing of restrictions, it has had a lasting impact on the global economy, trade patterns, and the operational environment in which we operate. These changes could continue to materially affect our business, financial condition, cash flows, and results of operations.

Although most governments have lifted lockdowns and eased travel restrictions, the risk of new variants, localized outbreaks, or other public health crises remains. Such events could prompt renewed restrictions, disrupting global supply chains, trade routes, and our operations. Even as businesses return to normal, the global economy still faces challenges, including labor shortages, supply chain disruptions, and shifts in consumer behavior, all of which could impact the demand for our services.

We have adapted to operating in this new environment, but the potential for future public health emergencies could introduce new operational and financial risks. These include increased costs, logistical challenges, and potential interruptions in service due to health and safety measures. Moreover, the ongoing economic impact of the pandemic and potential future crises may continue to affect the financial stability of our customers and suppliers, further complicating operations.

The extent of any future public health crisis’s impact on our operations and financial performance will depend on various factors, including the severity of the outbreak, the effectiveness of governmental responses, the availability of medical interventions, and the resilience of the global economy. While we are taking steps to mitigate these risks, the potential for significant adverse effects on our company’s operations and financial condition remains.

We operate in a highly competitive international shipping industry and if we do not compete successfully with new entrants or established companies with greater resources, our shipping business and results of operations may be adversely affected.

The worldwide international maritime shipping business is highly competitive. Barriers to entry are relatively low for existing shipping companies wishing to enter, or expand their presence in, a new market or new trade lane. Carriers compete based on price, frequency of service, transit time, port coverage, service reliability, vessel availability, inland operations, quality of customer service, value added services and other customer requirements. There is strong competition in the international markets and trade lanes that we currently operate in and we expect that current competitive pressures within the international maritime shipping industry will continue.

Increases in marine fuel prices could increase our operating costs and adversely affect our business.

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

The cost of marine fuel is influenced by a variety of economic and political factors beyond our control, making it unpredictable and subject to fluctuation. These factors include geopolitical developments, the global supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC) and other oil-producing nations, as well as regional production patterns and environmental regulations. In the years 2024, 2023 and 2022, the cost of marine fuel accounted for approximately 28.4%, 28.5% and 21.9% of our total operating costs, respectively.  In 2024, the average price of crude oil was approximately $80 per barrel, which was a slight increase compared to 2023.

A significant increase in fuel prices could materially affect our profitability, cash flows, and ability to pay dividends, as higher fuel costs would directly increase operational expenses. We must continue to monitor these market conditions closely and consider potential strategies to mitigate the impact of fuel price volatility on our operations and financial performance.

Increases in port fees and stevedoring expenses could increase our operating costs and adversely affect our business.

Pursuant to the terminal port agreements we entered into with stevedoring companies, we are charged for the use of their labor and the stevedoring facilities. Any increase in such fees and expenses could adversely affect our business, results of operations and financial condition in the event that we are unable to increase freight rates or otherwise recover such increased fees and expenses from our customers.

World events, including terrorist attacks and regional conflict, could have a material adverse effect on our business, financial condition and results of operations.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine, Russia, Azerbaijan, North Korea, Myanmar, the Middle East, North Africa and the Gulf of Guinea, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. Conflicts in a country in which a material supplier or customer of ours is located could impact that supply to us or our ability to earn revenue from that customer. In the past, l conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. Restrictions on imports, including in the form of tariffs, have had and could have a major impact on global trade and demand for shipping. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia and, in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, increasingly in the Sulu Sea and the Gulf of Guinea. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the ongoing Ukraine-Russia conflict and in the Red Sea in connection with Israeli-Hamas conflict. Commercial vessels have been attacked in international waters in the southern Red Sea, according to statements by the U.S. military, with Yemen’s Houthi claiming drone and missile attacks on two Israeli vessels in the area, in response to the ongoing conflict in the region. The perception that our vessels are a potential piracy or terrorist target could have a material adverse impact on our business, financial condition and results of operations.

Further, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterize as “war risk” zones or by the Joint War Committee (consisting of underwriting representatives from both the Lloyd’s and International Underwriting Association company markets, representing the interests of those who write marine hull business in the London market) as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew costs, including costs that may be incurred to the extent on-board security guards are employed, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows and financial condition, and this may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Increased inspection procedures and tighter import and export controls could increase our costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents being shipped in our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, financial condition and results of operations.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations or other governments.

Although we do not expect that our vessels will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, from time to time on charterers’ instructions, our vessels may call on ports located in such countries in the future. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, there can be no assurance that it will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in a severe adverse impact on our ability to access U.S. capital markets.

Labor interruptions could disrupt our business.

We could be subject to labor stoppages at ports or other labor unrest that could prevent or hinder our operations from being carried out normally. If not resolved in a timely and cost-effective manner, such business interruptions could have a material adverse effect on its business, financial condition and results of operations. We have not encountered any labor issues to date.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. Although we are committed to doing business in accordance with applicable anti-corruption laws, we. are subject to the risk that persons and entities employed or engaged by us or their agents may take actions that are determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA.” Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call on ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent contraband is found in our vessels, whether with or without the knowledge of any of our crews, we may face reputational damage and governmental or other regulatory claims which could have a material adverse effect on our business, financial condition and results of operations.

We need to maintain our relationships with local shipping agents, and port and terminal operators.

Our shipping business is dependent upon our relationships with local shipping agents, and port and terminal operators operating in the ports where our customers ship and unload their products. We believe that these relationships will remain critical to our success in the future and the loss of one or more of which could materially and negatively impact our ability to retain and service our customers. We cannot be certain that we will be able to maintain and expand our existing relationships with local shipping agents and port and terminal operators, or enter into new relationships, or that new or renewed relationships will be available on commercially reasonable terms. If we are unable to maintain and expand our existing relationships, or enter into new relationships, we may lose customers or encounter delays in the ports in which we operate, which could have a material adverse effect on our business, financial condition and results of operations.

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

We might not obtain and maintain sufficient insurance coverage, which could expose us to significant costs and business disruption.

Currently, we purchase Freight, Demurrage, and Defense Insurance for each shipment based on the estimated value of such shipment. This coverage is designed to provide compensation in the event that goods are lost or damaged during transit. However, there are also other risks which might not be covered by such insurance. Although we believe that we have the necessary insurance coverage, such insurance may not cover all potential legal expenses and compensation liabilities. For example, certain insurance policies may exclude losses caused by war, strikes, nuclear contamination, or intentional acts. As the shipping business faces increasing new risks (such as cybersecurity threats, stricter environmental regulations, and extreme weather events), insurance premiums may rise significantly. In addition, if a major accident or natural disaster occurs, leading to port closures or the inability of vessels to operate, business interruptions may occur for which we have no insurance, which in turn can affect our revenue and increase our expenses.

We may be subject to litigation that could have a material adverse effect on our business, financial condition and results of operations.

Although there is no pending litigation against us as of the date of this report, there can be no assurance that we will not be subject to any litigation, including, among other things, contract disputes, personal injury claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of its business. In the event that any litigation arises in the future, unfavorable outcomes of such litigation or the costs and time to resolve them could have a material adverse effect on our business, financial condition and results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we have incurred additional legal, accounting, insurance and other expenses. We are now subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and applicable securities rules and regulations. These laws and regulations increase the scope, complexity and cost of corporate governance, reporting and disclosure practices over those of non-public or non-reporting companies. In order to maintain, appropriately document and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet the standards required by the Sarbanes-Oxley Act, additional resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Additionally, any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and cause our investors and potential investors to lose confidence in us, and restrict trading in, and reduce the market price of, our common stock, and potentially our ability to access the capital markets

Because we generate most of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt the results of our operations.

We generate most of our revenues in United States dollars, but incur some of our expenses in currencies other than United States dollars, mainly Euros and Singapore Dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro and Singapore Dollar. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure.

Global inflationary pressures could negatively impact our results of operations and financial condition.

Over the last few years, worldwide economies have experienced inflationary pressures. Global inflationary pressures have also increased due to trading pattern disruptions attributable to the armed conflict in Ukraine. Supply chain and transportation problems, as well as added volatility and rising energy, food and commodity prices, are accelerating global price growth. In the event that inflation becomes a significant factor in the global economy generally and in the shipping industry more specifically, inflationary pressures would result in increased operating, voyage and administrative costs which could in turn negatively impact our operating results, and in particular, our financial condition. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and we in particular may not be able to offset such costs sufficiently, in which case our results and financial condition would be negatively impacted.

Specifically, we face two types of possible inflationary pressures: general pressure from inflation-related economic slowdown and a specific pressure from inflation of the prices of fuel, port and stevedoring services. First, inflation could slow down the global economy and thus disrupt global trade and ocean shipping, and thus negatively impact our ocean shipping business. In particular, since different countries face different rates of inflation, the country facing relatively higher inflation rates, such as the United States, would likely reduce its imports which may not be completely offset by the increase in its exports, thus resulting in a net reduction of global trade. Second, the 2022 inflation episode that was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, has significantly impacted the ocean shipping industry which relies on fossil fuel to power its ships. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and our company in particular may not be able to offset such costs sufficiently, in which case our results and financial condition would be negatively impacted.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability, which could have a material adverse effect on our business, financial condition and results of operations.

In the ordinary course of business, we rely heavily on information technology networks and systems to process, transmit, and store information electronically, and to manage and support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures (including monitoring of networks and systems, and maintenance of backup and protective systems) which are continuously reviewed and upgraded, our information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attacks by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Further, the risk of potential cyberattacks by state actors or others have been heightened in connection with the ongoing conflict between Russia and Ukraine and it is uncertain how this new risk landscape will impact our operations. When geopolitical conflicts develop, government systems as well as critical infrastructures such as financial services and utilities may be targeted by state-sponsored cyberattacks even if they are not directly involved in the conflict.

We have not experienced and defended against threats to our systems and security (such as phishing attempts) to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. We cannot assure that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

In the event of a breach resulting in loss of data, such as personally identifiable information or other such data protected by data privacy or other laws, we may be liable for damages, fines and penalties for such losses under applicable regulatory frameworks despite not handling the data. Furthermore, if a high-profile security breach or cyber-attack occurs with respect to another provider of mission-critical data center facilities, our customers and potential customers may lose trust in the security of these business models generally, which could harm our reputation and brand image as well as our ability to retain existing customers or attract new ones. We could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In addition, the regulatory framework around data custody, data privacy and breaches varies by jurisdiction and is an evolving area of law. We cannot assure that we will be able to react in a timely manner in the future, or that our remediation efforts will be successful. Consequently, our financial performance and results of operations would be materially adversely affected. We may not be able to limit our liability or damages in the event of such a loss.

Risks Related to our Class A Ordinary Shares

Our share price may be volatile, and purchasers of our Class A Ordinary Shares could incur substantial losses.

Our share price has been extremely volatile in the past and may continue to be so in the future. Since our IPO of SPAC, our Class A Ordinary Shares has traded at prices ranging from $0.28 and $10.27.The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their Class A Ordinary Shares at or above the price paid for such shares. The market price for our Class A Ordinary Shares may be influenced by many factors, including, but not limited to:

●	actual or anticipated variations in our quarterly or annual financial results and prospects of our company or other companies in the same industry;

●	changes in economic and financial market conditions;

●	the inability to obtain or maintain the listing of our Class A Ordinary Shares on Nasdaq;

●	changes in the market valuations of other companies in the same industry;

●	announcements by us or our competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	risks related to the growth of our business;

●	the trading volume of our Class A Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest;

●	the impact of epidemic and pandemic diseases, such as the COVID-19 pandemic, and governmental responses thereto, on the Company’s business, financial condition and results of operations;

●	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of our Class A Ordinary Shares and could lead to class action law suits against our company.

The Nasdaq Capital Market imposes listing standards on our Class A Ordinary Shares that we may not be able to fulfill in the future, thereby leading to a possible delisting of our Class A Ordinary Shares.

As a listed Nasdaq Capital Market company, we are subject to various listing standards.  There can be no assurance that we will be able to meet all of the criteria necessary for Nasdaq to allow our Class A Ordinary Shares to remain listed. On May 10, 2023, we received a notice from Nasdaq indicating that, due to not having timely filed our Annual Report on Form 20-F for the fiscal year ended October 31, 2022 (the “2022 Form 20-F”), we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of all required periodic financial reports with the SEC. Pursuant to the Nasdaq Listing Rules, we had 60 calendar days from the date of the Nasdaq notice to submit a plan of compliance to Nasdaq. We timely submitted a plan of compliance and on July 17, 2023, we received a notice from Nasdaq granting us an exception to enable us to regain compliance with the Rule by filing the 2022 Form 20-F on or before August 28, 2023. We filed the 2022 Form 20-F on August 28, 2023 and regained compliance with Nasdaq Listing Rule 5250(c)(1)

On June 7, 2023, we received a notice from Nasdaq indicating the failure of our Class A Ordinary Shares to maintain a minimum bid price of $1.00 for over the previous 30 consecutive business days as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”) and granted us 180 calendar days to regain compliance with the Minimum Bid Requirement by October 22, 2023. On December 19, 2023, Nasdaq notified us that we had been granted an additional 180 calendar day period until June 3, 2024, to regain compliance with the Minimum Bid Requirement. On June 10, 2024, we received a determination letter from Nasdaq notifying us that for the 17 consecutive business days, from May 15, 2024, to June 7, 2024, the closing bid price of our Class A Ordinary Shares had been at $1.00 per share or greater and that we had regained compliance with the Minimum Bid Requirement.

On July 26, 2024, we received a deficiency letter from Nasdaq notifying us that, for the last 33 consecutive business days, the closing bid price for our Class A Ordinary Shares had been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Minimum Bid Requirement. We were provided a compliance period of 180 calendar days, until January 22, 2025, to regain compliance. On November l4, 2024, Nasdaq provided confirmation that for the last 19 consecutive business days, from October 18, 2024 to November 13, 2024, the closing bid price of our Class A Ordinary Shares had been $1.00 per share or greater, and that we had regained compliance with Listing Rule 5550(a)(2).

On November 14, 2023, we received a notice from Nasdaq indicating that we failed to file our interim financial statements for the six-month period ended April 30, 2023, and that we no longer complied with Nasdaq’s Listing Rule 5250(c)(1) for continued listing. Pursuant to the Nasdaq Listing Rules, we had until January 16, 2024, to submit a plan to Nasdaq to regain compliance. We provided a plan to Nasdaq and on February 29, 2024, we issued a press release announcing our unaudited and unreviewed financial results for the six months ended April 30, 2023. On May 2, 2024, Nasdaq notified us that we had regained compliance.

On March 25, 2024, Nasdaq notified us of our failure to file our Annual Report on Form 20-F for the fiscal year ended October 31, 2023, and that we no longer complied with Nasdaq’s Listing Rule 5250(c)(1) for continued listing. Pursuant to the Nasdaq Listing Rules, We had 60 calendar days from the date of the Nasdaq notice to submit a plan of compliance to Nasdaq. We submitted a plan of compliance to Nasdaq on May 25, 2024 and Nasdaq subsequently determined to grant use an exception to file our Annual Report on Form 20-F for the fiscal year ended October 31, 2023, by September 10, 2024 (the “2023 Exception”), to enable us to regain compliance with Nasdaq Listing Rule 5250(c)(1). We filed Annual Report on Form 20-F for the fiscal year ended October 31, 2024 on September 9, 2024, On September 10, 2024, we received a formal notification from The Nasdaq Stock Market LLC confirming that, following the Company’s filing of its Form 20-F for the year ended October 31, 2023 on September 9, 2024, the Company had regained compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission.

If our Class A Ordinary Shares are ultimately delisted from the Nasdaq Capital Market the Class A Ordinary Shares would likely then trade only in the over-the-counter market and the market liquidity of the Class A Ordinary Shares would be adversely affected and their market price could decrease. If the Class A Ordinary Shares were to trade on the over-the-counter market, selling the Class A Ordinary Shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our Class A Ordinary Shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for the Class A Ordinary Shares and would substantially impair our ability to raise additional funds and could result in a loss of investor interest and fewer development opportunities for us.

The future sales of our Class A Ordinary Shares by our principal shareholders may adversely affect the market price of our Ordinary Shares.

Sales of a substantial number of our Class A Ordinary Shares in the public market by our principal shareholders, including shares issuable upon exercise of warrants to purchase 24,045,181 of our Ordinary Shares at an exercise price of $0.166 per share could occur at any time. If our principal shareholders sell, or the market perceives that they intend to sell, substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares would likely decline.

We may issue additional Class A Ordinary Shares or other equity or convertible debt securities without approval of our shareholders which would dilute existing ownership interests and may depress the market price of our Class A Ordinary Shares.

We may issue additional Class A Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of our shareholders. Our issuance of additional Class A Ordinary Shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) our existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding Class A Ordinary Share may be diminished; and (4) the market price of our Class A Ordinary Shares may decline.

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our Class A Ordinary Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the Class A Ordinary Shares, and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2024 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our Common Shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Class A Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of our Class A Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Class A Ordinary Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Class A Ordinary Shares.

Our  dual-class structure may adversely affect the trading market for our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of the securities of public companies on certain indices, including the S&P 500, that would exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of the total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, our dual-class structure may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from stock indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

We do not expect to pay dividends in the foreseeable future.

We expect to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors will have discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. You should not rely on an investment in our company if you require dividend income from your investment.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it is exempt from certain provisions applicable to domestic public companies in the United States.

As a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of our directors or executive officers are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a company incorporated in the Cayman Islands, Nasdaq market rules permit us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies. Among other things, we are not required to have: (1) a majority of independent board members; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year. If we rely on any of these exemptions, you may not be provided with the benefits of certain corporate governance requirements of The Nasdaq Capital Market. We may also follow the home country practice for certain other corporate governance practices which may differ from the requirements of The Nasdaq Capital Market. If we choose to follow the home country practice, our shareholders may be afforded fewer protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

We are a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company may place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations outside of the United States and a majority of our directors and executive officers reside outside of the United States.

We are an exempted company incorporated under the law of the Cayman Islands that conducts substantially all of its operations outside the United States and a majority of our directors and executive officers reside outside of the United States. While our Chairman, Jinyu Chang, and independent director Christopher Renn are U.S. citizens, our CEO and director, Shixuan He, CFO and director, Zi Xia, and independent director Jing Sang reside in mainland China and our independent director Xuanhua Xi resides in Hong Kong. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, and cost and time constraints, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

Anti-takeover provisions contained in our memorandum and articles of association, as well as provisions of Cayman law, could impair a takeover attempt.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more classes or series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares or Class B Ordinary Shares, the price of our Class A Ordinary Shares may fall and the voting and other rights of our shareholders may be materially and adversely affected.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are an exempted company incorporated under the laws of the Cayman Islands on February 28, 2022, as a holding company for the Caravelle Group Co. Ltd. (the “Caravelle Group”) and Pacifico Acquisition Corp (“Pacifico”) following the consummation of our SPAC transaction. We changed our name to High-Trend International Group in January 2025.

On April 5, 2022, Pacifico entered into that certain Agreement and Plan of Merger which was amended by the Amended and Restated Agreement and Plan of Merger dated August 15, 2022, by and among our company, Merger Sub 1, Merger Sub 2 and the Caravelle Group, pursuant to which (a) Merger Sub 1 merged with and into Caravelle Group, with the Caravelle Group as the surviving corporation and a direct wholly owned subsidiary of our company, and (b) following confirmation of the effectiveness of such merger, Merger Sub 2 merged with and into Pacifico, with Pacifico as the surviving corporation of the SPAC merger and a direct wholly owned subsidiary of our company. On December 16, 2022, we consummated the business combination with Pacifico and the Caravelle Group became a wholly owned subsidiary of our company.

As a result of the business combination, among other things, (i) all outstanding ordinary shares of Caravelle Group were cancelled in exchange for 50,000,000 Class A Ordinary Shares of our company, (ii) each outstanding Pacifico Unit was automatically detached, (iii) each unredeemed outstanding share of Pacifico Common Stock was cancelled in exchange for the right to receive one (1) Class A Ordinary Share of our company, (iv) every ten (10) outstanding Pacifico rights were contributed in exchange for one (1) Class A Ordinary Share of our company, and were cancelled and ceased to exist, and (v) each Pacifico unit purchase option was automatically cancelled in exchange for one (1) unit purchase option of our company.

We were determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the business combination. Pacifico was treated as the acquired company for financial reporting purposes. This determination was primarily based on the fact that subsequent to the business combination, Caravelle Group’s shareholders had a majority of the voting power of our company, the Caravelle Group comprised all of the ongoing operations of our company, its directors comprised a majority of the governing body of the combined company, and its senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the business combination was accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Caravelle Group for the net assets of Pacifico, accompanied by a recapitalization. Caravelle Group was determined as the predecessor, and the historical financial statements of Caravelle Group became our historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. The net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the business combination were those of the Caravelle Group.

For the purpose of listing on the Nasdaq Capital market, a reorganization of our legal structure was completed on October 8, 2021. The reorganization involved the incorporation of the Caravelle Group’s wholly-owned subsidiary — SGEX and SGEX’s wholly-owned subsidiary — Singapore Garden Technology Pte. Ltd. (“Garden Technology”); and the transfer of all the shareholders’ equity interest in Topsheen Shipping Group Corporation (“Topsheen Samoa”) to SGEX on October 8, 2021.

On April 19, 2021, the Caravelle Group formed a wholly owned subsidiary SGEX Group Co., Ltd (“SGEX”) in the British Virgin Islands. On October 8, 2021, SGEX acquired a 90% interest in Topsheen Shipping Group Corporation (“TSGC”), a company incorporated in Samoa in 2012. In 2016, TSGC acquired a 51% ownership interest in Topsheen Shipping Singapore Pte. Ltd., a Singapore company that had been operating in the international shipping business since 2015 (“TSS”), and further increased its ownership interest to 61% in 2019. In March 2019, Topsheen Bulk Singapore Pte. Ltd, a Singapore company (“TBS,” and together with TSGC and TSS, the “Topsheen Companies”) was formed. In June 2019, TSS obtained 60% of TBS’s shares, and subsequently, in October 2021 purchased the remaining 40% interest from Keen Best Shipping Co., Limited, a company controlled by Mr. Dong Zhang, formerly a director and Chief Shipping Officer of our company.

While establishing a strong foothold in the international shipping services business, we intended to launch a planned new carbon-neutral ocean technology (“CO-Tech”) business. As part of this plan, on June 12, 2020, Singapore Garden Technology Pte. Ltd. (“Singapore Garden”) was formed to operate the proposed CO-Tech business. On August 3, 2021, SGEX became 100% owner of Singapore Garden. In 2024, our new management team decided to withdraw from this business.

Since the Caravelle Group’s businesses were effectively controlled by the same group of shareholders before and after the reorganization, they were considered to be under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Caravelle Group and its subsidiaries was accounted for at historical cost.

On December 16, 2022, we became the ultimate corporate parent of the Caravelle Group, and our Ordinary Shares were listed on the Nasdaq Capital Market under the symbol “CACO.” Upon the name change of our company, our Class A Ordinary Shares began to trade under the symbol “HTCO.”

Developments in 2024

On January 10, 2024, we closed a private placement financing involving the issuance of senior secured convertible promissory notes and accompanying warrants to the note holders. The notes and warrants were issued pursuant to a series of transaction documents. These agreements were executed on January 5, 2024, and provided for our sale of $1.5 million of securities as an advance payment for the initial tranche of $3.3 million in a private placement of up to $6.8 million. The remaining $1.8 million of the initial tranche was to be paid upon satisfaction of certain post-closing conditions.

The Note had an 18-month maturity and was convertible into our Ordinary Shares at an initial conversion price of $1.00 per share, subject to adjustment. The Note was repayable in cash upon maturity, but the Investors had the option to convert the Note into Ordinary Shares. The Note also includes certain prepayment options and participation rights. Additionally, the investors were granted five-year warrants equal to 50% of the funded amount at an initial exercise price of $1.00 per share, subject to adjustment.

On August 6, 2024, we and the investors mutually agreed to terminate all the terms and provisions of the January placement. We agreed to buy back $1.5 million of the Notes and warrants in consideration of $1.375 million and the issuance of 300,000 our Ordinary Shares. The buy-back closed on September 9, 2024.

On September 16, 2024, we closed a private placement financing of a senior unsecured original issue 25% discounted convertible promissory note (the “September 2024 Note”) with one of our shareholders, High-Trend Holdings USA LLC (“High-Trend”), and issued a five-year warrant to High Trend to purchase 24,045,181 of our Class A Ordinary Shares (equal to 150% of the funded amount of the September 2024 Note) at an initial exercise price equal to $0.166 per share (the “September 2024 Warrant”). The September 2024 Note had a principal amount of $3,548,000 with an original issuance discount of $887,000 and zero annual interest. The September 2024 Note, which had a 12-month maturity, was convertible into our Class A Ordinary Shares at a conversion price equal to $0.10 per share, subject to adjustment. We did not have an obligation to register any of the securities issued in the placement or that were issuable pursuant to the September 2024 Note and September 2024 Warrant. The proceeds from this financing were used for general working capital purposes. The September 2024 Note was fully converted into 35,480,000 Class A Ordinary Shares on September 23, 2024.

On October 18, 2024, we closed a private placement financing of senior unsecured original issue 25% discounted convertible promissory notes (the “October 2024 Notes”) with four investors pursuant to a securities purchase agreement. The October 2024 Notes had an aggregate principal amount of $1,752,000 with an aggregate original issuance discount of $438,000 and zero annual interest. The October 2024 Notes, which had a term of 12 months, were convertible into our Class A Ordinary Shares at an initial conversion price equal to $0.10 per share, subject to adjustment. The October 2024 Notes were fully converted into 17,520,000 Class A Ordinary Shares on October 21, 2024. The Company does not have an obligation to register any of the securities issued to the investors.

Change of Management

Prior to July 11, 2024, Dr. Guohua Zhang, our founder and then Chairman of the Board, and Chief Executive Officer and interim Chief Financial Officer, was the beneficial owner of 67.14% of our Class A Ordinary Shares. As such, Dr. Zhang was the ultimate controlling shareholder of our company. On July 11, 2024, Dr. Zhang transferred 20,000,000 Class A Ordinary Shares to High-Trend pursuant to a series of agreements between him, his affiliates and High-Trend. As a result, Dr. Zhang’s beneficial ownership interest was reduced to 31.29% and his beneficial interest is currently 11.55%. Dr. Zhang resigned as our Chief Executive Officer and Interim Chief Financial Officer effective July 8, 2024.

During July 2024, the prior executive management team of our company, including our then Chief Executive Officer, Interim Chief Financial Officer, Chief Shipping Officer, Chief Strategic Officer and all the directors of our company (except for Guohua Zhang) resigned and were replaced by a new executive management team and directors, including Hanxi Chang as the Chief Executive Officer, Zi Xia as the Chief Financial Officer and a director, Xuanhua Xi as an independent director and the chairman of the Audit Committee, and Christopher Renn, and Jing Sang as independent directors. During October 2024, Xuanhua Xi resigned as an independent director and the chairman of the Audit Committee, Jinyu Chang was elected as a director and Chairman of the Board, and Xin He was elected as an independent director and the chairman of our Audit Committee. Mr. Xin He resigned as an independent director and the chairman of our Audit Committee effective January 1, 2025, and effective January 15, 2025, Mr. Hanxi Chang resigned as our Chief Executive Officer. On January 4 ,2025, Mr. Shixuan He was elected as a director and as the Chief Executive Officer of our company effective January 15, 2025 and Ms. Xuanhua Xi was elected as a director and the chairman of our Audit Committee effective January 10, 2025.

Developments in 2025

Annual General Meeting of Shareholders

At our Annual General Meeting of Shareholders held on January 3, 2025, our shareholders approved: (i) the proposal to change our company’s name from "Caravelle International Group" to "High-Trend International Group"; (ii) the re-designation and re-classification of our company's 497,500,000 Ordinary Shares as Class A Ordinary Shares, and 2,500,000 unissued Ordinary Shares be re-designated and reclassified as Class B Ordinary Shares; (iii) the amendment and restatement of our company's existing memorandum and articles of association to reflect the approval of the aforementioned two proposals; and (iv) the immediate removal of Mr. Guohua Zhang as a director of our company.

Effective January 31, 2025, Our Ordinary Shares began to trade on the Nasdaq Capital Market as the Class A Ordinary Shares of High-Trend International Group.

B. Business Overview

We are an international shipping company which has accounted for all our revenues to date. We previously planned to launch the CO-Tech business, which was expected to enable wood desiccation during the maritime shipping process. Despite its initial promise, the CO-Tech business faced significant delays due to a lack of funding and in 2024 our new management team decided to withdraw from this business.

We are currently examining the viability of entering into the business of providing solutions for marine decarbonization and digital carbon assets management for the shipping industry. We believe that several newly developed technologies and products will help separate and capture carbon dioxide (CO2) from the exhaust gases or fuels of ships and permanently sequester the CO2, especially on-board carbon capture (“OCC”), which may achieve permanent CO2 emission reductions from ships. We are exploring the possibility of designing a full - life - cycle turnkey service for OCC.

We are headquartered in Singapore and derive the majority of our revenue from providing shipping services for customers in Asia, principally in Singapore, Dubai, Korea, Japan, and India. In the fiscal years 2024 and 2023, we derived 74% and 68% of our revenues, respectively, from customers outside of China, and all of the cash transfer payments between our company and our customers were between banks based outside China, Hong Kong and Macau.

Industry Analysis:

The global shipping industry has shown characteristics of "slowing growth and structural differentiation" in 2023 and 2024. According to the United Nations Conference on Trade and Development (UNCTAD) "Review of Maritime Transport 2023," global maritime trade volume reached 1.24 billion tons in 2023, a year-on-year increase of 2.1%. However, due to geopolitical conflicts and economic weakness, the growth rate is expected to evidence a slow down to 1.8% in 2024 when made available.

Our International Shipping Business

We currently derive substantially all of our revenue from our global international shipping and logistics support services, which generated revenues of $108,176,683 in the year ended October 31, 2024, an increase of 13.6% compared with our revenues of $95,257,538 in the year ended October 31, 2023. Our operations are conducted through our two majority owned subsidiaries, Topsheen Shipping Singapore Pte. Ltd. and Topsheen Bulk Singapore Pte. Ltd.

Vessel Chartering

Through the Topsheen Companies, we charter vessels from various shipping companies and ship owners, including from Topsheen Ltd, which provides the flexibility required by our diverse services. The long-term relationships between the Topsheen Companies and the shipping companies and ship owners provide the certainty of vessel availability while reducing the risks and costs of charter rate fluctuations. We lease around 40 bulk vessels yearly from Topsheen Ltd to operate our shipping business. Payments for these vessels are based on a variety of factors such as use time, route or a specific term.

By chartering more than 50 vessels each year, we currently have an annual shipping capacity of approximately 3 million deadweight tons (DWT). Our regular routes cover over 50 countries and 100 ports in Africa, Asia and the Americas, including a route from East Asia to South America, covering the east coast of Central and South America, including most of Brazil’s major ports. We also handle bulk cargo shipping of iron ore, manganese ore and grain from both sides of the Atlantic to East Asia.

Types of Shipping Services

Our international shipping revenue derives mainly from transportation services under voyage contracts and vessels services for and on behalf of ship owners.

Under a voyage contract, we are engaged to provide the transportation of cargo between specific ports for payment of an agreed-upon charge per ton of cargo. Our voyage contracts generally do not permit cancellation. A voyage generally commences when a vessel is available for loading the cargo and ends upon the completion of the discharge of the cargo. The customers of voyage contracts receive and consume the benefits provided by our performance over the voyage period, when the cargo is transported from one location to another. We have a flexible freight shipping model, under which we may ship freight from one single large customer, or aggregate freight from multiple smaller customers during a voyage.

Additionally, we, through the Topsheen Companies, contract with various customers to carry out vessel services as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners, and commercial management. As the operator of the vessels, we are committed to using our best efforts to provide the agreed upon vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the shipowners in all matters relating to the provision of the services. Most of the vessel service agreements span one year or less and are typically billed on a monthly basis.

Topsheen Ltd. as the broker, finds various vessels in the market and supplies most of the vessels we lease to operate our shipping business. We also maintain long-term cordial relationships with other ship owners. We typically enter into contracts through brokers on a twelve-month term to reduce the risk of charter rate fluctuations. Occasionally, we charter vessels in the spot market.

Competitive Advantages

We believe the following competitive strengths have contributed and will continue to contribute to our success:

●	Established Shipping Track Record in Key Geographic Markets. We have a solid presence in Asia. With our head office in Singapore, the largest hub of the international shipping business, we maintain a strong presence and local business relationships with critical suppliers and customers in geographic regions that have been key to shipping demand growth.

●	Experienced management team. Our new management team has experience in large holding investment groups, internationally renowned shipping companies, leading international financial service institutions, top international consulting service agencies, and innovative green and low-carbon growth enterprises. The day to day operations of our shipping business are managed by the Topsheen Companies, whose management team members each has over 20 years of experience in international shipping. Mr. Dong Zhang, a veteran in the shipping industry, controls the Topsheen Companies. He is also a minority shareholder of Topsheen Shipping Group Corporation, which is 90% owned by us. Mr. Zhang’s deep experience and extensive relationships with ship owners, shippers, lenders, insurers, and other industry participants help ensure the smooth operation of our international shipping business.

●	Large cargo contracts base and strong relationships with key counterparties. We have entered into a significant portfolio of cargo contracts and have also established strong long-term global relationships with shipping companies, shipyards, trading houses and shipping brokers. These relationships have allowed us to able to match demands with supplies in a timely and efficient manner.

●	Endurance during the COVID-19 Crises. We weathered the challenges during the COVID-19 pandemic period, including lockdowns, shortages of ocean shipping capacity, traffic jams at ports, and labor shortages.

Business Strategies

Our primary objective is to profitably grow our business and to maintain and enhance our position as a successful operator of shipping vessels. The key elements of our strategy are:

●	Continue to expand routes across the globe. We plan to further expand our routes to better meet the needs of our clients and explore new business opportunities. We expect to continue to add additional routes and increase shipping volume in Southeast Asia, Africa, China and South America. We also plan to expand our routes to North America and Europe, the largest consumer markets, which are important geographical regions for the shipping industry.

●	Expand our customer base for ship chartering. We expect to continue to seek growth opportunities in the shipping business. While we are maintaining good business relationships with a number of reputable ship owners from whom we charter vessels, we intend to establish additional business relationships with other ship owners and expand our business horizon.

●	Continue to grow our client base. We intend to explore business opportunities in emerging markets, especially in Southeast Asia in the next few years. We may also consider diversifying ours bulk shipping categories, such as steel, to gain more clients.

 Management of Operations

Daily Operation Management

Daily operating decisions relating to the conduct of our shipping business, including managing our shipping voyages, are made by officers and employees of the Topsheen Companies under guidance and authority from our Board of Directors in accordance with its governance framework.

We rely on the shipowners and the vessel crews engaged by the shipowners to operate the chartered vessels, including technical support in fuel procurement, crewing, maintenance, repairs, dry dockings, maintaining required vetting approvals, and ensuring compliance with certifications from the classification societies and all other applicable regulatory requirements.

Customers

Our customer base is mainly located in Asia but diversified across different Asian countries, such as Singapore, Dubai, Korea, Japan, and India. In the fiscal years 2024, 2023 and 2022, we derived 74%, 68% and 49% of our revenues, respectively, from customers in Asia, not including China. For the year ended October 31, 2024, no customer accounted for more than 10% of our total revenues. For the years ended October 31, 2023, one customer accounted for approximately 15% of our total revenues. For the year ended October 31, 2022, no customer accounted for more than 10% of our total revenues. As of October 31, 2024, two customers accounted for approximately 23% and 11% of our accounts receivable. As of October 31, 2023, three customers accounted for approximately 23%, 17% and 10% of our accounts receivable. As of October 31, 2022, two customers accounted for approximately 30% and 25% of our accounts receivable.

Suppliers

Our key suppliers, such as Topsheen Ltd as our broker, finds various vessels in the market and supplies most of the vessels that we use.. Although Topsheen Ltd. supplies most of the ships for our shipping business, we also maintain long-term cordial relationships with other ship owners, such as Max Bright Marine Service Co., Ltd. and Top Moral Shipping Limited.

For the year ended October 31, 2024, 2023 and 2022, Topsheen Ltd. accounted for approximately 32%, 24% and 42.5% of our total purchases cost. As of October 31, 2024, two suppliers accounted for approximately 69% and 24% of our total accounts payable. As of October 31, 2023, two suppliers accounted for approximately 50% and 46% of our total accounts payable. As of October 31, 2022, one supplier accounted for approximately 92% of the our total accounts payable.

Marketing

Our marketing team is focused on serving participants in the Asian regional trade chain, including small and medium-sized importers and exporters, manufacturing enterprises (such as electronics and automotive parts manufacturers), bulk commodity traders (minerals, agricultural products), and overseas infrastructure project contractors. In terms of customer acquisition strategy, we attract customers through our regional route network optimization (such as dense coverage of China-Southeast Asia-West Africa routes), digital service platforms (online booking and real-time tracking), and customized logistics solutions (such as special cargo transportation, multimodal transport). At the same time, we rely on localized partner ecosystems (port agents, freight forwarding alliances) to penetrate niche markets. By offering cost effective services and rapid response capabilities, we believe that we occupy a differentiated position in the competitive Asian shipping market.

Competition

We compete with a large number of global and regional shipping companies to provide transport and vessel services to customers worldwide. In each of our key trade routes, we compete primarily with global shipping companies. The market is significantly concentrated with the top global carriers. In addition to the large global carriers, regional carriers typically offer services to a wider range of ports within a particular market as compared to global carriers. The shipping industry is highly competitive and competition may intensify even further, which could negatively affect our market position and financial performance.

Environmental and other regulations in the shipping industry

Government regulations and laws significantly affect the operation of our vessels. Our leased vessels are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low-sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. These laws and regulations include OPA 90, CERCLA, the CWA, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (CAA), and regulations adopted by the International Maritime Organization (IMO), including the International Convention for Prevention of Pollution from Ships (MARPOL), and the International Convention for Safety of Life at Sea (the SOLAS Convention), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with such requirements, where applicable, entails significant expense, including vessel modifications and implementation of certain operating procedures. If such costs are not covered by our vessel owners’ insurance policies, we could be exposed to high costs in respect of environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could suffer substantive harm to our operations and goodwill to the extent that environmental damages are caused by the operation of our leased vessels.. We believe that our vessels operate in accordance with procedures that are intended to ensure compliance with such requirements. We also insure our activities, where effective for us to do so, in order to insure our environmental risks.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements for all vessels and may accelerate designating older vessels for sale throughout the cargo shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards.

Finally, we are subject to laws, directives, decisions and orders in various countries around the world that prohibit or restrict trade with certain countries, individuals and entities.

Insurance

Currently, we purchase Freight, Demurrage, and Defense Insurance for each shipment based on the estimated value of such shipment. This coverage is designed to provide compensation in the event that goods are lost or damaged during transit. However there are also other risks which might not be covered by such insurance. Although we believe that we have the necessary insurance coverage, such insurance may not cover all potential legal expenses and compensation liabilities. For example, certain insurance policies may exclude losses caused by war, strikes, nuclear contamination, or intentional acts. As the shipping business faces increasing new risks (such as cybersecurity threats, stricter environmental regulations, and extreme weather events), insurance premiums may rise significantly. In addition, if a major accident or natural disaster occurs, leading to port closures or the inability of vessels to operate, business interruptions may occur, for which we have no insurance, which in turn can affect our revenue and increase our expenses.

OCC Business

We are currently examining the viability of entering into the marine decarbonization and digital carbon assets management areas. The newly- developed technologies and products will help separate and capture carbon dioxide (CO2) from the exhaust gases or fuels of ships and permanently sequester the CO2, thereby achieving permanent CO2 emission reductions from ships. We are exploring the possibility of designing a full - life - cycle turnkey service for OCC.

Legal Proceedings

Although we are not currently involved in any legal proceeding, we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, and such litigation and claims could have a material effect on our business, financial position and results of operations. From time to time, we may face claims that fall outside the scope of our insurance coverage. In respect of such claims, we purchase Freight, Demurrage, and Defense Insurance (FD&D), which is discretionary coverage for the costs of defending or prosecuting such claims (for example, claims of a purely contractual nature, or collection of freight and demurrage). Those claims, even if covered by insurance and/or lacking merit, could result in the expenditure of significant financial and managerial resources.

C. Organizational structure

The following diagram depicts our current organizational structure. Unless otherwise indicated, equity interests depicted in this diagram are held at 100%.

 D. Property, Plants and Equipment

We lease our principal executive office, which is located on 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372, consisting of approximately 1,356 square feet. We recently renewed our lease which expires on March 15, 2027, pursuant to which the monthly rent is $5,896 (SGD7,800). We believe that our existing facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

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

A. Operating Results

Overview

We are an international provider of ocean transportation services. We are engaged in seaborne transportation services under voyage contracts as well as vessel services for and on behalf of ship owners. We conduct this business through the Topsheen Companies. For the years ended October 31, 2024, 2023 and 2022, our revenues were approximately $108.2 million, $95.3 million and $185.3 million, respectively. For the years ended October 31, 2024, 2023 and 2022, we had net losses of a $21.2 million and $15.8 million and net income of $23.6 million, respectively.

In 2024, we decided to not move forward with the launch of the CO-Tech business, which was expected to enable wood desiccation during the maritime shipping process. We are currently examining the viability of entering into the provision of solutions for marine decarbonization and digital carbon assets management for the shipping industry.

Recent Developments

Prior to July 11, 2024, Dr. Guohua Zhang, our founder, and the then Chief Executive Officer, and interim Chief Financial Officer, was the beneficial owner of 67.14% of our Class A Ordinary Shares. As such, Dr. Zhang was the ultimate controlling shareholder of our company. On July 11, 2024, Dr. Zhang transferred 20,000,000 Class A Ordinary Shares to High-Trend pursuant to a series of agreements between him, his affiliates and High-Trend. As a result, Dr. Zhang’s beneficial ownership of our outstanding Class A Ordinary Shares was reduced to 31.29% and his beneficial interest is currently11.55%. Dr. Zhang resigned as our Chief Executive Officer and Interim Chief Financial Officer effective July 8, 2024. Mr. Jinyu Chang, as the sole shareholder of High-Trend, became the ultimate controlling shareholders of our company after his transaction with Dr. Zhang.

During July 2024, the prior executive management team of our company, including our then Chief Executive Officer, Interim Chief Financial Officer, Chief Shipping Officer, Chief Strategic Officer and all directors of the Company (except for Guohua Zhang) resigned and were replaced by a new executive management team and directors, including Hanxi Chang as the Chief Executive Officer, Zi Xia as the Chief Financial Officer and a director, Xuanhua Xi as an independent director and the chairman of the Audit Committee, and Christopher Renn, and Jing Sang as independent directors. During October 2024, Xuanhua Xi resigned as an independent director and the chairman of the Audit Committee, Jinyu Chang was elected as a director and Chairman of the Board, and Xin He was elected as an independent director and the chairman of our Audit Committee. Effective January 1, 2025, Mr. Xin He resigned as an independent director and the chairman of our Audit Committee and effective January 15, 2025, Mr. Hanxi Chang resigned as our Chief Executive Officer. On January 4, 2025, Mr. Shixuan He was elected as a director and the Chief Executive Officer of our company effective January 15, 2025 and Ms. Xuanhua Xi was elected as an independent director and the chairman of our Audit Committee effective January 10, 2025.

Key Factors that Affect Operating Results

We primarily derive freight revenue from voyage contracts and provide vessel services. We intend to enhance our freight services and acquire new customers by increasing our market penetration with deeper market coverage and a broader geographical reach. Our ability to maintain and expand our customer base affects our operating results.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but currently incur some of our costs and operating expenses (around 5%, 5% and 4% for the years ended October 31, 2024, 2023 and 2022 respectively) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we are not engaged in derivative instruments to hedge part of those expenses.

Inflation risk

Our operations expose us to the effects of inflation. Although our operation has not been impacted by inflation, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and we in particular may not be able to offset such costs sufficiently, in which case our cash flows and results would be negatively impacted.

Results of Operations

For the years ended October 31, 2024 and 2023

The following table summarizes the results of our operations for the years ended October 31, 2024 and 2023, and provides information regarding the dollar and percentage changes during such periods.

	For the Years Ended
	October 31,			%
	2024	2023	Change	Change
REVENUE:
Ocean freight revenue	$105,387,225	$94,523,562	$10,863,663	11.5%
Vessel service revenue	2,789,458	733,976	2,055,482	280.0%
Total revenue	108,176,683	95,257,538	12,919,145	13.6%
COST OF REVENUE:
Cost of revenues	100,076,361	107,142,741	(7,066,380)	(6.6)%
GROSS PROFIT(LOSS)	8,100,322	(11,885,203)	19,985,525	(168.2)%

OPERATING EXPENSES:
General and administrative expenses	5,795,768	3,742,728	2,053,040	54.9%
Total operating expenses	5,795,768	3,742,728	2,053,040	54.9%
INCOME (LOSS) FROM OPERATIONS	2,304,554	(15,627,931)	17,932,485	(114.7)%

OTHER INCOME (EXPENSE), NET
Interest income	3,444	7,738	(4,294)	(55.5)%
Interest expense	(90,203)	(112,022)	21,819	(19.5)%
Change in fair value of convertible notes	(23,213,031)	-	(23,213,031)	(100)%
Loss on settlement of convertible notes	(306,793)	-	(306,793)	(100)%
Other income (expense), net	91,318	(42,947)	134,265	(312.6)%
Total other expense, net	(23,515,265)	(147,231)	(23,368,034)	15,871.7%
LOSS BEFORE INCOME TAXES	(21,210,711)	(15,775,162)	(5,435,549)	34.5%

PROVISION FOR INCOME TAXES	4,139	2,542	1,597	62.8%
NET LOSS	$(21,214,850)	$(15,777,704)	$(5,437,146)	34.5%

Revenues

For the year ended October 31, 2024, our total revenue was approximately $108.2 million, compared to approximately $95.3 million for the year ended October 31, 2023. This represents a revenue increase of approximately $12.9 million, or 13.6%.

Revenue from ocean freight increased by approximately $10.9 million or 11.5%, from approximately $94.5 million in the year ended October 31, 2023 to approximately $105.4 million in the year ended October 31, 2024. This increase was primarily attributable to an increase in ocean freight prices during the year ended October 31, 2024. The total number of voyage days was 3,496 days for the year ended October 31, 2024, an increase of 44 days from 3,452 days for the year ended October 31, 2023, which was due to increased new customers during the year ended October 31, 2024. The average charge per day was approximately $30,144 per day for the year ended October 31, 2024, an increase of approximately $2,800 from $27,344 per day for the year ended October 31, 2023, which was due to increased market price during the year ended October 31, 2024.

Revenue from vessel services increased by approximately $2.1 million or 280.0% from approximately $0.7 million in the year ended October 31, 2023, to approximately $2.8 million in the year ended October 31, 2024. The total number of voyage days was 759 days for the year ended October 31, 2024, a decrease of 307 days from 1,066 days for the year ended October 31, 2023. The average charge per day was $3,675 per day for the year ended October 31, 2024, compare to the average charge per day was $688 for the year ended October 31, 2023.

Cost of Revenues

Our cost of revenues mainly consists of ship lease expenses, oil expenses, port fees and other related costs. Our costs amounted to approximately $100.1 million for the year ended October 31, 2024, representing a decrease of approximately $7.1 million, or 6.6%, compared to approximately $107.1 million for the year ended October 31, 2023, because the average Asian market prices for ship leases, oil and port charges all decreased in the year ended October 31, 2024 as compared to the year ended October 31, 2023. As a result, our ship lease expenses were approximately $44.7 million for the year ended October 31, 2024, representing a decrease of approximately $1.1 million compared to approximately $45.8 million for the year ended October 31, 2023. Oil expenses were approximately $28.4 million for the year ended October 31, 2024, representing a decrease of approximately $2.1 million compared to approximately $30.5 million for the year ended October 31, 2023. Port fees were approximately $24.1 million for the year ended October 31, 2024, representing a decrease of approximately $2.2 million compared to approximately $26.3 million for the year ended October 31, 2023.

Gross profit (loss)

	For the Years Ended October 31,
	2024		2023
GROSS PROFIT(LOSS)	Gross Profit	Gross Margin	Gross Loss	Gross Margin
Total gross profit (loss)	$8,100,322	7.5%	$(11,885,203)	(12.5)%

Our gross profit amounted to approximately $8.1 million for the year ended October 31, 2024 compared to a gross loss of approximately $11.9 million for the year ended October 31, 2023. The gross margin as a percentage of overall revenue for the year ended October 31, 2024 and 2023, was 7.5% and negative 12.5%, respectively. The increase in gross margin was primarily due to the significant increase in revenue and decrease in costs due to the market-wide decrease in vessel lease costs as a result of the BDI point decrease (which impacts vessel lease costs), as well as the decline in oil prices and port charges.

Operating Expenses

	For the Years Ended
	October 31,			%
	2024	2023	Change	Change
OPERATING EXPENSES:
General and administrative	$5,795,768	3,742,728	$2,053,040	54.9%

Our operating expenses consist of general and administrative expenses. General and administrative expenses primarily consisted of salary and compensation expenses related to our accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $2.1 million or 54.9% from approximately $3.7 million for the year ended October 31, 2023 to approximately $5.8 million for the year ended October 31, 2024, mainly due to an increase of approximately $1.3 million in consulting and professional service fees, including $1.2 million of share-based compensation expenses. The service periods for the third-party consultants range from one to three years. The increase in our general and administrative expense also consisted of an increase of approximately $0.5 million in brokerage fees and an increase of approximately $0.5 million in salary expenses due to an increase in the salaries paid to employees, offset by a decrease of approximately $0.4 million in insurance expenses for directors.

During the year ended October 31, 2024, we issued 11,500,000 Class A Ordinary Shares to third party consultants for market development, assistance in entering the onboard carbon capture business and market branding and development. On March 10, 2024, we entered into a two-year consulting agreement with a third party for capital market financing and business development services. Pursuant to the agreement, we issued 1,500,000 Class A Ordinary Shares to the third party. The fair value of the 1,500,000 Class A Ordinary Shares was $800,100, based on our share price at date of grant. On April 24, 2024, we entered into a one-year consulting agreement with a third party for branding and marketing services. Pursuant to the agreement, we issued 1,500,000 Class A Ordinary Shares to the third party. The fair value of the 1,500,000 Class A Ordinary Shares was $1,537,500, based on our share price at the date of grant. On October 15, 2024, we entered into a one-year consulting agreement with a third party for business development services for our entry into the onboard carbon capture business. Pursuant to the agreement, we agreed to issue 1,500,000 Class A Ordinary Shares to the third party. The shares had a fair value of $799,500, e based on our share price at the date of grant. On October 15, 2024, we entered into a three-year consulting agreement with a third party for business development services for our new onboard carbon capture business. Pursuant to the agreement, we agreed to issue 2,600,000 Class A Ordinary Shares to the third party. The shares had a fair value of $1,385,800, based on our share price at the date of grant. On October 15, 2024 we entered into a one-year consulting agreement with a third party for business development services in the PRC. Pursuant to the agreement, we paid a cash fee of $30,000 and issued 400,000 Class A Ordinary Shares to the third party. The fair value of the 400,000 Class A Ordinary Shares was $213,200, based on our share price at the date of grant. On October 21, 2024, we entered into a three-year consulting agreement with a third party for investor relations advisory services. Pursuant to the agreement, we agreed to issue 4,000,000 Class A Ordinary Shares to the third party. The shares had a fair value of $2,132,000, based on our share price at the date of grant.

Other Expenses, net

Other expense, net primarily consists of interest expense, change in fair value of convertible notes, loss on settlement of convertible notes and other items. Other expense, net was approximately $23.5 million for the year ended October 31, 2024, representing an increase of approximately $23.4 million compared to $0.1 million for the year ended October 31, 2023. The increase was primarily attributable to a loss of $23.2 million from change in fair value of convertible notes and $0.3 million from loss on settlement of convertible notes during the year ended October 31, 2024. The Company elected the fair value option to account for its convertible notes (excluding freestanding warrants if applicable, refer to Note 8 for detailed information). The fair value of the convertible notes is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Provision for Income Taxes

Our provision for income taxes was $4,139 and $2,542 for the years ended October 31, 2024 and 2023, respectively. The Topsheen Companies are eligible for and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award program in Singapore. We expect that our participation will be renewed for an additional 10 years in 2025. All qualified shipping income derived from the shipping activity of Topsheen Companies is exempt from taxation for the duration of our subsidiaries MSI-AIS participation in this program.

Net Loss

As a result of the foregoing, our net loss amounted to approximately $21.2 million for the year ended October 31, 2024, compared to a net loss of approximately $15.8 million for the year ended October 31, 2023.

For the years ended October 31, 2023 and 2022

The following table summarizes the results of our operations for the years ended October 31, 2023 and 2022, and provides information regarding the dollar and percentage changes during such periods.

	For the Years Ended
	October 31,			%
	2023	2022	Change	Change
REVENUE:
Ocean freight revenue	$94,523,562	$178,126,765	$(83,603,203)	(46.9)%
Vessel service revenue	733,976	7,222,865	(6,488,889)	(89.8)%
Total revenue	95,257,538	185,349,630	(90,092,092)	(48.6)%
COST OF REVENUE:
Cost of revenues	107,142,741	158,502,351	(51,359,610)	(32.4)%
GROSS (LOSS) PROFIT	(11,885,203)	26,847,279	(38,732,482)	(144.3)%

OPERATING EXPENSES:
Selling expense	-	16,342	(16,342)	(100.0)%
General and administrative expenses	3,742,728	3,250,019	492,709	15.2%
Total operating expenses	3,742,728	3,266,361	476,367	14.6%
(LOSS) INCOME FROM OPERATIONS	(15,627,931)	23,580,918	(39,208,849)	(166.3)%

OTHER INCOME (EXPENSE), NET
Interest income	7,738	18	7,720	42,888.9%
Interest expense	(112,022)	(101,877)	(10,145)	10.0%
Other (expense) income, net	(42,947)	129,098	(172,045)	(133.3)%
Total other (expense) income, net	(147,231)	27,239	(174,470)	(640.5)%
(LOSS) INCOME BEFORE INCOME TAXES	(15,775,162)	23,608,157	(39,383,319)	(166.8)%

PROVISION FOR INCOME TAXES	2,542	11,243	(8,701)	(77.4)%
NET (LOSS) INCOME	$(15,777,704)	$23,596,914	$(39,374,618)	(166.9)%

Revenues

For the year ended October 31, 2023, our total revenue was approximately $95.3 million compared to approximately $185.3 million for the year ended October 31, 2022. This represents a revenue decrease of approximately $90.1 million, or 48.6%.

Revenue from ocean freight decreased by approximately $83.6 million or 46.9%, from approximately $178.1 million in the year ended October 31, 2022 to approximately $94.5 million in the year ended October 31, 2023. This decline was primarily attributable to a decrease in ocean freight prices during the year ended October 31, 2023. For the year ended October 31, 2022, the vessel hire rates were at a high level due to the impact of COVID-19. Ocean freight prices returned to normal levels during the year ended October 31, 2023. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which, combined with a historically low order book and port delays and congestion, resulted in an increase in our financial performance for the years ended October 31, 2022 and 2021, before moderating and declining significantly in fiscal 2023 as demand in Asia weakened. The total number of voyage days was 3,452 days for the year ended October 31, 2023, a decrease of 5 days from 3,457 days for the year ended October 31, 2022. The average charge per day was approximately $27,344 per day for the year ended October 31, 2023, a decrease of approximately $24,182 from $51,526 per day for the year ended October 31, 2022.

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

Cost of Revenues

Our cost of revenues mainly consists of ship lease expenses, oil expenses, port fees and other related costs. Our costs amounted to approximately $107.1 million for the year ended October 31, 2023, representing a decrease of approximately $51.4 million, or 32.4%, compared to approximately $158.5 million for the year ended October 31, 2022. Ship lease expenses were approximately $45.8 million for the year ended October 31, 2023, representing a decrease of approximately $46.3 million compared to approximately $92.1 million for the year ended October 31, 2022. Oil expenses were approximately $30.5 million for the year ended October 31, 2023, representing a decrease of approximately $4.2 million compared to approximately $34.8 million for the year ended October 31, 2022. Port fees were approximately $26.3 million for the year ended October 31, 2023, representing a decrease of approximately $2.7 million compared to approximately $29.0 million for the year ended October 31, 2022.

Gross (loss) profit

	For the Years Ended October 31,
	2023		2022
GROSS (LOSS) PROFIT	Gross Loss	Gross Margin	Gross Profit	Gross Margin
Total gross (loss) profit	$(11,885,203)	(12.5)%	$26,847,279	14.5%

Our gross loss amounted to approximately $11.9 million for the year ended October 31, 2023 compared to a gross profit of approximately $26.8 million for the year ended October 31, 2022. The gross margin as a percentage of overall revenue for the years ended October 31, 2023 and 2022, was negative 12.5% and positive 14.5%, respectively. The decrease in gross margin was primarily due to the significant decrease in revenue.

Operating Expenses

	For the Years Ended
	October 31,			%
	2023	2022	Change	Change
OPERATING EXPENSES:
Selling	$-	$16,342	$(16,342)	(100.0)%
General and administrative	3,742,728	3,250,019	492,709	15.2%
Total operating expenses	$3,742,728	$3,266,361	$476,367	14.6%

Our operating expenses consist of selling expenses and general and administrative expenses. Operating expenses increased by approximately $0.5 million, or 14.6%, from approximately $3.3 million for the year ended October 31, 2022 to approximately $3.7 million for the year ended October 31, 2023. The increase in our operating expenses was primarily due to an increase of approximately $0.5 million in general and administrative expenses, offset by a decrease of approximately $0.02 million in selling expenses.

Selling expenses primarily consisted of salary and compensation related to our sales personnel. Sales expenses amounted to $nil and $16,342 for the year ended October 31, 2023 and 2022, respectively. Selling expenses was attributable to our newly incorporated subsidiary Singapore Garden Technology Pte. Ltd for the year ended October 31, 2022.

General and administrative expenses primarily consisted of salary and compensation expenses related to the our accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.5 million or 15.2% from approximately $3.3 million for the year ended October 31, 2022 to approximately $3.7 million for the year ended October 31, 2023 mainly due to an increase of approximately $0.6 million in insurance expenses for directors and an increase of approximately $0.2 million in other professional service fees, offset by a decrease of approximately $0.3 million in salary expenses.

Other (Expenses) Income, net

Other (expense) income, net primarily consists of interest expense and other items. Other expense, net was $147,231 for the year ended October 31, 2023, compared to other income, net of approximately $27,239 for the year ended October 31, 2022 due to the following reasons: (1) interest expense increased by $10,145 to $112,022 for the year ended October 31, 2023 from approximately $101,877 for the year ended October 31, 2022 and (2) other expense, net amounted to $42,947 for the year ended October 31, 2023, compared to other income, net of $129,098 for the year ended October 31, 2022 as a result of higher foreign exchange losses in 2023.

Provision for Income Taxes

Our provision for income taxes was $2,542 and $11,243 for the years ended October 31, 2023 and 2022, respectively. All qualified shipping income derived from the shipping activity of the Topsheen Companies is exempt from taxation in Singapore for the duration of MSI-AIS approval.

Net (Loss) Income

As a result of the foregoing, our net loss amounted to approximately $15.8 million for the year ended October 31, 2023 compared to net income of approximately $23.6 million for the year ended October 31, 2022.

B. Liquidity and Capital Resources

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in Singapore. Our ability to pay dividends depends upon dividends paid by our subsidiaries in Singapore. These subsidiaries are permitted to pay dividends to only out of their retained earnings, if any, as determined in accordance with Singapore accounting standards and regulations. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in Singapore to us.

During the year ended October 31, 2022, Caravelle Group Co., Ltd , which was at that time was owned by multiple shareholders, together with its 61%-owned subsidiary, Topsheen Shipping, and its 90%-owned subsidiary, Topsheen Samoa, declared and paid an aggregate of $16,952,502 in dividends, of which Mr. Dong Zhang, who was a non-controlling shareholder of Topsheen Shipping and Topsheen Samoa, received an aggregate of $8,662,600 in dividends, while other shareholders of Caravelle Group Co., Ltd received an aggregate of $8,289,902 in dividends. On December 30, 2022, our 61% owned subsidiary, Topsheen Shipping, declared a dividend of $2,000,000, of which Topsheen Samoa received $1,220,000 and Mr. Zhang, received $780,000. On January 31, 2023, Topsheen Samoa declared a dividend of $1,220,000, of which Mr. Zhang received $122,000. As a result, our majority owned subsidiaries declared and paid a total of $902,000 in dividends to non-controlling interest shareholders in the year ended October 31, 2023.

In assessing our liquidity, we monitor and analyze our cash on hand, ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We have historically funded our working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of October 31, 2024, we had cash of $6.9 million. Advances from customers included in current liabilities amounted to $5.8 million mainly representing the advances from customers that will be recognized as revenue in the next fiscal year when the services are provided. We intend to finance our future working capital requirements and capital expenditures from financing activities.

On November 24, 2023, we entered into a securities purchase agreement with an investor, pursuant to which we issued the investor a convertible promissory in the principal amount of $63,333 with an original issue discount (“OID”) of 10% for a term of nine (9) months. The note was convertible at the option of noteholder into our Class A Ordinary Shares at an initial conversion price of $0.65 per share subject to adjustment. The proceeds from the note issuance was $50,000 (after deducting OID and $7,000 for investors’ fees, costs and other transaction expenses incurred in connection with the purchase and sale of the note). We had the right to prepay all or a portion of the note at any time by paying 120% of the outstanding balance or portion thereof. By February 6, 2024, we fully settled the note with the cash repayment of $70,015 and the issuance of 15,000 Class A Ordinary Shares having a fair value of $8,468.

On January 10, 2024, we closed a first tranche of the senior secured convertible note financing with certain investors for the principal amount of $1.5 million (the “Jan 2024 Notes”) with an origin issue discount (“OID”) of 15% for a term of 18 months. The net proceed from the Jan 2024 Notes was approximately $1.0 million (the principal deduced by OID and other issuance costs). The Jan 2024 Notes can be converted at the option of noteholder into Class A ordinary shares of the Company at an initial conversion price of $1.0 per share subject to adjustment specified in the agreement. The Jan 2024 Notes shall be repayable in cash upon maturity. Prior to maturity, the Investors can convert the Jan 2024 Notes into ordinary shares at conditions specified in the agreement. The Jan 2024 Notes contain certain prepayment options and participation rights and is subject to customary closing conditions specified in the agreements. As part of the investment, the Investors are also granted five-year warrants equal to 50% of the funded amount at an initial exercise price equal to $1.00 per share, subject to adjustment. After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $1 million. By September 9, 2024, we fully settled the note with the cash repayment of $1,375,000 and the issuance of 300,000 Class A Ordinary Shares having a fair value of $140,985.

On September 16, 2024, we closed a private placement financing of a senior unsecured original issue 25% discounted convertible promissory note (the “September 2024 Note”) with High-Trend and issued a five-year warrant to High Trend to purchase 24,045,181 Class A Ordinary Shares of our company (equal to 150% of the funded amount of the September 2024 Note) at an initial exercise price equal to $0.166 per share (the “September 2024 Warrant”). The September 2024 Note had a principal amount of $3,548,000 with an original issuance discount of $887,000 and zero annual interest. The September 2024 Note, which had a 12-month maturity, was convertible into our Class A Ordinary Shares at a conversion price equal to $0.10 per share, subject to adjustment. We did not have an obligation to register any of the securities issued in the placement or that were issuable pursuant to the September 2024 Note and September 2024 Warrant. The proceeds from this financing were used for general working capital purposes. The September 2024 Note was fully converted into 35,480,000 Class A Ordinary Shares on September 23, 2024.

On October 18, 2024, we closed a private placement financing of senior unsecured original issue 25% discounted convertible promissory notes (the “October 2024 Notes”) with four investors pursuant to a securities purchase agreement. The October 2024 Notes had an aggregate principal amount of $1,752,000 with an aggregate original issuance discount of $438,000 and zero annual interest. The October 2024 Notes, which had a term of 12 months, were convertible into our Ordinary Shares at an initial conversion price equal to $0.10 per share, subject to adjustment. The October 2024 Notes were fully converted into 17,520,000 Ordinary Shares on October 21, 2024. The Company does not have an obligation to register any of the securities issued to the investors.

The following summarizes the key components of our cash flows for the years ended October 31, 2024, 2023 and 2022.

	For the Year Ended October 31, 2024	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022
Net cash (used in) provided by operating activities	$(3,328,206)	$(17,773,998)	$33,132,430
Net cash provided by (used in) financing activities	7,971,203	(1,578,365)	(21,914,535)
Net increase (decrease) in cash and cash equivalents	$4,642,997	(19,352,363)	11,217,895

Operating Activities

Net cash used in operating activities was approximately $3.3 million for the year ended October 31, 2024. Cash used in operating activities for the year ended October 31, 2024 mainly consisted of net loss of approximately $21.2 million, adjusted for certain non-cash items primarily consisting of fair value loss of approximately $23.2 million in the change in fair value of convertible notes, issuance of shares for service of approximately $1.2 million and loss on settlement of convertible notes of approximately $0.3 million, and changes in certain working capital accounts that primarily consisting of cash used in accounts receivable of approximately $6.6 million due to increased revenue, cash used in prepayment and other assets of approximately $4.5 million due to more prepayments for fuel, and other costs, offset by cash provided by advances from customers of approximately $2.3 million due to more advance collected from customers, cash provided by accrued expenses and other liabilities of approximately $1.7 million due to longer credit terms with service providers and cash provided by accounts payable of approximately $0.3 million.

Net cash used in operating activities was approximately $17.8 million for the year ended October 31, 2023. Cash used in operating activities for the year ended October 31, 2023 mainly consisted of a net loss of approximately $15.8 million, and changes in certain working capital accounts that primarily consisted of cash used in advances from customers of approximately $6.6 million due to the additional revenue realized, cash used in accrued expenses and other liabilities of approximately $3.1 million due to increased payment settlements with service providers and cash used in accounts payable of approximately $0.5 million, offset by cash provided by accounts receivable of approximately $3.0 million due to faster collection, cash provided by prepayments and other assets of approximately $4.1 million asset less prepayments paid for fuel due to less revenue and cash provided by related parties of approximately $1.1 million.

Net cash provided by operating activities was approximately $33.1 million for the year ended October 31, 2022. Cash provided by operating activities for the year ended October 31, 2022 mainly consisted of net income of approximately $23.6 million, and changes in certain working capital accounts that primarily consisted of cash provided by accounts receivable of approximately $3.9 million due to increased revenue, cash provided by prepayments and other assets of approximately $0.4 million, cash provided by advances from customers of approximately $3.9 million in line with our increased revenue, and cash provided by accrued expenses and other liabilities of approximately $2.0 million due to less payment settlements with service providers.

Investing Activities

Cash used by investing activities was $nil for the years ended October 31, 2024, 2023 and 2022.

Financing Activities

Net cash provided by financing activities was approximately $8.0 million for the year ended October 31, 2024, mainly consisting of loans from related parties of approximately $10.7 million, proceeds from convertible notes of approximately $5.3 million, capital contributed by non-controlling shareholders of approximately $2.8 million, offset by repayment of related-party loans of approximately $8.5 million, repayment of convertible notes of approximately $1.4 million and repayment of long-term bank loans of approximately $0.9 million.

Net cash used in financing activities was approximately $1.6 million for the year ended October 31, 2023, mainly consisting of repayment of related parties’ loans of approximately $13.2 million, dividends paid to shareholders of our subsidiaries of approximately $0.9 million, and repayment of a long-term bank loan of approximately $0.8 million, offset by loan proceeds from related parties of approximately $13.4 million.

Net cash used in financing activities was approximately $21.9 million for the year ended October 31, 2022, mainly consisting of loan proceeds from related parties of approximately $2.5 million, repayment of related parties’ loans of approximately $6.5 million, dividends to shareholders of approximately $17.0 million, and repayment of a long-term bank loan of approximately $1.0 million.

Capital Expenditures

We did not make any material capital expenditures in the three years ended October 31,2024, 2023 and 2022.

Contractual Obligations

We had an outstanding bank loan of approximately $1,496,999 as of October 31, 2024. We have also entered into non-cancellable operating lease agreements to rent our office space in Singapore. The lease agreement, which will expire on March 14, 2025, has been renewed for an additional two years.

The following table sets forth our contractual obligations and commercial commitments as of October 31, 2024:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Bank loan	1,496,999	580,076	-	-	916,923
Lease	23,407	23,407	-	-	-
Total	$1,520,406	$603,483	$-	$-	$916,923

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the years ended October 31, 2024, 2023 and 2022 that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

C. Research and Development, Patents and Licenses, etc.

Not applicable

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

Accounting estimates used in revenue recognition

Under a voyage contract, we are engaged to provide the transportation of cargo between specific ports in return for an ocean freight payment of an agreed upon freight per ton of cargo. Our voyage contracts generally do not contain cancelable provisions. A voyage is deemed to commence when a vessel was available for loading and is deemed to end upon the completion of the discharge of the current cargo. For voyage contracts, the customer simultaneously receives and consumes the benefits provided by our performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If we were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, we recognize revenue ratably from the port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. For unfinished voyages, the related revenue is recognized based on the estimated transit time-based portion completed of each voyage at the reporting date. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses and other ocean transportation operating costs are charged to operating costs as incurred.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our directors and executive officers are currently as follows:

Name	Age	Position
Shixuan He	50	Director and Chief Executive Officer
Jinyu Chang	52	Director and Chairman of the Board
Zi Xia	46	Chief Financial Officer and Director
Xuanhua Xi	53	Independent Director
Christopher Renn	53	Independent Director
Jing Sang	43	Independent Director

Shixuan He joined our company on January 4, 2025. Mr. He has served as the CEO of High-Trend Technology Co., Ltd., a company focusing on intelligent city system development, since April 2014. From January 2010 to March 2014, Mr. He served as the CEO of Tianjin Meijiang International Convention and Exhibition Center, a company focused on exhibition management and commercial venue operation. Mr. He obtained his bachelor’s degree in Automation from Dalian University of Technology in 1997.

Jinyu Chang joined our company on October 16, 2024. He is a Co-Founder of High Trend International, a holding company focused on the investment and development of projects involving municipal smart cities and smart street light points and has been managing the company since January 1, 2018. From January 1, 2011 to December 31, 2017, Mr. Chang served as the Chairman of the Board of High Trend Technology Co., Ltd., a company focused on the investment and development of smart city projects. Mr. Chang has a bachelor’s degree in Administrative Management from Tianjin University of Finance and Economics.

Zi Xia has served as the Chief Financial Officer and a director of our company since July 8, 2024. Ms. Xia is the Founder of Aiken International Technology Co., Ltd., an international low-carbon industry accelerator, a position she has held since 2019. Prior to that, Ms. Xia co-founded Yike Talks, a podcast platform, in 2018, where she led the marketing and product development teams from February 2018 to February 2021. From February 2009 to February 2018, Ms. Xia worked at Willis Towers Watson, a global consulting and advisory company, where she served as a Partner in charge of the marketing business for the Greater China area. Ms. Xia obtained a Bachelor of Arts degree in Communications from the University of Colorado and a Master of Arts degree in Mass Communications from the University of Leicester.

Xuanhua Xi joined our company on January 10, 2025. Ms. Xi has served as the Chief Risk officer of DigiFT Technology Group, a Singapore-based on-chain capital market operation and service provider, since December 2024. She served as the Deputy Chief Executive Officer of Neutral Financial Holding Company Limited, a Hong Kong-based licensed financial service provider, from July 2024 to December 2024. Previously, she served as the Deputy Chief Executive Officer of BOCOM International Holdings Co., Ltd., a Hong Kong-based and listed financial service provider, from July 2017 to December 2023. She was also the General Manager of BOCOM International (Shanghai) Equity Investment Management Co., Ltd., an investment management company, from November 2020 to January 2022. From March 2015 to July 2017, she served as the General Manager of BOCOM International Securities Ltd., a company providing securities brokerage services. Ms. Xi obtained her Bachelor’s degree in Economics from Fudan University, China, and her Executive Master of Business Administration degree from Shanghai Jiao Tong University, China.

Christopher Renn has served as an independent director of our company since July 8, 2024. Mr. Renn has also been a director of Professional Diversity Network, Inc. (Nasdaq: IPDN), a global developer and operator of online and in-person networks providing networking, training, educational, and employment opportunities, since June 2022. Between May 2021 and June 2022, he was a director and senior vice president of the alternative assets division at Bluestone Capital, focusing on alternative assets including technology, infrastructure, energy, and real estate. From June 2018 to May 2021, Mr. Renn was a managing director at SIG, an international infrastructure finance company active in emerging markets infrastructure development through transportation, technology, renewable energy, and healthcare projects. From April 2017 to May 2018, he worked as a senior vice president at Great Bay, an energy-focused hedge fund. From June 2011 to March 2017, he was a senior vice president and investment manager at Urban Retail Properties, the commercial property arm of a NYSE-listed REIT. Mr. Renn obtained a Master’s degree in Architecture from the Illinois Institute of Technology. He also graduated from the Advanced Management Program at Harvard University.

Jing Sang has served as an independent director of our company since July 8, 2024. Ms. Sang is the Founder and Executive Director of China Council for an Energy Efficient Economy (CCEEE), an integrated platform to promote multilateral collaboration and communication in energy efficiency and low carbon policy, technology and financing. Prior to founding CCEEE in 2018 and since February 2017, Ms. Sang worked as a project manager in the Energy Foundation China (EFC) from February 2008 to February 2017 in industry energy efficiency. She also serves as Deputy Chairperson and Deputy Secretary-General of Energy Economy Committee, China Energy Research Society (CERS); Secretary-General of Green Industrial Parks Committee, China Association of Circular Economy (CECA); Secretary-General of Green & Low carbon Industrial Parks Committee, Chinese Society for Environmental Sciences (CSES). Ms. Sang holds a Master’s Degree in Law (LLM) from China Foreign Affairs University and she is an Innovation Leading Engineering PhD candidate in Tsinghua University (China). She was a visiting scholar in Lawrence Berkeley National Laboratory (LBNL).

The address of our directors and executive officers is 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372.

There are no family relations among any of our officers or directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

 B. Compensation

For the year ended October 31 2024, our executive officers, who did not receive any cash compensation, received share compensation having the estimated fair value of $96,242.

For the year ended October 31, 2024, two of our directors received aggregate share compensation having an estimated fair value of $192,484.

Name	Fees Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

Jing Sang	$—	96,242	—	—	$96,242

Chris Renn	$—	96,242	—	—	$96,242

2022 Incentive Plan

We adopted the 2022 Share Incentive Plan (the “2022 Plan”), which provides for the issuance of up to an aggregate of 3,349,520 of our Class A Ordinary Shares. The following is a summary of certain terms and conditions of the 2022 Plan. This summary is qualified in its entirety by reference to the 2022 Plan.

Summary of the 2022 Plan

Types of Awards. The 2022 Plan permits the awards of options, share appreciation rights, rights to dividends and dividend equivalent right, restricted shares and restricted share units and other rights or benefits under the 2022 Plan.

Plan Administration. The 2022 Plan shall be administrated by a committee formed in accordance with applicable stock exchange rules, unless otherwise determined by our Board of Directors.

Eligibility. Our employees and consultants are eligible to participate in the 2022 Plan. An employee or consultant who has been granted an award may, if he or she is otherwise eligible, be granted additional awards.

Designation of Award. Each award under the 2022 Plan is designated in an award agreement, which is a written agreement evidencing the grant of an award executed by the company and the grantee, including any amendments thereto.

Conditions of Award. Our Board of Directors or any entity appointed by the Board to administer the 2022 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, and form of payment upon settlement of the award.

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

Amendment, Suspension or Termination of the 2022 Plan. The administrator of the 2022 Plan may amend, alter, suspend, discontinue or terminate the 2022 Plan, or any award agreement hereunder or any portion hereof or thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval with such legally mandated threshold for a resolution of the shareholders if such approval is necessary to comply with any tax or regulatory requirement for which or with which the administrator of the 2022 Plan deems it necessary or desirable to qualify or (ii) shareholder approval with such threshold for a resolution of the shareholders in respect of such amendment, alteration, suspension, discontinuation or termination as provided in our Memorandum and Articles of Association for any amendment to the 2022 Plan that increases the total number of shares reserved for the purposes of the 2022 Plan, and (iii) with respect to any award agreement, the consent of the affected employee, if such action would materially and adversely affect the rights of such employee under any outstanding award.

No grants were made under the 2022 Plan as of October 31, 2024.

C. Board Practices

Overall responsibility for the oversight of the management of our company rests with our Board of Directors. Our Board of Directors currently consists of six directors. The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence under Rule 5605(c)(2) of the Nasdaq Stock Market Rules. Our independent directors are Xuanhua Xi, Christopher Renn and Jing Sang.

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

Committees of the Board of Directors

We have three board committees: the audit committee, the nominating committee and the compensation committee. The composition of each committee is described below:

●	Audit Committee: Xuanhua Xi (Chairperson), Christopher Renn, and Jing Sang;

●	Nominating Committee: Christopher Renn (Chairperson);

●	Compensation Committee: Christopher Renn(Chairperson) and Jing Sang.

The audit committee, which is established in accordance with Section 3(a)(58)(A) of the Exchange Act, engages with our independent accountants, reviewing their independence and performance; reviews our accounting and financial reporting processes and the integrity of its financial statements; the audits of our financial statements and the appointment, compensation, qualifications, independence and performance of our independent auditors; our compliance with legal and regulatory requirements; and the performance of our internal control over financial reporting.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. Specifically, the nominating committee makes recommendations to our Board regarding the size and composition of the Board, establishes procedures for the director nomination process and screens and recommends candidates for election to our Board. On an annual basis, the nominating committee recommends for approval by the Board certain desired qualifications and characteristics for board membership. Additionally, the nominating committee establishes and administers a periodic assessment procedure relating to the performance of our Board as a whole and its individual members. The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on our Board. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

The compensation committee reviews annually our corporate goals and objectives relevant to the officers’ compensation, evaluates the officers’ performance in light of such goals and objectives, determines and approves the officers’ compensation level based on this evaluation; makes recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans, makes recommendations to the Board with respect to employee  compensation and administers our incentive-compensation plan. The compensation committee has the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion. Our Chief Executive Officer may not be present during voting or deliberations of the compensation committee with respect to his compensation. Our executive officers do not play a role in suggesting their own salaries. Neither the Board nor the compensation committee has engaged any compensation consultant who has a role in determining or recommending the amount or form of executive or director compensation.

D. Employees

As of October 31, 2024, we employed 31 full-time employees, of which 7 persons were engaged in management, 6 persons were engaged in administration, 8 persons were engaged in marketing and 10 persons were engaged in operations.

As of October 31, 2023, we employed 31 full-time employees, of which 6 persons were engaged in management, 6 persons were engaged in administration, 8 persons were engaged in marketing and 11 persons were engaged in operations.

As of October 31, 2022, we employed 34 full-time employees, of which 9 persons were engaged in management, 6 persons were engaged in administration, 10 persons were engaged in marketing and 9 persons were engaged in operations.

E. Share ownership

The following table set forth information regarding the beneficial ownership of our Class A Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of our Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Class A Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The calculations in the table below assume there were 120,939,705 Class A Ordinary Shares no Class B Ordinary Shares outstanding as of February 1, 2025.

Name and Address of Beneficial Owner(1)	Number	% **
Executive Officers and Directors
Jinyu Chang(2)	55,480,000	45.87
Shixuan He	-	-
Zi Xia	3,541,986	2.93
Xuanhua Xi	-	-
Christopher Renn	56,986	0.05
Jing Sang	56,986	0.05
All Executive Officers and Directors as a group (6 persons)	59,135,958	48.90%
5% Or Greater Holders
High-Trend Holdings USA LLC (2)	55,480,000	45.87%
Guohua Zhang(3)	13,972,255	11.55%
Tianyuan Group Co., Ltd.(3)	9,472,255	7.83%
Speed Wealthy Ltd.(4)	6,822,255	5.64%

*	Less than 1%.

**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of Class A Ordinary Shares outstanding as of February 13, 2025.

(1)	The address of our directors and executive officers is 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051.

(2)	Mr. Jinyu Chang, as the sole shareholder and manager of High-Trend Holdings USA LLC, exercises voting and dispositive control over the Class A Ordinary Shares registered in the name of High-Trend Holdings USA LLC in the amount set forth in the above table. The address of High-Trend Holdings USA LLC is 19 West 44th Street, Suite 1001, New York, NY 10036.

(3)	Dr. Guohua Zhang, the former Chairman of the Board and former CEO and interim CFO of our company, exercises exclusive voting and dispositive control over an aggregate of 13,972,255 Class A Ordinary Shares registered in the names of (i) Taiyuan Group Co., Ltd., a BVI business company, directly owning 9,472,255 Class A Ordinary Shares; and (ii) Galion-Group Co., Ltd., a BVI business company, directly owning 4,500,000 Class A Ordinary Shares. The address of Guohua Zhang is Jingpu 2, Jingxi Community, Hengdian Town, Dongyang City, Zhejiang, China.

(4)	Mr. Dong Zhang, the former Chief Shipping Officer and director of our company and the controlling shareholder of Topsheen Ltd, exercises voting and dispositive control over the Class A Ordinary Shares registered in the name of Speed Wealthy Ltd, a BVI business company that owns 6,822,255 Class A Ordinary Shares. The address of Dong Zhang is 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable

Clawback Policy. We adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the Clawback Policy is filed as exhibit 97.1 to this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

B. Related party transactions

We record transactions with various related parties. These related party balances as of October 31, 2024, 2023 and 2022 and transactions for the years ended October 31, 2024, 2023 and 2022 are identified as follows:

Name of Related Party	Relationship to Our Company
Dr. Guohua Zhang(1)	Former Chief Executive Officer and Chairman of the Board
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Mr. Dong Zhang, former principal shareholder, Chief Shipping Officer and director
Topsheen Shipping Ltd. (Topsheen Ltd.”)	Controlled by Mr. Dong Zhang
Keen Best Shipping Co., Limited	Controlled by Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang
Welly Focus Shipping Co. Limited	Controlled by Mr. Dong Zhang
Top Wisdom Shipping Management Co. Limited	Controlled by Mr. Dong Zhang
Beijing Hanpu Technology Co., Ltd.	Controlled by Dr. Guohua Zhang
Max Bright Marine Service Co. Ltd.	Controlled by Mr. Dong Zhang
Top Legend Shipping Co. Limited	Controlled by Mr. Dong Zhang
Top Creation International (HK) Limited	Controlled by Mr. Dong Zhang
Top Moral Shipping Limited	Controlled by Mr. Dong Zhang
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Dr. Guohua Zhang
High-Trend Holdings USA LLC (“High-Trend”)	Controlled by Mr. Jinyu Chang

(1)	Prior to July 11, 2024, Dr. Guohua Zhang (“Dr. Zhang”), the former Chairman of the Board of Directors and the Chief Executive Officer and Interim Chief Financial Officer of our company was the ultimate controlling shareholder of our company, holding a 67.14% beneficial ownership interest of our outstanding Class A Ordinary Shares. On July 11, 2024, Dr. Zhang and an affiliate transferred 20,000,000 Class A Ordinary Shares, representing 35.85% of our outstanding shares, to High-Trend. In connection the transaction, Dr. Zhang resigned as our Chief Executive Officer and Interim Chief Financial Officer and ceased to serve as Chairman of our Board on October 16, 2024. The shareholders voted to approve the proposed removal of Dr. Zhang as a director of the Company on January 3, 2025. After the July 11, 2024 transaction, Mr. Jinyu Chang as the sole shareholder and manager of High-Trend, became the ultimate controlling shareholders of our company.

(a) Due from related parties

Due from related parties consisted of the following:

	October 31, 2024	October 31, 2023	October 31, 2022

High-Trend (1)	$3,472	-	-
Nanjing Derun Shipping Co., Ltd.(2)	-	-	$5,590
Topsheen Shipping Ltd.(3)	-	-	946,065
Top Wisdom Shipping Management Co. Limited(4)	-	$4,183	-
Total	$3,472	$4,183	$951,655

(1)	The balances mainly represented a one-time advance to cover emergency business costs to High-Trend as of October 31, 2024 and was collected in November 2024.

(2)	For the year ended October 31, 2022, we provided transportation services to Nanjing Derun Shipping Co., Ltd. The balances mainly represented accounts receivable from Nanjing Derun Shipping Co., Ltd. in connection with service provided to this company throughout the year, The balance was collected on November, 2022.

(3)	We leased vessels from Topsheen Shipping Limited during the years ended October 31, 2024, 2023 and 2022. The balances as of October 31, 2022, mainly represented prepayments to Topsheen Shipping Limited. Pursuant to the agreement with Topsheen Shipping Limited, we are required to make a prepayment in order for them to lease vessels for us in the market. The prepayment we made in 2022 was utilized during the year ended October 31, 2023.

(4)	The balances mainly represented prepayments to Top Wisdom Shipping Management Co. Limited in connection with shipping management services provided to us. The balance as of October 31, 2023 was subsequently utilized as of August 31, 2024.

(b) Due to related parties

Due to related parties consisted of the following:

	October 31, 2024	October 31, 2023	October 31, 2022

Topsheen Shipping Limited(1)	$4,540,347	$1,182,319	$-
Shanghai Weisheng International Logistics Co., Ltd.	4,137	6,794	22,567
Nanjing Derun Shipping Co., Ltd.	6,242	-	-
Beijing Hanpu Technology Co., Ltd.(2)	-	579,147	579,147
Dr. Guohua Zhang(3)	952,181	2,030,479	2,371,188
New Galion	-	99,833	4,000
Total	$5,502,907	$3,898,572	$2,976,902

(1)	The balances mainly represented the working capital advances provided by Topsheen Shipping Limited. During the year ended October 31, 2024, Topsheen Shipping Limited provided us with short-term working capital advances of $10.7 million, including a loan of $4,453,000 provided on October 14, 2024. We repaid $7.3 million during the fiscal year. During the year ended October 31, 2023, Topsheen Shipping Limited provided us with a working capital loan of $9.0 million and an advance of $4.1 million. We repaid $12.1 million during the year. The remaining balance as of October 31, 2024 is unsecured, interest free and repayable on demand.

(2)	On May 20, 2022, we entered into a vessel purchase agreement with Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation of our wood desiccation technology with the total purchase price of approximately $0.6 million. The testing vessel was delivered to us on June 6, 2022. In October 2024, Beijing Hanpu Technology Co., Ltd. repurchased the vessel at the original selling price and settled the liabilities accordingly.

(3)	As of October 31, 2024, 2023 and 2022, Dr. Guohua Zhang had advanced $952,181, $2,030,479 and $2,371,188, to us to pay operating business expenses, respectively. All these advances were non-interest bearing and due on demand.

(c) Convertible note issued to related party*

On September 16, 2024, we issued the September 2024 Note to High-Trend, which was converted into 35,480,000 Class A Ordinary Shares on September 23, 2024 (See Note 8)

(d) Services provided by related parties*

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2024	2023	2022
Topsheen Ltd	$32,074,722	$28,809,218	$67,394,526
Max Bright Marine Service Co. Ltd	4,722,665	2,648,111	2,526,064
Welly Focus Shipping Co. Limited	-	-	99,615
Top Wisdom Shipping Management Co. Limited	-	64,967	20,000
Top Creation International (HK) Limited	3,223,900	1,856,363	-
Top Moral Shipping Limited	3,594,467	8,567	-
Nanjing Derun Shipping Co., Ltd	-	-	565,465
Top Legend Shipping Co. Limited	3,797,942	3,176,917	1,256,111
Total	$47,413,696	$36,564,143	$71,861,781

*	We generally leased vessels from or incurred the related freight costs with the above related parties.

We have had and continue to have a significant amount of related party transactions, primarily with companies controlled by Mr. Dong Zhang. These related party transactions are of two types: (1) we engage these companies to lease vessels for us in the market and sub-lease them to us. Because each of these companies has specific relationships with different vessel owners, each of them is able to lease vessels of different style and availability for us; (2) these companies hire us to provide transportation/freight services on their behalf.

We leased vessels from the above related parties pursuant to either term agreements with Topsheen Ltd. or one-off arrangements for our special needs (such as during peak season), which are frequently entered into throughout the year with different related parties. We also provide transportation/freight services to related parties pursuant to one-off arrangements.

(e) Services provided to related parties**

We provide transportation/freight to related parties frequently throughout the year pursuant to one-off arrangements where we transport their goods on our vessels for a fee.

	For the year ended October 31,	For the year ended October 31,	For the year ended October31,
	2024	2023	2022
Shanghai Weisheng International Logistics Co., Ltd	$249,753	$371,826	$729,146
Nanjing Derun Shipping Co., Ltd	73,532	-	5,590
Topsheen Shipping Limited	-	106,235	142,531
Total	$323,285	$478,061	$877,267

**	We generally provided transportation service to the above related parties.

We provide transportation/freight to related parties frequently throughout the year pursuant to one-off arrangements where we transport their goods on our vessels for a fee.

(f) Loan guarantee provided by Mr. Dong Zhang

Mr. Dong Zhang provided a guarantee for the repayment of our long-term bank loan which had a balance of $1,496,999 as of October 31, 2024.

(g)	Strategic purchase contract with a related party

On April 20, 2022, we entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party controlled by Dr. Guohua Zhang. We agreed to purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million which was to be paid in four instalments with the first payment (30% of the consideration) payable on our acceptance of New Galion’s ship modification design report for the Systems. New Galion agreed to deliver the first set of the Systems before July 1, 2022 and deliver the rest of the equipment according to our shipment schedule. On June 20, 2022, we entered into a supplemental agreement with New Galion to defer the first delivery. We had the obligations to make prepayment under the agreement but did not made any payments to New Galion when it was apparent to us that their technologies would not meet our requirements. New Galion did not deliver any Systems. This agreement was mutually terminated on February 29, 2024.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Ordinary Shares are listed on Nasdaq Capital Market under the symbol “HTCO”. Our symbol changed from CACO to HTCO on September 30, 2024.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HTCO”.

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

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

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

E. Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership, and disposition of Class A Ordinary Shares by a “U.S. Holder.” This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the ownership and disposition of Class A Ordinary Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Class A Ordinary Shares, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received Ordinary Shares through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	holders holding Class A Ordinary Shares, as a position in a “straddle,” as part of a “synthetic security” or ” hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction. As used in this Report, the term “U.S. Holder” means a beneficial owner of Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Class A Ordinary Shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the ownership and disposition of Class A Ordinary Shares received in the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING OR DISPOSING OF HIGH-TREND ORDINARY SHARES. STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF HIGH-TREND CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Distributions on Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” distributions on Ordinary Shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other taxable disposition of the Class A Ordinary Shares and will be treated as described below under “—Sale or Other Taxable Disposition of Class A Ordinary Shares.” The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes. Any such amount treated as a dividend will be treated as foreign-source dividend income. Any such dividends received by a corporate U.S. Holder generally will not qualify for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. With respect to non-corporate U.S. Holders, any such dividends generally will be taxed at currently preferential long-term capital gains rates only if (i)  Class A Ordinary Shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, (ii) we are not treated as a PFIC with respect to the applicable U.S. Holder at the time the dividend was paid or in the preceding year, and (iii) certain holding period and other requirements are met. Any such dividends paid in a currency other than the U.S. dollar generally will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of actual or constructive receipt.

As noted above and subject to applicable limitations, taxing jurisdictions other than the United States may withhold taxes from distributions on Class A Ordinary Shares, and a U.S. Holder may be eligible for a reduced rate of withholding to the extent there is an applicable tax treaty between the applicable taxing jurisdiction and the United States and/or may be eligible for a foreign tax credit against the U.S. Holder’s U.S. federal income tax liability. Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. In lieu of claiming a foreign tax credit, a U.S. Holder may, at such U.S. Holder’s election, deduct foreign taxes in computing such U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. tax law. An election to deduct foreign taxes in lieu of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year in which such election is made. The foreign tax credit rules are complex, and U.S. Holders should consult their tax advisers regarding the application of such rules, including the creditability of foreign taxes, in their particular circumstances.

Sale or Other Taxable Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Rules,” upon any sale or other taxable disposition of Class A Ordinary Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash and (B) the fair market value of any other property received in such sale or disposition and (ii) the U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares exceeds one year. Long-term capital gain recognized by non-corporate U.S. Holders generally will be taxed at currently preferential long-term capital gains rates. The deductibility of capital losses is subject to limitations. For foreign tax credit purposes, any such gain or loss generally will be treated as U.S. source gain or loss.

If the consideration received by a U.S. Holder upon a sale or other taxable disposition of Class A Ordinary Shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.

U.S. Holders should consult their tax advisors regarding the tax consequences of a sale or other taxable disposition of Class A Ordinary Shares, including the creditability of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, in their particular circumstances.

Passive Foreign Investment Company

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if High -Trend or any of its subsidiaries is treated as a PFIC for any taxable year during which the U.S. Holder holds Class A Ordinary Shares. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the interest, by value). For purposes of these rules, interest income earned by a corporation would be considered to be passive income and cash or cash equivalents held by a corporation would be considered to be a passive asset. Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the foreign corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

Whether High-Trend or any of its subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of the Class A Ordinary Shares and how, and how quickly, High-Trend uses liquid assets and cash may influence whether High-Trend or any of its subsidiaries is treated as PFIC. Accordingly, High-Trend is unable to determine whether it or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that High-Trend or any of its subsidiaries will not be treated as a PFIC for any taxable year. In the event that High-Trend meets the PFIC income or asset test for the current taxable year ending October 31, 2025, the start-up exception discussed above may be available, but there can be no guarantee in this regard.

Although a PFIC determination is made annually, if High-Trend is treated as a PFIC, such determination will generally apply for subsequent years to a U.S. Holder who held (or was deemed to hold) Class A Ordinary Shares during any taxable year (or portion thereof) that it was a PFIC, whether or not High-Trend is a PFIC in those subsequent years (unless the holder makes a valid QEF election or mark-to-market election for such holder’s First PFIC Holding Year (defined below)).

If High-Trend is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and the U.S. Holder did not make a timely and effective QEF election for High-Trend’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or a “mark-to- market” election, each as described below, then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:

●	any gain recognized by the U.S. Holder on the sale, redemption or other disposition of its Class A Ordinary Shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities).

Under the Default PFIC Regime:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its Class A Ordinary Shares (taking into account the relevant holding period of the Pacifico securities exchanged therefor);

●	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which High-Trend is a PFIC, will be taxed as ordinary income;

●	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest marginal tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder’s holding period.

If High-Trend is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its Class A Ordinary Shares by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF election with respect to Ordinary Shares, a U.S. Holder must receive certain information from High-Trend . High-Trend does not intend to make such information available; therefore, it is anticipated that U.S. Holders will not be able to make a QEF election.

However, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, in general, the U.S. Holder will include as ordinary income for each year that High-Trend is treated as a PFIC the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Ordinary Shares in a taxable year in which High-Trend is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

The mark-to-market election is available for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to Ordinary Shares under their particular circumstances.

High-Trend is expected to be a holding company which conducts certain of its business activities through a foreign subsidiary. If High-Trend is a PFIC and, at any time, its foreign subsidiary is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the Default PFIC Regime described above if High-Trend receives a distribution from, or disposes of all or part of High-Trend’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to Class A Ordinary Shares under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of Class A Ordinary Shares (including constructive dividends), and the proceeds received on the disposition of Class A Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Class A Ordinary Shares. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Class A Ordinary Shares.

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

Cayman Islands Taxation

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of Class A Ordinary Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A Ordinary Shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change. Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of Class A Ordinary Shares, nor will gains derived from the disposal of the Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares. Cayman Islands stamp duty may be payable if the original instruments or documents are brought to or executed in the Cayman Islands.

F. Dividends and Paying Agents

Note applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

A. Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but currently incur some of our costs and our operating expenses (around 5%, 5% and 4% for the years ended October 31, 2024, 2023 and 2022 respectively) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we have not engaged in derivative instruments to hedge part of those expenses.

B. Inflation risk

Our operations expose us to the effects of inflation. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and we in particular may not be able to offset such costs sufficiently, in which case the our cash flows and results would be negatively impacted.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITITES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of October 31, 2024.

Based upon that evaluation, our management has concluded that our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of October 31, 2024 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of October 31, 2024 due to material weaknesses in our internal control over financial reporting.

As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended October 31, 2024, certain material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting concerning in particular the control environment due to (i) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement and operate key controls over financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of an effective review by management for the year end accounting close and reporting; (iii) a lack of a functional internal audit department, IT department or personnel that monitors the consistencies of the preventive internal control procedures and a lack of adequate policies and procedures in internal audit function to ensure that the Company’s policies and procedures have been carried out as planned and no risk assessment performed for the effectiveness of internal control over financial reporting; and (iv) failure to properly design and maintain effective IT general controls on the financial system, including the logical access controls on provision, termination, privileged access, password and user access period review, the control on change management, physical security on application servers, and cybersecurity of the IT environment.

We have instituted plans to remediate the material weaknesses, including implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting, and we expect to invest more resources in our design and execution of our Sarbanes-Oxley Act compliance program, such as reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls. In addition, we expect to take additional remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. We plan to continue implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training and to set up a financial and system control framework. However, we cannot predict the success of such plan or the outcome of its assessment of these plans at this time.

Additionally, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Xuanhua Xi qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq standards. Our board of directors has also determined that Xuanhua Xi and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq standards.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is attached as Exhibit 14.1 to this annual report. A copy of the Code of Business Conduct and Ethics is also available on our website at www.htcointl.com. Additionally, the Company will provide to any person without charge, upon request, a copy of such code of ethics by email, fax or regular mail.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Effective July 17, 2024, we dismissed Marcum Asia as our independent registered public accounting firm. This decision was approved by our audit committee on July 17, 2024. On July 18, 2024, we engaged WWC, P.C. (“WWC”) as our independent registered public accounting firm and auditor to audit our consolidated financial statements as of and for the fiscal year ending October 31, 2023 in accordance with the Securities Exchange Act of 1934, as amended. The engagement was approved by our audit committee on July 17, 2024.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC and Marcum Asia for the periods indicated.

WWC

	For the Years Ended October 31,
	2024	2023
Audit fees(1)	$150,000	$190,000
Audit related fees(2)	-	-
Tax and all other fees(3)	-	-
Total	$150,000	$190,000

Marcum Asia

	For the Years Ended October 31,
	2024	2023
Audit fees(1)	$-	$-
Audit related fees(2)	-	-
Tax and all other fees(3)	-	51,500
Total	$-	$51,500

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.

(3)	Other fees are fees for professional services other than audit or tax related fees.

Audit Committee Pre-Approval Policies

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

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

We have elected to follow home country practice in lieu the following requirements:

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICY

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is included as Exhibit 19.1 to this annual report.

ITEM 16K. CYBERSECURITY {this is inconsistent with the internal control weakness disclosure -Company needs to update}

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

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 to the Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2022 (File No. 001-41573), filed with the SEC on August 28, 2023).
4.1	Note and Warrant Purchase Agreement by and between the Company and Lind Global Fund II LP dated August 6, 2024 (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2023 (File No. 001-41573), filed with the SEC on September 9, 2024).
4.2	Termination Agreement by and between the Company and Lind Global Fund II LP dated August 6, 2024 (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2023 (File No. 001-41573), filed with the SEC on September 9, 2024).
4.3	2022 Share Incentive Plan (incorporated by reference to Exhibit 10.8 to the Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
4.4	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
4.5	Ship Chartering Mandate Agreements between Topsheen Shipping Limited and Topsheen Shipping Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.7 to the Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
4.6	Form Securities Purchase Agreement, by and among the Company and certain investors, dated January 5, 2024 (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-41573), furnished with the SEC on January 10, 2024).
4.7	Form Senior Secured Original Issue 15% Discount Convertible Promissory Note (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-41573), furnished with the SEC on January 10, 2024).
4.8	Form Common Share Purchase Warrant (incorporated by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-41573), furnished with the SEC on January 10, 2024).
4.9	Form Security Agreement, by and among the Company and certain investors, dated January 10, 2024 (incorporated by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-41573), furnished with the SEC on January 10, 2024).
4.10	Form of Securities Purchase Agreement of September 2024 Notes (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-41573), furnished with the SEC on September 20, 2024).
4.11	Form of Senior Unsecured Original Issue 25% Discount Convertible Promissory Note of September 2024 Notes (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-41573), furnished with the SEC on September 20, 2024).
4.12	Form of Warrant of September 2024 Notes (incorporated by reference to Exhibit 99.3 to the current report on Form 6-K (File No. 001-41573), furnished with the SEC on September 20, 2024).
4.13	Form of Securities Purchase Agreement of October 2024 Notes (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K (File No. 001-41573), furnished with the SEC on October 23, 2024).
4.14	Form of Senior Unsecured Original Issue 25% Discount Convertible Promissory Note of October 2024 Notes (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-41573), furnished with the SEC on October 23, 2024).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2023 (File No. 001-41573), filed with the SEC on September 9, 2024).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2023 (File No. 001-41573), filed with the SEC on September 9, 2024).
16.1	Letter from Friedman, LLP to the U.S. Securities and Exchange Commission dated August 28, 2023 (incorporated by reference to Exhibit 16.1 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2022).
16.2	Letter from Marcum Asia CPAs, LLP to the U.S. Securities and Exchange Commission dated August 12, 2024 (incorporated by reference to Exhibit 16.1 to the current report on Form 6-K furnished with the SEC on August 12, 2024).
97.1*	Compensatory Recovery Policy
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
		Name:	Shixuan He
		Title:	Chief Executive Officer
Date: February 27, 2025

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Shareholders and Board of Directors of

High-Trend International Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of High-Trend International Group and subsidiaries (the “Company”) as of October 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity(deficit), and cash flows for each of the years in the two-year period ended October 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

February 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Caravelle International Group

Opinion on the Financial Statements

We have audited the accompanying related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flow for the year ended October 31, 2022 of Caravelle International Group (the “Company”), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flow for the year ended October 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

As part of our audit of the consolidated financial statements for the year ended October 31, 2022, we also audited the adjustments to the 2021 financial statements to retrospectively apply the change in share and per share data related to the reverse recapitalization described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 financial statements, other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2021 financial statements as a whole.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor through 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022) to 2024.

New York, New York
August 28, 2023

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of October 31,
	2024	2023

ASSETS
Current Assets:
Cash and cash equivalents	$6,862,970	$2,219,973
Accounts receivable	7,582,530	983,784
Prepayments, prepaid expenses and other current assets	11,417,020	3,561,741
Due from related parties	3,472	4,183
Total Current Assets	25,865,992	6,769,681

Property and equipment, net	201	561,891
Prepayments, prepaid expenses and other non-current assets	3,316,959	894,561
Operating lease right of use assets, net	23,407	204,750
Total Assets	$29,206,559	$8,430,883

LIABILITIES AND EQUITY (DEFICIT)

Current Liabilities:
Current maturity of long-term bank loan	$580,076	$937,457
Accounts payable	569,188	261,144
Advance from customers	5,784,425	3,463,413
Accrued expenses and other liabilities	7,086,156	5,401,427
Operating lease liability-current	23,407	90,585
Taxes payable	7,756	56,161
Due to related parties	5,502,907	3,898,572
Total Current Liabilities	19,553,915	14,108,759

Long-term bank loans	916,923	1,477,221
Operating lease liability-noncurrent	-	109,492
Deferred tax liability	107	217
Total Liabilities	20,470,945	15,695,689

COMMITMENTS AND CONTINGENCIES

Equity (Deficit):
Ordinary Shares, $0.0001 par value, 500,000,000 shares authorized, 117,885,481 and 52,774,579 shares issued and outstanding at October 31, 2024 and 2023, respectively*	11,790	5,278
Additional paid-in capital*	33,904,575	(457,183)
Accumulated deficit	(28,553,022)	(4,955,326)
Total Shareholders’ Equity (Deficit)	5,363,343	(5,407,231)
Non-controlling interest	3,372,271	(1,857,575)
Total Equity (Deficit)	8,735,614	(7,264,806)
Total Liabilities and Equity (Deficit)	$29,206,559	$8,430,883

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended October 31,
	2024	2023	2022
Revenue
Ocean freight revenue	$105,387,225	$94,523,562	$178,126,765
Vessel service revenue	2,789,458	733,976	7,222,865
Total revenue	108,176,683	95,257,538	185,349,630

Cost of revenues	100,076,361	107,142,741	158,502,351
Gross profit (loss)	8,100,322	(11,885,203)	26,847,279

Operating expenses:
Selling expenses	-	-	16,342
General and administrative expenses	5,795,768	3,742,728	3,250,019
Total operating expenses	5,795,768	3,742,728	3,266,361

Income (loss) from operations	2,304,554	(15,627,931)	23,580,918

Other income (expense)
Interest income	3,444	7,738	18
Interest expense	(90,203)	(112,022)	(101,877)
Change in fair value of convertible notes	(23,213,031)	-	-
Loss on settlement of convertible notes	(306,793)	-	-
Other income (expense), net	91,318	(42,947)	129,098
Total other (expense) income, net	(23,515,265)	(147,231)	27,239

(Loss) Income before income taxes	(21,210,711)	(15,775,162)	23,608,157

Provision for income taxes	4,139	2,542	11,243

Net (loss) income	(21,214,850)	(15,777,704)	23,596,914
Less: Net income (loss) attributable to non-controlling interests	2,382,846	(6,445,680)	11,364,098
Net (loss) income attributable to the Company	$(23,597,696)	$(9,332,024)	$12,232,816

Comprehensive income (loss)	(21,214,850)	(15,777,704)	23,596,914
Less: Comprehensive income (loss) attributable to non-controlling interests	2,382,846	(6,445,680)	11,364,098
Comprehensive income (loss) attributable to the Company	$(23,597,696)	$(9,332,024)	$12,232,816

(Loss) earnings per share attributable to the Company - Basic and diluted*	$(0.40)	$(0.18)	$0.24
Weighted Average Shares Outstanding - Basic and diluted*	58,854,616	52,424,287	50,000,000

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED OCTOBER 31, 2024, 2023 AND 2022

	Ordinary Shares		Additional Paid in	Retained Earnings (Accumulated	Non-controlling
	Shares*	Amount*	Capital*	Deficits)	interest	Total
Balance at November 1, 2021	50,000,000	$5,000	$145,131	$433,784	$2,788,607	$3,372,522
Capital contribution made by shareholders	-	-	7,419	-	-	7,419
Net income for the year	-	-	-	12,232,816	11,364,098	23,596,914
Dividends to shareholders	-	-	-	(8,289,902)	(8,662,600)	(16,952,502)
Balance at October 31, 2022	50,000,000	$5,000	$152,550	$4,376,698	$5,490,105	$10,024,353
Effect of reverse merger	2,719,579	272	(1,109,727)	-	-	(1,109,455)
Conversion of promissory note settlement upon the reverse merger	55,000	6	499,994	-	-	500,000
Net loss for the year	-	-	-	(9,332,024)	(6,445,680)	(15,777,704)
Subsidiaries’ dividends declared	-	-	-	-	(902,000)	(902,000)
Balance at October 31, 2023	52,774,579	$5,278	$(457,183)	$(4,955,326)	$(1,857,575)	(7,264,806)
Issuance of shares for services	11,795,902	1,180	6,985,281	-	-	6,986,461
Ordinary Shares issued for convertible notes settlement	315,000	32	149,421	-	-	149,453
Ordinary Shares issued for convertible notes conversion	53,000,000	5,300	27,227,056	-	-	27,232,356
Net (loss) income for the year	-	-	-	(23,597,696)	2,382,846	(21,214,850)
Capital contribution made by shareholder	-	-	-	-	2,847,000	2,847,000
Balance at October 31, 2024	117,885,481	$11,790	$33,904,575	$(28,553,022)	$3,372,271	$8,735,614

*	Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended October 31,
	2024	2023	2022
Cash flows from operating activities:
Net (loss) income	$(21,214,850)	$(15,777,704)	$23,596,914
Adjustments to reconcile net income(loss) to net cash (used in) provided by operating activities:
Depreciation	22,205	42,235	42,042
Deferred tax benefit	(110)	(1,076)	(341)
Amortization of operating lease right-of-use assets	84,221	43,517	-
Share-based compensation	1,200,562	-	-
Gain from disposal of testing vessel	(39,662)	-	-
Change in fair value of convertible notes	23,213,031	-	-
Loss on settlement of convertible notes	306,793		-
Changes in operating assets and liabilities:
Accounts receivable	(6,598,746)	2,971,527	3,871,400
Prepayments and other assets	(4,491,777)	4,065,720	376,537
Due from related parties	4,295	1,137,951	(935,409)
Accounts payable	308,044	(489,327)	262,029
Advances from customers	2,321,012	(6,603,865)	3,884,799
Accrued expenses and other liabilities	1,684,729	(3,107,396)	2,025,425
Taxes payable	(48,405)	(7,390)	9,034
Operating leases liabilities	(79,548)	(48,190)	-
Net cash (used in) provided by operating activities	(3,328,206)	(17,773,998)	33,132,430

Cash flows from financing activities:
Net cash acquired in the reverse recapitalization	-	23	-
Repayment to related parties	(8,507,613)	(13,222,559)	(6,467,686)
Loans from related parties	10,687,510	13,378,750	2,520,364
Repayment of long-term bank loans	(917,679)	(832,579)	(1,022,130)
Capital contributed by shareholders	2,847,000	-	7,419
Dividends to shareholders	-	(902,000)	(16,952,502)
Proceeds from convertible notes	5,307,000	-	-
Repayment of convertible notes	(1,445,015)	-	-
Net cash provided by (used in) financing activities	7,971,203	(1,578,365)	(21,914,535)

Net increase (decrease)in cash and cash equivalents	4,642,997	(19,352,363)	11,217,895
Cash and cash equivalents, beginning of year	2,219,973	21,572,336	10,354,441
Cash and cash equivalents, end of year	$6,862,970	$2,219,973	$21,572,336

Supplemental disclosure information:
Cash paid for income taxes	$52,654	$10,870	$2,503
Cash paid for interest	$90,191	$60,789	$81,413
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Addition to property and equipment through due to related party	$-	$-	$522,388
Operating lease right-of-use assets extinguished and obtained in exchange for operating lease liabilities, respectively	$97,122	$252,339	$-
Ordinary Shares issued for prepaid services – current portion	$3,338,719	$-	$-
Ordinary Shares issued for prepaid services – noncurrent portion	$2,447,180	$-	$-
Ordinary Shares issued for settlement of convertible notes	$149,453	$-	$-
Ordinary Shares issued for conversion of convertible notes	$27,232,356	$-	$-
Disposal of testing vessel through settlement of liabilities	$579,147	$-	$-
Conversion of rights to Ordinary Shares upon the reverse merger recapitalization	$-	$500,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

High-Trend International Group (the “Company”), formerly known as Caravelle International Group, and its subsidiaries (together the “Group”) is an international operator of ocean transportation services. It is engaged in seaborne transportation services under voyage contracts as well as vessels services for and on behalf of ship owners. The Company, a Cayman Islands exempted company, was formed on February 28, 2022 to serve as a holding company. On January 3, 2025, the annual general meeting of shareholders approved the Company changed its name from “Caravelle International Group” to “High-Trend International Group”.

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

As a result of the SPAC Transaction, among other things, (i) all outstanding Ordinary Shares of Caravelle Group were cancelled in exchange for 50,000,000 Ordinary Shares of the Company, (ii) each outstanding unit of Pacifico (the “Pacifico Unit”) was automatically detached, (iii) each unredeemed outstanding share of common stock of Pacifico (the “Pacifico Common Stock”) was cancelled in exchange for the right to receive one (1) Ordinary Share of the Company, (iv) every ten (10) outstanding rights of Pacifico (the “Pacifico Rights”) were contributed in exchange for one (1) one Ordinary Share of the Company, and were cancelled and ceased to exist, and (v) each unit purchase option of Pacifico (the “Pacifico UPO”) were automatically cancelled and ceased to exist in exchange for one (1) unit purchase option of the Company (the “UPO”).

Caravelle Group was determined to be the accounting acquirer given that the original shareholders of Caravelle Group effectively controlled the combined entity after the Transaction.  Pacifico is treated as the acquired company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the SPAC Transaction, the Caravelle Group’s shareholders held a majority of the voting power of the combined company, Caravelle Group’s business comprised all of the ongoing operations of the combined entity, Caravelle Group comprised a majority of the governing body of the combined company, and Caravelle Group’s senior management comprised all of the senior management of the combined company. Accordingly, for accounting purposes, the SPAC Transaction was accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net assets of Pacifico, accompanied by a recapitalization. Caravelle Group was determined to be the predecessor, and the historical financial statements of Caravelle Group became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The share and per share data is retrospectively restated to give effect to the reverse recapitalization. Net assets of Pacifico were stated at historical costs. No goodwill or other intangible assets were recorded. Operations prior to the SPAC Transaction were those of the Caravelle Group.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Reverse Recapitalization (continued)

For the year ended October 31, 2024, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation/ Acquisition	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Caravelle Group Co., Ltd (“Caravelle Group”)	April 1, 2021	Cayman Islands	100%	Investment Holding
SGEX Group Co., Ltd (“SGEX”)	April 19, 2021	British Virgin Islands (“BVI”)	100%	Investment Holding
Pacifico Acquisition Corp. *	December 16, 2022	the U.S.	100%	Investment Holding
Topsheen Shipping Group Corporation (“Topsheen Samoa”)	July 23, 2012	Samoa	90%	Transportation service
Topsheen Shipping Singapore Pte. Ltd (“Topsheen Shipping”)	October 30, 2015	Singapore	61% owned subsidiary of Topsheen Samoa	Transportation service
Topsheen Bulk Singapore Pte. Ltd (“Topsheen Bulk”)	March 16, 2019	Singapore	100% owned subsidiary of Topsheen Shipping	Transportation service
Singapore Garden Technology Pte. Ltd. (“Garden Technology”)	December 6, 2020	Singapore	100%	Transportation and heating business

*	Pacifico Acquisition Corp was dissolved on September 26, 2024.

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

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. The operating results of the non-controlling interests is presented on the face of the consolidated statements of operations as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Group. As of October 31, 2024 and 2023, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Topsheen Shipping Group Corporation and Topsheen Shipping Singapore Pte. Ltd.

Foreign currency translation

The Group follows U.S. GAAP for both the translation and remeasurement of balance sheet and income statement items into U.S. Dollars. For those business units that operate in a local currency functional environment, all assets and liabilities are translated into U.S. Dollars using the exchange rates in effect at the end of the period; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in shareholders’ equity. For those business units that operate in a U.S. Dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. Dollars using the exchange rates in effect at the end of the period except for nonmonetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at monthly exchange rates which approximate average exchange rates in effect during each year, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. For the years ended October 31, 2024, 2023 and 2022, all the Group’s functional currency is the U.S. Dollar.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements Significant accounting estimates required to be made by management include, but are not limited to revenue recognition, the allowance for credit losses of accounts receivable, useful lives and assessment for impairment of long-lived assets, fair value of the convertible notes and warrants well as share-based compensation. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks.

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. Most accounts receivable are collected within one month. On November 1, 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. No credit losses was recorded for the years ended and as of October 31, 2024 and 2023, respectively.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayments , prepaid expenses and other assets

Prepayments, prepaid expenses and other assets primarily consist of prepayments for fuel and other costs, prepayments for keyman insurance, prepaid expenses for consulting service fees and advances to employees, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Machinery equipment	10-33 years
Transportation equipment	5 years
Office and electronic equipment	3-5 years
Leasehold improvements	Over the shorter of the lease term or estimated useful lives

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

Impairment of long-lived assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets for the years ended and as of October 31, 2024 and 2023, respectively.

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

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, prepayments and other current assets, accounts payable, balances with related parties, and other current liabilities, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term loans approximate fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments (continued)

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Group’s financial assets and liabilities measured at fair value on a recurring basis as of October 31, 2024 and 2023:

(i) Contingent consideration – earn-out liability

Pursuant to the Merger Agreement, eligible shareholders of the Company were to receive up to 35,000,000 Ordinary Shares of the Company (the “Earnout Shares”) if the Group’s consolidated revenue exceeded certain targets. Upon the closing of the SPAC Transaction, the Group recorded the fair value of the contingent consideration, which resulted from the earn-out liability and classified as Level 3 in the fair value hierarchy. The Company records the changes in fair value in earnings. Since the Company determined that the probability of achieving the revenue earnout targets were nil, the Company estimated the fair value of the earnout liability as $nil as of December 16, 2022, October 31, 2023 and 2024. The earnout term expired during the year ended October 31, 2024 and the Company did not achieve any revenue targets during the earnout term.

(ii) Convertible notes

The Company elected the fair value option to account for its convertible notes (excluding freestanding warrants if applicable, refer to Note 8 for detailed information). The Company engaged an independent valuation firm to perform the valuation. The fair value of the convertible notes was calculated using the binomial tree model. The convertible notes were classified as Level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the convertible notes included time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

As the inputs used in developing the fair value for Level 3 instruments were unobservable and required significant management estimates, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for all convertible notes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of October 31, 2024:

October 31,
2024

Opening balance	$-
Issuance of convertible notes	5,307,000
Change in fair value of convertible notes	23,213,031
Loss on settlement of convertible notes	306,793
Cash repaid	(1,445,015)
Ordinary share issued for settlement of convertible notes	(149,453)
Ordinary shares issued for conversion of convertible notes	(27,232,356)
Total	$-

12

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Group is an international operator of comprehensive ocean transportation services. On November 1, 2019, the Group adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 using the modified retrospective approach. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group primarily derives its freight revenue from voyage contracts and provides vessel services.

In accordance with ASC 606, the Group evaluates whether we promise to transfer services to the customer (as the principal) or to arrange for services to be provided by another party (as the agent) using a control model. Based on the evaluation of the control model, the Group determined that the Group is the principal to transactions for voyage contracts and the related revenue from voyage contracts is recognized on a gross basis based on the transfer of control to the customer. The Group’s vessel service contracts engage in certain transactions wherein the Group act as an agent for ship owners. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, taxes and duties.

Revenue from voyage contracts

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for an ocean freight payment at an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancellation provisions. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the cargo. For the voyage contracts, the customer simultaneously receives and consumes the benefits provided by the Group’s performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If the Group is unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. For the unfinished voyages, the Group estimates the percentage of completion based on voyage days completed and total estimated voyage days. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expense and other ocean transportation operating costs are charged to operating costs as incurred.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Revenue from vessel services

The Group contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners and commercial management. As the operator of the vessels, the Group undertakes to use its best endeavors to provide the agreed vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the ship owners in all matters relating to the provision of services. Most of the vessel service agreements have a term of less than one year and are typically billed on a monthly basis. The vessel service revenue is recorded on a net basis. Net revenue includes billings to customers, net of voyage operating expenses incurred. The Group transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognized revenue over the term of the contract.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. The balances of accounts receivable were $7,582,530 and $983,784 as of October 31, 2024 and 2023, respectively. Contract liabilities are reflected as advances from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfillment of performance obligations. As of October 31, 2024 and 2023, the advances from customers amounted to $5,784,425 and $3,463,413, respectively. The entire contract liabilities of $3,463,413 as of October 31, 2023 has been recognized as revenue for the year ended October 31, 2024. The Company expected to recognize the entire contract liabilities as of October 31, 2024 as revenue within the next 12 months.

For the years ended October 31, 2024, 2023 and 2022, the disaggregation of revenue is as follows:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2024	2023	2022
Ocean freight revenue	$105,387,225	$94,523,562	$178,126,765
Vessel services revenue	2,789,458	733,976	7,222,865
Total	$108,176,683	$95,257,538	$185,349,630

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

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and records variable lease payments as incurred.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Government subsidies

The Group received government subsidies according to related policy from the Singapore government. The Group receives government subsidies that the Singaporean government has not specified its purpose for and are not tied to future trends or performance of the Group. Receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The unspecific purpose subsidies are recognized as other income (expenses), net upon receipt as further performance by the Group is not required. For the years ended October 31, 2024, 2023 and 2022, the government subsidies amounted to $3,502, $20,922 and $nil, respectively.

Employee benefits

The full-time employees of the Company’s subsidiary are entitled to staff welfare benefits including medical care, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were $50,842, $54,551 and $56,802 for the years ended October 31, 2024, 2023 and 2022, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred for the years ended October 31, 2024, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in Singapore remain subject to examination by the tax authorities for four years from the date of filing.

Earnings (Loss) per Share

The Group computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended October 31, 2024, 2023 and 2022, there were no dilutive shares.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

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

Concentrations of risks

a.	Significant customers

For the year ended October 31, 2024, no customer accounted for more than 10% of the Group’s total revenues. For the year ended October 31, 2023, one customer accounted for approximately 15% of the Group’s total revenues. For the year ended October 31, 2022, no customer accounted for more than 10% of the Group’s total revenues. As of October 31, 2024, two customers accounted for approximately 23% and 11% of the Group’s accounts receivable. As of October 31, 2023, three customers accounted for approximately 23%, 17% and 10% of the Group’s accounts receivable.

b.	Significant suppliers

For the years ended October 31, 2024, 2023 and 2022, one related party supplier accounted for approximately 32%, 24% and 42.5% of the Group’s total purchases, respectively. As of October 31, 2024, two suppliers accounted for approximately 69% and 24% of the Group’s total accounts payable. As of October 31, 2023, two suppliers accounted for approximately 50% and 46% of the Group’s total accounts payable.

c.	Cash and cash equivalents

The Group maintains cash and cash equivalents with various financial institutions in Singapore and management believes these financial institutions are high credit quality. As of October 31, 2024 and 2023, the aggregate amount of cash and cash equivalents of $6,862,970 and $2,219,973, respectively, was held at major financial institutions in Singapore, where there is a Singapore Dollar 100,000 (approximately $75,586) deposit insurance limit for a legal entity’s aggregated balance at each bank. As of October 31, 2024 the total insured balance was approximately $470,518.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

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

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable. The Group is currently evaluating the potential impact of adopting this guidance on its financial-statements and does not expect the adoption of ASU-2023-07 will have a material effect on the consolidated financial statements.

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

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of adopting this guidance on its financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	October 31, 2024	October 31, 2023
Accounts receivable	$7,582,530	$983,784

Approximately $7.6 million or substantially all of the accounts receivable balance as of October 31, 2024 was collected as of January 31, 2025.

Note 4 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	October 31, 2024	October 31, 2023

Prepayments for fuel and other costs	$7,921,703	$3,509,770
Prepaid keyman insurance	869,779	894,561
Prepaid consulting service fees	5,785,899	-
Others	156,598	51,971
Total	$14,733,979	$4,456,302
Including:
Prepayments, prepaid expense current portion	$11,417,020	$3,561,741
Prepaid expense non-current portion	$3,316,959	$894,561

Note 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	October 31, 2024	October 31, 2023

Machinery equipment	$-	$579,147
Transportation equipment	98,860	98,860
Office and electronic equipment	11,710	11,710
Leasehold improvement	54,387	54,387
Subtotal	164,957	744,104
Less: accumulated depreciation	(164,756)	(182,213)
Property and equipment, net	$201	$561,891

Depreciation expense for the years ended October 31, 2024, 2023 and 2022 amounted to $22,205, $42,235 and $42,042, respectively. In October 2024, the Group disposed of a testing vessel to a related party (See Note 10) and reported a gain of $39,662.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	October 31, 2024	October 31, 2023

Accrued expenses (1)	$5,853,795	$4,421,644
Board compensation payable	363,726	75,000
Other payable	868,635	904,783
Accrued expenses and other liabilities	$7,086,156	$5,401,427

(1)	The balance as of October 31, 2024 represented accrued contract expenses of approximately $5.9 million. The balance as of October 31, 2023 represented accrued contract expenses of approximately $3.7 million and accrued contract loss of approximately $0.7 million.

Note 7 — BANK LOANS

Bank loan consisted of the following loans:

	October 31, 2024	October 31, 2023

Loan from DBS Bank (due on May 13, 2025) (1)	$580,076	$1,497,755
Revolving credit for keyman insurance (2)	916,923	916,923
Total	1,496,999	2,414,678
Less: current maturity of long-term bank loan	580,076	937,457
Long-term bank loans	$916,923	$1,477,221

(1)	On April 9, 2020, the Group signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,650,434 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. The bank loan was guaranteed by Mr. Dong Zhang, a shareholder of the Company (a former Chief Shipping Officer of the Company until April 2, 2024 and a former director of the Company until July 9, 2024). The Group paid interest for the first twelve months and must pay monthly instalments comprising principal and interest thereafter. As of October 31, 2024 and 2023, the balance was $580,076 and $1,497,755, respectively.

(2)	On February 14, 2020, the Group obtained a revolving credit facility I (RCF I) from DBS Bank Ltd. of $916,923 that was used to settle the premium of a keyman insurance policy. The weighted average effective interest rate is 6.3% per annum. The revolving credit facility is secured by way of first legal assignment of all rights, title, interests and benefits under and arising out of the insurance policy including all proceeds payable under the insurance policy and all proceeds of any repayment or refund of premium by the insurer, with notification of the assignment to be served and acknowledged by the insurer.

Interest expense for the above-mentioned loans amounted to $90,191, $112,022 and $101,877 for the years ended October 31, 2024, 2023 and 2022, respectively. The effective interest rate was 4.6%, 3.9% and 2.8% for the years ended October 31, 2024, 2023 and 2022, respectively.

The repayment schedule for the bank loans is as follows:

Twelve months ending October 31,	Repayment
2025	$580,076
2026	-
2027	-
2028	-
Thereafter	916,923
Total	$1,496,999

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — CONVERTIBLE NOTES

2023 Convertible Note

On November 24, 2023, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company issued the Investor a convertible promissory note on November 24, 2023 in the principal amount of $63,333 (the “2023 Note”) with an original issue discount (“OID”) of 10% for a term of nine (9) months. The 2023 Note was convertible at the option of noteholder into Ordinary Shares of the Company at an initial conversion price of $0.65 per share subject to adjustment as specified in the agreement. The proceeds from the 2023 Note was $50,000 (after deducting OID and $7,000 for investors’ fees, costs and other transaction expenses incurred in connection with the purchase and sale of the 2023 Note). The Company was able to prepay all or a portion of the 2023 Note at any time by paying 120% of the outstanding balance elected for pre-payment. By February 6, 2024, the Company fully settled the 2023 Note with the cash repayment of $70,015 and the issuance of 15,000 Ordinary Shares having a fair value of $8,468.

The Company has elected to recognize the 2023 Note at fair value and therefore there was no further evaluation of embedded conversion option features for bifurcation. Based on the valuation report performed by an independent valuation firm, the fair value of the 2023 Note was determined to be of $57,000 upon issuance. The fair value of 2023 Note was determined using the Binomial Option Pricing Model. The major assumptions used in the Binomial Model were as follows:

	November 24, 2023	February 6, 2024
Risk-free interest rate	5.22%	5.05%
Expected life	0.75 year	0.55 year
Expected volatility	83.14%	76.21%
Fair value	$57,000	$54,754

The following is a reconciliation of the beginning and ending balances for 2023 Note measured at fair value for the year ended October 31, 2024:

For the year ended October 31, 2024

Opening balance	$-
Issuance of convertible notes	57,000
Change in fair value of convertible notes	(2,246)
Loss on settlement of convertible notes	23,729
Cash repaid	(70,015)
Ordinary Shares issued for settlement of convertible notes	(8,468)
Total	$-

As of October 31, 2024, the balance of 2023 Note was $nil.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — CONVERTIBLE NOTES (continued)

January 2024 Notes

In January 2024, the Company closed a first tranche of a senior secured convertible note financing with certain investors for the principal amount of $1.5 million (the “January 2024 Notes”) with an original issue discount (“OID”) of 15% for a term of 18 months. The net proceed from the January 2024 Notes was approximately $1.0 million (the principal reduced by OID and other issuance costs). The January 2024 Notes were convertible at the option of noteholders into Ordinary Shares of the Company at an initial conversion price of $1.00 per share subject to adjustment as specified in the agreement. The January 2024 Notes were repayable in cash upon maturity. Prior to maturity, the investors were able to convert the January 2024 Notes into Ordinary Shares upon specified terms. The January 2024 Notes contained certain prepayment options and participation rights. As part of the investment, the investors were granted five-year warrants equal to 50% of the funded amount at an initial exercise price equal to $1.00 per share, subject to adjustment. After deducting the placement agent’s commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $1 million.

The Company assessed that the freestanding warrants issued in connection with the January 2024 Notes as legally detachable from the January 2024 Notes and separately exercisable and as such they met the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applied to warrants and were in accordance with the requirements of ASC 815 to be classified in stockholders’ equity. Therefore, the warrants issued in connection with the sale of the January 2024 Notes were accounted for within stockholders’ equity.

The Company elected to recognize the January 2024 Note at fair value and therefore there was no further evaluation of embedded conversion option features for bifurcation. The proceeds from January 2024 Notes were first allocated based on their fair value with the residual being allocated to the warrants. Based on the valuation report performed by an independent valuation firm, the fair value of the January 2024 Note upon issuance was determined to be $1,275,000. There was no residual value allocated to the fair value of the freestanding warrants, which was included in the Company’s equity. The fair value of January 2024 Note and warrants was determined using the Binomial Option Pricing Model. The major assumptions used in the Binomial Model are as follows:

	January 10, 2024	September 9, 2024
Risk-free interest rate	4.49%	4.21%
Expected life	1.5 year	0.83year
Expected volatility	87.79%	88.59%
Fair value	$1,275,000	$1,232,921

On August 6, 2024, the holders of the January 2024 Notes and the Company entered into a termination agreement, pursuant to which, the Group fully settled the January 2024 Note including the warrants issued in connection with their sale by issuing 300,000 Ordinary Shares of the Company with a fair value of $140,985 together with a repayment of $1,375,000 by September 9, 2024.

The following is a reconciliation of the beginning and ending balances for January 2024 Notes measured at fair value for the year ended October 31, 2024:

For the year ended October 31,
2024

Opening balance	$-
Issuance of convertible notes	1,275,000
Change in fair value of convertible notes	(42,079)
Loss on settlement of convertible notes	283,064
Cash repaid	(1,375,000)
Ordinary Shares issued for settlement of convertible notes	(140,985)
Total	$-

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — CONVERTIBLE NOTES (continued)

September 2024 Note

On September 16, 2024, the Company closed a private placement financing of a senior unsecured original issue 25% discounted convertible promissory note (the “September 2024 Note”) with a shareholder - High-Trend Holdings USA LLC (“High-Trend”) and issued a warrant to High Trend pursuant to a securities purchase agreement). The September 2024 Note has a principal amount of $3,548,000 with an original issuance discount of $887,000 and zero annual interest. The September 2024 Note had a 12-month maturity and was convertible into the Company’s Ordinary Shares at a conversion price equal to $0.10 per share, subject to adjustment as further specified in the September 2024 Note. As part of the investment, High-Trend was also granted a five-year warrant equal to 150% of the funded amount at an initial exercise price equal to $0.166 per share, subject to adjustment (the “September 2024Warrant”). The proceeds from this financing were used for working capital purposes.

The Company assessed that the freestanding warrants issued in connection with the September 2024 Note are legally detachable from the September 2024 Note and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to warrants and it meets the requirements of ASC 815 that would be classified in stockholders’ equity. Therefore, the warrants issued in connection with the Jan 2024 Notes were accounted for within stockholders’ equity.

The Company has elected to recognize the September 2024 Note at fair value and therefore there was no further evaluation of embedded conversion option features for bifurcation. The proceeds of the private placement was first allocated to the September 2024 Note based on its fair value with the residual being allocated to the warrants. The fair value of the September 2024 Note upon issuance was determined to be of $2,661,000 and there was no residual value allocated to the fair value of the freestanding warrants included the Company’s equity. The fair value of September 2024 Note and warrants were determined using the Binomial Option Pricing Model by an independent valuation firm. The major assumptions used in the Binomial Model were as follows:

	September 16, 2024	September 23, 2024
Risk-free interest rate	3.66%	3.76%
Expected life	1.0 year	0.99 year
Expected volatility	117.0%	121.0%
Fair value	$2,661,000	$10,719,806

The September 2024 Note was fully converted into 35,480,000 Ordinary Shares on September 23, 2024 and the fair value of the September 2024 Note immediately prior to the conversion was determined to be $10,719,806.

The following is a reconciliation of the beginning and ending balances for September 2024 Note measured at fair value for the year ended October 31, 2024:

For the year ended October 31,
2024

Opening balance	$-
Issuance of convertible notes	2,661,000
Change in fair value of September 2024 Note	8,058,806
Ordinary Shares issued on conversion of the September 2024 Note	(10,719,806)
Total	$-

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — CONVERTIBLE NOTES (continued)

October 2024 Notes

On October 18, 2024, the Company closed a private placement financing of senior unsecured original issue 25% discounted convertible promissory notes (the “October 2024 Notes”) with four investors pursuant to a securities purchase agreement. The October 2024 Notes have an aggregate principal amount of $1,752,000 with an aggregate original issuance discount of $438,000 and zero annual interest rate. The October 2024 Notes have a 12-month maturity and are convertible into the Company’s Ordinary Shares at an initial conversion price equal to $0.10 per share, subject to adjustment. The proceeds from this financing was used for general working capital purposes.

The Company has elected to recognize the October 2024 Notes at fair value and therefore there was no further evaluation of embedded conversion option features for bifurcation. The fair value of the October 2024 Note upon issuance was determined to be $1,314,000. The fair value of October 2024 Notes was determined using the Binomial Option Pricing Model by an independent valuation firm. The major assumptions used in the Binomial Model are as follows:

	October 10, 2024	October 21, 2024
Risk-free interest rate	4.02%	3.89%
Expected life	1 year	0.98 year
Expected volatility	123.0%	132.0%
Fair value	$1,314,000	$16,512,550

The October 2024 Notes were fully converted into 17,520,000 Ordinary Shares on October 21, 2024 and the fair value of the October 2024 Note immediately prior to the conversion was determined to be $16,512,550.

The following is a reconciliation of the beginning and ending balances for October 2024 Notes measured at fair value for the year ended October 31, 2024:

For the year ended October 31,
2024

Opening balance	$-
Issuance of convertible notes	1,314,000
Change in fair value of convertible notes	15,198,550
Ordinary Shares issued on conversion of the October 2024 Notes	(16,512,550)
Total	$-

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASE

The Group has several operating leases for offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the years ended October 31, 2024, 2023 and 2022 amounted to $96,687, $92,312 and $98,555, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	October 31, 2024	October 31, 2023

Right-of-use assets, net	$23,407	$204,750

Operating lease liabilities - current	$23,407	$90,585
Operating lease liabilities - non-current	-	109,492
Total operating lease liabilities	$23,407	$200,077

Information related to operating lease activities was as follows:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2024	2023	2022
Operating lease right-of-use assets extinguished and obtained in exchange for operating lease liabilities, respectively	$97,122	$252,339	$-

On September 29, 2023, Singapore Garden entered into a lease agreement with a lease term of 24 months from October 1, 2023, to September 30, 2025, at a monthly rent of 3,200 SGD. Due to management considerations, the company has decided to terminate the lease agreement early, effective September 30, 2024.

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of October 31, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.33 years
Weighted average discount rate	3.65%

Maturities of lease liabilities as follow:

Twelve months ending October 31,	Amount
2025	$23,583
Total future minimum lease payments	23,583
Less: imputed interest	176
Present value of lease liabilities	$23,407

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of October 31, 2024 and 2023 and transactions for the years ended October 31, 2024, 2023 and 2022 are identified as follows:

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Dr. Guohua Zhang(1)	Former Chief Executive Officer and Chairman of the Board
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Mr. Dong Zhang, former principal shareholder, Chief Shipping Officer and director
Topsheen Shipping Limited (Topsheen Ltd.”)	Controlled by Mr. Dong Zhang
Keen Best Shipping Co., Limited	Controlled by Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang
Welly Focus Shipping Co. Limited	Controlled by Mr. Dong Zhang
Top Wisdom Shipping Management Co. Limited	Controlled by Mr. Dong Zhang
Beijing Hanpu Technology Co., Ltd.	Controlled by Dr. Guohua Zhang
Max Bright Marine Service Co. Ltd.	Controlled by Mr. Dong Zhang
Top Legend Shipping Co. Limited	Controlled by Mr. Dong Zhang
Top Creation International (HK) Limited	Controlled by Mr. Dong Zhang,
Top Moral Shipping Limited	Controlled by Mr. Dong Zhang
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Dr. Guohua Zhang
High-Trend Holdings USA LLC (“High-Trend”)	Controlled by Mr. Jinyu Chang

(1)	Prior to July 11, 2024, Dr. Guohua Zhang (“Dr. Zhang”), the former Chairman of the Board of Directors and the Chief Executive Officer and Interim Chief Financial Officer of our company was the ultimate controlling shareholder of our company, holding a 67.14% beneficial ownership interest of our outstanding Class A Ordinary Shares. On July 11, 2024, Dr. Zhang and an affiliate transferred 20,000,000 Class A Ordinary Shares, representing 35.85% of our outstanding shares, to High-Trend. In connection the transaction, Dr. Zhang resigned as our Chief Executive Officer and Interim Chief Financial Officer and ceased to serve as Chairman of our Board on October 16, 2024. The shareholders voted to approve the proposed removal of Dr. Zhang as a director of the Company on January 3, 2025. After the July 11, 2024 transaction, Mr. Jinyu Chang as the sole shareholder and manager of High-Trend, became the ultimate controlling shareholders of our company.

(a)	Due from related parties

Due from related parties consisted of the following:

	October 31, 2024	October 31, 2023

Top Wisdom Shipping Management Co. Limited (1)	-	4,183
High-Trend (2)	3,472	-
Total	$3,472	$4,183

(1)	The balances mainly represented prepayments to Top Wisdom Shipping Management Co. Limited in connection with shipping management services provided to us. The balance as of October 31, 2023 has been subsequently utilized as of August 31, 2024.

(2)	The balances mainly represented one-time advance to cover emergency business costs to High-Trend as of October 31, 2024 and collected in November 2024.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS (continued)

(b)	Due to related parties

Due to related parties consisted of the following:

	October 31, 2024	October 31, 2023
Topsheen Shipping Limited (1)	$4,540,347	$1,182,319
Shanghai Weisheng International Logistics Co., Ltd.	4,137	6,794
Beijing Hanpu Technology Co., Ltd.(2)	-	579,147
Nanjing Derun Shipping Co., Ltd.	6,242	-
Dr. Guohua Zhang(3)	952,181	2,030,479
New Galion	-	99,833
Total	$5,502,907	$3,898,572

(1)	The balances mainly represented the working capital advances provided by Topsheen Shipping Limited. For the year ended October 31, 2024, Topsheen Shipping Limited provided to the Group with short-term working capital advances of $10.7 million, including a loan of $4,453,000 provided on October 14, 2024. We repaid $7.3 million during the fiscal year. During the year ended October 31, 2023, Topsheen Shipping Limited provided to the Group with a working capital loan of $9.0 million and an advance of $4.1 million. The Group repaid $12.1 million during the year. The remaining balance as of October 31, 2024 is unsecured, interest free and repayable on demand.

(2)	On May 20, 2022, the Company entered into a vessel purchase agreement with a related party — Beijing Hanpu Technology Co., Ltd. to acquire a testing vessel for the purpose of testing and trial operation for wood desiccation with the total purchase price of approximately $0.6 million. The testing vessel was delivered to the Company on June 6, 2022. In October 2024, Beijing Hanpu Technology Co., Ltd. repurchased the vessel at the original selling price and settled the liabilities accordingly.

(3)	As of October 31, 2024 and 2023, Dr. Guohua Zhang advanced $952,181 and $2,030,479 to us to pay operating business expanses, respectively. All these advances are non-interest bearing and due on demand.

(c)	Issued convertible note to related party

On September 16, 2024, the Company issued the September 2024 Note to High-Trend, which was converted into 35,480,000 Class A Ordinary Shares on September 23, 2024 (See Note 8)

(d)	Services provided by related parties*

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2024	2023	2022
Topsheen Shipping Limited	$32,074,722	$28,809,218	$67,394,526
Max Bright Marine Service Co. Ltd	4,722,665	2,648,111	2,526,064
Welly Focus Shipping Co. Limited	-	-	99,615
Top Wisdom Shipping Management Co. Limited	-	64,967	20,000
Top Creation International (HK) Limited	3,223,900	1,856,363	-
Top Moral Shipping Limited	3,594,467	8,567	-
Nanjing Derun Shipping Co., Ltd	-	-	565,465
Top Legend Shipping Co. Limited	3,797,942	3,176,917	1,256,111
Total	$47,413,696	$36,564,143	$71,861,781

*	The Group generally leased vessels or incurred the related freight costs with the above related parties.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS (continued)

(d) Services provided by related parties (continued)

The Group have had and continue to have a significant amount of related party transactions, primarily with companies controlled by Mr. Dong Zhang. These related party transactions are of two types: (1) the Group engage these companies to lease vessels for in the market and sub-lease them to the Group. Because each of these companies has specific relationships with different vessel owners, each of them is able to lease vessels of different style and availability for us; (2) these companies hire the Company to provide transportation/freight services on their behalf.

The Group leased vessels from the above related parties throughout the year pursuant to either term agreement with Topsheen Ltd. or one-off arrangements for the Group special needs (such as during peak season), which are frequent throughout the year with different related parties. the Group also provide transportation/freight to related parties frequently throughout the year pursuant to one-off arrangements.

(e)	Services provided to related parties**

The Group provide transportation/freight to related parties frequently throughout the year pursuant to one-off arrangements where the Group transport their goods on our vessels for a fee.

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2024	2023	2022
Shanghai Weisheng International Logistics Co., Ltd	$249,753	$371,826	$729,146
Nanjing Derun Shipping Co., Ltd	73,532	-	5,590
Topsheen Shipping Limited	-	106,235	142,531
Total	$323,285	$478,061	$877,267

**	The Group generally provided transportation services to the above related parties.

The Group provide transportation/freight to related parties frequently throughout the year pursuant to one-off arrangements where the Group transport their goods on our vessels for a fee.

(f)	Loan guarantee provided by a related party

Mr. Dong Zhang provided a guarantee for the repayment of our long-term loan. (See Note 7)

(g)	Strategic purchase contract with a related party

On April 20, 2022, the Company entered into a strategic purchase contract with New Galion Group (HK) CO LTD (“New Galion”), a related party controlled by Dr. Guohua Zhang. The Company agreed to purchase four sets of Maritime Carbon Neutral Intelligent Control Platform systems (the “Systems”) from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) (the “Consideration”) which was to be paid in four instalments with the first payment (30% of the Consideration) payable on the Company’s acceptance of New Galion’s ship modification design report for the Systems. New Galion agreed to deliver the first set of the Systems before July 1, 2022 and deliver the rest of equipment according to Company’s shipment schedule. On June 20, 2022, the Company entered into a supplemental agreement with New Galion to defer the first delivery. The Company had the obligations to make prepayment under the agreement but did not made any payments to New Galion when it was apparent to us that their technologies would not meet our requirements. New Galion did not deliver any Systems. This agreement was mutually terminated on February 29, 2024.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman

Caravelle is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

BVI

SGEX is incorporated in the British Virgin Islands (“BVI”) as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Samoa

Topsheen Shipping Group Corporation was incorporated in Samoa. There is no income tax for income sourced or earned outside Samoa. Accordingly, the Company’s consolidated financial statements do not present any income tax provisions related to Samoa tax as all income was earned outside of Samoa.  If the Company had any income sourced in Samoa, it would be taxed at 27%.

Singapore

Under Singapore tax laws, subsidiaries in Singapore are subject to statutory income tax rate at 17.0% if revenue is generated in Singapore and there are no withholding taxes in Singapore on remittance of dividends.

Topsheen Companies participates under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity of Topsheen Companies is exempt from taxation for the duration of MSI-AIS approval. The MSI-AIS approval was received in November 2015 for a period of ten years. The impact of the tax exemption noted above decreased taxes by $nil, $nil and $4,266,324 for the years ended October 31, 2024, 2023 and 2022, respectively. The benefit of the tax exemption on net income (loss) per share (basic and diluted) were $nil per share, $nil per share and $0.09 per share for the years ended October 31, 2024, 2023 and 2022, respectively. As the Company’s revenue are 100% generated from exempt income, the Company’s net operating loss is not eligible to carried forward for further taxable profit offset. No deferred tax assets were recognized as of October 31, 2024 and 2023.

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

i)	The components of the Group’s income tax provision are as follows:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2024	2023	2022
Current	$4,249	$3,618	$11,584
Deferred	(110)	(1,076)	(341)
Total	$4,139	$2,542	$11,243

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES (continued)

a) Corporate Income Taxes (“CIT”) (continued)

ii)	The following table summarizes the Group’s deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	October 31, 2024	October 31, 2023
Deferred tax liability:
Depreciation for tangible assets	$107	$217
Total	$107	$217

The Group’s income (loss) before income taxes consisted of:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2024	2023	2022
Non-Singapore	$(26,514,548)	$(1,534,840)	$(1,334,643)
Singapore	5,303,837	(14,240,322)	24,942,800
Total	$(21,210,711)	$(15,775,162)	$23,608,157

The following table reconciles the Singapore statutory rates to the Group’s effective tax rate for the years ended October 31, 2024, 2023 and 2022.

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2024	2023	2022
Singapore Statutory income tax rate	17.0%	17.0%	17.0%
Differential of local statutory tax rate	(21.3)%	(2.2)%	6.1%
Effect of preferential tax rate	4.4%	(15.4)%	(18.2)%
Non-taxable income	-%	0.8%	(5.1)%
Non-deductible items and others *	(0.2)%	(0.22)%	0.3%
Effective tax rate	(0.1)%	(0.02)%	0.10%

*	Non-deductible items and others represent excess expenses and losses not deductible for Singapore tax purpose.

(b)	Taxes payable

Taxes payable consist of the following:

	October 31, 2024	October 31, 2023

Income tax payable	$7,756	$56,161
Total taxes payable	$7,756	$56,161

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

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

As of October 31, 2024 and 2023, the Company had 117,885,481 and 52,774,579 Ordinary Shares issued and outstanding.

Ordinary Shares issued for settlement of convertible notes

In connection with the 2023 Note issuance, the Company issued 15,000 Ordinary Shares to the noteholder as equity interest on December 27, 2023. The fair value of the conversion note was assessed at $8,468 based on the Company’s stock price upon issuance.

In connection with the January 2024 Notes issuance, the Company issued 300,000 Ordinary Shares to the noteholders on August 14, 2024. The fair value of the conversion notes was assessed at $140,985 based on the Company’s stock price at the date of the agreement.

Ordinary Shares issued for conversion of convertible notes

In connection with the September 2024 Note issuance, the Company issued 35,480,000 Ordinary Shares to the noteholder as equity interest on September 23, 2024. The fair value of the conversion note was assessed at $10,719,806 based on the Company’s stock price upon conversion.

In connection with the October 2024 Notes issuance, the Company issued 17,520,000 Ordinary Shares to the noteholder as equity interest on October 21, 2024. The fair value of the conversion note was assessed at $16,512,550 based on the Company’s stock price upon conversion.

Shares issued for consulting services

On March 10, 2024, the Company entered into a consulting agreement with a third party for capital market financing and business development for a period of two years. Pursuant to the agreement, the Company shall issue 1,500,000 ordinary shares to the third party. The fair value of the 1,500,000 ordinary shares was $800,100, estimated based on the Company’s share price at grant.

On April 24, 2024, the Company entered into a consulting agreement with a third party on branding and marketing for a period of one year. Pursuant to the agreement, the Company shall issue 1,500,000 ordinary Shares to the third party. The fair value of the 1,500,000 ordinary shares was $1,537,500, estimated based on the Company’s share price at the date of grant.

On August 30, 2024, the Company issued 295,902 Ordinary Shares to a third party consultant as a settlement fee to terminate her consulting service. The fair value of the 295,902 ordinary shares was $118,361, estimated based on the Company’s share price at the date of grant.

On October 15, 2024, the Company entered into a consulting agreement with a third party for business development services in the PRC for a period of one year. Pursuant to the agreement, the Company shall pay a cash fee of $30,000 and issue 400,000 ordinary shares to the third party. The fair value of the 400,000 ordinary shares was $213,200, estimated based on the Company’s share price at the date of grant.

On October 15, 2024, the Company entered into a consulting agreement with a third party for business development services for assisting the Company in initiating the onboard carbon capture business for a period of one year. Pursuant to the agreement, the Company shall pay 1,500,000 ordinary Shares to the third party with fair value of $799,500 estimated based on the Company’s share price at the date of grant.

On October 15, 2024, the Company entered into a consulting agreement with a third party for business development services for assisting the company in initiating the onboard carbon capture business for a period of three years. Pursuant to the agreement, the Company shall pay 2,600,000 ordinary shares to the third party with fair value of $1,385,800 estimated based on the Company’s share price at the date of grant.

On October 21, 2024, the Company entered into a consulting agreement with a third party for investor relations advisory services for a period of three years. Pursuant to the agreement, the Company shall pay 4,000,000 Ordinary shares to the third party with fair value of $2,132,000 estimated based on the Company’s share price at the date of grant.

For the year ended October 31, 2024, the Company recorded consulting expenses of $1,200,562 for the above agreements. As of October 31, 2024, the unrecognized expense related to shares issued for consulting services amounted to $5,785,899.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — SHAREHOLDERS’ EQUITY (continued)

Warrants

The Company issued 24,045,181 September 2024 Warrants in connection with September 2024 Note financing (See Note 8). Based on the valuation report conducted by an independent valuation firm, no residual value was allocated to the fair value of these freestanding warrants. The September 2024 Warrants have a term of five years with an exercise price $0.166 per share, subject to adjustment. The proceeds from this financing were for working capital purposes.

A summary of warrants activity was as follows:

		Weighted average	Weighted
	Number of	exercise price	average life	Expiration
	warrants	per hare	Years	dates
Balance of warrants outstanding as of October 31, 2023	-	-	-	-
- September 2024 Warrants issued in connection with the September Note	24,045,181	0.166	5.0 years	September 15, 2029
Balance of warrants outstanding and exercisable as of October 31, 2024	24,045,181	0.166	4.9 years

2022 Incentive Plan

The Company has adopted the 2022 Share Incentive Plan (the “2022 Plan”), which provides for the issuance of up to an aggregate of 3,349,520 of its Ordinary Shares. The 2022 Plan permits the award of options, share appreciation rights, rights to dividends and dividend equivalent rights, restricted shares and restricted share units and other rights or benefits under the 2022 Plan. No awards were granted under the 2022 Plan as of October 31, 2024.

Dividends

During the year ended October 31, 2022, the Group’s subsidiaries declared and paid total dividends of $16,952,502, of which the shareholders of Caravelle Group received $8,289,902 and the non-controlling shareholder received $8,662,600.

On December 30, 2022, the Group’s 61% owned subsidiary - Topsheen Shipping declared dividends of $2,000,000, of which Topsheen Samoa received $1,220,000 and a non-controlling shareholder of Topsheen Shipping received $780,000. On January 31, 2023, Topsheen Samoa declared dividends of $1,220,000, of which a non-controlling shareholder received $122,000.

For the year ended October 31, 2023, the Group declared and paid a total of $902,000 in dividends to non-controlling interest shareholders. The dividends paid by the Group’s subsidiaries were based on the related subsidiary’s historical performance and earnings at the time of the dividend declaration.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Commitments

The Group had various outstanding bank loans (details refer to Note 8) and non-cancellable operating lease agreements (See Note 9).

Note 14 — SUBSEQUENT EVENTS

On January 3, 2025, the Company held its Annual General Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, the shareholders voted to approve (1) the proposed change of the name of the Company from “Caravelle International Group” to “High-Trend International Group,” (2) the proposed re-designation and re-classification of 497,500,000 Class A Ordinary Shares of a par value of $0.0001 each in the capital of the Company (including all of the issued and outstanding shares) as 497,500,000 Class A Ordinary Shares, and a proposed re-designation and re-classification of 2,500,000 unissued Class A Ordinary Shares of a par value of $0.0001 each in the capital of the Company as 2,500,000 Class B Ordinary Shares, so that the authorized share capital of the Company is $50,000 divided into 497,500,000 Class A Ordinary Shares of a par value of $0.0001 each and 2,500,000 Class B Ordinary Shares of a par value of $0.0001 each, each with the rights, privileges, preferences and restrictions set out in the Amended M&A (as defined below), (3) the proposed second amended and restated memorandum and articles of association of the Company (the “Amended M&A”), and (4) the proposed removal of Mr. Guohua Zhang as a director of the Company. The Company also presented to its shareholders the Company’s financial information for the fiscal year ended October 31, 2023 and afforded the shareholders the opportunity to discuss Company affairs with management.

Subsequent to October 31, 2024, the Company approved to issue an aggregate of 3,054,224 Class A Ordinary Shares to several directors and managers as remuneration and bonus based on their services contract terms.

The Company has assessed all events from October 31, 2024 through February 27, 2025, which is the date that these consolidated financial statements are available to be issued, unless as disclosed above, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed above.