Form 20-F
period 2025-10-31
High-Trend International Group
filed 2026-01-23
CIK 1928948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended October 31, 2025

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

Shixuan He, Chief Executive Officer
60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372
Email: brucehe@htcoint.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $0.0025 par value per share	HTCO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of October 31, 2025, 6,632,441 Class A Ordinary Shares were issued and outstanding.

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

Yes ☐ No ☒

i

INTRODUCTION

We are an exempted company that was incorporated under the laws of the Cayman Islands on February 28, 2022, as a holding company. On January 31, 2025, our name change from Caravelle International Group to High-Trend International Group became effective and our Class A Ordinary Shares began to trade on the Nasdaq Capital Market under the symbol “HTCO” We are headquartered in Singapore and currently derive substantially all of our revenues from international shipping and logistics support services for customers in Asia, mostly in Singapore, Dubai, Korea, Japan, and India.

Our international shipping revenue derives mainly from transportation services under voyage contracts and to a lesser degree from vessels services for and on behalf of ship owners. Under a voyage contract, we are engaged to provide the transportation of cargo between specific ports for payment of an agreed-upon charge per ton of cargo. We charter vessels from various shipping companies and ship owners and primarily handle bulk cargo shipments of iron ore, manganese ore and grain from both sides of the Atlantic to East Asia. We also contract with various customers to carry out vessel services as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners, and commercial management.

We previously planned to launch a business that would enable wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from vessels. Despite its initial promise, the business faced significant delays due our inability to confirm that the business would be successful and a lack of funding.  In 2024, our new management team decided to withdraw from this business. In 2025, we decided to investigate our entry into the business of providing carbon neutrality solutions for the shipping industry. To that end, we began to provide onboard carbon capture (“OCC”) consulting services in 2025, providing advisory support for clients with needs for full-vessel carbon capture or energy-saving retrofitting projects.  Due to the uncertainty about the viability of this technology and the underdeveloped OCC technologies and their applications, we decided not to aggressively pursue this opportunity at this time.

On August 7, 2025, we effected a reverse stock split of our Class A Ordinary shares, par value $0.0001 (the “Reverse Stock Split”). Pursuant to the Reverse Stock Split, every twenty-five (25) Class A Ordinary shares issued on the effective date of the Reverse Stock Split was combined into one (1) share of Class A Ordinary share, par value $0.0025. All references to our ordinary shares in this Report have been restated to give effect to the Reverse Stock Split, as if the Reverse Stock Split had occurred by the relevant earlier date.

Our website is www.htcointl.com. The information on our website is not incorporated by reference into this annual report. As used in this annual report, the terms “we,” “us,” “our,” “High-Trend” and “the Company” refer to High-Trend International Group and its subsidiaries.

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

Not applicable.

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

Risks Related to Our International Shipping Business

●	We primarily charter vessels from Topsheen Shipping Limited, a company controlled by Mr. Dong Zhang, our former principal shareholder, Chief Shipping Officer and director.

●	The cyclical nature of the shipping industry could have an adverse effect on our business.
●	If global economic conditions weaken, particularly in the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations.

●	We operate in a highly competitive international shipping industry and if we do not compete successfully with new entrants or established companies with greater resources, our shipping business growth and results of operations may be adversely affected.

●	Increases in marine fuel prices could increase our operating costs.

●	Increases in port fees and stevedoring expenses could increase our operating costs.

●	World events, including terrorist attacks and regional conflicts, could have a material adverse effect on our business, financial condition and results of operations.

●	Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations or other governments.

●	We operate vessels worldwide and, as a result, our business has inherent operational risks, which may reduce our revenue or increase our expenses, and we may not be adequately covered by insurance.

●	Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

●	We need to maintain our relationships with local shipping agents, port and terminal operators.

●	Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could expose us to potentially significant legal liabilities, reputational harm and have a material adverse effect on our business, results of operations and financial condition.

●	Our shipping business depends on ongoing relationships with entities controlled by our former key executives, Dr. Guohua Zhang and Mr. Dong Zhang.

●	We may not obtain and maintain sufficient insurance coverage, which could expose us to significant costs and business disruption.

●	We may be subject to litigation that, if not resolved in our favor, could have a material adverse effect on its business, results of operations and financial condition.

●	Because we generate most of our revenues in United States dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt the results of our operations.

●	Global inflationary pressures could negatively impact our results of operations and financial condition.

●	Security breaches and disruptions to our information technology infrastructure (cyber-security) could interfere with its operations and expose it to liability, which could have a material adverse effect on its business, financial condition, cash flows and results of operations.

●	The recent replacement of our management team may introduce uncertainties to our operations, strategies and future directions, and could materially affect our operating results and financial condition.

Risks Relating to Our Company

●	Our new management team faces challenges and uncertainty has been introduced by the new management team’s strategic reassessment of our company’s overall business.

●	We have incurred losses in each of the last two years and we may not be able to achieve or maintain profitability in the future.

●	Our entry into the carbon neutral /carbon trading business may not succeed.

●	The ability of our subsidiaries and consolidated affiliated entities in Singapore and Samoa to distribute dividends may be subject to restrictions under Singapore and Samoa laws.
●	We may be classified as a Singapore tax resident., which could result in our being taxed.

Risks Related to Our Class A Ordinary Shares

●	Our share price may be volatile and could decline substantially.

●	The Nasdaq Capital Market imposes listing standard on our Class A Ordinary Shares that we may not be able to fulfill in the future, thereby leading to a possible delisting of our Class A Ordinary Shares and there can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

●	The future sales of our Class A Ordinary Shares by our principal shareholders may adversely affect the market price of our Class A Ordinary Shares.

●	We may issue additional Class A Ordinary Shares or other equity or convertible debt securities without approval of our shareholders which would dilute existing ownership interests and may depress the market price of our Class A Ordinary Shares.

●	We may be treated as a passive foreign investment company.

●	Our dual class structure may adversely affect the trading market of our Class A Ordinary Shares.

●	We do not expect to pay dividends in the foreseeable future.

●	We are a foreign private issuer and as such we are exempt from certain provisions applicable to domestic public companies in the United States.

●	As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are an exempted company incorporated under the laws of the Cayman Islands that conducts substantially all of our operations outside of the United States and a majority of our directors and executive officers reside outside of the United States.

●	As a public reporting company, we are subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner .

●	As a public reporting company, we are subject to rules and regulations established from time to time by the Securities and Exchange Commission (the “SEC”) regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

●	Anti-takeover provisions contained in our memorandum and articles of association, as well as provisions of Cayman law, could impair a takeover attempt.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirement.

Risks Related to Our Company

Our success depends on our new management team and uncertainty has been introduced by the new management team’s strategic reassessment of our overall business.

In fiscal 2024 and 2025, we experienced significant changes in the composition of our executive management and board of directors, with the resignation of the prior management team. The newly appointed management team, led by Christopher Nixon Cox, Chairman of the Board, Shixuan He, Chief Executive Officer, Zi Xia, Chief Financial Officer, along with our director, Jinyu Chang, and our independent directors, Xuanhua Xi, Christopher Renn, Jing Sang, and Brian B. Su, has limited experience working together as a cohesive unit. In addition, in 2024, Mr. Dong Zhang, our former Chief Shipping Officer and director resigned his positions with our company.

We depend to a large extent on the abilities of our current management team, with our continued reliance on Mr. Dong Zhang, who continues as a member of our management team and as a shareholder of Topsheen Shipping Limited, from whom we charter most of our vessels. Mr. Zhang’s deep experience and extensive relationships in the shipping industry continues to add value to our management team. The loss of services of our new management team or of Mr. Zhang for any reason may have a material adverse effect on our business and prospects. Additionally, potential conflicts of interest may arise due to the prior and current affiliations of Mr. Zhang with our company, which could further complicate these commercial relationships and impact our strategic objectives.

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

For the fiscal years ended October 31, 2025 and 2024, we incurred net losses of $20,110,427 and $21,214,850, respectively, and as of October 31, 2025, we had an accumulated deficit $51,419,154. We cannot predict when we will return to profitable operations, if at all. If we are unable to generate sufficient revenue from our business and control our costs and expenses to achieve and maintain profitability, the value of your investment in our company could be negatively affected.

We may not succeed with our entry into the carbon neutrality solutions business.

In 2025 we entered into the carbon neutral /carbon trading business and have had limited operating experience with this business. No assurance can be given that we will be successful. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. If we acquire other businesses, we may face difficulties, including:

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

The financial performance of the shipping industry has been cyclical, with volatility in profitability and asset values.

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

The ocean-going shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Charter rates are impacted by various factors, including supplies of vessels, the level of global trade, exports from one part of the world to the other parts, demand for the seaborne transportation cargoes, and shipping capacity. High demand for shipping capacity and lower supply of shipping capacity could result in higher charter rates, which may adversely affect our profitability. The factors affecting the supply and demand for shipping vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The Baltic Dry Index, or the BDI, an index of the daily average of charter rates for key routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the vessel charter market and the performance of the entire shipping market, declined approximately 97.5% from its high of 11,793 in May 2008 to 290 on February 10, 2016, and has remained volatile since then. During the fiscal year ended October 31, 2025, the BDI continued to fluctuate, starting at approximately 1,378 on November 30, 2024, after peaking at 2,258 on July 24, 2025, reaching a low of 715 on January 30, 2025, and finally closing at 1,966 on October 31, 2025.

●	changes in global production of products transported by ships;

●	the distance that cargo products are to be moved by sea;

●	the globalization and deglobalization of manufacturing;

●	global and regional economic and political conditions;

●	developments and disruptions in international trade;

●	changes in seaborne and other transportation patterns, including changes in the distances over which cargoes are transported and the speed of vessels;

●	environmental and other regulatory developments; and

●	currency exchange rates.

Factors that influence the supply of shipping capacity include:

●	the number of new building deliveries;

●	the scrapping rate of older shipping vessels;

●	the price of steel and other raw materials;

●	changes in environmental and other regulations that may limit the useful life of shipping vessels; and

●	the number of shipping vessels that are out of service.

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

The cost of marine fuel is influenced by a variety of economic and political factors beyond our control, making it unpredictable and subject to fluctuation. These factors include geopolitical developments, the global supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC) and other oil-producing nations, as well as regional production patterns and environmental regulations. In the fiscal years ended October 31, 2025, 2024 and 2023, the cost of marine fuel accounted for approximately 23.8%, 28.4% and 28.5% of our total operating costs, respectively. A significant increase in fuel prices could materially affect our profitability, cash flows, and ability to pay dividends, as higher fuel costs would directly increase operational expenses. We must continue to monitor these market conditions closely and consider potential strategies to mitigate the impact of fuel price volatility on our operations and financial performance.

Increases in port fees and stevedoring expenses could increase our operating costs and adversely affect our business

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

Although we do not expect that our vessels will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, from time to time on charterers’ instructions, our vessels may call on ports located in such countries in the future. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Although we believe that we are in compliance with all applicable sanction and embargo laws and regulations, and intends to maintain such compliance, there can be no assurance that it will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in a severe adverse impact on our ability to access U.S. capital markets.

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

We generate most of our revenues in United States dollars but incur some of our expenses in currencies other than United States dollars, mainly Euros and Singapore Dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro and Singapore Dollar. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged our currency exposure.

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

Our share price has been extremely volatile in the past and may continue to be so in the future. Since our IPO of SPAC, our Class A Ordinary Shares has traded at prices ranging from $4.62 and $256.75. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their Class A Ordinary Shares at or above the price paid for such shares. The market price for our Class A Ordinary Shares may be influenced by many factors, including, but not limited to:

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

On March 25, 2024, Nasdaq notified us of our failure to file our Annual Report on Form 20-F for the fiscal year ended October 31, 2023, and that we no longer complied with Nasdaq’s Listing Rule 5250(c)(1) for continued listing. Pursuant to the Nasdaq Listing Rules, we had 60 calendar days from the date of the Nasdaq notice to submit a plan of compliance to Nasdaq. We submitted a plan of compliance to Nasdaq on May 25, 2024 and Nasdaq subsequently determined to grant use an exception to file our Annual Report on Form 20-F for the fiscal year ended October 31, 2023, by September 10, 2024 (the “2023 Exception”), to enable us to regain compliance with Nasdaq Listing Rule 5250(c)(1). We filed Annual Report on Form 20-F for the fiscal year ended October 31, 2024 on September 9, 2024, On September 10, 2024, we received a formal notification from The Nasdaq Stock Market LLC confirming that, following the Company’s filing of its Form 20-F for the fiscal year ended October 31, 2023 on September 9, 2024, the Company had regained compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission. On July 27, 2025, we received a deficiency letter from Nasdaq notifying us that, for the last 30 consecutive business days, the closing bid price for our Class A Ordinary Shares had been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Minimum Bid Requirement. We were provided a compliance period of 180 calendar days, until December 24, 2025, to regain compliance. On August 25, 2025, Nasdaq provided confirmation that for the last 10 consecutive business days, from August 8, 2025 to August 21, 2025, the closing bid price of our Class A Ordinary Shares had been $1.00 per share or greater, and that we had regained compliance with Listing Rule 5550(a)(2).

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

Sales of a substantial number of our Class A Ordinary Shares in the public market by our principal shareholders could occur at any time. If our principal shareholders sell, or the market perceives that they intend to sell, substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares would likely decline.

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

U.S. holders of our Class A Ordinary Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the Class A Ordinary Shares, and operations, we believe we will not be classified as a passive foreign investment company, or PFIC, for the 2024 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our Common Shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Class A Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of our Class A Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Class A Ordinary Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Class A Ordinary Shares.

 Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized share capital is divided into Class A Ordinary Shares and Class B ordinary shares. Holders of Class A Ordinary Shares will be entitled to one (1) vote per share, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Each Class B Ordinary Shares is convertible into one Class A Ordinary Shares at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Holders of our Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all resolutions submitted to a vote of shareholders at any general meeting of the Company.

As of January 23, 2026, our Class B Ordinary Shares constitute approximately 1.35% of our total issued and outstanding share capital and approximately 21.54 % of the aggregate voting power of our total issued and outstanding share capital. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have control over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

We have not paid dividends in the past and do not expect to pay dividends in the foreseeable future.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States.

As a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and (3) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As an company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

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

We are an exempted company incorporated under the laws of the Cayman Islands that conducts substantially all of its operations outside the United States and a majority of our directors and executive officers reside outside of the United States. While our Chairman, Christopher Nixon Cox, our director, Jinyu Chang, and independent director Christopher Renn and Brian B. Su are U.S. citizens, our CEO and director, Shixuan He, CFO and director, Zi Xia, and independent director Jing Sang, reside in mainland China and our independent director Xuanhua Xi resides in Hong Kong Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, and cost and time constraints, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Shareholders of Cayman Islands exempted companies such as our company have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Shareholders of Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

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

As a result of the business combination, among other things, (i) all outstanding Ordinary Shares of Caravelle Group were cancelled in exchange for 2,000,000 Class A Ordinary Shares of our company, (ii) each outstanding Pacifico Unit was automatically detached, (iii) each unredeemed outstanding share of Pacifico Common Stock was cancelled in exchange for the right to receive one (1) Class A Ordinary Share of our company, (iv) every ten (10) outstanding Pacifico rights were contributed in exchange for one (1) Class A Ordinary Share of our company, and were cancelled and ceased to exist, and (v) each Pacifico unit purchase option was automatically cancelled in exchange for one (1) unit purchase option of our company.

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

On April 19, 2021, the Caravelle Group formed a wholly owned subsidiary SGEX Group Co., Ltd (“SGEX”) in the British Virgin Islands. On October 8, 2021, SGEX acquired a 90% interest in Topsheen Shipping Group Corporation (“TSGC”), a company incorporated in Samoa in 2012. In 2016, TSGC acquired a 51% ownership interest in Topsheen Shipping Singapore Pte. Ltd., a Singapore company that had been operating in the international shipping business since 2015 (“TSS”) and further increased its ownership interest to 61% in 2019. In March 2019, Topsheen Bulk Singapore Pte. Ltd, a Singapore company (“TBS,” and together with TSGC and TSS, the “Topsheen Companies”) was formed. In June 2019, TSS obtained 60% of TBS’s shares, and subsequently, in October 2021 purchased the remaining 40% interest from Keen Best Shipping Co., Limited, a company controlled by Mr. Dong Zhang, formerly a director and Chief Shipping Officer of our company.

While establishing a strong foothold in the international shipping services business, we previously intended to launch a carbon-neutral ocean technology (“CO-Tech”) business. As part of this plan, on June 12, 2020, Singapore Garden Technology Pte. Ltd. (“Singapore Garden”) was formed to operate the proposed CO-Tech business. In 2024, our new management team decided to withdraw from this business.

Since our businesses was effectively controlled by the same group of shareholders before and after the reorganization, the businesses were considered to be under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Caravelle Group and its subsidiaries was accounted for at historical cost.

On December 16, 2022, we became the ultimate corporate parent of the Caravelle Group, and our Ordinary Shares were listed on the Nasdaq Capital Market under the symbol “CACO.” Upon the name change of our company, our Class A Ordinary Shares began to trade under the symbol “HTCO.”

Prior to July 11, 2024, Dr. Guohua Zhang, our founder and then Chairman of the Board, and Chief Executive Officer and interim Chief Financial Officer, was the beneficial owner of 67.14% of our Class A Ordinary Shares. As such, Dr. Zhang was the ultimate controlling shareholder of our company. On July 11, 2024, Dr. Zhang transferred 800,000 Class A Ordinary Shares to High-Trend pursuant to a series of agreements between him, his affiliates and High-Trend. As a result, Dr. Zhang’s beneficial ownership interest was reduced to 31.29% and his beneficial interest is currently 11.55%. Dr. Zhang resigned as our Chief Executive Officer and Interim Chief Financial Officer effective July 8, 2024.

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

Developments in Fiscal 2025

Annual General Meeting of Shareholders

At our Annual General Meeting of Shareholders held on January 3, 2025, our shareholders approved: (i) the proposal to change our company’s name from “Caravelle International Group” to “High-Trend International Group”; (ii) the re-designation and re-classification of our company’s 497,500,000 Ordinary Shares as Class A Ordinary Shares, and 2,500,000 unissued Ordinary Shares be re-designated and reclassified as Class B Ordinary Shares; (iii) the amendment and restatement of our company’s existing memorandum and articles of association to reflect the approval of the aforementioned two proposals; and (iv) the immediate removal of Mr. Guohua Zhang as a director of our company.

Effective January 31, 2025, Our Ordinary Shares began to trade on the Nasdaq Capital Market as the Class A Ordinary Shares of High-Trend International Group.

Private Placement Financing

On March 10, 2025, we closed a private placement with Speed Wealthy Ltd., a company owned by Mr. Dong Zhang, our co- founder. Speed Wealthy Ltd. purchased 67,985 Class A Ordinary Shares of our company in consideration for $4,452,999 ($65.50 per share, the average closing price of our Ordinary Shares for the preceding ten (10) consecutive trading days).

Management Changes

Effective March 13, 2025, Mr. Jinyu Chang resigned as the Chairman of the Board of Directors of the Company but continued to serve as a director of the Company. Also, effective March 13, 2025, Mr. Christopher Nixon Cox was elected to serve as a director and the Chairman of the Board of the Company. The Company also named Mr. Bo Cui as its new Chief Legal Officer. Effective June 3, 2025, Mr. Christopher Renn resigned as the chairman of the Compensation Committee of the Board of the Company, but remains an independent director of the Company. Effective the same date, Mr. Brian B. Su was elected to serve as an independent director and the Chairman of the Compensation Committee.

Warrant Purchase Agreement

On March 24, 2025, we closed a transaction pursuant to a warrant purchase agreement where we purchased 133,828 warrants, representing the right to purchase 133,828 Class A Ordinary Shares of our company, from our shareholder High-Trend Holdings USA LLC. As the consideration for the purchase, we issued 100,000 Class B Ordinary Shares of our company to High-Trend Holdings USA LLC. and amended certain terms of the remaining 737,579 warrants held by it with respect to (1) the adjustment of the number and purchase price of Class A Ordinary Shares issuable upon the exercise of the warrants in the event of a share combination and (2) cashless exercise.

Extraordinary General Meeting of Shareholders

On July 16, 2025, we held an Extraordinary General Meeting of Shareholders. At the meeting, our shareholders voted to approve (i) the proposal that every 25 issued and unissued class A Ordinary Shares of a par value of US$0.0001 each and every 25 issued and unissued class B Ordinary Shares of a par value of US$0.0001 each in our existing share capital be consolidated into 1 class A ordinary share of a par value of US$0.0025 and 1 class B ordinary share of a par value of US$0.0025, respectively; (ii) an increase in the authorized share capital of our company to US$1,250,000 divided into 489,900,000 class A Ordinary Shares of a par value of US$0.0025 each and 10,100,000 class B Ordinary Shares of a par value of US$0.0025 each; and (3) the approval and amendment of our memorandum and articles of association.

Reverse Stock Split

On August 7, 2025, our board of directors approved a reverse stock split of our Class A ordinary shares, a par value of US$0.0001 each, and our Class B ordinary shares, a par value of US$0.0001 each, at a ratio of 1-for-25, respectively. We undertook the reverse stock split with the objective of meeting the minimum $1.00 per share bid requirement for maintaining the listing of our Class A Ordinary Shares on The Nasdaq Capital Market. The reverse stock split was effective after the market closed on Thursday, August 7, 2025 and our Class A Ordinary Shares began trading on a split-adjusted basis on Friday, August 8, 2025.

As a result of the reverse stock split, every 25 Class A Ordinary Shares held were automatically combined into one Class A ordinary share, and every 25 Class B Ordinary Shares held were automatically combined into one Class B ordinary share.

Share Repurchase Program

On August 28, 2025, we announced the approval of a share repurchase program (“Share Repurchase Program”). The Share Repurchase Program authorizes us to repurchase up to $5.0 million of our Class A ordinary shares. Pursuant to the Share Repurchase Program, we may purchase shares from time to time at the discretion of management through open market purchases or block trades, as appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions and other corporate liquidity requirements and priorities. Share repurchases may be executed through various means in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Share Repurchase Program will expire on August 23, 2027. We expect to utilize our existing cash and operating cash flow to fund repurchases made under this program.

B. Business Overview

We are an international shipping company which has accounted for all our revenues to date. We previously planned to launch a business that would enable wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from vessels. Despite its initial promise, the business faced significant delays due our inability to confirm that the business would be successful and a lack of funding.  In 2024, our new management team decided to withdraw from this business. In 2025, we decided to investigate our entry into the business of providing carbon neutrality solutions for the shipping industry. To that end, we began to provide onboard carbon Capture (“OCC”) consulting services in 2025, providing advisory support for clients with needs for full-vessel carbon capture or energy-saving retrofitting projects.  Due to the uncertainty about the viability of this technology and the underdeveloped OCC technologies and their applications, we decided not to aggressively pursue this opportunity at this time.

We are headquartered in Singapore and derive the majority of our revenue from providing shipping services to customers in Asia, principally in Singapore, Dubai, Korea, Japan, and India. In the fiscal years 2025 and 2024, we derived 79% and 74% of our revenues, respectively, from customers outside of China, and all of the cash transfer payments between our company and our customers were between banks based outside the PRC, including Hong Kong and Macau.

Industry Analysis

The global shipping industry experienced slowing growth and increased structural differentiation in 2024 and 2025. According to the “Review of Maritime Transport 2025” published by the United Nations Conference on Trade and Development (UNCTAD), global maritime trade volume reached approximately 12.78 billion tons in 2024, representing a year-over-year increase of 2.2%. However, amid prolonged geopolitical tensions, rising trade protectionism, and the reconfiguration of global shipping routes, UNCTAD projects that growth will decelerate significantly to approximately 0.5% in 2025, representing one of the lowest growth rates in recent years.

Our International Shipping Business

We currently derive substantially all of our revenue from our global international shipping and logistics support services, which generated revenues of $214,415,912 in the fiscal year ended October 31, 2025, an increase of 98.2% compared with our revenues of $108,176,683 in the fiscal year ended October 31, 2024. Our operations are conducted through our two majority owned subsidiaries, Topsheen Shipping Singapore Pte. Ltd. and Topsheen Bulk Singapore Pte. Ltd.

Vessel Chartering

Through the Topsheen Companies, we charter vessels from various shipping companies and ship owners, including from Topsheen Ltd, which provides the flexibility required by our diverse services. The long-term relationships between the Topsheen Companies and third party shipping companies and ship owners provide the certainty of vessel availability while reducing the risks and costs of charter rate fluctuations. We lease around 40 bulk vessels yearly from Topsheen Ltd to operate our shipping business. Payments for these vessels are based on a variety of factors such as use time, route or a specific term.

By chartering more than 50 vessels each year, including 40 vessels from Topsheen Ltd, we currently have an annual shipping capacity of approximately 3 million deadweight tons (DWT). Our regular routes cover over 50 countries and 100 ports in Africa, Asia and the Americas, including a route from East Asia to South America, covering the east coast of Central and South America, including most of Brazil’s major ports. We also handle bulk cargo shipments of iron ore, manganese ore and grain from both sides of the Atlantic to East Asia.

Types of Shipping Services

Our international shipping revenue derives mainly from transportation services under voyage contracts and to a lesser degree from vessels services for and on behalf of ship owners.

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

Topsheen Ltd., as the broker, finds various vessels in the market and supplies most of the vessels we lease to operate our shipping business. We also maintain long-term cordial relationships with other ship owners. We typically enter into contracts through brokers on a twelve-month term to reduce the risk of charter rate fluctuations. Occasionally, we charter vessels in the spot market.

Competitive Advantages

We believe the following competitive strengths have contributed and will continue to contribute to our success:

●	Established Shipping Track Record in Key Geographic Markets. We have a solid presence in Asia. With our head office in Singapore, the largest hub of the international shipping business, we maintain a strong presence and local business relationships with critical suppliers and customers in geographic regions that have been key to shipping demand growth.

●	Experienced management team. Our new management team has experience in large holding investment groups, internationally renowned shipping companies, leading international financial service institutions, top international consulting service agencies, and innovative green and low-carbon growth enterprises. The day-to-day operations of our shipping business are managed by the Topsheen Companies, whose management team members each has over 20 years of experience in international shipping. Mr. Dong Zhang, a veteran in the shipping industry, controls the Topsheen Companies. He is also a minority shareholder of Topsheen Shipping Group Corporation, which is 90% owned by us. Mr. Zhang’s deep experience and extensive relationships with ship owners, shippers, lenders, insurers, and other industry participants help ensure the smooth operation of our international shipping business.

●	Large cargo contracts base and strong relationships with key counterparties. We have entered into significant voyage contracts and have also established strong long-term global relationships with shipping companies, trading houses and shipping brokers. These relationships have allowed us to able to match demands with supplies in a timely and efficient manner.

Business Strategies

Our primary objectives are to profitably grow our business and to maintain and enhance our position as a successful operator of shipping vessels. The key elements of our strategy are:

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

Customers

Our customer base is mainly located in Asia but diversified across different Asian countries, such as Singapore, Dubai, Korea, Japan, and India. In the fiscal years 2025, 2024 and 2023, we derived 79%, 74% and 68% of our revenues, respectively, from customers in Asia, not including China. For the fiscal year ended October 31, 2025, one customer accounted for approximately 15% of our total revenues. For the fiscal year ended October 31, 2024, no customer accounted for more than 10% of our total revenues. For the fiscal year ended October 31, 2023, one customer accounted for approximately 15% of our total revenues. As of October 31, 2025, two customers accounted for approximately 16% and 12% of our accounts receivable. As of October 31, 2024, two customers accounted for approximately 23% and 11% of our accounts receivable.

Suppliers

Topsheen Ltd. as our broker finds various vessels in the market and supplies most of the vessels that we use. Although Topsheen Ltd. supplies most of the ships for our shipping business, we also maintain long-term cordial relationships with other ship owners.

 For the fiscal years ended October 31, 2025, 2024 and 2023, Topsheen Ltd. accounted for approximately 28%, 32% and 24% of our total purchases. As of October 31, 2025, three suppliers accounted for approximately 33%, 31% and 19% of our total accounts payable. As of October 31, 2024, two suppliers accounted for approximately 69% and 24% of our total accounts payable.

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

Environmental and other regulations in the shipping industry

Government regulations and laws significantly affect the operation of our vessels. Our leased vessels are subject to international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered relating to the protection of the environment. Such requirements are subject to ongoing developments and amendments and relate to, among other things, the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, such as sulfur oxides, nitrogen oxides and the use of low-sulfur fuel or shore power voltage, and the remediation of contamination and liability for damages to natural resources. These laws and regulations include OPA 90, CERCLA, the CWA, the U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (CAA), and regulations adopted by the International Maritime Organization (IMO), including the International Convention for Prevention of Pollution from Ships (MARPOL), and the International Convention for Safety of Life at Sea (the SOLAS Convention), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with such requirements, where applicable, entails significant expense, including vessel modifications and implementation of certain operating procedures. If such costs are not covered by our vessel owners’ insurance policies, we could be exposed to high costs in respect of environmental liability damages, administrative and civil penalties, criminal charges or sanctions, and could suffer substantive harm to our operations and goodwill to the extent that environmental damages are caused by the operation of our leased vessels. We believe that our vessels operate in accordance with procedures that are intended to ensure compliance with such requirements. We also insure our activities, where effective for us to do so, in order to insure our environmental risks.

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

OCC Business

In 2025, we decided to investigate our entry into the business of providing carbon neutrality solutions for the shipping industry. To that end, we began to provide onboard carbon capture (“OCC”) consulting services in 2025, providing advisory support for clients with needs for full-vessel carbon capture or energy-saving retrofitting projects.  Due to the uncertainty about the viability of this technology and the underdeveloped OCC technologies and their applications, we decided not to aggressively pursue this opportunity at this time.

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

C. Organizational structure

The following diagram depicts our current organizational structure and percentage ownership interest in our subsidiaries:

D. Property, Plants and Equipment

We lease our principal executive office, which is located on 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051, (65) 8304 8372, consisting of approximately 1,356 square feet. We recently renewed our lease which expires on March 14, 2027, pursuant to which the monthly rent is $6,686 (SGD8,700). We believe that our existing facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

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

A. Operating Results

Overview

We are an international provider of ocean transportation services. We are engaged in seaborne transportation services under voyage contracts as well as vessel services for and on behalf of ship owners. We conduct this business through the Topsheen Companies. For the fiscal years ended October 31, 2025, 2024 and 2023, our revenues were approximately $214.4 million, $108.2 million and $95.3 million, respectively and we incurred net losses of $20.1 million, $21.2 million and $15.8 million, respectively.

In 2025, we decided to investigate our entry into the business of providing carbon neutrality solutions for the shipping industry. To that end, we began to provide OCC consulting services in 2025, providing advisory support for clients with needs for full-vessel carbon capture or energy-saving retrofitting projects.  For the fiscal year ended October 31, 2025, we generated approximately $0.4 million of revenue from providing OCC consulting services to customers. Due to the uncertainty about the viability of this technology and the underdeveloped OCC technologies and their applications, we decided not to aggressively pursue this opportunity at this time.

Recent Developments

Effective March 13, 2025, Mr. Jinyu Chang resigned as the chairman of our Board of Directors but continued to serve as a director of the Company. Also, effective March 13, 2025, Mr. Christopher Nixon Cox was elected to serve as a director and the Chairman of the Board of our company. We also named Mr. Bo Cui as its new Chief Legal Officer. Effective June 3, 2025, Mr. Christopher Renn resigned as the chairman of the Compensation Committee of our Board of Directors but remains an independent director. Effective the same date, Mr. Brian B. Su was elected to serve as an independent director and the Chairman of the Compensation Committee.

On July 16, 2025, an Extraordinary General Meeting of Shareholders was held where the shareholders voted to approve a twenty-five-for-one share consolidation.

Key Factors that Affect Operating Results

We primarily derive our revenues from voyage contracts and provide vessel services. We intend to enhance our freight transportation revenues and services and acquire new customers by increasing our market penetration with deeper market coverage and a broader geographical reach.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars but currently incur some of our costs and operating expenses (around 5% for the fiscal years ended October 31, 2025, 2024 and 2023) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we are not engaged in derivative instruments to hedge part of those expenses.

Inflation risk

Our operations expose us to the effects of inflation. For the fiscal years ended October 31, 2025, we experienced increased average market prices for ship leases, oil and port charges. In the event that inflation becomes a more significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and we in particular may not be able to offset such costs sufficiently, in which case our cash flows and results would be negatively impacted.

Results of Operations

For the fiscal years ended October 31, 2025 and 2024

The following table summarizes the results of our operations for the fiscal years ended October 31, 2025 and 2024 and provides information regarding the dollar and percentage changes during such periods.

	For the Years Ended
	October 31,			%
	2025	2024	Change	Change
REVENUE:
Ocean freight revenue	$213,993,072	$105,387,225	$108,605,847	103.1%
Vessel service revenue and others	422,840	2,789,458	(2,366,618)	(84.8)%
Total revenue	214,415,912	108,176,683	106,239,229	98.2%
COST OF REVENUE:
Cost of revenues	207,612,961	100,076,361	107,536,600	107.5%
GROSS PROFIT	6,802,951	8,100,322	(1,297,371)	(16.0)%

OPERATING EXPENSES:
Share-based compensation	21,922,261	1,200,562	20,721,699	1,726.0%
General and administrative expenses	4,792,925	4,595,206	197,719	4.3%
Total operating expenses	26,715,186	5,795,768	20,919,418	360.9%
(LOSS) INCOME FROM OPERATIONS	(19,912,235)	2,304,554	(22,216,789)	(964.0)%

OTHER INCOME (EXPENSE), NET
Interest income	60,833	3,444	57,389	1,666.3%
Interest expense	(45,935)	(90,203)	44,268	(49.1)%
Change in fair value of convertible notes	-	(23,213,031)	23,213,031	(100.0)%
Loss on settlement of convertible notes	-	(306,793)	306,793	(100.0)%
Other income, net	(203,984)	91,318	(295,302)	(323.4)%
Total other expense, net	(189,086)	(23,515,265)	23,326,179	(99.2)%
LOSS BEFORE INCOME TAXES	(20,101,321)	(21,210,711)	1,109,390	(5.2)%

PROVISION FOR INCOME TAXES	9,106	4,139	4,967	120.0%
NET LOSS	$(20,110,427)	$(21,214,850)	$1,104,423	(5.2)%

Revenues

For the fiscal year ended October 31, 2025, our total revenue was approximately $214.4 million compared to approximately $108.2 million for the fiscal year ended October 31, 2024. This represents a revenue increase of approximately $106.2 million, or 98.2%. The overall increase in revenue was primarily attributable to the Company’s entry into the coal transportation business, with routes covering key regions such as Australia to China, Indonesia to Southeast Asia and Vietnam, significantly expanding our dry bulk cargo transportation business. At the same time, the global demand for coal imports and exports surged, further driving business growth.

Revenue from ocean freight increased by approximately $108.6 million or 103.1%, from approximately $105.4 million in the fiscal year ended October 31, 2024 to approximately $214.4 million in the fiscal year ended October 31, 2025, due to increased ocean freight market demand. The total number of voyage days was 7,470 days for the fiscal year ended October 31, 2025, an increase of 3,974 days from 3,496 days for the fiscal year ended October 31, 2024. The average charge per day was approximately $28,645 per day for the fiscal year ended October 31, 2025, a decrease of approximately $1,499 from $30,144 per day for the fiscal year ended October 31, 2024 as the Baltic Dry Index (BDI) weakened compared to 2024.

Revenue from vessel services decreased from approximately $2.8 million in the fiscal year ended October 31, 2024, to $nil in the fiscal year ended October 31, 2025, as we determined to allocate our resources to our ocean freight business as market demand increased. We started to provide consulting services related to onboard carbon capture technologies in February 2025. Revenue from these consulting services was approximately $0.4 million during the fiscal year 2025.

Cost of Revenues

Our cost of revenues mainly consists of ship lease expenses, fuel expenses, port fees and other related costs. Such costs amounted to approximately $207.6 million for the fiscal year ended October 31, 2025, representing an increase of approximately $107.5 million, or 107.5%, compared to approximately $100.1 million for the fiscal year ended October 31, 2024 due to increased shipping volumes. This drove costs upward through several interconnected factors including, increased sailing days which led to substantially higher ship lease and fuel expenses. Furthermore, the heavier shipping traffic caused widespread port congestion, resulting in longer vessel docking and berthing times, which in turn caused port charges to rise accordingly. As a result, our ship lease expenses were approximately $96.8 million for the fiscal year ended October 31, 2025, representing an increase of approximately $52.1 million compared to approximately $44.7 million for the year ended October 31, 2024. Marine fuel expenses were approximately $49.3 million for the fiscal year ended October 31, 2025, representing an increase of approximately $20.9 million compared to approximately $28.4 million for the fiscal year ended October 31, 2024. Port fees were approximately $50.7 million for the fiscal year ended October 31, 2025, representing an increase of approximately $26.6 million compared to approximately $24.1 million for the fiscal year ended October 31, 2024.

Gross profit

Our gross profit amounted to approximately $6.8 million for the fiscal year ended October 31, 2025 compared to approximately $8.1 million for the fiscal year ended October 31, 2024. The gross margin as a percentage of overall revenue for the fiscal year ended October 31, 2025 and 2024, was 3.2% and 7.5%, respectively. The decrease in gross profit margin was mainly driven by higher costs, which outpaced the growth in revenues.

Operating Expenses

	For the Years Ended
	October 31,			%
	2025	2024	Change	Change
OPERATING EXPENSES:
Share-based compensation	$21,922,261	$1,200,562	$20,721,699	1,726.0%
General and administrative	4,792,925	4,595,206	197,719	4.3%
Total	$26,715,186	$5,795,768	$20,919,418	360.9%

Our operating expenses consist of share-based compensation and general and administrative expenses. Operating expenses increased by approximately $20.9 million, or 360.9% from approximately $5.8 million for the fiscal year ended October 31, 2024 to approximately $26.7 million for the fiscal year ended October 31, 2025, mainly due to an increase of approximately $20.7 million in share-based compensation.

Share-based compensation consists of shares issued to certain executive office, directors, managers and consultants instead of cash salaries. In the fiscal year ended October 31, 2025, we issued an aggregate of 495,169 Class A Ordinary Shares and 500,000 options to purchase Class A Ordinary Shares to certain executive officers, directors, managers and consultant as compensation to replace their cash salaries and related compensations as well as to provide incentives for future business development. For the fiscal years ended October 31, 2025 and 2024, the Company recorded total share-based compensation expenses of approximately $21.9 million and $1.2 million included in the general and administrative expenses of our consolidated statement of operations, respectively. The $21.9 million of share-based compensation expenses for the fiscal year ended October 31, 2025, consisted of (i) approximately $1.5 million attributable to executive officers, (ii) approximately $0.7 million attributable to directors, (iii) approximately $11.8 million attributable to employees other than executive officers, and (iv) approximately $8.0 million attributable to consultants, including $3.3 million attributable to the vesting of 471,836 restricted ordinary shares issued to seven consultants in fiscal year 2024 for OCC business development and capital markets–related services, $3.8 million attributable to 500,000 stock options granted to two consultants for market development services related to the our ocean transportation business, and $0.9 million attributable to the issuance of an aggregate of 80,000 ordinary shares to four consultants for capital financing and related business development services.

General and administrative expenses primarily consisted of salary and compensation expenses related to our accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately or 4.3% from approximately $4.6 million for the fiscal year ended October 31, 2024 to approximately $4.8 million for the fiscal year ended October 31, 2025, mainly due to an increase of approximately $0.2 million in consulting and professional service fee.

Other Expenses, net

Other expense, net primarily consists of interest expense, change in fair value of convertible notes, loss on settlement of convertible notes and other items. Other income, net was approximately $0.2 million for the fiscal year ended October 31, 2025, compared to other expense, net of approximately $23.5 million for the fiscal year ended October 31, 2024. The change was primarily attributable to a loss of $23.2 million from the change in fair value of convertible notes and $0.3 million from the loss on settlement of convertible notes during the fiscal year ended October 31, 2024. The Company elected the fair value option to account for its convertible notes. The fair value of the convertible notes is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Provision for Income Taxes

Our provision for income taxes was $9,106 and $4,139 for the fiscal years ended October 31, 2025 and 2024, respectively. The Topsheen Companies are eligible for and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award program in Singapore. We renewed for an additional 10 years in November 6, 2025, and commencing on 1 December 2025. All qualified shipping income derived from the shipping activity of Topsheen Companies is exempt from taxation for the duration of our subsidiaries MSI-AIS participation in this program.

Net Loss

As a result of the foregoing, our net loss amounted to approximately $20.1 million for the fiscal year ended October 31, 2025, compared to a net loss of approximately $21.2 million for the fiscal year ended October 31, 2024.

For the fiscal years ended October 31, 2024 and 2023

The following table summarizes the results of our operations for the fiscal years ended October 31, 2024 and 2023 and provides information regarding the dollar and percentage changes during such periods.

	For the Years Ended
	October 31,			%
	2024	2023	Change	Change
REVENUE:
Ocean freight revenue	$105,387,225	$94,523,562	$10,863,663	11.5%
Vessel service revenue	2,789,458	733,976	2,055,482	280.0%
Total revenue	108,176,683	95,257,538	12,919,145	13.6%
COST OF REVENUE:
Cost of revenues	100,076,361	107,142,741	(7,066,380)	(6.6)%
GROSS PROFIT(LOSS)	8,100,322	(11,885,203)	19,985,525	(168.2)%

OPERATING EXPENSES:
Share-based compensation	1,200,562	-	1,200,562	100.0%
General and administrative expenses	4,595,206	3,742,728	852,478	22.8%
Total operating expenses	5,795,768	3,742,728	2,053,040	54.9%
INCOME (LOSS) FROM OPERATIONS	2,304,554	(15,627,931)	17,932,485	(114.7)%

OTHER INCOME (EXPENSE), NET
Interest income	3,444	7,738	(4,294)	(55.5)%
Interest expense	(90,203)	(112,022)	21,819	(19.5)%
Change in fair value of convertible notes	(23,213,031)	-	(23,213,031)	(100.0)%
Loss on settlement of convertible notes	(306,793)	-	(306,793)	(100.0)%
Other income (expense), net	91,318	(42,947)	134,265	(312.6)%
Total other expense, net	(23,515,265)	(147,231)	(23,368,034)	15,871.7%
LOSS BEFORE INCOME TAXES	(21,210,711)	(15,775,162)	(5,435,549)	34.5%

PROVISION FOR INCOME TAXES	4,139	2,542	1,597	62.8%
NET LOSS	$(21,214,850)	$(15,777,704)	$(5,437,146)	34.5%

Revenues

For the fiscal year ended October 31, 2024, our total revenue was approximately $108.2 million, compared to approximately $95.3 million for the fiscal year ended October 31, 2023. This represents a revenue increase of approximately $12.9 million, or 13.6%. Revenue from ocean freight increased by approximately $10.9 million or 11.5%, from approximately $94.5 million in the fiscal year ended October 31, 2023 to approximately $105.4 million in the fiscal year ended October 31, 2024. This increase was primarily attributable to an increase in ocean freight prices during the fiscal year ended October 31, 2024. The total number of voyage days was 3,496 days for the fiscal year ended October 31, 2024, an increase of 44 days from 3,452 days for the fiscal year ended October 31, 2023. The average charge per day was approximately $30,144 per day for the fiscal year ended October 31, 2024, an increase of approximately $2,800 from $27,344 per day for the fiscal year ended October 31, 2023, which was due to increased shipping prices.

Revenue from vessel services increased by approximately $2.1 million or 280.0% from approximately $0.7 million in the fiscal year ended October 31, 2023, to approximately $2.8 million in the fiscal year ended October 31, 2024. The total number of voyage days was 759 days for the fiscal year ended October 31, 2024, a decrease of 307 days from 1,066 days for the fiscal year ended October 31, 2023. The average charge per day was $3,675 per day for the fiscal year ended October 31, 2024 compared to the average charge per day of $688 for the fiscal year ended October 31, 2023, due to increased freight revenue.

Cost of Revenues

Our cost of revenues mainly consists of ship lease expenses, fuel expenses, port fees and other related costs. Our costs amounted to approximately $100.1 million for the fiscal year ended October 31, 2024, representing a decrease of approximately $7.1 million, or 6.6%, compared to approximately $107.1 million for the fiscal year ended October 31, 2023, because the average Asian market prices for ship leases, fuel and port charges all decreased in the fiscal year ended October 31, 2024 as compared to the fiscal year ended October 31, 2023. As a result, our ship lease expenses were approximately $44.7 million for the fiscal year ended October 31, 2024, representing a decrease of approximately $1.1 million from approximately $45.8 million for the fiscal year ended October 31, 2023. Fuel expenses were approximately $28.4 million for the fiscal year ended October 31, 2024, representing a decrease of approximately $2.1 million from approximately $30.5 million for the fiscal year ended October 31, 2023. Port fees were approximately $24.1 million for the fiscal year ended October 31, 2024, representing a decrease of approximately $2.2 million from approximately $26.3 million for the fiscal year ended October 31, 2023.

Gross profit (loss)

	For the Years Ended October 31,
	2024		2023
GROSS PROFIT(LOSS)	Gross Profit	Gross Margin	Gross Loss	Gross Margin
Total gross profit (loss)	$8,100,322	7.5%	$(11,885,203)	(12.5)%

Our gross profit amounted to approximately $8.1 million for the fiscal year ended October 31, 2024 compared to a gross loss of approximately $11.9 million for the fiscal year ended October 31, 2023. Our gross margin as a percentage of overall revenue for the fiscal year ended October 31, 2024 and 2023, was 7.5% and negative 12.5%, respectively. The increase in gross margin was primarily due to the significant increase in revenue and decrease in costs due to the market-wide decrease in vessel lease costs as a result of the BDI point (Baltic Dry Index point) decrease (which impacts vessel lease costs), as well as the decline in oil prices and port charges.

Operating Expenses

	For the Years Ended
	October 31,			%
	2024	2023	Change	Change
OPERATING EXPENSES:
Share-based compensation	$1,200,562	$-	$1,200,562	100.0%
General and administrative	4,595,206	3,742,728	852,478	22.8%
Total	$5,795,768	$3,742,728	$2,053,040	54.9%

Our operating expenses consist of share-based compensation and general and administrative expenses. Operating expenses increased by approximately $2.1 million, or 54.9% from approximately $3.7 million for the fiscal year ended October 31, 2023 to approximately $5.8 million for the fiscal year ended October 31, 2024, mainly due to an increase of approximately $1.2 million in share-based compensation and an increase of approximately $0.9 million in general and administrative expenses.

Share-based compensation consists of shares issued to certain executive office, directors, managers and consultants instead of cash salaries. During the fiscal year ended October 31, 2024, we issued 460,000 Class A ordinary Shares to third party consultants for market development, assistance in entering the onboard carbon capture business and market branding and development. On March 10, 2024, we entered into a two-year consulting agreement with a third party for capital market financing and business development services. Pursuant to the agreement, we issued 60,000 Class A Ordinary Shares to the third party. The fair value of the 60,000 Class A Ordinary Shares was $800,100, based on our share price on date of grant. On April 24, 2024, we entered into a one-year consulting agreement with a third party for branding and marketing services. Pursuant to the agreement, we issued 60,000 Class A Ordinary Shares to the third party. The fair value of the 60,000 Class A Ordinary Shares was $1,537,500, based on our share price on the date of grant. On October 15, 2024, we entered into a one-year consulting agreement with a third party for business development services for our entry into the onboard carbon capture business. Pursuant to the agreement, we agreed to issue 60,000 Class A Ordinary Shares to the third party. The shares had a fair value of $799,500 based on our share price on the date of grant. On October 15, 2024, we entered into a three-year consulting agreement with a third party for business development services for our new onboard carbon capture business. Pursuant to the agreement, we agreed to issue 104,000 Class A Ordinary Shares to the third party. The shares had a fair value of $1,385,800, based on our share price on the date of grant. On October 15, 2024 we entered into a one-year consulting agreement with a third party for business development services in the PRC. Pursuant to the agreement, we paid a cash fee of $30,000 and issued 16,000 Class A Ordinary Shares to the third party. The fair value of the 16,000 Class A Ordinary Shares was $213,200, based on our share price on the date of grant. On October 21, 2024, we entered into a three-year consulting agreement with a third party for investor relations advisory services. Pursuant to the agreement, we agreed to issue 160,000 Class A Ordinary Shares to the third party. The shares had a fair value of $2,132,000, based on our share price on the date of grant. For the fiscal years ended October 31, 2024 and 2023, the Company recorded share-based compensation expenses of approximately $1.2 million and $nil, respectively.

General and administrative expenses primarily consisted of salary and compensation expenses related to our accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.9 million or 22.8% from approximately $3.7 million for the fiscal year ended October 31, 2023 to approximately $4.6 million for the fiscal year ended October 31, 2024, mainly due to an increase of approximately $0.5 million in brokerage fees, an increase of approximately $0.5 million in salary expenses due to an increase in the salaries paid to employees and an increase of approximately $0.1 million in consulting and professional service fee, offset by a decrease of approximately $0.4 million in D&O insurance covers directors and officers.

Other Expenses, net

Other expense, net primarily consists of interest expense, change in fair value of convertible notes, loss on settlement of convertible notes and other items. Other expense, net was approximately $23.5 million for the fiscal year ended October 31, 2024, representing an increase of approximately $23.4 million compared to $0.1 million for the fiscal year ended October 31, 2023. The increase was primarily attributable to a loss of $23.2 million from change in fair value of convertible notes and $0.3 million from the loss on settlement of convertible notes during the fiscal year ended October 31, 2024. The Company elected the fair value option to account for its convertible notes (excluding freestanding warrants if applicable). The fair value of the convertible notes is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Provision for Income Taxes

Our provision for income taxes was $4,139 and $2,542 for the fiscal years ended October 31, 2024 and 2023, respectively. The Topsheen Companies are eligible for and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award program in Singapore. All qualified shipping income derived from the shipping activity of Topsheen Companies is exempt from taxation for the duration of our subsidiaries MSI-AIS participation in this program.

Net Loss

As a result of the foregoing, our net loss amounted to approximately $21.2 million for the fiscal year ended October 31, 2024, compared to a net loss of approximately $15.8 million for the fiscal year ended October 31, 2023.

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

In assessing our liquidity, we monitor and analyze our cash on hand, ability to generate sufficient revenue sources in the future, and our operating and capital expenditure commitments. We have historically funded our working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of October 31, 2025, we had cash of $10.1 million. Advances from customers included in current liabilities amounted to $7.4 million mainly representing the advances from customers that will be recognized as revenue in the next fiscal year when the services are provided. We intend to finance our future working capital requirements and capital expenditures from financing activities.

On March 10, 2025, we closed a private placement with Speed Wealthy Ltd (“Speed Wealthy”), a related party. We issued 67,985 Class A Ordinary Shares to Speed Wealthy at a price of $65.5 per share for consideration of approximately $4.5 million. We entered into an agreement with Speed Wealthy and Topsheen Shipping Limited on 2025, pursuant to which Speed Wealthy’s payment obligation for the shares issued in the above private placement was fully satisfied by extinguishing our debt obligations to Topsheen Shipping Limited.

The following summarizes the key components of our cash flows for the fiscal years ended October 31, 2025, 2024 and 2023.

	For the Year Ended October 31, 2025	For the Year Ended October 31, 2024	For the Year Ended October 31, 2023
Net cash provided by (used in) operating activities	$4,631,918	$(3,328,206)	$(17,773,998)
Net cash used in investing activities	(5,071)	-	-
Net cash (used in) provided by financing activities	(1,349,785)	7,971,203	(1,578,365)
Net increase (decrease) in cash and cash equivalents	$3,277,062	$4,642,997	(19,352,363)

Operating Activities

Net cash provided by operating activities was approximately $4.6 million for the fiscal year ended October 31, 2025. Cash used in operating activities for the fiscal year ended October 31, 2025 was mainly attributable to a net loss of approximately $20.1 million, adjusted for certain non-cash items primarily consisting of share-based compensation of approximately $21.9 million, and changes in certain working capital accounts that primarily consisting of cash provided by accrued expenses and other liabilities of approximately $3.4 million due to slow payments, cash provided by advances from customers of approximately $1.6 million, offset by accounts receivable of approximately $1.1 million and cash due from related parties of approximately $1.2 million.

Net cash used in operating activities was approximately $3.3 million for the fiscal year ended October 31, 2024. Cash used in operating activities for the fiscal year ended October 31, 2024 mainly consisted of a net loss of approximately $21.2 million, adjusted for certain non-cash items primarily consisting of fair value loss of approximately $23.2 million in the change in fair value of convertible notes issued in fiscal 2024, issuance of shares for services of approximately $1.2 million and loss on settlement of convertible notes of approximately $0.3 million, and changes in certain working capital accounts that primarily consisted of accounts receivable of approximately $6.6 million due to increased revenue, prepayment and other assets of approximately $4.5 million due to increased fuel and other costs, offset by cash provided by advances from customers of approximately $2.3 million, cash provided by accrued expenses and other liabilities of approximately $1.7 million due to longer credit terms with service providers and increased accounts payable of approximately $0.3 million.

Net cash used in operating activities was approximately $17.8 million for the fiscal year ended October 31, 2023. Cash used in operating activities mainly consisted of a net loss of approximately $15.8 million, changes in certain working capital accounts that primarily consisted of advances from customers of approximately $6.6 million, increased accrued expenses and other liabilities of approximately $3.1 million, a reduction in accounts receivable of approximately $3.0 million due to faster collection, prepayments and other assets of approximately $4.1 million offset by prepayments for fuel advances from related parties of approximately $1.1 million.

Investing Activities

Cash used by investing activities was approximately $0.01 million for the fiscal years ended October 31, 2025. Our expenditures or the fiscal years ended October 31, 2025 were for the purchase of office and electronic equipment. Cash used by investing activities was $nil for the fiscal years ended October 31, 2024 and 2023.

Financing Activities

Net cash used in financing activities was approximately $1.3 million for the fiscal year ended October 31, 2025, mainly consisting of repayment of advances made by related parties of approximately $1.1 million and repayment of long-term bank loans of approximately $1.5 million, offset by loans from related parties of approximately $0.9 million and cash received from warrants exercised of approximately $0.4 million.

Net cash provided by financing activities was approximately $8.0 million for the fiscal year ended October 31, 2024, mainly consisting of loans from related parties of approximately $10.7 million, proceeds from convertible notes of approximately $5.3 million, capital contributed by non-controlling shareholders of approximately $2.8 million, offset by repayment of related-party loans of approximately $8.5 million, repayment of convertible notes of approximately $1.4 million and repayment of long-term bank loans of approximately $0.9 million.

Net cash used in financing activities was approximately $1.6 million for the fiscal year ended October 31, 2023, mainly consisting of repayment of related parties’ loans of approximately $13.2 million, dividends paid to shareholders of our subsidiaries of approximately $0.9 million, and repayment of a long-term bank loan of approximately $0.8 million, offset by loan proceeds from related parties of approximately $13.4 million.

Capital Expenditures

We had capital expenditures of approximately $0.01 million, $nil and $nil for office and electronic equipment during the fiscal years ended October 31, 2025, 2024 and 2023, respectively.

Contractual Obligations

We have entered into non-cancellable operating lease agreements to rent our office space in Singapore. The lease agreement, which will expire on March 14, 2027.

The following table sets forth our contractual obligations and commercial commitments as of October 31, 2025:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Lease	$104,129	$77,596	$26,533	$-	$-
Total	$104,129	$77,596	$26,533	$-	$-

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the fiscal years ended October 31, 2025, 2024 and 2023 that have, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

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

Recent Accounting Pronouncements

A recitation of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Our directors and executive officers are currently as follows:

Name	Age	Position
Shixuan He	51	Director and Chief Executive Officer
Zi Xia	47	Chief Financial Officer and Director
Christopher Nixon Cox	47	Director and Chairman of the Board
Bo Cui	43	Chief Legal Officer
Shahryar Oveissi	47	Chief Capital Markets Officer
Jinyu Chang	53	Director
Xuanhua Xi	54	Independent Director
Christopher Renn	54	Independent Director
Jing Sang	44	Independent Director
Brian B. Su	61	Independent Director

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

Christopher Nixon Cox has served as Chairman of the Board of our company since March 13, 2025. Since December 2021, Mr. Cox has served as Chief Executive Officer of Lightswitch Capital, a private equity firm focused on funding breakthrough therapies for severe diseases and advancing green infrastructure in emerging markets. In addition, he has served as Chief Executive Officer of Argali Carbon Corporation, a carbon offset developer, since November 2022 and of BioSource Feed Corporation, a sustainable agriculture company, since October 2023. He has served as a member of the board of directors of Alto Neuroscience, Inc. (NYSE: ANRO) since April 2022. From December 2018 to March 2020, Mr. Cox served as Vice Chairman of Brightsphere, Inc., a publicly traded asset management company. Mr. Cox has also served as Managing Partner and co-founder of OC Global Partners LLC, a financial services firm, since October 2006. Earlier in his career, Mr. Cox was a corporate associate at Weil, Gotshal & Manges LLP from 2004 to 2006. Mr. Cox received a Juris Doctor degree from New York University School of Law, a certificate in Finance from New York University Stern School of Business, and a Bachelor of Arts degree in Politics from Princeton University.

Bo Cui has served as the Chief Legal Officer of our company since March 13, 2025. From May 2019 to June 2020, he served as Senior Vice President of Brightsphere Investment Group, a NYSE listed asset management company with $240billion of assets under management. From March 2023 to September 2024, he served as Vice President of US Operations of Atlas Technologies, a major blockchain infrastructure company. Since January 2022 he has served as Chief Operating Officer of Lightswitch Capital, a venture capital fund focused on biotechnologies. Mr. Cui is a licensed attorney in the State of New York and a registered patent practitioner with the United States Patent and Trademark Office. Mr. Cui received a Juris Doctor degree from Georgetown University Law Center and a Bachelor of Science degree in Mathematics and Computer Science from the University of Illinois.

Shahryar Oveissi joined our company as Chief Capital Markets Officer on January 9, 2026. Previously, he has served as a General Partner of 108Bio Capital from July 2025 until January 2026. He held the position of General Partner of Argali Climate Fund from January 2023 to June 2025, worked as a Director focusing on international business development and clinical trials at Diomics Corporation from October 2020 to July 2022, and served as a Partner of Rose Capital from December 2019 to August 2020. Mr. Oveissi holds a Bachelor of Science (B.S.) degree in Information Systems & International Business from the Stern School of Business at New York University.

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

Jing Sang has served as an independent director of our company since July 8, 2024. Ms. Sang is the Founder and Executive Director of China Council for an Energy Efficient Economy (CCEEE), an integrated platform to promote multilateral collaboration and communication in energy efficiency and low carbon policy, technology and financing. Prior to founding CCEEE in 2018 and since February 2017, Ms. Sang worked as a project manager in the Energy Foundation China (EFC) from February 2008 to February 2017 in industry energy efficiency. She also serves as Deputy Chairperson and Deputy Secretary-General of Energy Economy Committee, China Energy Research Society (CERS); Secretary-General of Green Industrial Parks Committee, China Association of Circular Economy (CECA); Secretary-General of Green & Low carbon Industrial Parks Committee, Chinese Society for Environmental Sciences (CSES). Ms. Sang holds a Master’s degree in Law (LLM) from China Foreign Affairs University and she is an Innovation Leading Engineering PhD candidate in Tsinghua University (China). She was a visiting scholar in Lawrence Berkeley National Laboratory (LBNL) from May 2015 to August 2015.

Brian B. Su is the founder and has served as the president of Artisan Business Group Inc., a U.S.-based consulting firm that supports companies and government entities with global expansion, regulatory navigation, and investment planning, since October 2011. From October 1998 to October 2011, he worked as a compliance specialist at the Illinois Department of Transportation. From March 1996 to October 1998, he served as a staff assistant to Illinois Governor Jim Edgar. From March 1987 to December 1989, he worked as an international business manager at the China National Nonferrous Metals Import and Export Corporation. Mr. Su holds a Bachelor of Arts degree in English Language and Literature from Guizhou University in China and a Master of Public Administration (MPA) from the University of Illinois at Springfield.

There are no family relations among any of our officers or directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

 B. Compensation

For the fiscal year ended October 31, 2025, the Company paid $87,530 in cash compensation and $1,498,243 in share based compensation to our executive officers.

For the fiscal year ended October 31, 2025, the Company paid $ 87,530 in cash compensation and $670,096 in share based compensation to our directors.

2022 Incentive Plan

We adopted the 2022 Share Incentive Plan (the “2022 Plan”), which provides for the issuance of up to an aggregate of 133,981 of our Class A Ordinary Shares. The following is a summary of certain terms and conditions of the 2022 Plan. This summary is qualified in its entirety by reference to the 2022 Plan.

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

On May 19, 2025, our Board of Directors approved an amendment to the 2022 Plan and authorized the management to implement an equity incentive plan under which the total number of Shares to be issued shall not exceed 20% of the company’s total outstanding share capital.

During the fiscal year ended October 31, 2025, we granted 500,000 options to purchase Class A Ordinary Shares that vested upon issuance with an exercise price of $0.01 per share to two consultants for their services in connection with the market development of our ocean transportation business. During the fiscal year ended October 31, 2025, all of the options were exercised. As of October 31, 2025, no options were outstanding.

For the fiscal years ended October 31, 2025, 2024 and 2023, we recorded $3,750,000, $nil and $nil in share-based compensation expenses related to vested options, respectively. As of October 31, 2025 and 2024, we had no unrecognized share-based compensation expense related to unvested options.

C. Board Practices

Overall responsibility for the oversight of the management of our company rests with our Board of Directors. Our Board of Directors currently consists of eight directors. The Board of Directors maintains four independent directors who are deemed to be independent under the definition of independence under Rule 5605(c)(2) of the Nasdaq Stock Market Rules. Our independent directors are Xuanhua Xi, Christopher Renn, Jing Sang and Brian B. Su.

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

Committees of the Board of Directors

We have three board committees: the audit committee, the nominating committee and the compensation committee. The composition of each committee is described below:

●	Audit Committee: Xuanhua Xi (Chairperson), Christopher Renn and Brian Su;

●	Nominating Committee: Christopher Renn (Chairperson), Jing Sang and Brian Su;

●	Compensation Committee: Brian B. Su (Chairperson), Jing Sang and Christopher Renn.

Our audit committee, which is established in accordance with Section 3(a)(58)(A) of the Exchange Act, engages with our independent accountants, reviewing their independence and performance; reviews our accounting and financial reporting processes and the integrity of its financial statements; the audits of our financial statements and the appointment, compensation, qualifications, independence and performance of our independent auditors; our compliance with legal and regulatory requirements; and the performance of our internal control over financial reporting.

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

D. Employees

As of October 31, 2025, we employed 18 full-time employees, of which 4 persons were engaged in management, 2 persons were engaged in administration, 4 persons were engaged in marketing and 6 persons were engaged in operations.

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

E. Share ownership

The following table set forth information regarding the beneficial ownership of our Class A Ordinary Shares as of January 16, 2026 by our officers, directors, and 5% or greater beneficial owners.

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

	Class A Ordinary Shares		Class B Ordinary Shares
Name and Address of Beneficial Owner(1)	Number **	% **	Number ***	% ***
Executive Officers and Directors
Christopher Nixon Cox	-	-	-	-
Jinyu Chang(2)	2,219,200	30.46	100,000	100
Shixuan He	-	-
Zi Xia	-	-
Bo Cui	-	-
Xuanhua Xi	-	-
Christopher Renn	*	*
Shahryar Oveissi	*	*
Jing Sang	*	*
Brian Bin Su	*	*
All Executive Officers and Directors as a group (9 persons)	2,278,760	31.29	100,000	100
5% Or Greater Holders
High-Trend Holdings USA LLC (2)	2,219,200	30.46
STREETERVILLE CAPITAL LLC (3)	652,883	8.96
Guohua Zhang(4)	558,891	7.67

*	Less than 1%.

**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of Class A Ordinary Shares outstanding as of January 16, 2026.

***	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the number of Class B Ordinary Shares outstanding as of January 16, 2026.

(1)	The address of our directors and executive officers is 60 Paya Lebar Road, #06-17 Paya Lebar Square, Singapore 409051.

(2)	Mr. Jinyu Chang, as the sole shareholder and manager of High-Trend Holdings USA LLC, exercises voting and dispositive control over the Class A Ordinary Shares registered in the name of High-Trend Holdings USA LLC in the amount set forth in the above table. The address of High-Trend Holdings USA LLC is 19 West 44th Street, Suite 1001, New York, NY 10036.

(3)	The address of STREETERVILLE CAPITAL LLC is 297 Auto Mall Drive #4, St. George, Utah 84770. John Fife is the president of Streeterville Capital and has voting and investment control of the shares beneficially owned by Streeterville Capital LLC.

(4)

Dr. Guohua Zhang, the former Chairman of the Board, CEO and interim CFO of our company, exercises exclusive voting and dispositive control over an aggregate of 558,891 Class A Ordinary Shares registered in the names of (i) Taiyuan Group Co., Ltd., a BVI business company, directly owning 378,891 Class A Ordinary Shares; and (ii) Galion-Group Co., Ltd., a BVI business company, directly owning 180,000 Class A Ordinary Shares. The address of Guohua Zhang is Jingpu 2, Jingxi Community, Hengdian Town, Dongyang City, Zhejiang, China.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

We adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the Clawback Policy is filed as exhibit 97.1 to this Annual Report. No actions were taken in fiscal 2025 to recover erroneously awarded compensation.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

B. Related party transactions

We record transactions with various related parties. These related party balances as of October 31, 2025, 2024 and 2023 and transactions for the fiscal years ended October 31, 2025, 2024 and 2023 are identified as follows:

Name of Related Party	Relationship to the Group
Dr. Guohua Zhang(1)	Former Chief Executive Officer and Chairman of the Board
Mr. Jinyu Chang (2)	Controller of the Company, former Chairman of the Board
Mr. Dong Zhang	10% shareholder of Topsheen Samoa, 39% shareholder of Topsheen Shipping Singapore Pte. Ltd
Mr. Hanxi Chang	Former Chief Executive Officer
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Shoucheng, Lei, director of Topsheen Shipping Singapore Pte. Ltd
Topsheen Shipping Limited (“Topsheen Ltd.”)	Related to Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang, former principal shareholder, Chief Shipping Officer and director
Top Wisdom Shipping Management Co. Limited	Related to Mr. Dong Zhang
Max Bright Marine Service Co. Ltd.	Related to Mr. Dong Zhang
Top Legend Shipping Co. Limited	Related to Mr. Dong Zhang
Top Creation International (HK) Limited	Related to Mr. Dong Zhang
Top Moral Shipping Limited	Related to Mr. Dong Zhang
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Dr. Guohua Zhang
High-Trend Holdings USA LLC (“High-Trend”)	Controlled by Mr. Jinyu Chang, major shareholder of the Company
Speed Wealthy Ltd.	Controlled by Mrs.Ran Li (Mrs. Li is Dong Zhang’s spouse)

(1)

Prior to July 11, 2024, Dr. Zhang was the ultimate controlling shareholder of our company, holding a 67.14% beneficial ownership interest. On July 11, 2024, Dr. Zhang and an affiliate transferred 800,000 Class A Ordinary Shares, representing 35.85% of our outstanding shares, to High-Trend. In connection with the transaction, Dr. Zhang resigned as our Chief Executive Officer and Interim Chief Financial Officer and ceased to serve as Chairman of the Board of Directors on October 16, 2024. Our shareholders voted to approve the removal of Dr. Zhang as a director of the Company on January 3, 2025. After the July 11, 2024 transaction, Mr. Chang as the sole shareholder and manager of High-Trend, became the ultimate controlling shareholder of our company. As of April 22, 2025, Dr. Zhang held less than a 10% beneficial ownership interest and ceased to be a related party.

(2)	Effective March 13, 2025, Mr. Chang resigned as the Chairman of our Board of Directors, but continued to serve as a director of the Company. Also, effective March 13, 2025, Mr. Christopher Nixon Cox was elected to serve as a director and the Chairman of our Board of Directors.

(a) Due from related parties

Due from related parties consisted of the following:

	October 31, 2025	October 31, 2024	October 31, 2023

High-Trend (1)	$-	3,472	-
Topsheen Shipping Ltd.(2)	1,062,196	-	-
Top Moral Shipping Limited(2)	366,612
Top Wisdom Shipping Management Co. Limited(3)	-	$-	4,183
Total	$1,428,808	$3,472	$4,183

(1)	The balance mainly represents a one-time advance to cover emergency business costs to High-Trend as of October 31, 2024.

(2)	The balance mainly represents certain payments made for vessel leases, which were subsequently cancelled and was subject to refund as of October 31,2025. The balance was fully collected as of December 31, 2025.

(3)	The balance mainly represents prepayments in connection with shipping management services provided to us. The balance as of October 31, 2023 was utilized as of August 31, 2024.

(b) Due to related parties

Due to related parties consisted of the following:

	October 31, 2025	October 31, 2024	October 31, 2023

Topsheen Shipping Limited (1)	$–	$4,540,347	$1,182,319
Shanghai Weisheng International Logistics Co., Ltd.	10,724	4,137	6,794
Nanjing Derun Shipping Co., Ltd.	–	6,242	–
Beijing Hanpu Technology Co., Ltd.(2)	–	–	579,147
Dr. Guohua Zhang(3)	–	952,181	2,030,479
New Galion	–	–	99,833
Jinyu Chang	75,255
High-Trend	5,080	–	–
Total	$91,059	$5,502,907	$3,898,572

(1)	The balances mainly represented the working capital advances provided by Topsheen Shipping Limited and was extinguished pursuant to an agreement signed on March 10, 2025. (see below (d) Issuance of Ordinary Shares/warrants settlement to related parties)

(2)	On May 20, 2022, we entered into a vessel purchase agreement with Beijing Hanpu Technology Co., Ltd. to acquire a vessel for the purpose of testing and trial operation of our wood desiccation technology with the total purchase price of approximately $0.6 million. The vessel was delivered to us on June 6, 2022. In October 2024, Beijing Hanpu Technology Co., Ltd. repurchased the vessel at the original sales price.

(3)	As of October 31, 2025, 2024 and 2023, Dr. Guohua Zhang had advanced $nil, $952,181, and $2,030,479, to us to pay operating expenses, respectively. All these advances were non-interest bearing and due on demand. As of April 22, 2025, Dr. Zhang held less than a 10% beneficial ownership interest and ceased to be a related party. The balance of $952,181 was reclassified to accrued expenses and other liabilities.

(c) Convertible note issuance to related party

On September 16, 2024, we closed the sale of a $3,548,000 senior unsecured convertible promissory note (the “September 2024 Note”) to High-Trend, which was converted into 1,419,200 Class A Ordinary Shares on September 23, 2024. In connection with the September 2024 Note, the Company also issued 961,807 warrants to High-Trend with an exercise price $4.15 per share for a term of five years.

(d)	Issuance of Ordinary Shares /warrants settlement to related parties

On March 10, 2025, we closed a private placement of 67,985 Class A Ordinary Shares at a price of $65.5 per share (aggregate consideration of $4,452,999) to Speed Wealthy. On the same date, we, Speed Wealthy and Topsheen Shipping Limited entered into an agreement, pursuant to which our issuance of the shares to Speed Wealthy served as satisfaction of our $4,452,999 debt obligation to Topsheen Shipping Limited.

On March 24, 2025, we exchanged 133,828 warrants held by High-Trend into 100,000 Class B Ordinary Shares. Immediately prior to transaction, the warrants were classified as equity. Based on the valuation report issued by an independent valuation firm, the fair value of the 100,000 Class B Ordinary Shares approximated the fair value of the 133,828 warrants immediately before the settlement, as a result, we determined that there was no gain or loss to be recognized for this transaction.

These transactions represent non-cash financing activities.

(e) Services provided by related parties*

		For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
		2025	2024	2023
Topsheen Ltd.	Vessel leasing	$55,869,806	$32,074,722	$28,809,218
Max Bright Marine Service Co. Ltd	Vessel leasing	4,391,406	4,722,665	2,648,111
Top Wisdom Shipping Management Co. Limited	Freight services	35,304	-	64,967
Top Creation International (HK) Limited	Vessel leasing	4,986,161	3,223,900	1,856,363
Nanjing Derun Shipping Co., Ltd.	Collection agent	553,619	580,062	526,940
Top Moral Shipping Limited	Vessel leasing	3,965,931	3,594,467	8,567
Top Legend Shipping Co. Limited	Vessel leasing	4,398,896	3,797,942	3,176,917
Total		$74,201,123	$47,993,758	$37,091,083

(f) Services provided to related parties

We provide transportation/freight services to related parties frequently throughout the year pursuant to one-off arrangements where we transport their goods on our vessels for a fee.

	For the year ended October 31,	For the year ended October 31,	For the year ended October31,
	2025	2024	2023
Shanghai Weisheng International Logistics Co., Ltd	$62,773	$249,753	$371,826
Nanjing Derun Shipping Co., Ltd	-	73,532	-
Topsheen Shipping Limited	-	-	106,235
Total	$62,773	$323,285	$478,061

(g) Loan guarantee provided by Mr. Dong Zhang

Mr. Dong provided a guarantee for the repayment of a long-term loan of $3,650,434 (or SGD 5,000,000) that was outstanding from April 9, 2020 to May 13, 2025.

(h) Strategic purchase contract with a related party

On April 20, 2022, we entered into a strategic purchase contract with New Galion, a related party controlled by Dr. Guohua Zhang. We agreed to purchase four sets of maritime carbon neutral intelligent control platform systems from New Galion for total consideration of approximately $16.2 million (HK Dollar 127.0 million) which was to be paid in four instalments with the first payment (30% of the consideration) payable on our acceptance of New Galion’s ship modification design report for the systems. New Galion agreed to deliver the first set of the systems before July 1, 2022 and deliver the rest of equipment according to an agreed upon shipment schedule. On June 20, 2022, we entered into a supplemental agreement with New Galion to defer the first delivery. New Galion did not deliver any systems. We did not make any payments to New Galion as it became apparent to us that their technologies would not meet our requirements. This agreement was mutually terminated on February 29, 2024.

In addition, for the year ended October 31, 2025, the Company also issued Class A Ordinary Shares as share based compensation to its director and executive officers and employees, among that, the Company issued in aggregated of 140,000 Class A Ordinary Shares to Mr. Dong Zhang for the purpose of providing incentives for future business development. The share awards vested in accordance with the terms of their service contracts, which generally up to 3 years. The total fair value of the share awards to Mr. Dong Zhang amounted to $10,700,000, determined based on the Company’s share price at grant dates and the Company recognized $8,448,548 in share-based compensation expenses for the year ended October 31, 2025. Furthermore, the Company issued 22,664 Class A Ordinary Shares to the former Chief Executive Officer for his past service. The fair value of the related share awards was $2,351,390, which was recognised as share-based compensation expenses for the year ended October 31, 2025 (Details refer to Note 12 Equity -Class A ordinary shares issued for share-based compensation).

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

C. Material Contracts

Other than in the ordinary course of business and those contracts described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Report, we have not entered into any material contract during the two years immediately preceding the date of this Report.

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

THIS DISCUSSION DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING OR DISPOSING OF HIGH-TREND ORDINARY SHARES. STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF HIGH-TREND CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

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

A. Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars but incur some of our costs and our operating expenses (around 5%, 5% and 5% for the fiscal years ended October 31, 2025, 2024 and 2023, respectively) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, we have not engaged in derivative instruments to hedge part of those expenses.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of October 31, 2025.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of October 31, 2025 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management concluded that our internal control over financial reporting was not effective as of October 31, 2025 due to material weaknesses in our internal control over financial reporting.

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

Internal Control Over Financial Reporting

During the audit of our financial statements for the fiscal year ended October 31, 2025, certain material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting concerning in particular the control environment due to (i) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge to design, implement and operate key controls over financial reporting process to address complex and emerging technical accounting issues and related disclosures in accordance with U.S. GAAP and SEC reporting and compliance requirements and (ii) a lack of a functional internal audit department or IT personnel that monitors the consistencies of the preventive internal control procedures and a lack of adequate policies and procedures in internal audit function to ensure that the Company’s policies and procedures have been carried out as planned and no risk assessment performed for the effectiveness of internal control over financial reporting, and (iii) failure to properly design and maintain effective IT general controls on the financial system, including the logical access controls on provision, termination, privileged access, password and user access period review, the control on change management, physical security on application servers, and cybersecurity of the IT environment.

We have instituted plans to remediate the material weaknesses, including implementation of appropriate processes with the objective of improving the effectiveness of controls over financial reporting, and we expect to invest more resources in our design and execution of our Sarbanes-Oxley Act compliance program, such as reassessing existing entity-level controls and, as necessary, implementing enhancements to such controls. We have hired accounting personnel familiar with U.S. GAAP and relevant IT person. In addition, we expect to take additional remedial measures, including (i) hiring external financial consultants with experience in U.S. GAAP and SEC reporting obligations; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel. We plan to continue implementing the following remedial initiatives including engaging more qualified accounting personnel and consultants with relevant U.S. GAAP and SEC reporting experience and qualification to strengthen the financial reporting and U.S. GAAP training and to set up a financial and system control framework. However, we cannot predict the success of such plan or the outcome of its assessment of these plans at this time.

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

ITEM 16. RESERVED

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC for the periods indicated.

	For the Years Ended October 31,
	2025	2024
Audit fees(1)	$180,000	$150,000
Audit related fees(2)	-	-
Tax and all other fees(3)	-	-
Total	$180,000	$150,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.

(3)	Other fees are fees for professional services other than audit or tax related fees.

Audit Committee Pre-Approval Policies

Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 28, 2025, we announced the approval of a share repurchase program (“Share Repurchase Program”). The Share Repurchase Program authorizes us to repurchase up to $5.0 million of our Class A ordinary shares. The Share Repurchase Program will expire on August 23, 2027. Pursuant to the Share Repurchase Program, we may purchase shares from time to time at the discretion of management through open market purchases or block trades, as appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions and other corporate liquidity requirements and priorities. Share repurchases may be executed through various means in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended.  We expect to utilize its existing cash and operating cash flow to fund repurchases made under this program.

We made no repurchases of our securities during the period covered by this Report.

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

We provided Marcum Asia with a copy of this disclosure before filing it with the SEC and requested that Marcum Asia furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, detailing the respects in which it does not agree. A copy of this letter can be found as Exhibit 16.2 to this Annual Report.

New Independent Registered Public Accounting Firm

On July 18, 2024, we engaged WWC, P.C. (“WWC”) as our independent registered public accounting firm and auditor to audit our consolidated financial statements for the fiscal year ending October 31, 2023. The engagement was approved by our audit committee on July 17, 2024.

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

We have elected to follow home country practice in lieu the following requirements:

●	the requirement that a majority of the board of directors of a company listed on NASDAQ must be comprised of independent directors, as defined in Listing Rule 5605(a)(2), as set forth in Listing Rule 5605(b)(1);

●	the requirement that the independent directors of a company listed on NASDAQ must hold regularly scheduled meetings at which only independent directors are present (executive sessions), as set forth in Listing Rule 5605(b)(2);

●	the requirement that director nominees of a company listed on NASDAQ must be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or by a nominations committee comprised solely of independent directors, as set forth in Listing Rule 5605(e)(1);

●	the requirement that a company listed on NASDAQ must hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, as set forth in Listing Rule 5620(a);

●	the requirement that a company listed on NASDAQ must solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ, as set forth in Listing Rule 5620(b);

●	the requirement that a company listed on NASDAQ must obtain shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company under the circumstances described in Listing Rule 5635(a), as set forth in Listing Rule 5635(a);

●	the requirement that a company listed on NASDAQ must obtain shareholder approval prior to the issuance of securities when such issuance or potential issuance would result in a change of control of the company, as set forth in Listing Rule 5635(b);

●	the requirement that a company listed on NASDAQ must obtain shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement, as set forth in Listing Rule 5635(c);

●	the requirement that a company listed on NASDAQ must obtain shareholder approval for a transaction involving the sale, issuance or potential issuance of common stock or securities convertible into or exercisable for common stock representing 20% or more of the common stock or voting power outstanding before the issuance at a price below the applicable Nasdaq pricing threshold, as set forth in Listing Rule 5635(d).

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

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 to the Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
2.1	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.2 to the Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
2.2	Description of Securities (incorporated by reference to Exhibit 2.1 to the registration statement on Form F-3 (File 333-290080), filed with the SEC on September 5, 2025).
4.1	Note and Warrant Purchase Agreement by and between the Company and Lind Global Fund II LP dated August 6, 2024 (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2024, filed with the SEC on September 9, 2024).
4.2	Termination Agreement by and between the Company and Lind Global Fund II LP dated August 6, 2024 (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 20-F for the fiscal year ended October 31, 202 , filed with the SEC on September 9, 2024).
4.3	2022 Share Incentive Plan (incorporated by reference to Exhibit 10.8 to the Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
4.4	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
4.5	Ship Chartering Mandate Agreements between Topsheen Shipping Limited and Topsheen Shipping Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.7 to the Amendment No. 2 to registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
4.6	Form Securities Purchase Agreement, by and among the Company and certain investors, dated January 5, 2024 (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K, furnished to the SEC on January 10, 2024).
4.7	Form Senior Secured Original Issue 15% Discount Convertible Promissory Note (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K), furnished to the SEC on January 10, 2024).
4.8	Form Common Share Purchase Warrant (incorporated by reference to Exhibit 99.3 to the current report on Form 6-K, furnished to the SEC on January 10, 2024).
4.9	Form Security Agreement, by and among the Company and certain investors, dated January 10, 2024 (incorporated by reference to Exhibit 99.4 to the current report on Form 6-K (File No. 001-41573), furnished yo the SEC on January 10, 2024).
4.10	Form of Securities Purchase Agreement of September 2024 Notes (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K, furnished to the SEC on September 20, 2024).
4.11	Form of Senior Unsecured Original Issue 25% Discount Convertible Promissory Note of September 2024 Notes (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K, furnished to the SEC on September 20, 2024).
4.12	Form of Warrant of September 2024 Notes (incorporated by reference to Exhibit 99.3 to the current report on Form 6-K , furnished to the SEC on September 20, 2024).

4.13	Form of Securities Purchase Agreement of October 2024 Notes (incorporated by reference to Exhibit 99.1 to the current report on Form 6-K , furnished to the SEC on October 23, 2024).
4.14	Form of Senior Unsecured Original Issue 25% Discount Convertible Promissory Note of October 2024 Notes (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K, furnished to the SEC on October 23, 2024).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the registration statement on Form F-4 (File No. 333-267558), filed with the SEC on November 4, 2022).
11.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2023, filed with the SEC on September 9, 2024).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 of the Annual Report on Form 20-F for the fiscal fiscal year ended October 31, 2023, filed with the SEC on September 9, 2024).
16.1	Letter from Marcum Asia CPAs, LLP to the U.S. Securities and Exchange Commission dated August 12, 2024 (incorporated by reference to Exhibit 16.1 to the current report on Form 6-K furnished to the SEC on August 12, 2024).
97.1	Compensatory Recovery Policy (incorporated by reference to Exhibit 97.1 of the Annual Report on Form 20-F for the fiscal year ended October 31, 2024 filed with the SEC on February 27, 2025).
101. SCH*	Inline XBRL Taxonomy Extension Schema Document.
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
		Name:	Shixuan He
		Title:	Chief Executive Officer
Date: January 23, 2026

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Shareholders and Board of Directors of

High-Trend International Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of High-Trend International Group and subsidiaries (the “Company”) as of October 31, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ equity(deficit), and cash flows for each of the years in the three-year period ended October 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID: 1171

San Mateo, California

January 23, 2026

We have served as the Company’s auditor since 2024.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of October 31,
	2025	2024

ASSETS
Current Assets:
Cash and cash equivalents	$10,140,032	$6,862,970
Accounts receivable	8,651,612	7,582,530
Prepayments, prepaid expenses and other current assets	8,481,387	8,078,301
Deferred compensation expense	1,587,603	3,338,719
Due from related parties	1,428,808	3,472
Total Current Assets	30,289,442	25,865,992

Property and equipment, net	4,767	201
Prepayments, prepaid expenses and other non-current assets	830,389	869,779
Deferred compensation expense- non-current	1,130,476	2,447,180
Operating lease right-of-use assets, net	104,129	23,407
Total Assets	$32,359,203	$29,206,559

LIABILITIES AND EQUITY

Current Liabilities:
Current maturity of long-term bank loan	$-	$580,076
Accounts payable	1,106,686	731,042
Advances from customers	7,427,910	5,784,425
Accrued expenses and other liabilities	11,018,723	6,924,302
Operating lease liability-current	77,596	23,407
Due to related parties	91,059	5,502,907
Taxes payable	9,213	7,756
Total Current Liabilities	19,731,187	19,553,915

Long-term bank loans	-	916,923
Operating lease liability-noncurrent	26,533	-
Deferred tax liability	-	107
Total Liabilities	19,757,720	20,470,945

COMMITMENTS AND CONTINGENCIES (Note 13)

Equity:
Class A Ordinary Shares, $0.0025 par value, 489,900,000 shares authorized, 6,632,441 and 4,715,419 shares issued and outstanding at October 31, 2025 and 2024, respectively *	16,583	11,790
Class B Ordinary Shares, $0.0025 par value, 10,100,000 shares authorized, 100,000 and nil shares issued and outstanding at October 31, 2025 and 2024, respectively *	250	-
Additional paid-in capital	59,279,198	33,904,575
Accumulated deficit	(51,419,154)	(28,553,022)
Total Shareholders’ Equity	7,876,877	5,363,343
Non-controlling interest	4,724,606	3,372,271
Total Equity	12,601,483	8,735,614
Total Liabilities and Equity	$32,359,203	$29,206,559

*	Retroactively restated for twenty-five-for-one share consolidation on July 16, 2025. Shares and per share data are presented on a retroactive basis to give effect to the reverse recapitalization

The accompanying notes are an integral part of these consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	For the years ended October 31,
	2025	2024	2023
Revenue
Ocean freight revenue	$213,993,072	$105,387,225	$94,523,562
Vessel service revenue and others	422,840	2,789,458	733,976
Total revenue	214,415,912	108,176,683	95,257,538

Cost of revenues	207,612,961	100,076,361	107,142,741
Gross profit (loss)	6,802,951	8,100,322	(11,885,203)

Operating expenses:
Share-based compensation	21,922,261	1,200,562	-
General and administrative expenses	4,792,925	4,595,206	3,742,728
Total operating expenses	26,715,186	5,795,768	3,742,728

(Loss) income from operations	(19,912,235)	2,304,554	(15,627,931)

Other income (expense)
Interest income	60,833	3,444	7,738
Interest expense	(45,935)	(90,203)	(112,022)
Change in fair value of convertible notes	-	(23,213,031)	-
Loss on settlement of convertible notes	-	(306,793)	-
Other income (expense), net	(203,984)	91,318	(42,947)
Total other expense, net	(189,086)	(23,515,265)	(147,231)

Loss before income taxes	(20,101,321)	(21,210,711)	(15,775,162)

Provision for income taxes	9,106	4,139	2,542

Net loss	(20,110,427)	(21,214,850)	(15,777,704)
Less: Net income (loss) attributable to non-controlling interests	1,352,335	2,382,846	(6,445,680)
Net loss attributable to the Company	$(21,462,762)	$(23,597,696)	$(9,332,024)

Loss per share attributable to the Company - Basic and diluted*	$(4.18)	$(10.02)	$(4.45)
Weighted average shares outstanding - Basic and diluted*	5,470,715	2,354,185	2,096,971

*	Retroactively restated for twenty-five-for-one share consolidation on July 16, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED OCTOBER 31, 2025, 2024 AND 2023

	Ordinary Shares *				Additional Paid in	Retained Earnings (Accumulated	Non-controlling
	Class A	Amount	Class B	Amount	Capital	Deficits)	Interest	Total
Balance at October 31, 2022	2,000,000	$5,000	-	$-	$152,550	$4,376,698	$5,490,105	$10,024,353
Effect of reverse merger	108,783	272	-	-	(1,109,727)	-	-	(1,109,455)
Conversion of promissory note settlement upon the reverse merger	2,200	6	-	-	499,994	-	-	500,000
Net loss for the year					-	(9,332,024)	(6,445,680)	(15,777,704)
Subsidiaries’ dividends declared	-	-	-	-	-	-	(902,000)	(902,000)
Balance at October 31, 2023	2,110,983	$5,278	-	$-	$(457,183)	$(4,955,326)	$(1,857,575)	$(7,264,806)
Issuance of shares for services	471,836	1,180	-	-	6,985,281	-	-	6,986,461
Ordinary Shares issued for convertible notes settlement	12,600	$32	-	$-	$149,421	-	-	149,453
Ordinary Shares issued for convertible notes conversion	2,120,000	5,300	-	-	27,227,056	-	-	27,232,356
Net (loss) income for the year	-	-	-	-		(23,597,696)	2,382,846	(21,214,850)
Capital contribution made by shareholder	-	-	-	-	-	-	2,847,000	2,847,000
Balance at October 31, 2024	4,715,419	$11,790	-	$-	$33,904,575	$(28,553,022)	$3,372,271	$8,735,614
Share-based compensation	495,169	1,238	-	-	15,391,929	-	-	15,393,167
Issuance of Class B shares for warrants settlement	-	-	100,000	250	(250)	-	-	-
Issuance of Class A shares for warrants exercise	827,979	2,070	-	-	373,060	-	-	375,130
Issuance shares for private placement	67,985	170	-	-	4,452,829	-	-	4,452,999
Option exercised	500,000	1,250	-	-	3,753,750	-	-	3,755,000
Warrants modification revaluation change	-	-	-	-	1,403,370	(1,403,370)	-	-
Share allotment for share combination	25,889	65	-	-	(65)	-	-	-
Net (loss) income for the year	-	-	-	-		(21,462,762)	1,352,335	(20,110,427)
Balance as of October 31, 2025	6,632,441	$16,583	100,000	$250	$59,279,198	$(51,419,154)	$4,724,606	$12,601,483

*	Retroactively restated for twenty-five-for-one share consolidation on July 16, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended October 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(20,110,427)	$(21,214,850)	$(15,777,704)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	505	22,205	42,235
Deferred tax benefit	(107)	(110)	(1,076)
Amortization of operating lease right-of-use assets	72,453	84,221	43,517
Share-based compensation	21,922,261	1,200,562	-
Gain from disposal of testing vessel	-	(39,662)	-
Change in fair value of convertible notes	-	23,213,031	-
Loss on settlement of convertible notes	-	306,793	-
Changes in operating assets and liabilities:
Accounts receivable	(1,069,082)	(6,598,746)	2,971,527
Prepayments, prepaid expenses and other assets	(363,696)	(4,491,777)	4,065,720
Due from related parties	(1,199,087)	4,295	1,137,951
Accounts payable	375,644	308,044	(537,472)
Advances from customers	1,643,485	2,321,012	(6,603,865)
Accrued expenses and other liabilities	3,430,965	1,684,729	(3,059,251)
Taxes payable	1,457	(48,405)	(7,390)
Operating leases liabilities	(72,453)	(79,548)	(48,190)
Net cash provided by (used in) operating activities	4,631,918	(3,328,206)	(17,773,998)

Cash flows from investing activities:
Additions to property and equipment	(5,071)	-	-
Net cash used in investing activities	(5,071)	-	-

Cash flows from financing activities:
Net cash acquired in the reverse recapitalization	-	-	23
Repayment of loans to related parties	(1,084,030)	(8,507,613)	(13,222,559)
Loans from related parties	851,114	10,687,510	13,378,750
Repayment of long-term bank loans	(1,496,999)	(917,679)	(832,579)
Cash received from warrants exercised	375,130	-	-
Cash received from options exercised	5,000	-	-
Capital contributed by shareholders	-	2,847,000	-
Dividends to shareholders	-	-	(902,000)
Proceeds from convertible notes	-	5,307,000	-
Repayment of convertible notes	-	(1,445,015)	-
Net cash (used in) provided by financing activities	(1,349,785)	7,971,203	(1,578,365)

Net increase (decrease) in cash and cash equivalents	3,277,062	4,642,997	(19,352,363)
Cash and cash equivalents, beginning of year	6,862,970	2,219,973	21,572,336
Cash and cash equivalents, end of year	$10,140,032	$6,862,970	$2,219,973

Supplemental disclosure information:
Cash paid for income taxes	$7,756	$52,654	$10,870
Cash paid for interest	$45,306	$90,191	$60,789
SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$153,175	$97,122	$252,339
Ordinary Shares issued for deferred compensation expense	$(1,751,116)	$3,338,719	$-
Ordinary Shares issued for deferred compensation expense– noncurrent portion	$(1,316,704)	$2,447,180	$-
Ordinary Shares issued for settlement of convertible notes	$-	$149,453	$-
Ordinary Shares issued for settlement of related party liabilities in a private placement	$4,452,999	$-	$-
Ordinary Shares issued for settlement of accrued liabilities and other payable	$288,726	$-	$-
Ordinary Shares issued for conversion of convertible notes	$-	$27,232,356	$-
Disposal of testing vessel through settlement of liabilities	$-	$579,147	$-
Conversion of rights to Ordinary Shares upon the reverse merger recapitalization	$-	$-	$500,000

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

As a result of the SPAC Transaction, among other things, (i) all outstanding Ordinary Shares of Caravelle Group were cancelled in exchange for 2,000,000 Ordinary Shares of the Company, (ii) each outstanding unit of Pacifico (the “Pacifico Unit”) was automatically detached, (iii) each unredeemed outstanding share of common stock of Pacifico (the “Pacifico Common Stock”) was cancelled in exchange for the right to receive one (1) Ordinary Share of the Company, (iv) every ten (10) outstanding rights of Pacifico (the “Pacifico Rights”) were contributed in exchange for one (1) one Ordinary Share of the Company, and were cancelled and ceased to exist, and (v) each unit purchase option of Pacifico (the “Pacifico UPO”) were automatically cancelled and ceased to exist in exchange for one (1) unit purchase option of the Company (the “UPO”).

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

For the fiscal year ended October 31, 2025, the Company’s subsidiaries are as follows:

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

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. The operating results of the non-controlling interests is presented on the face of the consolidated statements of operations as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Group. As of October 31, 2025 and 2024, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Topsheen Shipping Group Corporation and Topsheen Shipping Singapore Pte. Ltd.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassification

Certain amounts have been reclassified to improve the clarity and comparability of the financial statements. These reclassifications had no impact on previously reported total assets, liabilities, equity, net income (loss), or cash flows for any periods presented.

Foreign currency translation

The Group follows U.S. GAAP for both the translation and remeasurement of balance sheet and income statement items into U.S. Dollars. For those business units that operate in a local currency functional environment, all assets and liabilities are translated into U.S. Dollars using the exchange rates in effect at the end of the period; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in shareholders’ equity. For those business units that operate in a U.S. Dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. Dollars using the exchange rates in effect at the end of the period except for nonmonetary assets and capital accounts, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at monthly exchange rates which approximate average exchange rates in effect during each year, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. For the years ended October 31, 2025, 2024 and 2023, all the Group’s functional currency is the U.S. Dollar.

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

Accounts receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for credit losses. On November 1, 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements. The Group’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Group evaluates its accounts receivable for expected credit losses on a regular basis. The Group maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Group considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Group adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. No credit losses were recorded for the years ended October 31, 2025 and 2024, respectively.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayments, prepaid expenses and other assets

Prepayments, prepaid expenses and other assets primarily consist of prepayments for fuel and other costs, prepayments for keyman insurance, which are presented net of allowance for credit losses. These balances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations in other income (expenses), net.

Impairment of long-lived assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets for the years ended and as of October 31, 2025 and 2024.

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

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, prepayments, prepaid expenses and other current assets, accounts payables, balances with related parties, and other current liabilities, approximate their fair values because of the short-term maturity of these instruments. The carrying amounts of long-term loans approximate fair values as the related interest rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from vessel services

The Group contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners and commercial management. As the operator of the vessels, the Group undertakes to use its best endeavors to provide the agreed vessel services as agents for and on behalf of the ship owners and to protect and promote the interest of the ship owners in all matters relating to the provision of services. Most of the vessel service agreements have a term of less than one year and are typically billed on a monthly basis. The vessel service revenue is recorded on a net basis. Net revenue includes billings to customers, net of voyage operating expenses incurred. The Group transfers control of the service to the customer and satisfies its performance obligation over the term of the contract, and therefore recognized revenue over the term of the contracts.

Revenue from others

In February 2025, the Group began to provide technology consulting services related to onboard carbon capture technologies. The majority of the technology consulting contracts have a short term of up to one year and are typically billed in advance. Technology consulting revenue is recognized at the point in time when the required technical or feasibility assessments are delivered to the customers for their intended use, as control is transferred so that the customer can direct the use and obtain the associated benefits and the Group has an enforceable right to payment of its fees.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenues recognized prior to invoicing when the Group has satisfied the Group’s performance obligation and has the unconditional rights to payment. Contract liabilities are reflected as advances from customers on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the fulfillment of performance obligations. As of October 31, 2025 and 2024, the advances from customers amounted to $7,427,910 and $5,784,425, respectively. The entire contract liabilities of $5,784,425 as of October 31, 2024 has been recognized as revenue for the fiscal year ended October 31, 2025. The Company expects to recognize the entire contract liabilities as of October 31, 2025 as revenue within the next 12 months.

For the years ended October 31, 2025, 2024 and 2023, the disaggregation of revenue is as follows:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2025	2024	2023
Ocean freight revenue	$213,993,072	$105,387,225	$94,523,562
Vessel services revenue and others*	422,840	2,789,458	733,976
Total	$214,415,912	$108,176,683	$95,257,538

*	For the years ended October 31, 2025, 2024 and 2023, these revenues included $422,840, $nil and $nil, respectively of revenue from consulting services provided to customers related to onboard carbon capture technologies.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Voyage expenses

Voyage expenses include port and canal charges, bunker (fuel) expenses, charter cost and others cost directly associated with voyages. These amounts are recognized as cost of revenues over the voyage period.

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

Government subsidies

The Group received government subsidies according to related policy from the Singapore government. The Group receives government subsidies that the Singaporean government has not specified its purpose for and are not tied to future trends or performance of the Group. Receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The unspecific purpose subsidies are recognized as other income (expenses), net upon receipt as further performance by the Group is not required. For the years ended October 31, 2025, 2024 and 2023, the government subsidies amounted to $4,896, $3,502 and $20,922, respectively.

Employee benefits

The full-time employees of the Company’s subsidiary are entitled to staff welfare benefits including medical care, unemployment insurance and pension benefits, which are government mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits were $84,913, $50,842 and $54,551 for the years ended October 31, 2025, 2024 and 2023, respectively.

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

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred for the years ended October 31, 2025, 2024 and 2023. All of the tax returns of the Company’s subsidiaries in Singapore remain subject to examination by the tax authorities for four years from the date of filing.

Loss per share

The Group computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended October 31, 2025, 2024 and 2023, there were no dilutive shares.

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

For the fiscal year ended October 31, 2025, one customer accounted for approximately 15% of the Group’s total revenues. For the fiscal year ended October 31, 2024, no customer accounted for more than 10% of the Group’s total revenues. For the fiscal year ended October 31, 2023, one customer accounted for approximately 15% of the Group’s total revenues. As of October 31, 2025, two customers accounted for approximately 16% and 12% of the Group’s accounts receivable. As of October 31, 2024, two customers accounted for approximately 23% and 11% of the Group’s accounts receivable.

b.	Significant suppliers

For the years ended October 31, 2025, 2024 and 2023, one related party supplier accounted for approximately 28%, 32% and 24% of the Group’s total purchases, respectively. As of October 31, 2025, three suppliers accounted for approximately 33%, 31% and 19% of the Group’s total accounts payable. As of October 31, 2024, two suppliers accounted for approximately 69% and 24% of the Group’s total accounts payable.

c.	Cash and cash equivalents

The Group maintains cash and cash equivalents with various financial institutions in Singapore and management believes these financial institutions are high credit quality. As of October 31, 2025 and 2024, we held cash and cash equivalents of $9,723,474 and $5,754,599, respectively, at major financial institutions in Singapore where there is a 100,000 Singapore Dollar (approximately $76,852) deposit insurance limit for a legal entity’s aggregated balance at each bank. As of October 31, 2025 the total insured balance was approximately $123,348.

Recent accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures where applicable. The Group does not expect the adoption of ASU-2023-07 will have a material effect on the consolidated financial statements.

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

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect the adoption of ASU-2023-07 will have a material effect on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Group is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. he FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Group is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Group is currently assessing the impact this standard will have on the Company’s Consolidated Financial Statements.

In December 2025, the Financial Accounting Standards Board (“FASB”) issued guidance to establish the accounting for a government grant received by a business entity. The amendment is effective for annual and interim periods beginning after December 15, 2028, though early adoption is permitted. The Company is currently evaluating the impact of this amendment on its Consolidated Financial Statements.

In September 2025, the FASB issued guidance to target improvements to the Accounting for Internal-Use Software, which simplifies the capitalization guidance by removing all references to software development project stages and clarifies the criteria to begin capitalizing cost. The amendment is effective for annual and interim periods beginning after December 15, 2027, though early adoption is permitted. The Group is currently evaluating the impact of this amendment on its Consolidated Financial Statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s consolidated balance sheets, statements of operations and statements of cash flows.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	October 31, 2025	October 31, 2024
Accounts receivable	$8,651,612	$7,582,530

Note 4 — PREPAYMENTS AND OTHER ASSETS

Prepayments and other assets consisted of the following:

	October 31, 2025	October 31, 2024

Prepayments for fuel and other costs	$8,125,053	$7,921,703
Prepaid keyman insurance*	1,108,848	869,779
Others	77,875	156,598
Total	$9,311,776	$8,948,080
Including:
Prepayments, prepaid expense and other current assets	$8,481,387	$8,078,301
Prepayments, prepaid expenses and other non-current assets	$830,389	$869,779

*	On February 14, 2020, the Company purchased a keyman insurance policy for its principal shareholder at a cost of $916,923. As of October 31, 2025, the surrender value was $822,228. On September 25, 2025, the Company purchased a new keyman insurance for its management at a cost of $367,729. As of October 31, 2025, the surrender value was $286,620.

Note 5 — DEFERRED COMPENSATION EXPENSES

Deferred compensation expenses consisted of the following:

	October 31, 2025	October 31, 2024
Deferred compensation expenses (1)	$2,718,079	$5,785,899
Total	$2,718,079	$5,785,899
Including:
Deferred compensation expenses	$1,587,603	$3,338,719
Deferred compensation expense -long term	$1,130,476	$2,447,180

(1)	For the fiscal year ended October 31, 2025, the Company issued an aggregate of 80,000 Class A Ordinary Shares to consultants as compensation to replace their related cash compensation. Service terms generally range from several months to 3 years. As of October 31, 2025, the fair value of unamortized shares was $2,718,079, which was considered as the prepaid portion of share-based compensation.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	October 31, 2025	October 31, 2024

Transportation equipment	$98,860	$98,860
Office and electronic equipment	16,781	11,710
Leasehold improvement	54,387	54,387
Subtotal	170,028	164,957
Less: accumulated depreciation	(165,261)	(164,756)
Property and equipment, net	$4,767	$201

Depreciation expense for the years ended October 31, 2025, 2024 and 2023 amounted to $505, $22,205 and $42,235, respectively. In October 2024, the Group disposed of a testing vessel to a related party (See Note 10) and reported a gain of $39,662.

Note 7 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	October 31, 2025	October 31, 2024

Accrued expenses (1)	$9,245,092	$5,853,795
Board compensation payable	75,000	363,726
Due to a third-party (2)	952,181	-
Other payable	746,450	706,781
Accrued expenses and other liabilities	$11,018,723	$6,924,302

(1)	The balance represented accrued contract expenses.

(2)	The balance was advanced by Dr. Guohua Zhang (former Chief Executive Officer and Chairman of the Board of the Company) before October 31, 2024 (Detail see Note 10).

Note 8 — BANK LOANS

Bank loans consisted of the following loans:

	October 31, 2025	October 31, 2024

Loan from DBS Bank (due on May 13, 2025) (1)	$-	$580,076
Revolving credit for keyman insurance (2)	-	916,923
Total	-	1,496,999
Less: current maturity of long-term bank loan	-	580,076
Long-term bank loans	$-	$916,923

(1)	On April 9, 2020, the Group signed a loan agreement with DBS Bank Ltd. to obtain a five-year loan of $3,650,434 (or SGD 5,000,000). The loan bears a fixed interest rate of 3% per annum. The bank loan was guaranteed by Mr. Dong Zhang, a shareholder of the Company (Chief Shipping Officer of the Company until April 2, 2024 and a former director of the Company until July 9, 2024). The Group paid interest for the first twelve months and must pay monthly instalments comprising principal and interest thereafter. As of October 31, 2024, the balance was $580,076. The Group repaid the remaining balance in fiscal year 2025.

(2)	On February 14, 2020, the Group obtained a revolving credit facility I (RCF I) from DBS Bank Ltd. of $916,923 that was used to settle the premium of a keyman insurance policy for Mr. Dong Zhang. The weighted average effective interest rate is 4.3% for the fiscal year ended October 31, 2025. The revolving credit facility is secured by way of first legal assignment of all rights, title, interests and benefits under and arising out of the insurance policy including all proceeds payable under the insurance policy and all proceeds of any repayment or refund of premium by the insurer. The Group repaid this loan on August 1, 2025.

Interest expense for the above-mentioned loans amounted to $45,935, $90,191 and $112,022 for the years ended October 31, 2025, 2024 and 2023, respectively. The weighted average effective interest rates were .9%, 4.6% and 3.9% for the years ended October 31, 2025, 2024 and 2023, respectively.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES

The Group has several operating leases for offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the years ended October 31, 2025, 2024 and 2023 amounted to $76,701, $96,687 and $92,312, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	October 31, 2025	October 31, 2024

Right-of-use assets, net	$104,129	$23,407

Operating lease liabilities - current	$77,596	$23,407
Operating lease liabilities - non-current	26,533	-
Total operating lease liabilities	$104,129	$23,407

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of October 31, 2025:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.3 years
Weighted average discount rate	3.9%

Maturities of lease liabilities as follow:

Twelve months ending October 31,	Amount
2026	$80,234
2027	26,745
Total future minimum lease payments	106,979
Less: imputed interest	2,850
Present value of lease liabilities	$104,129

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS

The Group records transactions with various related parties. These related party balances as of October 31, 2025 and 2024 and transactions for the years ended October 31, 2025, 2024 and 2023 are identified as follows:

Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Group
Dr. Guohua Zhang(1)	Former Chief Executive Officer and Chairman of the Board
Mr. Jinyu Chang (2)	Controller of the Company, former Chairman of the Board
Mr. Dong Zhang	10% shareholder of Topsheen Samoa, 39% shareholder of Topsheen Shipping
Mr. Hanxi Chang	Former Chief Executive Officer
Shanghai Weisheng International Logistics Co., Ltd	Controlled by Shoucheng, Lei, director of Topsheen Shipping
Topsheen Shipping Limited (Topsheen Ltd.”)	Related to Mr. Dong Zhang
Nanjing Derun Shipping Co., Ltd.	Controlled by Mr. Dong Zhang, former principal shareholder, Chief Shipping Officer and director
Top Wisdom Shipping Management Co. Limited	Related to Mr. Dong Zhang
Max Bright Marine Service Co. Ltd.	Related to Mr. Dong Zhang
Top Legend Shipping Co. Limited	Related to Mr. Dong Zhang
Top Creation International (HK) Limited	Related to Mr. Dong Zhang
Top Moral Shipping Limited	Related to Mr. Dong Zhang
New Galion Group (HK) Co. Ltd (“New Galion”)	Controlled by Dr. Guohua Zhang
High-Trend Holdings USA LLC (“High-Trend”)	Controlled by Mr. Jinyu Chang, a major shareholder of the Company
Speed Wealthy Ltd.	Controlled by Mrs.Ran Li (Mrs. Li is Dong Zhang’s spouse)

(1)	Prior to July 11, 2024, Dr. Guohua Zhang (“Dr. Zhang”) was the ultimate controlling shareholder of the Company, holding a 67.14% beneficial ownership interest. On July 11, 2024, Dr. Zhang and transferred 800,000 Class A Ordinary Shares, representing 35.85% of the Company’s outstanding shares, to High-Trend. In connection with the transaction, Dr. Zhang resigned as Chief Executive Officer and Interim Chief Financial Officer and ceased to serve as Chairman of the Board of Directors on October 16, 2024. The Company’s shareholders voted to approve the removal of Dr. Zhang as a director of the Company on January 3, 2025. After the July 11, 2024 transaction, Mr. Jinyu Chang (“Mr. Chang”) as the sole shareholder and manager of High-Trend, became the ultimate controlling shareholder of the Company. As of April 22, 2025, Dr. Zhang held less than a 10% beneficial ownership interest and ceased to be a related party.

(2)	Effective March 13, 2025, Mr. Chang resigned as the Chairman of our Board of Directors, but continued to serve as a director of the Company. Also, effective March 13, 2025, Mr. Christopher Nixon Cox was elected to serve as a director and the Chairman of our Board of Directors.

(a)	Due from related parties

Due from related parties consisted of the following:

	October 31, 2025	October 31, 2024

Top Moral Shipping Limited (1)	$366,612	$-
Topsheen Shipping Limited (1)	1,062,196	-
High-Trend (2)	-	3,472
Total	$1,428,808	$3,472

(1)	The balance mainly represents certain payments made for vessel leases, which were subsequently cancelled and was subject to refund as of October 31,2025. The balance was fully collected as of December 31, 2025.

(2)	The balance mainly represents a one-time advance to cover emergency business costs to High-Trend as of October 31, 2024.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS (continued)

(b)	Due to related parties

Due to related parties consisted of the following:

	October 31, 2025	October 31, 2024
Topsheen Shipping Limited (1)	$-	$4,540,347
Shanghai Weisheng International Logistics Co., Ltd.	10,724	4,137
Nanjing Derun Shipping Co., Ltd.	-	6,242
Jinyu Chang	75,255	-
Dr. Guohua Zhang (2)	-	952,181
High-Trend	5,080	-
Total	$91,059	$5,502,907

(1)	The balances mainly represented the working capital advances provided by Topsheen Shipping Limited and was extinguished pursuant to an agreement signed on March 10, 2025. (see below (d) Issuance of shares for private placement/warrants settlement to related parties).

(2)	As of October 31, 2024, Dr. Guohua Zhang advanced $952,181 to the Group to pay operating business expanses. All these advances are non-interest bearing and due on demand. As of April 22, 2025, Dr. Zhang held less than a 10% beneficial ownership interest and ceased to be a related party. The balance of $952,181 was reclassified to accrued expenses and other liabilities.

(c)	Issuance of a convertible note to a related party

On September 16, 2024, the Company closed the sale of a $3,548,000 senior unsecured convertible promissory note (the “September 2024 Note”) to High-Trend, which was converted into 1,419,200 Class A Ordinary Shares on September 23, 2024. In connection with the September 2024 Note, the Company also issued 961,807 warrants to High-Trend with an exercise price $4.15 per share for a term of five years. All of the warrants were exercised. As of October 31, 2025, no warrants were outstanding.

(d)	Issuance of shares for private placement/warrants settlement to related parties

On March 10, 2025, the Company closed a private placement of 67,985 Class A Ordinary Shares at a price of $65.5 per share (aggregate consideration of $4,452,999) to Speed Wealthy. On the same date, the Company, Speed Wealthy and Topsheen Shipping Limited entered into an agreement, the Company’s issuance of shares to Speed Wealthy served as satisfaction of the Company’s $4,452,999 debt obligation to Topsheen Shipping Limited.

On March 24, 2025, the Company exchanged 133,828 warrants held by High-Trend into 100,000 Class B Ordinary Shares. Immediately prior to transaction, the warrants were classified as equity. Based on the valuation report issued by an independent valuation firm, the fair value of the 100,000 Class B Ordinary Shares approximated the fair value of the 133,828 warrants immediately before the settlement, as a result, the Company determined that there was no gain or loss to be recognized for this transaction.

These transactions represent non-cash financing activities.

(e)	Services provided by related parties

		For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
		2025	2024	2023
Topsheen Shipping Limited	Vessel leasing	$55,869,806	$32,074,722	$28,809,218
Max Bright Marine Service Co. Ltd	Vessel leasing	4,391,406	4,722,665	2,648,111
Top Wisdom Shipping Management Co. Limited	Freight services	35,304	-	64,967
Top Creation International (HK) Limited	Vessel leasing	4,986,161	3,223,900	1,856,363
Nanjing Derun Shipping Co., Ltd.	Collection agent	553,619	580,062	526,940
Top Moral Shipping Limited	Vessel leasing	3,965,931	3,594,467	8,567
Top Legend Shipping Co. Limited	Vessel leasing	4,398,896	3,797,942	3,176,917
Total		$74,201,123	$47,993,758	$37,091,083

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTY TRANSACTIONS (continued)

(f) Services provided to related parties

The Group provides transportation/freight services to related parties frequently throughout the year pursuant to one-off arrangements.

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2025	2024	2023
Shanghai Weisheng International Logistics Co., Ltd	$62,773	$249,753	$371,826
Nanjing Derun Shipping Co., Ltd	-	73,532	-
Topsheen Shipping Limited	-	-	106,235
Total	$62,773	$323,285	$478,061

(g) Loan guarantee provided by a related party

Mr. Dong Zhang provided a guarantee for the repayment of the Group’s long-term loan from April 9, 2020 to May 13, 2025. (See Note 8)

(h) Strategic purchase contract with a related party

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

In addition, for the year ended October 31, 2025, the Company also issued Class A Ordinary Shares as share based compensation to its director and executive officers and employees, among that, the Company issued in aggregated of 140,000 Class A Ordinary Shares to Mr. Dong Zhang for the purpose of providing incentives for future business development. The share awards vested in accordance with the terms of their service contracts, which generally up to 3 years. The total fair value of the share awards to Mr. Dong Zhang amounted to $10,700,000, determined based on the Company’s share price at grant dates and the Company recognized $8,448,548 in share-based compensation expenses for the year ended October 31, 2025. Furthermore, the Company issued 22,664 Class A Ordinary Shares to the former Chief Executive Officer for his past service. The fair value of the related share awards was $2,351,390, which was recognised as share-based compensation expenses for the year ended October 31, 2025 (Details refer to Note 12 Equity -Class A ordinary shares issued for share-based compensation).

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

Topsheen Companies participates under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity of Topsheen Companies is exempt from taxation for the duration of MSI-AIS approval. The MSI-AIS approval was received in November 2015 for a period of ten years and extended for another ten years in November 2025. The impact of the tax exemption noted above decreased taxes by $nil for the years ended October 31, 2025, 2024 and 2023, respectively. The benefit of the tax exemption on net income (loss) per share (basic and diluted) were $nil per share for the years ended October 31, 2025, 2024 and 2023, respectively. As the Company’s revenue are 100% generated from exempt income, the Company’s net operating loss is not eligible to carried forward for further taxable profit offset. No deferred tax assets were recognized as of October 31, 2025 and 2024.

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

i)	The components of the Group’s income tax provision are as follows:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2025	2024	2023
Current	$9,213	$4,249	$3,618
Deferred	(107)	(110)	(1,076)
Total	$9,106	$4,139	$2,542

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES (continued)

a) Corporate Income Taxes (“CIT”) (continued)

ii)	The following table summarizes the Group’s deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	October 31, 2025	October 31, 2024
Deferred tax liability:
Depreciation for tangible assets	$-	$107
Total	$-	$107

The Group’s loss before income taxes consisted of:

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2025	2024	2023
Non-Singapore	$(23,109,029)	$(26,514,548)	$(1,534,840)
Singapore	3,007,708	5,303,837	(14,240,322)
Total	$(20,101,321)	$(21,210,711)	$(15,775,162)

The following table reconciles the Singapore statutory rates to the Group’s effective tax rate for the years ended October 31, 2025, 2024 and 2023.

	For the year ended October 31,	For the year ended October 31,	For the year ended October 31,
	2025	2024	2023
Singapore Statutory income tax rate	17.0%	17.0%	17.0%
Differential of local statutory tax rate	(19.5)%	(21.3)%	(2.2)%
Effect of preferential tax rate	2.5%	4.4%	(15.4)%
Non-taxable income	-%	-%	0.8%
Non-deductible items and others *	-%	(0.2)%	(0.22)%
Effective tax rate	(0.0)%	(0.1)%	(0.02)%

*	Non-deductible items and others represent excess expenses and losses not deductible for Singapore tax purpose.

(b)	Taxes payable

Taxes payable consist of the following:

	October 31, 2025	October 31, 2024

Income tax payable	$9,213	$7,756
Total taxes payable	$9,213	$7,756

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — EQUITY

Ordinary Shares

On January 3, 2025, at the Company’s Annual General Meeting of Shareholders, shareholders approved the proposed re-designation and re-classification of 497,500,000 Ordinary Shares of a par value of $0.0001 each in the capital of the Company (including all of the issued and outstanding shares) as 497,500,000 Class A Ordinary Shares, and a proposed re-designation and re-classification of 2,500,000 unissued Class A Ordinary Shares of a par value of $0.0001 each in the capital of the Company as 2,500,000 Class B Ordinary Shares, so that the authorized share capital of the Company is $50,000 divided into 497,500,000 Class A Ordinary Shares of a par value of $0.0001 each and 2,500,000 Class B Ordinary Shares of a par value of $0.0001 each. Class A Ordinary Shares and Class B Ordinary Shares have equal economic rights but unequal voting rights. Class A Ordinary Shares receive one vote each and Class B Ordinary Shares receive twenty votes each.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. In no event may Class A Ordinary Shares be converted into Class B Ordinary Shares. Subject to the Amended and Restated Memorandum and Articles, upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder thereof to any person which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B Ordinary Shares as a result of which any person who is not an affiliate of such holder becomes a beneficial owners of such Class B Ordinary Shares, such Class B Ordinary Shares will be automatically and immediately converted into an equal number of Class A Ordinary Shares.

On July 16, 2025, the Company effected a one-for-twenty-five share consolidation of its issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares. As a result of the share consolidation, each 25 Ordinary Shares of a par value of $0.0001 were consolidated into one ordinary share with a par value of $0.0025. In connection with the share consolidation, the Company also approved an increase in its authorized share capital.

In August 2025, the Company issued 25,889 Class A Ordinary Shares for fractional shares in connection with the share consolidation reconciliation. No cash was paid in lieu of fractional shares. All historical share and per share amounts in these financial statements have been retroactively adjusted to reflect the share consolidation.

As of October 31, 2025, the Company had an aggregate of 6,732,441 Ordinary Shares issued and outstanding, consisting of 6,632,441 Class A Ordinary Shares and 100,000 Class B Ordinary Shares.

As of October 31, 2024, the Company had an aggregate of 4,715,419 ordinary shares issued and outstanding, consisting of 4,715,419 Class A Ordinary Shares and nil Class B Ordinary Shares.

Class A Ordinary Shares issued in a private placement

On March 10, 2025, the Company closed a private placement with Speed Wealthy Ltd, a related party of the Company. The Company issued 67,985 Class A Ordinary Shares of the Company at a price of $65.5 for consideration of $4,452,999. On March 10, 2025, Speed Wealthy Ltd. and Topsheen Shipping Limited, which companies are related to Mr. Dong Zhang, and our company entered into an agreement, pursuant to which Speed Wealthy Ltd.’s payment obligation for the shares issued in the above private placement was fully satisfied by extinguishing the Company’s debt obligations to Topsheen Shipping Limited.

Class A Ordinary Shares issued for settlement of convertible notes

On November 24, 2023, the Company entered into a convertible promissory note with an investor in the principal amount of $63,333 (the “2023 Note”), the Company issued 600 Class A Ordinary Shares to the noteholder on December 27, 2023. The fair value of the conversion note was assessed at $8,468 based on the Company’s stock price upon issuance.

In January 2024, the Company closed the first tranche of a senior secured convertible note financing with certain investors for the principal amount of $1.5 million (the “January 2024 Notes”), the Company issued 12,000 Clas A Ordinary Shares to the noteholders on August 14, 2024. The fair value of the conversion notes was assessed at $140,985 based on the Company’s stock price at the date of the agreement.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — EQUITY (continued)

Class A Ordinary Shares issued for conversion of convertible notes

On September 16, 2024, the Company closed a private placement financing of a senior unsecured convertible promissory note with High-Trend for the principal amount of $3,548,000 (the “September 2024 Note”), the Company issued 1,419,200 Class A Ordinary Shares to the noteholder on September 23, 2024. The fair value of the conversion note was assessed at $10,719,806 based on the Company’s stock price upon conversion.

On October 18, 2024, the Company closed a private placement financing of senior unsecured convertible note (the “October 2024 Notes”) with four investors with for the principal amount of $1,752,000, the Company issued 700,800 Class A Ordinary Shares to the noteholder on October 21, 2024. The fair value of the conversion note was assessed at $16,512,550 based on the Company’s stock price upon conversion.

Class B Ordinary Share issued for warrants settlement

On March 24, 2025, the Company settled 133,828 warrants held by High-Trend by issuance of 100,000 Class B Ordinary Shares to High-Trend. These Class B Ordinary Shares carry the same economic rights as Class A Ordinary Shares but have 20 voting rights per share. Based on the valuation report issued by an independent valuation firm, the fair value of the 100,000 Class B Ordinary Shares approximated the fair value of the 133,828 warrants immediately before the exchange, as a result, the Company determined that there was no gain or loss to be recognized for the above transaction. The fair values of the warrants and Class B Ordinary Shares were determined using a Binomial Option pricing model and Market Approach, which are classified as Level 3 measurement due to the use of significant unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value.

Class A Ordinary Shares issued for share-based compensation

Consultants

During the fiscal years ended October 31, 2025, 2024 and 2023, the Company issued an aggregate of 80,000, 471,836 and nil Class A Ordinary Shares to certain consultants as compensation to replace their related cash compensation. Service terms generally range from several months to 3 years. The total fair value of the share award amounted to $1,185,500, $6,986,461 and nil, determined based on the contracts date. For the fiscal year ended October 31, 2025, 2024 and 2023, the Company recorded $4,253,320, $1,200,562 and $nil in share-based compensation expenses of the Group’s consolidated statement of operations, respectively. As of October 31, 2025 and 2024, the unrecognized share-based compensation expense related to unamortized shares issued amounted to $2,718,079 and $5,785,899, which was considered as prepaid share-based compensation and recorded as a deferred compensation expense.

Executive officers, directors and employees

During the fiscal year ended October 31, 2025, the Company issued an aggregate of 415,169 Class A Ordinary Shares, consisting of 241,837 Class A Ordinary Shares issued to executive officers and directors and 173,332 Class A Ordinary Shares issued to the rest of employees, for the purpose of replacing their cash salaries and providing incentives for future business development. The share awards vested in accordance with the terms of their service contracts, which generally up to 3 years. The total fair value of the share awards amounted to $23,589,135, determined based on the Company’s share price at grant date. For the fiscal year ended October 31, 2025, the Company recorded $13,918,941 in share-based compensation expenses of the Group’s consolidated statement of operations, which consisted of share based compensation expense of $2,168,339 related to executive officers and directors and share based compensation expense of $11,750,602 related to certain employees. As of October 31, 2025, the unrecognized share-based compensation expense related to unvested shares issued amounted to $9,381,468.

Warrants

The Company issued 961,807 warrants in connection with the September 2024 Note financing. Based on the valuation report conducted by an independent valuation firm, no residual value was allocated to these freestanding warrants. The warrants have a term of five years with an exercise price $4.15 per share, subject to adjustment. The proceed from this financing was used for working capital purposes.

Warrants cashless exercise modification

On March 24, 2025, the Company entered into an amended warrant agreement with High-Trend. The amendment provides that if at any time after the issuance date: (1) the VWAP of the Class A Ordinary Shares on each of any given five (5) consecutive trading day period is less than $65.0, or (2) the ADTC (defined as the number of Class A Ordinary Shares that, on average, change hands during a single trading day, as reported by Bloomberg) on each of any given five (5) consecutive trading day period is less than 20,000, the holder shall have the right, at any time thereafter, at the holder’s sole option to effect a cashless exercise (a “Cashless Exercise”), in whole or in part, to elect to receive one Class B Ordinary Share for each warrant being exercised in such Cashless Exercise (the “Amended warrant term”). The provisions of the amended warrant was unanimously approved by the board of directors of the Company. The amendment warrant also provided for additional antidilution rights to the holder in the event of a share combination, but such provision was ultimately waived by the holder.

HIGH-TREND INTERNATIONAL GROUP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — EQUITY (continued)

The Company accounted for the amended warrant agreement in accordance with ASC815-40-35-17(d). The excess between the fair value of the modified warrants and the fair value of the warrants immediately before modification was $1,403,370, which amount was assessed by an independent valuation firm. The excess fair value was recognized as a deemed dividend to warrant holders, which is treated as a reduction of income available to common stockholders in basic earnings per share in accordance with ASC260-10-45-15. The fair values of the warrants immediately prior to the modification and after the modification were determined using the Binomial Option Pricing and Monte-Carol Simulation Models by an independent valuation firm. The fair value of warrants represented Level 3 measurement as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value.

During the fiscal year ended October 31, 2025, 827,979 warrants were exercised and 133,828 warrants were settled for 100,000 Class B Ordinary Shares of the Company.

A summary of warrants activity was as follows:

		Weighted average
	Number of	exercise price per share	Weighted average life	Expiration
	warrants	($)	Years	dates
Balance of warrants outstanding as of October 31, 2023	-	-	-	-
- September 2024 Warrants issued in connection with the September Note	961,807	4.15	5.0	September 15, 2029
Balance of warrants outstanding and exercisable as of October 31, 2024	961,807	4.15	4.9	-
Exercised	(961,807)	-	-	-
Balance of warrants outstanding and exercisable as of October 31, 2025	-	-	-	-

2022 Incentive Plan

The Company adopted the 2022 Share Incentive Plan (the “2022 Plan”), which provides for the issuance of up to an aggregate of 133,981 of its Class A Ordinary Shares. The 2022 Plan permits the award of options, share appreciation rights, rights to dividends and dividend equivalent rights, restricted shares and restricted share units and other rights or benefits under the 2022 Plan. No awards were granted under the 2022 Plan as of October 31, 2024.

On May 19, 2025, the Board of the Company approved an amendment to the 2022 Plan and authorized the management to implement an equity incentive plan under which the total number of shares to be issued shall not exceed 20% of the Company’s total outstanding share capital. During the fiscal year ended October 31, 2025, the Company granted 500,000 options vesting upon issuance with an exercise price of $0.01 to two consultants for their market development services in connection with our ocean transportation business. During the fiscal year ended October 31, 2025, all of the 500,000 options were exercised.

For the fiscal year ended October 31, 2025, 2024 and 2023, the Company recorded $3,750,000, $nil and $nil in share-based compensation expenses related to vested options, respectively. As of October 31, 2025 and 2024, no unrecognized share-based compensation expense related to unvested options existed.

Share Repurchase Program

On August 28, 2025, the Board of Directors of the Company formally approved a share repurchase program. Under this program, the Company is authorized to repurchase up to $5.0 million of its Class A Ordinary Shares. The Share Repurchase Program is set to expire on August 23, 2027. As of October 31, 2025, no shares were repurchased.

Dividends

On December 30, 2022, the Group’s 61% owned subsidiary - Topsheen Shipping declared a dividend of $2,000,000, of which Topsheen Samoa received $1,220,000 and a non-controlling shareholder of Topsheen Shipping received $780,000. On January 31, 2023, Topsheen Samoa declared a dividend of $1,220,000, of which a non-controlling shareholder received $122,000.

For the fiscal year ended October 31, 2023, the Group declared and paid a total of $902,000 in dividends to non-controlling shareholders. The dividends paid by the Group’s subsidiaries were based on the related subsidiary’s historical performance and earnings at the time of the dividend declaration.

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

Note 14 — SUBSEQUENT EVENTS

On October 29, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor pursuant to which the Company agreed to issue and sell to the Investor debt convertible into shares of its Class A Ordinary Shares, in one or more pre-paid advance purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) for an aggregate purchase price of up to $20,000,000. Each Pre-Paid Purchase accrues interest at the rate of 8% per annum. The Company also agreed to issue to the investor 22,883 Class A Ordinary Shares (the “Commitment Shares”) as consideration for the Investor’s commitment, and 630,000 Class A Ordinary Shares for $1,575 as pre-delivery shares (the “Pre-Delivery Shares”).

The Securities Purchase Agreement provides for an initial Pre-Paid Purchase (the “Initial Pre-Paid Purchase”) in the principal amount of up to $3,230,000 of debt with an original issue discount of $210,000 and the payment of transaction expenses of $20,000. The Company may also, at its sole and absolute discretion, at any time and from time to time during the Commitment Period, request additional Pre-Paid Purchases, subject to agreed upon maximum and minimum purchase amounts (all as defined in the Securities Purchase Agreement) from the Investor by providing a written notice of such request to the Investor.

Pursuant to the Securities Purchase Agreement, the Investor, at its sole discretion, has the right, but not the obligation, to convert the debt by delivering conversion notices to the Company. The number of Ordinary Shares issuable will be determined by dividing the applicable conversion amount by the purchase price, which equals 85% of the lowest daily volume weighted average price during the ten (10) trading days immediately prior to the purchase notice date, but not less than a stated floor price of $1.75. In no event may such issuances cause the investor to beneficially own more than 9.99% of the Company’s outstanding Ordinary Shares at any time. The investor has also committed to a “daily trading volume limit not exceeding 15 percent of total daily trading volume” for any subsequent share transactions related to this financing.

On November 1, 2025, the Company issued 652,883 Class A Ordinary shares as the Commitment Shares and Pre-Delivery Shares. On November 7, 2025, the Company closed the Initial Pre-Paid Purchase of $3,230,000., The net proceed from the Initial Pre-Paid Purchase was $3,000,000 (after deducting OID and other issuance costs).

The Company has assessed all events from October 31, 2025 through January 23, 2026, which is the date that these consolidated financial statements are available to be issued, unless as disclosed above, there are not any material subsequent events that require disclosure in these consolidated financial statements other than events detailed above.